As filed with the Securities and Exchange Commission on June 26, 2015

Registration No. 333-204463

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

FORM S-4

REGISTRATION STATEMENT

Under

THE SECURITIES ACT OF 1933

MICROCHIP TECHNOLOGY INCORPORATED

(Exact name of registrant as specified in its charter)

Delaware	3674	86-0629024
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

2355 West Chandler Boulevard

Chandler, Arizona 85224

(480) 792-7200

(Address, Including Zip Code, and Telephone Number, including Area Code, of Registrant’s Principal Executive Offices)

Steve Sanghi

President and Chief Executive Officer

Microchip Technology Incorporated

2355 West Chandler Boulevard

Chandler, Arizona 85224

(480) 792-7200

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:

Robert T. Ishii, Esq. J. Robert Suffoletta, Esq. Wilson Sonsini Goodrich & Rosati, Professional Corporation 650 Page Mill Road Palo Alto, California 94304 (650) 493-9300	Raymond D. Zinn President and Chief Executive Officer Micrel, Incorporated 2180 Fortune Drive San Jose, California 95131 (408) 944-0800	William M. Kelly, Esq. Davis Polk & Wardwell LLP 1600 El Camino Real Menlo Park, California 94025 (650) 752-2000

Approximate date of commencement of the proposed sale of the securities to the public:

As soon as practicable after this registration statement becomes effective and upon completion of the merger described in the enclosed document.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act (check one):

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-l(d) (Cross-Border Third-Party Tender Offer)  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This document shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

PRELIMINARY—SUBJECT TO COMPLETION—DATED JUNE 26, 2015

MICREL, INCORPORATED

2180 Fortune Drive

San Jose, California 95131

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

To Be Held On [●], 2015

Dear Shareholders of Micrel, Incorporated:

Microchip Technology Incorporated and Micrel, Incorporated have entered into a merger agreement under which Microchip will acquire Micrel (the “merger”). We are pleased to invite you to attend a special meeting of shareholders of Micrel that is being held in connection with the merger. The meeting will be held at Micrel’s principal executive offices located at 2180 Fortune Drive, San Jose, CA 95131, on [●], 2015, at 8:00 a.m., California time, to consider and vote upon the following matters:

•	a proposal to adopt the Agreement and Plan of Merger, dated as of May 7, 2015, as it may be amended from time to time (the “merger agreement”), by and among Microchip Technology Incorporated, Mambo Acquisition Corp., Mambo Acquisition LLC and Micrel, Incorporated, a copy of which is included as Annex A to the proxy statement/prospectus of which this notice forms a part;

•	a proposal to adjourn the Micrel special meeting, if necessary or appropriate, to solicit additional proxies in favor of the proposal to adopt the merger agreement if there are insufficient votes at the time of such adjournment to approve such proposal; and

•	a proposal, on an advisory (non-binding) basis, to approve the compensation that may be paid or become payable to Micrel’s named executive officers in connection with the merger, and the agreements and understandings pursuant to which such compensation may be paid or become payable, as described in the section entitled “The Merger—Interests of Micrel’s Directors and Executive Officers in the Merger—Golden Parachute Compensation”.

Micrel shareholders will have the right to elect to receive merger consideration upon completion of the merger for each of their shares of Micrel common stock in the form of cash or shares of Microchip common stock, subject to the proration procedures described in this proxy statement/prospectus. In the event of proration, a Micrel shareholder who elected cash may receive a portion of the merger consideration in stock and therefore in a form other than that which such shareholder elected. However, because the value of the merger consideration will fluctuate with the market price of Microchip common stock, Micrel shareholders will not know at the time that they vote on the adoption of the merger agreement the number of shares of Microchip common stock or the amount of cash they will receive in the merger.

Completion of the merger is conditioned on, among other things, adoption of the merger agreement by our shareholders. It is the parties’ expectation that, subject to the satisfaction of the conditions to the closing of the merger, the merger will be consummated within two (2) business days following the Micrel special meeting. However, it is possible that factors outside the control of Microchip and Micrel could result in the closing of the merger being completed a substantial amount of time after the date on which the Micrel special meeting is held.

Micrel will transact no other business at the Micrel special meeting except such business as may properly be brought before the Micrel special meeting or any adjournment or postponement thereof. Please refer to the proxy statement/prospectus of which this notice forms a part for further information with respect to the business to be transacted at the Micrel special meeting.

The Micrel Board of Directors has unanimously approved and adopted the merger agreement and determined that the merger agreement and the transactions contemplated thereby, including the merger, are advisable and in the best interests of Micrel and its shareholders. The Micrel Board of Directors unanimously recommends that Micrel shareholders vote “FOR” each of the proposals set forth above.

The Micrel Board of Directors has fixed the close of business on June 16, 2105 as the record date for determination of Micrel shareholders entitled to receive notice of, and to vote at, the Micrel special meeting or any adjournments thereof. Only holders of record of Micrel common stock at the close of business on the record date are entitled to receive notice of, and to vote at, the Micrel special meeting. A list of the names of Micrel shareholders of record will be available for ten days prior to the Micrel special meeting for any purpose germane to the Micrel special meeting between the regular business hours of 9:00 a.m. and 5:00 p.m., California time, at Micrel’s headquarters, 2180 Fortune Drive, San Jose, California 95131. The Micrel shareholder list will also be available at the Micrel special meeting during the whole time thereof for examination by any shareholder present at such meeting.

Adoption of the merger agreement requires the affirmative vote of holders of a majority of the outstanding shares of Micrel common stock as of the record date for the Micrel special meeting. Approval of the proposal to adjourn the Micrel special meeting, if necessary or appropriate, to solicit additional proxies in favor of the proposal to adopt the merger agreement if there are insufficient votes at the time of such adjournment to approve such proposal requires the affirmative vote of the holders of a majority of the shares of Micrel common stock entitled to vote at the Micrel special meeting and present in person or represented by proxy, whether or not a quorum is present. Approval, on an advisory (non-binding) basis, of the compensation that may be paid or become payable to Micrel’s named executive officers in connection with the merger, and the agreements and understandings pursuant to which such compensation may be paid or become payable, requires the affirmative vote of the holders of a majority of the shares of Micrel common stock present in person or represented by proxy at the Micrel special meeting and entitled to vote thereon, assuming a quorum is present.

Your vote is very important. Whether or not you expect to attend the Micrel special meeting in person, we urge you to submit a proxy to vote your shares as promptly as possible by either: (1) logging onto www.proxyvote.com and following the instructions on your proxy card; (2) dialing (800) 690-6903 and listening for further directions; or (3) signing and returning the enclosed proxy card in the postage-paid envelope provided, so that your shares may be represented and voted at the Micrel special meeting. If your shares are held in the name of a bank, brokerage firm or other nominee, please follow the instructions on the voting instruction card furnished by the record holder, as appropriate.

The enclosed proxy statement/prospectus provides a detailed description of the merger and the merger agreement. We urge you to read carefully and in their entirety the proxy statement/prospectus of which this notice forms a part, including any documents incorporated by reference, and the Annexes. In particular, we urge you to carefully read the section entitled “Risk Factors” beginning on page 17 of the attached proxy statement/prospectus. If you have any questions concerning the merger or this proxy statement/prospectus, would like additional copies or need help voting your shares of Micrel common stock, please contact Micrel’s proxy solicitor:

MacKenzie Partners, Inc.

105 Madison Avenue

New York, New York 10016

proxy@mackenziepartners.com

Call Collect: (212) 929-5500

Call Toll-Free: (800) 322-2885

By Order of the Board of Directors of Micrel, Incorporated,

COLIN STURT,
Secretary

[●], 2015

San Jose, California

ADDITIONAL INFORMATION

This proxy statement/prospectus incorporates by reference important business and financial information about Microchip and Micrel from other documents that are not included in or delivered with this proxy statement/prospectus. This information is available to you without charge upon your written or oral request. You can obtain the documents incorporated by reference into this proxy statement/prospectus by requesting them in writing or by telephone from the appropriate company at the following addresses and telephone numbers:

Microchip Technology Incorporated 2355 West Chandler Boulevard Chandler, Arizona 85224 Telephone: (480) 792-7200 Attn: Investor Relations	Micrel, Incorporated 2180 Fortune Drive San Jose, California 95131 Telephone: (408) 944-0800 Attn: Robert E. DeBarr

or

MacKenzie Partners, Inc. 105 Madison Avenue New York, New York 10016 proxy@mackenziepartners.com Call Collect: (212) 929-5500 Call Toll-Free: (800) 322-2885

Investors may also consult Microchip’s and Micrel’s websites for more information concerning the merger described in this proxy statement/prospectus. Microchip’s website is www.microchip.com and Micrel’s website is www.micrel.com. Information included on these websites is not incorporated by reference into this proxy statement/prospectus.

If you would like to request any documents, please do so by [●], 2015 in order to receive them before the meeting.

For more information, see “Where You Can Find More Information”.

ABOUT THIS PROXY STATEMENT/PROSPECTUS

This proxy statement/prospectus, which forms part of a registration statement on Form S-4 filed with the United States Securities and Exchange Commission (the “SEC”) by Microchip, constitutes a prospectus of Microchip under Section 5 of the Securities Act of 1933, as amended (the “Securities Act”), with respect to the shares of Microchip common stock to be issued pursuant to the merger. This proxy statement/prospectus also constitutes a proxy statement for Micrel under Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). It also constitutes a notice of meeting with respect to the special meeting of Micrel shareholders.

You should rely only on the information contained in or incorporated by reference into this proxy statement/prospectus. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this proxy statement/prospectus. This proxy statement/prospectus is dated [●], 2015. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than that date. You should not assume that the information incorporated by reference into this proxy statement/prospectus is accurate as of any date other than the date of the incorporated document. Neither our mailing of this proxy statement/prospectus to Micrel shareholders nor the issuance by Microchip of shares of Microchip common stock in connection with the merger will create any implication to the contrary.

This proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation. Information contained in this proxy statement/prospectus regarding Microchip has been provided by Microchip and information contained in this proxy statement/prospectus regarding Micrel has been provided by Micrel.

All references in this proxy statement/prospectus to “Microchip” refer to Microchip Technology Incorporated, a Delaware corporation, and/or its consolidated subsidiaries, unless the context requires otherwise; all references in this proxy statement/prospectus to “Micrel” refer to Micrel, Incorporated, a California corporation, and/or its consolidated subsidiaries, unless the context requires otherwise; all references to “Merger Sub” refer to Mambo Acquisition Corp., a California corporation and direct wholly owned subsidiary of Microchip formed for the sole purpose of effecting the mergers; all references to “Merger Sub 2” refer to Mambo Acquisition LLC, a California limited liability company and direct wholly owned subsidiary of Microchip formed for the sole purpose of effecting the mergers; unless otherwise indicated or as the context requires; all references in this proxy statement/prospectus to “we,” “our” and “us” refer to Microchip and Micrel, collectively; unless otherwise indicated or as the context requires, all references to the “merger agreement” refer to the Agreement and Plan of Merger, dated as of May 7, 2015, as it may be amended from time to time, by and among Microchip, Merger Sub, Merger Sub 2 and Micrel, a copy of which is included as Annex A to this proxy statement/prospectus; and, all references to the “voting agreements” refer to each of the voting agreements, dated as of May 7, 2015, as they each may be amended from time to time, by and among Microchip, Merger Sub, Merger Sub 2 and each of the directors and executive officers of Micrel, a form of which is included as Annex B to this proxy statement/prospectus. Also, in this proxy statement/prospectus, “$” and “USD” refer to U.S. dollars, and “California time” means the local time in California.

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QUESTIONS AND ANSWERS

The following are some questions that you, as a shareholder of Micrel, Incorporated, a California corporation (“Micrel”), may have regarding the merger and the other matters being considered at the special meeting and the answers to those questions. Microchip and Micrel urge you to carefully read the remainder of this proxy statement/prospectus because the information in this section does not provide all the information that might be important to you with respect to the merger and the other matters being considered at the special meeting. Additional important information is also contained in the Annexes to, and the documents incorporated by reference into, this proxy statement/prospectus.

Q:	Why am I receiving this proxy statement/prospectus?

A:	Microchip and its newly formed, direct wholly owned subsidiaries, Mambo Acquisition Corp. (“Merger Sub”) and Mambo Acquisition LLC (“Merger Sub 2”), have entered into an Agreement and Plan of Merger, dated as of May 7, 2015 (as it may be amended from time to time, the “merger agreement”), with Micrel. Subject to the terms and conditions of the merger agreement, at the effective time of the merger, Merger Sub will be merged with and into Micrel, with Micrel surviving the merger as a wholly owned subsidiary of Microchip (the “merger”). At the effective time of the second merger, which will be as soon as practicable following the merger on the closing date, and as part of a single integrated transaction with the merger, Micrel will be merged with and into Merger Sub 2, with Merger Sub 2 surviving the second merger as a limited liability company and a wholly owned subsidiary of Microchip (the “second merger” and, together with the merger, the “mergers”). There are no conditions to the second merger other than consummation of the merger. A copy of the merger agreement is included in this proxy statement/prospectus as Annex A.

The merger cannot be completed unless, among other things, holders of a majority of the shares of the outstanding Micrel common stock as of the record date for the Micrel special meeting vote to adopt the merger agreement. Furthermore, Micrel is soliciting proxies from its shareholders with respect to two additional proposals, however, completion of the merger is not conditioned upon receipt of these approvals:

•	a proposal to adjourn the Micrel special meeting, if necessary or appropriate, to solicit additional proxies in favor of the proposal to adopt the merger agreement if there are insufficient votes at the time of such adjournment to approve such proposal (the “Micrel adjournment proposal”); and

•	a proposal to approve, on an advisory (nonbinding) basis, the compensation that may be paid or become payable to Micrel’s named executive officers in connection with the merger, and the agreements and understandings pursuant to which such compensation may be paid or become payable (the “golden parachute proposal”).

This proxy statement/prospectus contains important information about the merger and the other proposals being voted on at the special meeting, and you should read it carefully. It is a proxy statement because the Micrel Board of Directors is soliciting proxies from its shareholders. It is a prospectus because Microchip will issue shares of Microchip common stock in connection with the merger. The enclosed materials allow you to have your shares voted by proxy without attending the special meeting in person. Your vote is important. We encourage you to submit your proxy as soon as possible.

Q:	What will Micrel shareholders receive for their shares of common stock?

A:

If the merger is completed, Micrel shareholders will be entitled to receive, in exchange for each share of Micrel common stock they hold at the effective time of the merger, either stock or cash consideration with a value equal to either $14.00 or, in certain limited cases, an amount of stock with a value that is less than $14.00, see “The Merger Agreement—Consideration to be Received in the Merger—Aggregate Stock Election Cap”. Micrel shareholders will have the right to elect to receive merger consideration for each of their shares of Micrel common stock in the form of cash or shares of Microchip common stock, subject to proration in the circumstances described below. In the event of proration, a Micrel shareholder who elected cash may receive a portion of the merger consideration in stock and therefore in a form other than that which such shareholder elected.

A Micrel shareholder may specify different elections with respect to different shares that such shareholder holds (e.g., if a Micrel shareholder owns 100 shares of Micrel common stock, that shareholder could make a cash election with respect to 50 shares and a stock election with respect to the other 50 shares).

The aggregate number of shares of Micrel common stock as of immediately prior to closing that holders elect to be paid in Microchip common stock must be equal to or greater than 42% of the shares of Micrel common stock issued and outstanding as of immediately prior to closing (the “minimum stock percentage”). As a result, if the minimum stock percentage is not reached, then certain adjustments will be made to the merger consideration to proportionately reduce the amount of cash received by Micrel shareholders in the manner described below in the section entitled “The Merger Agreement—Consideration to be Received in the Merger—Proration”. To the extent that the number of outstanding shares of Micrel increases between the date of the merger agreement and the effective time of the merger, due to the vesting of stock-settled awards or as otherwise permitted by the merger agreement, the aggregate number of shares of Microchip common stock or cash to be issued as consideration in the merger will be increased accordingly, but the minimum stock percentage must still be met. The minimum stock percentage will be increased if necessary to enable tax opinions in connection with the transaction to be rendered, as described below under “What events could result in the necessity to increase the minimum stock percentage?” In addition, if the aggregate consideration to be paid to any holder of Micrel common stock would result in such holder receiving a fractional share of Microchip common stock, cash will be paid in lieu of such fractional share.

As an example, based on the average (rounded to the nearest one tenth of a cent) of the closing sales prices of Microchip common stock for the ten trading days ending on May 4, 2015 (the second to last trading date before May 6, 2015), for each share of Micrel common stock held, a Micrel shareholder would receive either $14.00 in cash (the “per share cash amount”) or 0.2902 shares of Microchip common stock, subject to proration of those shareholders who elected cash in the event the minimum stock percentage would not be reached. As another example, based on the average (rounded to the nearest one tenth of a cent) of the closing sales prices of Microchip common stock for the ten trading days ending on [●], 2015 (the second to last most recent practicable trading date prior to the date of this proxy statement/prospectus), for each share of Micrel common stock held, a Micrel shareholder would receive either $14.00 in cash or [●] shares of Microchip common stock, subject to proration of those shareholders who elected cash in the event the minimum stock percentage would not be reached.

The exact amount of cash and number of shares of Microchip common stock you receive will depend on the election you and other holders of Microchip common stock make and the formula in the merger agreement, including its election, proration and adjustment provisions. For a summary of the formula contained in the merger agreement, see “The Merger Agreement—Consideration to be Received in the Merger”.

Q:	What events could result in the necessity to increase the minimum stock percentage?

A:	The minimum stock percentage will be increased if necessary to enable tax opinions in connection with the transaction to be rendered. An increase in the minimum stock percentage generally would be necessary only if the value of a share of Microchip common stock on the last trading day immediately prior to the Closing Date or on the Closing Date is significantly lower than the ten-day average used to determine the exchange ratio. In that case, it is possible that even though the minimum stock percentage of 42% is satisfied, the value as of the Closing Date of the shares of Microchip common stock that otherwise would be issued as consideration in the merger would be less than 40% of the total value of the merger consideration (including both cash and shares), which is the percentage generally required in order for the tax opinions to be rendered. Thus, the increase in the minimum stock percentage is intended to enable the tax opinions to be rendered by increasing the portion of the merger consideration that is paid in the form of shares of Microchip common stock. In the event that this increase in the minimum stock percentage were required, it would occur immediately before the closing, and holders of Micrel common stock affected by the increase would be alerted.

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Q:	How would you alert shareholders of any increase in the minimum stock percentage?

A:	Microchip and Micrel would issue a joint press release in the United States alerting Micrel shareholders of any increase in the minimum stock percentage. The press release would also be posted on Microchip’s webpage for posting press releases at http://www.microchip.com/newsandevents.aspx and Micrel’s webpage for posting press releases at http://investor.micrel.com/releases.cfm.

Q:	When would you alert shareholders of any increase in the minimum stock percentage?

A:	Microchip and Micrel would alert shareholders of any increase in the minimum stock percentage before the beginning of the trading day on the first trading day after the day on which the increase in the minimum stock percentage is determined to be necessary.

Q:	What will I receive in the merger in exchange for my equity awards?

A:	If the merger is completed, certain Micrel equity awards (“Micrel roll-over award shares”) will be assumed by Microchip and converted into Microchip equity awards as follows:

•	Assumed Micrel Restricted Stock Units. Upon consummation of the merger, each outstanding and unvested Micrel restricted stock unit that does not vest by its terms upon the consummation of the merger will be assumed by Microchip and converted into a restricted stock unit with respect to whole shares of Microchip common stock, on the same terms and conditions as applied to such Micrel restricted stock unit immediately prior to the consummation of the merger, with the number of shares of Microchip common stock subject to each such assumed restricted stock unit determined based upon the exchange ratio, which is the quotient, rounded down to the nearest whole share, obtained by dividing the per share cash amount by the average ten-day Microchip closing price for the ten most recent trading days ending on the second to last trading day immediately prior to the closing.

•	Assumed Micrel Stock Options. Upon consummation of the merger, each outstanding and unvested Micrel stock option that does not vest by its terms upon the consummation of the merger will be assumed by Microchip and converted into a stock option with respect to whole shares of Microchip common stock, on substantially the same terms and conditions applied to such Micrel stock option immediately prior to the consummation of the merger, with the number of shares of Microchip common stock subject to each such assumed stock option determined by multiplying the number of unvested Micrel shares subject to the stock option by the exchange ratio rounded down to the nearest share. The per share exercise price of each assumed Micrel stock option shall be equal to the quotient, rounded up to the nearest whole cent, obtained by dividing the exercise price per share at which such assumed Micrel stock option is exercisable immediately prior to the consummation of the merger by the exchange ratio.

If the merger is completed, certain Micrel equity awards (“Micrel cancelled award shares”) will be cancelled and Microchip will pay each holder of any such equity award as follows:

•	Cancelled Micrel Restricted Stock Units. Upon consummation of the merger, each outstanding Micrel restricted stock unit or portion thereof not assumed by Microchip as described above will be cancelled and the holder thereof will receive a cash payment with respect to each share of Micrel common stock subject to the cancelled award equal to the per share cash amount less applicable tax withholding.

•	Cancelled Micrel Stock Options. Upon consummation of the merger, each outstanding Micrel stock option or portion thereof not assumed by Microchip as described above that has an applicable exercise price less than the per share cash amount will be cancelled and the holder thereof will receive a cash payment with respect to each share subject to the cancelled stock option equal to the difference between the per share cash amount and the exercise price of the applicable Micrel stock option less applicable tax withholding. For stock options with an applicable exercise price greater than or equal to the merger consideration, no payment will be received.

Based upon 1,715,259 outstanding Micrel restricted stock units and 5,574,298 outstanding Micrel stock options on the record date for the Micrel special meeting and on the average (rounded to the nearest one tenth of a cent) of the closing sales prices of Microchip for the ten trading days ending [●] (the second to last trading day before [●] ), Microchip will pay aggregate cash consideration of $[●] to holders of Micrel cancelled award shares as of immediately prior to closing in connection with the merger and will reserve an aggregate of [●] shares of Microchip common stock in respect of Microchip equity awards issued to holders of Micrel roll-over award shares as of immediately prior to the closing in connection with the merger, although these numbers may change based on the number of outstanding Micrel equity awards on the closing date. See “The Merger Agreement—Treatment of Micrel Equity Awards”.

Q:	What are the details of the consideration election?

A:	You will be allowed to make a cash election with respect to any or all of your shares of Micrel common stock and/or a stock election with respect to any or all of your other shares of Micrel common stock (subject to proration if the minimum stock percentage is not reached):

•	A cash election with respect to a share of Micrel common stock means a request to receive $14.00 in cash per share, without interest.

•	A stock election with respect to a share of Micrel common stock means a request to receive that number of shares of Microchip common stock equal to (1) $14.00 per share divided by (2) the average ten-day Microchip closing price for the ten most recent trading days ending on the second to last trading day immediately prior to the closing, rounded to the nearest one ten thousandth (the “stock consideration”).

The exact amount of cash and number of shares of Microchip common stock you receive will depend on the election you and other Micrel shareholders make and the formula in the merger agreement, including its election, proration and adjustment provisions. In addition, if the aggregate consideration to be paid to any holder of Micrel common stock would result in such holder receiving a fractional share of Microchip common stock, cash will be paid in lieu of such fractional share. For a summary of the formula contained in the merger agreement, see “The Merger Agreement—Consideration to be Received in the Merger”.

Q:	How do I make an election?

A:	If you are the record holder of shares of Micrel common stock on June 16, 2015 the record date for the Micrel special meeting (the “Micrel record date”), you will receive an election form, and a letter of transmittal, (the “election form”) allowing you to specify the number of shares of Micrel common stock, if any, you desire to convert into the right to receive merger consideration in the form of cash or shares of Microchip common stock. You must deliver a completed election form by 5:00 p.m. California time on either (A) the date of the Micrel special meeting or, (B) if the closing date of the merger is more than four business days following the Micrel special meeting, the business day immediately preceding the closing date of the merger (the “election deadline”), to Wells Fargo Bank, N.A., as exchange agent (the “exchange agent”). Such election form must be accompanied by the included letter of transmittal and the certificates representing the shares of Micrel common stock, unless such shares of Micrel common stock are held in book-entry form. If you hold your shares of Micrel common stock through a bank, broker or other nominee, your bank, broker or other nominee, as applicable, will provide you with instructions on how to make an election. If your election form is received after the election deadline or you fail to comply with your bank’s, broker’s or nominee’s instructions, your election will be disregarded, and you will receive consideration in whatever form or mix that remains after taking into account other Micrel shareholders’ preferences.

Q:	How can I change my election?

A:

If you are a record holder of Micrel common stock, you may (i) change your election by written notice received by the exchange agent prior to the election deadline, accompanied by a properly completed and signed revised election form or (ii) revoke your election by written notice received by the exchange agent prior to the election deadline. If your election form is revoked, the certificate(s), if any, for the shares of Micrel common stock to which such election form relates will be promptly returned to you.

Q:	Am I required to make an election in order to receive the merger consideration?

A:	No. If you do not make an election, you will still receive the merger consideration upon completion of a duly executed letter of transmittal and delivery of your stock certificates (or book-entry shares). However, if you have a preference for a specific form of merger consideration and do not make an election, the exchange agent will not take your preference into consideration and you will receive, depending on the elections made by the other shareholders, cash, stock or a mix of both. If the minimum stock percentage is not met, you will receive shares of Microchip common stock.

Q:	When and where will the special meeting be held?

A:	The Micrel special meeting will be held at Micrel’s principal executive offices located at 2180 Fortune Drive, San Jose, CA 95131, on [●], 2015, at 8:00 a.m., California time.

Q:	What are the proposals on which I am being asked to vote?

A:	Micrel is soliciting proxies from its shareholders with respect to three proposals:

•	a proposal to adopt the merger agreement, approval of which is a condition to completion of the merger;

•	the Micrel adjournment proposal, approval of which is not a condition to completion of the merger; and

•	the golden parachute proposal, approval of which is not a condition to completion of the merger.

Q:	What constitutes a quorum at the meeting?

A:	Shareholders who hold shares representing at least a majority of the outstanding shares of Micrel common stock entitled to vote at the Micrel special meeting must be present in person or represented by proxy to constitute a quorum for the transaction of business at the Micrel special meeting. The Micrel shareholders, by a majority vote at the meeting by the holders of Micrel common stock entitled to vote and present in person or represented by proxy, whether or not a quorum is present, may adjourn the meeting to another time or place without further notice. If the adjournment is for more than 45 days or, if after the adjournment, a new record date is fixed for the adjourned meeting, a new notice of the adjourned meeting will be given to each shareholder of record entitled to vote at the adjourned meeting.

Failures to vote will not be included in the calculation of the number of shares of Micrel common stock represented at the Micrel special meeting for purposes of determining whether a quorum has been achieved. Abstentions will be included in the calculation of the number of shares of Micrel common stock represented at the Micrel special meeting for purposes of determining whether a quorum has been achieved. If brokers do not have discretion to vote on any of the proposals at a shareholders’ meeting, broker non-votes will not count toward the calculation of a quorum. As each of the proposals to be voted on at the Micrel special meeting is considered “non-routine”, brokers do not have discretion to vote on such proposals and, as such, broker non-votes will not be included in the calculation of the number of shares of Micrel common stock represented at the Micrel special meeting for purposes of determining whether a quorum has been achieved.

Q:	How do I vote?

A:	If you are a shareholder of record of Micrel as of the close of business on the Micrel record date, you may vote in person by attending the Micrel special meeting or, to ensure your shares are represented at the Micrel special meeting, you may authorize a proxy to vote by:

•	logging onto www.proxyvote.com and following the instructions on your proxy card to submit a proxy via the internet anytime up to 8:59 p.m., California time, on [●], 2015, and following the instructions provided on that site;

•	dialing (800) 690-6903 and listening for further directions to submit a proxy by telephone anytime up to 8:59 p.m., California time, on [●], 2015, and following the instructions provided in the recorded message; or

•	signing and returning the accompanying proxy card in the enclosed postage-paid envelope. Micrel shareholders of record may submit the proxies through the mail by signing, dating, completing and returning their proxy card in the enclosed, pre-addressed, postage-paid envelope. To be valid, a returned proxy card must be signed and dated.

Q:	If my shares are held in a stock brokerage account, or in “street name” by my broker, bank or nominee, will my broker, bank or nominee automatically vote my shares for me?

A:	No. If you hold your shares in a stock brokerage account or if your shares are held by a bank or nominee (in “street name”), you must provide the record holder of your shares with instructions on how to vote your shares. Please follow the voting instructions provided by your bank, broker or other nominee. Please note that you may not vote shares held in street name by returning a proxy card directly to Micrel or by voting in person at your special meeting unless you provide a “legal proxy,” which you must obtain from your bank, broker or other nominee. Further, brokers who hold shares of Micrel common stock on behalf of their customers may not give a proxy to Micrel to vote those shares without specific instructions from their customers.

Q:	What if I return my proxy card without indicating how to vote?

A:	If you sign and return your proxy card without indicating how to vote on any particular proposal, your shares will be voted in accordance with the recommendation of the Micrel Board of Directors, as applicable, with respect to such proposal.

Q:	If I am a Micrel shareholder, should I send in my Micrel stock certificates with my proxy card?

A:	No. Please DO NOT send your Micrel stock certificates with your proxy card. You are being provided an election form and instructions regarding the surrender of your stock certificates. If you wish to make an election with respect to your shares of Micrel common stock, you should, prior to the election deadline, send your Micrel stock certificates (if any) to the exchange agent, together with your completed, signed election form and letter of transmittal.

Q:	How many votes do I have?

A:	Holders of Micrel common stock are entitled to one vote for each share of Micrel common stock owned as of the close of business on the Micrel record date. As of the close of business on the Micrel record date, there were 57,120,332 shares of Micrel common stock outstanding and entitled to vote at the Micrel special meeting, approximately 24.1% of which were beneficially owned by the directors and executive officers of Micrel and their affiliates.

Q:	What vote is required to approve each proposal?

A:	Adoption of the merger agreement requires the affirmative vote of the holders of a majority of the outstanding shares of Micrel common stock as of the Micrel record date, and is a condition to completion of the merger. Approval of the Micrel adjournment proposal requires the affirmative vote of the holders of a majority of the shares of Micrel common stock entitled to vote and present in person or represented by proxy at the Micrel special meeting, whether or not a quorum is present. Approval of the golden parachute proposal requires the affirmative vote of holders of the majority of shares of Micrel common stock present in person or represented by proxy at the Micrel special meeting and entitled to vote thereon, assuming a quorum is present. Neither approval of the Micrel adjournment proposal nor the golden parachute proposal is a condition to completion of the merger.

Q:	What will happen if I fail to vote or I abstain from voting?

A:	If you are a Micrel shareholder and you fail to vote, it will have the same effect as a vote “AGAINST” the proposal to adopt the merger agreement, but it will have no effect on the Micrel adjournment proposal or, assuming a quorum is present, on the golden parachute proposal. If you abstain from voting, your shares will be counted as represented at the Micrel special meeting, and it will have the same effect as a vote “AGAINST” the proposal to adopt the merger agreement, “AGAINST” the Micrel adjournment proposal and “AGAINST” the golden parachute proposal.

Q:	What will happen if I fail to instruct my broker, bank or nominee how to vote?

A:	If you are a Micrel shareholder and you do not instruct your broker, bank or nominee on how to vote your shares, your broker may not vote your shares at the Micrel special meeting. This will have the same effect as a vote “AGAINST” the adoption of the merger agreement, but will have no effect on the Micrel adjournment proposal or, assuming a quorum is present, on the golden parachute proposal.

Q:	Can I change my vote after I have returned a proxy or voting instruction card?

A:	Yes. You can change your vote at any time before your proxy is voted at your special meeting. You can do this in one of three ways:

•	you can send a signed notice of revocation;

•	you can grant a new, valid proxy bearing a later date including by telephone or via the internet; or

•	if you are a holder of record, you can attend the Micrel special meeting and vote in person, which will automatically cancel any proxy previously given, or you may revoke your proxy in person, but your attendance alone will not revoke any proxy that you have previously given.

If you choose either of the first two methods, you must submit your notice of revocation or your new proxy to the Secretary of Micrel no later than the beginning of the Micrel special meeting. If you have submitted a proxy for your shares by telephone or via the internet, you may revoke your prior telephone or internet proxy by any manner described above. If your shares are held in street name by your broker, bank or nominee, you should contact your broker, bank or nominee to change your vote.

Q:	How does the Micrel Board of Directors recommend that Micrel shareholders vote?

A:	The Micrel Board of Directors has unanimously determined that the merger agreement and the transactions contemplated by the merger agreement, including the merger, are advisable and in the best interests of Micrel and its shareholders. The Micrel Board of Directors unanimously recommends that Micrel shareholders vote (i) “FOR” the adoption of the merger agreement, (ii) “FOR” the Micrel adjournment proposal and (iii) “FOR” the golden parachute proposal.

x

Q:	Are any Micrel shareholders already committed to vote in favor of the merger?

A:	Yes. All of Micrel’s directors and executive officers entered into voting agreements with Microchip, Merger Sub and Merger Sub 2 and have agreed, in their capacities as Micrel shareholders, to, among other things, vote all shares of Micrel’s capital stock beneficially owned by them in favor of adoption of the merger agreement and any related proposal in furtherance thereof and against any proposal made in opposition to the merger, in each case, subject to the terms and conditions of the voting agreement. As of the record date, the directors and executive officers who signed the voting agreements beneficially owned approximately 14,298,911 shares of Micrel common stock, which represented approximately 24.1% of the total outstanding shares of Micrel’s common stock. The voting agreements will terminate automatically upon termination of the merger agreement and certain other events. As long as the voting agreements remain in effect, approximately 12,122,311 shares of Micrel common stock, which represented approximately 21.2% of the total outstanding shares of Micrel’s common stock, are committed to be voted in favor of the adoption of the merger agreement. See “The Voting Agreements”.

Q:	When do you expect the merger to be completed?

A:	Microchip and Micrel expect to complete the merger as soon as reasonably practicable and expect the closing of the merger to occur early in the third quarter of calendar 2015. However, the merger is subject to various regulatory approvals and the satisfaction or waiver of other conditions, and it is possible that factors outside the control of Microchip and Micrel could result in the merger being completed at an earlier time, a later time or not at all. There may be a substantial amount of time between the date on which the Micrel special meeting is held and the date of the completion of the merger.

Q:	Are shareholders entitled to dissenters’ rights?

A:	No. Under California law, you are not entitled to dissenters’ rights in connection with the merger as specified in Section 1300(b) of the California Corporations Code (the “CCC”).

Q:	Who can help answer my questions?

A:	Micrel shareholders who have questions about the merger or the stock issuance, the other matters to be voted on at the special meeting, or how to submit a proxy, or desire additional copies of this proxy statement/prospectus or additional proxy cards should contact:

MacKenzie Partners, Inc.

105 Madison Avenue

New York, New York 10016

proxy@mackenziepartners.com

Call Collect: (212) 929-5500

Call Toll-Free: (800) 322-2885

or

Micrel, Incorporated

2180 Fortune Drive

San Jose, California 95131

Telephone: (408) 944-0800

SUMMARY

This summary highlights information contained elsewhere in this proxy statement/prospectus and may not contain all the information that is important to you with respect to the merger, the stock issuance and the other matters being considered at the Micrel special meeting. You are urged to read the remainder of this proxy statement/prospectus carefully, including the attached Annexes, and the other documents referred to herein. See also the section entitled “Where You Can Find More Information”. Each item in this summary refers to the page of this proxy statement/prospectus on which that subject is discussed in more detail.

The Companies

Microchip Technology Incorporated (See page 24)

Microchip Technology Incorporated is a leading provider of microcontroller, mixed-signal, analog and Flash-IP solutions, providing low-risk product development, lower total system cost and faster time to market for thousands of diverse customer applications worldwide. Microchip offers outstanding technical support along with dependable delivery and quality.

Shares of Microchip common stock are traded on NASDAQ under the symbol “MCHP”. Following the merger, shares of Microchip common stock will continue to be traded on NASDAQ under the symbol “MCHP”.

The principal executive offices of Microchip are located at 2355 West Chandler Boulevard, Chandler, Arizona 85224, and its telephone number is (480) 792-7200. Additional information about Microchip and its subsidiaries is included in documents incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information”.

Micrel, Incorporated (See page 24)

Micrel designs, develops, manufactures and markets a range of high-performance analog, power and mixed-signal integrated circuits (“ICs”). These products address a wide range of end markets including industrial and automotive, wireline communications, enterprise and cloud infrastructure and mobility. Micrel also manufactures custom analog and mixed-signal circuits and provide wafer foundry services for customers which produce electronic systems utilizing semiconductor manufacturing processes as well as micro-electrical mechanical system (“MEMS”) technologies.

Micrel’s common stock is traded on NASDAQ under the symbol “MCRL”. Upon completion of the merger, shares of Micrel common stock will cease to be listed on NASDAQ and will be deregistered under the Exchange Act.

The principal executive offices of Micrel are located at 2180 Fortune Drive, San Jose, California 95131, and its telephone number is (408) 944-0800. Additional information about Micrel and its subsidiaries is included in documents incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information”.

Mambo Acquisition Corp. (See page 24)

Mambo Acquisition Corp. (“Merger Sub”) is a wholly owned subsidiary of Microchip and is a California corporation. Merger Sub was formed on May 6, 2015, for the sole purpose of effecting the first merger. In the first merger, Merger Sub will be merged with and into Micrel, with Micrel surviving as a wholly owned subsidiary of Microchip.

The principal executive offices of Merger Sub are located at 2355 West Chandler Boulevard, Chandler, Arizona 85224, and its telephone number is (480) 792-7200.

Mambo Acquisition LLC (See page 24)

Mambo Acquisition LLC (“Merger Sub 2”), is a wholly owned subsidiary of Microchip and is a California limited liability company. Merger Sub 2 was formed on May 6, 2015, for the sole purpose of effecting the second merger. In the second merger, Micrel will be merged with and into Merger Sub 2, with Merger Sub 2 surviving as a limited liability company and a wholly owned subsidiary of Microchip.

The principal executive offices of Merger Sub 2 are located at 2355 West Chandler Boulevard, Chandler, Arizona 85224, and its telephone number is (480) 792-7200.

Risk Factors (See page 17)

Before voting at the Micrel special meeting, you should carefully consider all of the information contained in or incorporated by reference into this proxy statement/prospectus, as well as the specific factors under the heading “Risk Factors,” including the risks that:

•	because the market price of Microchip common stock will fluctuate, Micrel shareholders who receive shares of stock in the merger cannot be sure of the value of the merger consideration they will receive at closing;

•	Micrel shareholders who elect cash may receive a form of consideration different from what they elect, depending on the elections of other Micrel shareholders;

•	the merger is subject to a number of conditions, including certain governmental and regulatory conditions that may not be satisfied, and the merger may not be completed on a timely basis, or at all; and

•	Microchip and Micrel may be unable to successfully integrate their businesses in order to realize the anticipated benefits of the merger or do so within the intended timeframe.

The Merger

The Merger Agreement (See page 60)

Microchip and Micrel have entered into the merger agreement attached as Annex A to this proxy statement/prospectus. Microchip and Micrel encourage you to read the entire merger agreement carefully because it is the principal document governing the merger and the stock issuance.

Effects of the Merger (See page 33)

Subject to the terms and conditions of the merger agreement, at the effective time of the merger, Merger Sub will be merged with and into Micrel, with Micrel surviving the merger as a wholly owned subsidiary of Microchip. At the effective time of the second merger, which will be as soon as practicable after the effective time on the closing date of the merger, and as part of a single integrated transaction with the merger, Micrel will be merged with and into Merger Sub 2, with Merger Sub 2 surviving the second merger as a limited liability company and a wholly owned subsidiary of Microchip. There are no conditions to the second merger other than consummation of the merger. Assuming the holders of 42% of the outstanding shares of Micrel common stock elect stock consideration, we expect that, on a fully diluted basis, following the merger, the existing shareholders of Microchip (together with holders of Microchip equity-based awards) will collectively own approximately [●]% of the outstanding Microchip common stock, while the current shareholders of Micrel, together with the holders of Micrel roll-over award shares, will collectively own approximately [●]% of the outstanding Microchip common stock based on the number of shares outstanding of each of Microchip and Micrel on [●], 2015, the most recent practicable date prior to the date of this proxy statement/prospectus.

Consideration to be Received in the Merger (See page 61)

If the merger is completed, Micrel shareholders will have the right to elect to receive merger consideration for each of their shares of Micrel common stock in the form of cash or shares of Microchip common stock, subject to proration in the circumstances described below. In the event of proration, a Micrel shareholder that made a cash election may receive a portion of the merger consideration in a form other than that which such shareholder elected. If the aggregate consideration to be paid to any holder of Micrel common stock would result in such holder receiving a fractional share of Microchip common stock, cash will be paid in lieu of such fractional share.

The value of the merger consideration will be fixed at $14.00 per share, however the number of shares issuable to a Micrel shareholder who has made a stock election will fluctuate with the market price of Microchip common stock and will be equal to the stock consideration. Whether a Micrel shareholder makes a cash election, stock election or no election, the value of the consideration that such shareholder receives as of the date of completion of the merger will be approximately equivalent, subject to adjustment, as described below in the section entitled “The Merger Agreement—Consideration to be Received in the Merger—Aggregate Stock Election Cap”. A Micrel shareholder may specify different elections with respect to different shares that such shareholder holds (e.g., if a Micrel shareholder owns 100 shares of Micrel common stock, that shareholder could make a cash election with respect to 50 shares and a stock election with respect to the other 50 shares).

The aggregate number of shares of Micrel common stock as of immediately prior to closing that holders elect to be paid in Microchip common stock must be equal to or greater than the minimum stock percentage. As a result, if the minimum stock percentage is not met and the cash election is oversubscribed, then certain adjustments will be made to the merger consideration to proportionately reduce the cash amounts received by Micrel shareholders in the manner described below in the section entitled “The Merger Agreement—Consideration to be Received in the Merger—Proration”. To the extent that the number of outstanding shares of Micrel increases between the date of the merger agreement and the effective time of the merger, due to the vesting of stock-settled awards or as otherwise permitted by the merger agreement, the aggregate number of shares of Microchip common stock or cash to be issued as consideration in the merger will be increased accordingly, but the minimum stock percentage must still be met. In addition, if the aggregate consideration to be paid to any holder of Micrel common stock would result in such holder receiving a fractional share of Microchip common stock, cash will be paid in lieu of such fractional share.

As an example, based on the average (rounded to the nearest one tenth of a cent) of the closing sales prices of Microchip common stock for the ten trading days ending on May 4, 2015 (the second to last trading date before May 6, 2015), for each share of Micrel common stock held, a Micrel shareholder would receive either $14.00 in cash or 0.2902 shares of Microchip common stock, subject to proration of those shareholders who elected cash in the event that the minimum stock percentage would not be not reached. As another example, based on the average (rounded to the nearest one tenth of a cent) of the closing sales prices of Microchip common stock for the ten trading days ending on [●], 2015 (the second to last most recent practicable trading date prior to the date of this proxy statement/prospectus), for each share of Micrel common stock held, a Micrel shareholder would receive either $14.00 in cash or [●] shares of Microchip common stock, subject to proration of those shareholders who elected cash in the event the minimum stock percentage would not be reached. We will compute the actual amount of cash and number of shares of Microchip common stock that each Micrel shareholder will receive in the merger using the formula contained in the merger agreement. For a summary of the formula contained in the merger agreement, see “The Merger Agreement—Consideration to be Received in the Merger”.

The following table illustrates the effects of proration due to the minimum stock percentage condition for different hypothetical combinations of aggregate stock and cash elections by holders of Micrel common stock, for illustrative purposes only. For simplicity, the table assumes that there are [●] shares of Micrel common stock outstanding (which represents the number of shares of Micrel common stock outstanding on [●], 2015, the most recent practicable day prior to the date of this proxy statement/prospectus), and that all Micrel shareholders make an election.

Percent of Cash Electing Shares	Percent of Stock Electing Shares	Illustrative Effect of Proration Assuming $[ ]* Microchip common stock
		A shareholder electing 100 shares for cash will receive approximately		A shareholder electing 100 shares for stock will receive approximately
		Cash**	Shares	Cash**	Shares
[●]	[●]	$[●]	[●]	$[●]	[●]
[●]	[●]	[●]	[●]	[●]	[●]
[●]	[●]	[●]	[●]	[●]	[●]
[●]	[●]	[●]	[●]	[●]	[●]
[●]	[●]	[●]	[●]	[●]	[●]
[●]	[●]	[●]	[●]	[●]	[●]
[●]	[●]	[●]	[●]	[●]	[●]
[●]	[●]	[●]	[●]	[●]	[●]
[●]	[●]	[●]	[●]	[●]	[●]
[●]	[●]	[●]	[●]	[●]	[●]
[●]	[●]	[●]	[●]	[●]	[●]

*	Represents the average (rounded to the nearest one tenth of a cent) Microchip closing price for the ten trading days ending [●], 2015.
**	Cash amounts reflect that shareholders will receive cash in lieu of fractional shares.

The table above is illustrative only. The amount of cash consideration and the number of shares of Microchip common stock that a Micrel shareholder actually receives will be based on the elections made by all holders of Micrel common stock as of immediately prior to consummation of the merger and the actual average ten-day Microchip closing price for the ten most recent trading days ending on the second to last trading day immediately prior to closing. For more information, see “The Merger Agreement—Consideration to be Received in the Merger—Aggregate Stock Election Cap.”

Election Form (See page 64)

Record holders of shares of Micrel common stock on June 16, 2015, the Micrel record date, are receiving an election form and a letter of transmittal (together, the “election form”), which are being mailed under separate cover from this proxy statement/prospectus, with instructions for making cash and/or stock elections. Micrel shareholders must deliver a completed election form by 5:00 p.m. California time on either (A) the date of the Micrel special meeting or, (B) if the closing date of the merger is more than four business days following the Micrel special meeting, the business day immediately preceding the closing date of the merger (the “election deadline”), to Wells Fargo Bank, N.A., as exchange agent (the “exchange agent”). Such election form must be accompanied by the included letter of transmittal and the certificates representing the shares of Micrel common stock, unless such shares of Micrel common stock are held in book-entry form. Micrel shareholders should NOT send in their stock certificates with their proxy card. Once Micrel shareholders have surrendered their Micrel stock certificates to the exchange agent, they may not transfer their shares of Micrel common stock represented by those stock certificates until the merger is completed, unless they revoke their election by written notice to the exchange agent, or withdraw the certificates representing their shares, prior to the election deadline. If the merger is not completed and the merger agreement is terminated, stock certificates will be returned by the exchange agent.

If Micrel shareholders fail to submit a properly completed election form and letter of transmittal, together with their Micrel stock certificates, if any, prior to the election deadline, they will be deemed not to have made an election. As non-electing holders, they will be paid merger consideration in an amount per share that is equivalent in value to the amount paid per share to holders making elections, but they may be paid in all cash, in all Microchip common stock, or in part cash and in part Microchip common stock, depending on the remaining pool of cash and Microchip common stock available for paying merger consideration after honoring the cash elections and stock elections that other shareholders have made, subject to proration of cash consideration for holders who made cash elections in the event the minimum stock percentage is not met, and without regard to the preferences of such non-electing holders.

Treatment of Micrel Equity Awards (See page 66)

If the merger is completed, Micrel roll-over award shares will be assumed by Microchip and converted into Microchip equity awards as follows:

•	Assumed Micrel Restricted Stock Units. Upon consummation of the merger, each outstanding and unvested Micrel restricted stock unit that does not vest by its terms upon the consummation of the merger will be assumed by Microchip and converted into a restricted stock unit with respect to whole shares of Microchip common stock, on the same terms and conditions as applied to such Micrel restricted stock unit immediately prior to the consummation of the merger, with the number of shares of Microchip common stock subject to each such assumed restricted stock unit determined based upon the exchange ratio.

•	Assumed Micrel Stock Options. Upon consummation of the merger, each outstanding and unvested Micrel stock option that does not vest by its terms upon the consummation of the merger will be assumed by Microchip and converted into a stock option with respect to whole shares of Microchip common stock, on substantially the same terms and conditions applied to such Micrel stock option immediately prior to the consummation of the merger, with the number of shares of Microchip common stock subject to each such assumed stock option determined by multiplying the number of unvested Micrel shares subject to the stock option by the exchange ratio rounded down to the nearest share. The per share exercise price of each assumed Micrel stock option shall be equal to the quotient, rounded up to the nearest whole cent, obtained by dividing the exercise price per share at which such assumed Micrel stock option is exercisable immediately prior to the consummation of the merger by the exchange ratio.

If the merger is completed, certain Micrel equity awards will be cancelled and Microchip will pay each holder of any such equity award as follows:

•	Cancelled Micrel Restricted Stock Units. Upon consummation of the merger, each outstanding Micrel restricted stock unit or portion thereof not assumed by Microchip as described above will be cancelled and the holder thereof will receive a cash payment with respect to each share of Micrel common stock subject to the cancelled award equal to the per share cash amount less applicable withholding.

•	Cancelled Micrel Stock Options. Upon consummation of the merger, each outstanding Micrel stock option or portion thereof not assumed by Microchip as described above that has an applicable exercise price less than the per share cash amount will be cancelled and the holder thereof will receive a cash payment with respect to each share subject to the cancelled stock option equal to the difference between the per share cash amount and the exercise price of the applicable Micrel stock option less applicable withholding. For stock options with an applicable exercise price greater than or equal to the merger consideration, no payment will be received.

The Voting Agreements (See page 83)

In connection with the transactions contemplated by the merger agreement, all of Micrel’s directors and executive officers entered into a voting agreement, a form of which is attached as Annex B, with Microchip, Merger Sub and Merger Sub 2, and have agreed, in their capacities as Micrel shareholders, to vote all shares of Micrel’s capital stock beneficially owned by them in favor of adoption of the merger agreement and any related proposal in furtherance thereof, and against any proposal made in opposition to the merger, in each case, subject to the terms and conditions of the voting agreement. The voting agreements do not obligate Micrel’s directors and executive officers to elect a certain type of consideration. Raymond D. Zinn, Daniel Heneghan, James G. Gandenberger and Frank W. Schneider currently intend to elect stock consideration for those shares that each owns as of the effective time and the remaining directors and executive officers currently intend to elect cash consideration. However, all Micrel shareholders, including the directors and executive officers, are able to modify their election through the election deadline and no Micrel shareholder has submitted a completed election form as of the date of this proxy statement/prospectus. As of the record date, the directors and executive officers who signed the voting agreement beneficially owned approximately 14,298,911 shares of Micrel common stock, which represented approximately 24.1% of the total outstanding shares of Micrel’s common stock. As long as the voting agreements remain in effect, approximately 12,122,311 shares of Micrel common stock, which represented approximately 21.2% of the total outstanding shares of Micrel’s common stock, are committed to be voted in favor of the adoption of the merger agreement. More than 50% of the outstanding shares of Micrel’s common stock must vote for the merger for it to be approved.

Recommendation of the Board of Directors of Micrel (See page 25)

In reaching its decision to approve the merger agreement and recommend adoption of the merger agreement by the Micrel shareholders, the Micrel Board of Directors consulted with Micrel’s management, as well as with Micrel’s legal and financial advisors, and also considered a number of factors that the Micrel Board of Directors views as supporting its decision, including, but not limited to, the following:

•	the merger will permit shareholders to elect to receive certainty of value and liquidity of cash, subject to possible proration in the event that the minimum stock percentage is not met;

•	the merger will also permit shareholders to elect to continue their participation in the ownership of the Micrel business indirectly through ownership of Microchip common stock in a tax-free reorganization;

•	the relationship of the $14.00 per share merger consideration to the current and historic trading prices of Micrel common stock, including (1) a premium of 3% to the closing price on May 6, 2015, the day before the announcement of the merger agreement, and (2) a premium of 30% to the closing price on August 7, 2014, the day Starboard Value LP (“Starboard”) filed its Schedule 13D;

•	the thorough process that had been conducted by the Micrel Board of Directors and the Transaction Committee of the Micrel Board of Directors (the “Transaction Committee”), including:

•	a review of alternatives to the sale of Micrel, including a detailed analysis of the risks and opportunities of continuing with Micrel’s current business plan, the potential for changes in Micrel’s manufacturing model and the potential for a financial restructuring of Micrel;

•	at the request of the Transaction Committee, Credit Suisse Securities (USA) LLC (“Credit Suisse”), Micrel’s financial advisor, contacted 32 potential strategic acquirers and four financial sponsors, which resulted in presentations to 13 parties by Micrel management, three preliminary indications of interest and one definitive proposal;

•	extensive negotiations with Microchip with the goal of maximizing value and minimizing uncertainty with respect to their merger proposal; and

•	the review of strategic alternatives conducted by the Micrel Board of Directors and the Transaction Committee and their financial advisors and the belief of the Micrel Board of Directors, following such review, that the merger would provide greater value to Micrel shareholders than other potential strategic alternatives available to Micrel.

After careful consideration, the Micrel Board of Directors unanimously approved and adopted the merger agreement and determined that the merger agreement and the transactions contemplated thereby, including the merger, are advisable and in the best interests of Micrel and its shareholders. For more information regarding the factors considered by the Micrel Board of Directors in reaching its decision to approve the merger agreement and the merger, see the section entitled “The Merger—Recommendation of the Micrel Board of Directors; Micrel’s Reasons for the Merger”.

The Micrel Board of Directors unanimously recommends that Micrel shareholders vote (i) “FOR” the adoption of the merger agreement, (ii) “FOR” the Micrel adjournment proposal and (iii) “FOR” the golden parachute proposal.

Opinion of Micrel’s Financial Advisor (See page 42)

On May 7, 2015, Credit Suisse rendered its oral opinion to the Micrel Board of Directors (which was subsequently confirmed in writing by delivery of Credit Suisse’s written opinion addressed to the Micrel Board of Directors dated the same date) as to, as of May 7, 2015, the fairness, from a financial point of view, to the holders of Micrel common stock of the merger consideration to be received by the holders of Micrel common stock in the merger pursuant to the merger agreement. For purposes of Credit Suisse’s analyses and opinion and the summary of such opinion and analyses set forth below Credit Suisse was advised and assumed that each outstanding share of Micrel common stock would be converted in the merger pursuant to the merger agreement into the right to receive, at the election of the holder thereof and subject to certain limitations and election and proration procedures as to which Credit Suisse expressed no opinion, either (i) $14.00 in cash, the “cash consideration,” or (ii) the stock consideration (the cash consideration or the stock consideration, as applicable, are referred to by Credit Suisse as the merger consideration).

Credit Suisse’s opinion was directed to the Micrel Board of Directors (in its capacity as such), and only addressed the fairness, from a financial point of view, to the holders of Micrel common stock of the merger consideration to be received by the holders of Micrel common stock in the merger pursuant to the merger agreement and did not address any other aspect or implication (financial or otherwise) of the merger. The summary of Credit Suisse’s opinion in this proxy statement/prospectus is qualified in its entirety by reference to the full text of Credit Suisse’s written opinion, which is included as Annex C to this proxy statement/prospectus and sets forth the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Credit Suisse in preparing its opinion. However, neither Credit Suisse’s written opinion nor the summary of its opinion and the related analyses set forth in this proxy statement/prospectus are intended to be, and they do not constitute advice or a recommendation to any holder of Micrel common stock as to how such holder should vote or act on any matter relating to the merger including, without limitation, whether such holder should elect to receive the cash consideration or the stock consideration for their shares of Micrel common stock in the merger.

Interests of Micrel’s Directors and Executive Officers in the Merger (See page 52)

Executive officers and members of the Micrel Board of Directors have interests in the merger that may be in addition to, or different from, the interests of Micrel shareholders generally. The Micrel Board of Directors was aware of these interests and considered them, among other matters, in approving the merger and the merger agreement and in making the recommendations that the Micrel shareholders approve and adopt the merger agreement and approve the merger and the other transactions contemplated by the merger agreement.

As detailed below under “The Merger—Interests of Micrel’s Directors and Executive Officers in the Merger,” each of Micrel’s executive officers and non-employee directors holds equity awards. Pursuant to the terms of the applicable Micrel equity plan and agreements, and subject to the terms of the merger agreement, all such equity awards held by Micrel’s non-employee directors will become fully vested on the date of the closing of the merger and will be cancelled in exchange for cash, depending on the exercise price of the award in the case of options, upon and following the merger. In addition, each of Micrel’s executive officers has an agreement with Micrel that provides for severance payments and benefits if the executive’s employment is terminated in connection with this transaction under certain circumstances. Microchip has also agreed to continue certain indemnification agreements for directors and officers and a certain employee of Micrel.

Regulatory Clearances Required for the Merger (See page 58)

Microchip and Micrel have each agreed to take certain actions in order to obtain regulatory clearance required to consummate the merger. The merger is subject to review by the U.S. Federal Trade Commission (the “FTC”) and the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”). Under this statute, Microchip and Micrel are required to make pre-merger notification filings and await the expiration or early termination of the statutory waiting period prior to completing the merger. Microchip and Micrel completed the initial HSR Act filing on May 15, 2015 and the waiting period expired on June 15, 2015. The merger is also subject to review by German governmental authorities and requires pre-merger notification and the observance of an applicable waiting period in Germany (“German Antitrust Law”). Microchip and Micrel completed the initial pre-merger notification required in Germany on May 22, 2015 and the Federal Cartel Office in Germany cleared the transaction on June 17, 2015. There is no further antitrust clearance required for the closure of the transaction.

In addition, during or after the statutory waiting periods and clearance of the merger, and even after completion of the merger, either the Antitrust Division, the FTC, or other governmental authorities could challenge or seek to block the merger under relevant antitrust laws, as it deems necessary or desirable in the public interest. Other competition agencies with jurisdiction over the merger could also initiate action to challenge or block the merger. In addition, in some jurisdictions, a competitor, customer or other third party could initiate a private action under the antitrust laws challenging or seeking to enjoin the merger, before or after it is completed. Microchip and Micrel cannot be sure that a challenge to the merger will not be made or that, if a challenge is made, Microchip and/or Micrel will prevail.

Effective Time and Completion of the Merger (See page 61)

Microchip and Micrel hope to complete the merger as soon as reasonably practicable and expect the closing of the merger to occur early in the third quarter of calendar 2015. However, the merger is subject to various regulatory approvals and the satisfaction or waiver of other conditions, and it is possible that factors outside the control of Microchip and Micrel could result in the merger being completed at an earlier time, a later time or not at all. There may be a substantial amount of time between the dates on which the special meeting is held and the date on which the merger is completed.

Conditions to Completion of the Merger (See page 78)

The obligations of Microchip and Micrel to complete the merger are subject to the satisfaction of the following conditions:

•	adoption by the Micrel shareholders of the merger agreement;

•	authorization of the listing on NASDAQ of the Microchip shares of common stock to be issued in the merger, subject to official notice of issuance;

•	the waiting period (and any extension thereof) applicable to the merger under the HSR Act having expired or been earlier terminated, which was received on June 15, 2015;

•	receiving antitrust clearance for the merger under the German Antitrust Law, which was received on June 17, 2015;

•	effectiveness of the registration statement of which this proxy statement/prospectus forms a part and the absence of a stop order or proceedings threatened or initiated by the SEC for that purpose; and

•	no temporary restraining order, preliminary or permanent injunction or other judgment, order or decree issued by any court of competent jurisdiction or other legal restraint or prohibition will be in effect, and no law will have been enacted, entered, promulgated, enforced or deemed applicable by any governmental entity that, in any such case, prohibits or makes illegal the consummation of the merger.

In addition, Microchip’s, Merger Sub’s and Merger Sub 2’s obligations to effect the merger are subject to the satisfaction or waiver of the following additional conditions:

•	certain of the representations and warranties of Micrel, including those regarding corporate organization, corporate authorization, payment of financial advisor fees, the receipt of a written opinion of Credit Suisse, the absence of a shareholders rights’ plan and the absence of any applicable state takeover statutes, must be true and correct in all material respects as of May 7, 2015, and as of the closing date of the merger, as if made on the closing date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date);

•	certain of the representations and warranties of Micrel related to capital stock must be true and correct (except for de minimis inaccuracies) as of May 7, 2015 and as of the closing date of the merger as if made as on the closing date of the merger (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date);

•	each of the other representations and warranties of Micrel that are qualified as to materiality or material adverse effect (disregarding all materiality and material adverse effect qualifications contained therein) must be true and correct as of May 7, 2015, and as of the closing date of the merger as if made on the closing date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), except for any failure to be so true and correct that, individually or in the aggregate, has not had and would not reasonably be expected to have a material adverse effect on Micrel;

•	Micrel having performed or complied with, in all material respects, all of its obligations under the merger agreement at or prior to the effective time of the merger;

•	the absence, since May 7, 2015, of any material adverse effect on Micrel (whether or not events or circumstances occurring prior to the execution and delivery of the merger agreement caused or contributed to the occurrence of such material adverse effect);

•	receipt of a certificate executed by an executive officer of Micrel as to the satisfaction of the conditions described in the preceding five bullet points;

•	no restraining order, preliminary or permanent injunction or other order seeking to enjoin, restrain or prohibit the merger or seeking to impose any conditions on the consummation of the merger will be in effect, nor shall there be any pending suit, action or proceeding of a governmental entity seeking to make illegal or prevent the merger or otherwise seeking to impose any conditions on the consummation of the merger;

•	in no event shall the closing occur in the third month of any fiscal quarter of Microchip; and

•	Microchip having received from its counsel a written opinion to the effect that the mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

In addition, Micrel’s obligations to effect the merger is subject to the satisfaction or waiver of the following additional conditions:

•	certain of the representations and warranties of Microchip, Merger Sub and Merger Sub 2, including those regarding corporate authorization and capitalization must be true and correct in all material respects as of May 7, 2015, and as of the closing date of the merger, as if made on the closing date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date);

•	each of the other representations and warranties of Microchip, Merger Sub and Merger Sub 2 that are qualified as to materiality or material adverse effect (disregarding all materiality and material adverse effect qualifications contained therein) must be true and correct as of May 7, 2015, and as of the closing date of the merger as if made on the closing date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), except for any failure to be so true and correct that, individually or in the aggregate, has not had and would not reasonably be expected to have a material adverse effect on Microchip, Merger Sub and Merger Sub 2;

•	Microchip, Merger Sub and Merger Sub 2 having performed or complied with, in all material respects, all of their obligations under the merger agreement at or prior to the effective time of the merger;

•	the absence, since May 7, 2015, of any material adverse effect on Microchip (whether or not events or circumstances occurring prior to the execution and delivery of the merger agreement caused or contributed to the occurrence of such material adverse effect);

•	receipt of a certificate executed by an executive officer of Microchip as to the satisfaction of the conditions described in the preceding four bullet points; and

•	Micrel having received from its counsel a written opinion to the effect that the mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

There are no conditions to the second merger other than consummation of the merger.

No Solicitation (See page 72)

The merger agreement precludes Micrel from soliciting or engaging in discussions or negotiations with a third party with respect to a proposal for a competing transaction, including the acquisition of a significant interest in Micrel’s common stock or assets. However, if Micrel receives an unsolicited written proposal from a third party (which proposal was not received in violation of such party’s non-solicitation obligations) for a competing transaction that Micrel’s Board of Directors, as applicable, among other things, (i) determines in good faith (after consultation with its outside counsel and financial advisors) constitutes or is reasonably likely to lead to a proposal that is superior to the merger and (ii) determines in good faith (after consultation with outside counsel) with respect to which the failure to enter into discussions would be inconsistent with its fiduciary duties under applicable law, Micrel may, subject to certain conditions, including after providing 24 hours advance notice to Microchip, furnish non-public information to and enter into discussions with, and only with, that third party regarding such competing transaction.

See the section entitled “The Merger Agreement—No Solicitation” for a further discussion of Micrel’s covenant not to solicit alternative acquisition proposals.

Termination of the Merger Agreement (See page 80)

Generally, the merger agreement may be terminated and the merger may be abandoned at any time prior to the completion of the merger (except as specified below, including after the required Micrel shareholder approval is obtained):

•	by mutual written consent of Microchip and Micrel;

•	by either Microchip or Micrel:

•	if the merger is not consummated on or before November 3, 2015; except that no party may so terminate the merger agreement if such party’s failure to fulfill any of its obligations under the merger agreement was the primary cause of the failure of the merger to be consummated by the end date;

•	if any court of competent jurisdiction or other governmental entity (i) issues, enacts, enforces or deems applicable to the merger any law that has the effect of making the completion of the merger illegal or otherwise prohibiting the completion of the merger or (ii) issues or grants a final and nonappealable order enjoining or otherwise prohibiting the completion of the merger;

•	if the Micrel shareholders fail to adopt the merger agreement at the Micrel special meeting (or any adjournment or postponement thereof); except that no party may so terminate the merger agreement if such party’s failure to fulfill in any of its obligations under the merger agreement was the primary cause of or resulted in the failure to obtain the Micrel shareholder vote;

•	if the other party shall have breached any covenant or agreement, or if any representation or warranty of the other party shall become untrue, in either case such that the conditions to the other party’s obligations to complete the merger would not then be satisfied and such failure is not reasonably capable of being cured by the earlier of the end date or 30 days after the written notice of such failure;

•	if the Micrel Board of Directors changes or withdraws its recommendation in favor of the merger agreement;

•	if Micrel shall have materially breached or failed to perform certain of its obligations related to non-solicitation, the requirement to recommend to its shareholders the adoption of the merger agreement or to comply with certain requirements with respect to any change in recommendation; or

•	prior to obtaining shareholder approval in favor of the merger agreement, in order to enter into an agreement with respect to a superior proposal.

See the section entitled “The Merger Agreement—Termination of the Merger Agreement” for a further discussion of the rights of each of Microchip and Micrel to terminate the merger agreement.

Expenses and Termination Fees; Liability for Breach (See page 81)

Each party will generally pay all fees and expenses incurred by it in connection with the merger and the other transactions contemplated by the merger agreement, except that Microchip and Micrel will share equally all fees and expenses in relation to the printing, filing and mailing of this proxy statement/prospectus and any filing or other fees paid to the SEC, in each case in connection with the merger (other than attorneys’ fees, accountants’ fees and related expenses). Microchip and Micrel will also share equally all fees and expenses in relation to any filings related to the HSR Act and the German Antitrust Law (other than attorneys’ fees, accountants’ fees and related expenses).

In certain circumstances in connection with the termination of the merger agreement, Micrel must pay to Microchip a termination fee equal to $34.6 million, or $8.0 million if the merger agreement is not approved by the shareholders of Micrel.

See the section entitled “The Merger Agreement—Expenses and Termination Fees; Liability for Breach” for a further discussion of the circumstances under which such termination fees and/or expense reimbursement will be required to be paid.

Accounting Treatment (See page 87)

Each of Microchip and Micrel prepares its financial statements in accordance with U.S. generally accepted accounting principles (“GAAP”). The merger will be accounted for using the acquisition method of accounting with Microchip treated as the acquiror of Micrel for accounting purposes.

See the section entitled “Accounting Treatment” for a further discussion of the accounting treatment of the transaction.

Dissenters’ Rights (See page 59)

Micrel shareholders will not be entitled to dissenters’ rights under California law as specified in Section 1300(b) of the CCC.

Litigation Related to the Merger (See page 59)

In connection with the merger, beginning on May 15, 2015, four putative class action lawsuits were filed in the Superior Court of California, County of Santa Clara, captioned W. Allan v. Micrel, Inc., et al., Case No. 1-15-cv-280762 (the “Allan Action”), P. Alajajian v. Micrel, Inc., et al., Case No. 1-15-cv-280875 (the “Alajajian Action”), S. Stein v. J. Bourgoin, et al., Case No. 1-15-cv-280890 (the “Stein Action”), and Gallegos v. Micrel, Inc., et al., Case No. 1-15-cv-281242 (the “Gallegos Action”), by, respectively, purported Micrel shareholders William Allan, Philip Alajajian, Shiva Stein, and Raymond Gallegos. On June 5, 2015, the Court consolidated the Allan Action, Alajajian Action, and Stein Action into Allan v. Micrel, Inc., et al., Lead Case No. 1-15-cv-280762 (the “Consolidated Action”).

On June 5, 2015, plaintiffs filed a consolidated amended complaint (the “Consolidated Complaint”) in the Consolidated Action. The Consolidated Complaint names as defendants Micrel, the members of the Micrel Board of Directors, Microchip, Merger Sub, and Merger Sub 2. The Consolidated Complaint alleges that all members of the Micrel Board of Directors breached their fiduciary duties by approving the merger, and that Microchip, Merger Sub, and Merger Sub 2 aided and abetted those alleged breaches. The complaint seeks class certification, preliminary and permanent injunctive relief, and damages. Plaintiff in the Gallegos Action filed an amended complaint on June 12, 2015, alleging substantially similar claims, and seeking substantially similar relief. On June 25, 2015, the Court consolidated the Gallegos Action with the Consolidated Action. Micrel and Microchip believe the lawsuits are without merit and intend to defend vigorously against them.

Listing of Microchip Shares; Delisting and Deregistration of Shares of Micrel Common Stock (See page 59)

It is an obligation of Microchip contained in the merger agreement that the shares of Microchip common stock to be issued to Micrel shareholders pursuant to the merger be authorized for listing on NASDAQ at the effective time of the merger, subject to official notice of issuance. Upon completion of the merger, shares of Micrel common stock will cease to be listed on NASDAQ and will subsequently be deregistered under the Exchange Act.

See the sections entitled “The Merger—Listing of Microchip Shares” and “The Merger—Delisting and Deregistration of Micrel Common Stock” for a further discussion of the listing of Microchip shares and de-listing of Micrel common stock in connection with the merger.

Material U.S. Federal Income Tax Consequences (see page 84)

We have structured the merger as a “reorganization” for U.S. federal income tax purposes. Accordingly, holders of shares of Micrel common stock that are U.S. Holders (as defined on page 84) will generally not recognize any gain or loss for U.S. federal income tax purposes on the exchange of their shares of Micrel common stock for Microchip common stock and cash, if any, in the mergers, except that gain will be recognized to the extent of cash received. U.S. Holders that receive only cash in the mergers will generally recognize gain or loss equal to the difference between the amount of cash received and the adjusted tax basis in the shares of Micrel common stock surrendered in the exchange. The companies themselves will not recognize gain or loss as a result of the mergers. It is a condition to the obligations of Micrel and Microchip to complete the merger that each receive a legal opinion from its outside counsel that the mergers will be a “reorganization” for U.S. federal income tax purposes within the meaning of Section 368(a) of the Code.

The U.S. federal income tax consequences described above may not apply to all holders of Micrel common stock, including certain holders specifically referred to on page 84. Your tax consequences will depend on your own situation. You should consult your tax advisor to determine the particular tax consequences of the mergers to you.

The Meeting (See page 25)

The Micrel special meeting will be held at Micrel’s principal executive offices located at 2180 Fortune Drive, San Jose, CA 95131, on [●], 2015, at 8:00 a.m., California time, to consider and vote upon the following matters:

•	the proposal to adopt the merger agreement;

•	the Micrel adjournment proposal; and

•	the advisory vote on the golden parachute proposal.

Completion of the merger is conditioned on, among other things, adoption of the merger agreement.

Adoption of the merger agreement requires the affirmative vote of the holders of a majority of the outstanding shares of Micrel common stock as of the record date for the Micrel special meeting. Approval of the Micrel adjournment proposal requires the affirmative vote of the holders of a majority of the shares of Micrel common stock entitled to vote and present in person or represented by proxy at the Micrel special meeting, whether or not a quorum is present. Approval of the golden parachute proposal requires the affirmative vote of holders of a majority of the shares of Micrel common stock present in person or represented by proxy at the Micrel special meeting and entitled to vote thereon, assuming a quorum is present. Neither approval of the Micrel adjournment proposal nor the golden parachute proposal is a condition to completion of the merger.

Only holders of record of Micrel common stock at the close of business on June 16, 2015, the Micrel record date, are entitled to notice of, and to vote at, the Micrel special meeting or any adjournments thereof. At the close of business on the Micrel record date, 57,120,332 shares of Micrel common stock were issued and outstanding, approximately 24.1% of which were beneficially owned by Micrel’s directors and executive officers and their affiliates. As long as the voting agreements remain in effect, approximately 12,122,311 shares of Micrel common stock, which represented approximately 21.2% of the total outstanding shares of Micrel’s common stock, are committed to be voted in favor of the adoption of the merger agreement. See “The Voting Agreements”.

Under the merger agreement, Micrel may, without the prior consent of Microchip, postpone or adjourn its special meeting to the extent necessary in order to conduct business at the Micrel special meeting if (i) as of [●], 2015, there are insufficient shares of Micrel common stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Micrel special meeting, (ii) if the failure to adjourn or postpone the Micrel special meeting would reasonably be expected to be a violation of applicable law, including to comply with comments made by the SEC with respect to this proxy statement/prospectus or (iii) to solicit additional proxies if necessary to obtain the approval of the proposal to adopt the merger agreement.

The Micrel Board of Directors has unanimously approved and adopted the merger agreement and determined that the merger agreement and the transactions contemplated thereby, including the merger, are advisable and in the best interests of Micrel and its shareholders. The Micrel Board of Directors unanimously recommends that Micrel shareholders vote “FOR” the adoption of the merger agreement, “FOR” the Micrel adjournment proposal and “FOR” the golden parachute proposal. See “The Micrel Special Meeting” for further discussion of the Micrel special meeting.

Comparison of Stockholders’ Rights (See page 89)

Micrel shareholders, whose rights are currently governed by the amended and restated articles of incorporation of Micrel (the “Micrel articles”) and the amended Micrel bylaws (the “Micrel bylaws”) will, to the extent such holders receive Microchip common stock in the merger, upon completion of the merger, become shareholders of Microchip and their rights will be governed by the amended and restated certificate of incorporation of Microchip (the “Microchip charter”) and the amended and restated bylaws of Microchip (the “Microchip bylaws”). The differences between the Micrel governing documents and the Microchip governing documents are described in detail under “Comparison of Stockholders’ Rights”.

Dividends (See page 58)

Under the terms of the merger agreement, Micrel is permitted to pay to holders of its common stock regular quarterly dividends consistent with past practice, not to exceed $0.05 per share per quarter. Otherwise, Micrel is generally prohibited from paying dividends on its common stock during the pendency of the merger.

Comparative Per Share Market Price Information

The following table presents the closing prices of Microchip common stock and Micrel common stock on NASDAQ on May 6, 2015, the last trading day before announcement of the merger, and [●], 2015, the most recent practicable date prior to the date of this proxy statement/prospectus. The table also presents the closing sales prices calculated by averaging the closing sales prices for shares of Microchip common stock on each of the trading days during the period of ten trading days ending on the second to last trading day prior to such date. The table also presents the per share stock consideration that a Micrel shareholder will be entitled to receive upon making a stock election using the ten day average closing price of Microchip common stock ending on the second to last trading day prior to such date and assuming the aggregate stock election cap is not exceeded.

	Microchip Common Stock (Close)			Microchip Common Stock (Ten-Day Average Close)			Micrel Common Stock (Close)			Per Share Stock Consideration
May 6, 2015		$47.11			$48.24			$13.58		0.2902
[●], 2015	$	[●	]	$	[●	]	$	[●	]	[●	]

The market prices of shares of Microchip and Micrel common stock fluctuate. The per share stock consideration, or the number of shares of Microchip common stock received by a holder of Micrel common stock who has made a stock election, will be determined based on the average ten-day Microchip common stock closing price ending on the second to last trading day immediately prior to the closing (the “determination date”). Therefore, the value of the stock consideration on the determination date may be higher or lower than the value of the stock consideration on the closing date. As a result, we urge you to obtain current market quotations of Microchip and Micrel common stock.

Summary Consolidated Historical Financial Data of Microchip

The following table sets forth selected historical consolidated financial data of Microchip. This data is derived from Microchip’s consolidated financial statements as of and for the five years ended March 31, 2015, 2014, 2013, 2012 and 2011 respectively. This selected financial data should be read in conjunction with Microchip’s consolidated financial statements and related notes included in Microchip’s Annual Report on Form 10-K for the fiscal year ended March 31, 2015, which is incorporated by reference in this proxy statement/prospectus. See “Where You Can Find More Information”.

	Year ended March 31,
	2015	2014	2013	2012	2011
Net sales	$2,147,036	$1,931,217	$1,581,623	$1,383,176	$1,487,205
Cost of sales (1)	917,472	802,474	743,164	583,882	605,954

Gross profit	1,229,564	1,128,743	838,459	799,294	881,251
Operating expenses:
Research and development (1)	349,543	305,043	254,723	182,650	170,607
Selling, general and administrative (1)	274,815	267,278	261,471	208,328	222,184
Amortization of acquired intangible assets	176,746	94,534	111,537	10,963	12,412
Special charges	2,840	3,024	32,175	837	1,865

	803,944	669,879	659,906	402,778	407,068

Operating income	425,620	458,864	178,553	396,516	474,183
(Losses) gains on equity method investments	(317)	(177)	(617)	(195)	157
Other income (expense):
Interest income	19,527	16,485	15,560	17,992	16,002
Interest expense	(62,034)	(48,716)	(40,915)	(34,266)	(31,521)
Loss on retirement of convertible debentures	(50,631)	—	—	—	—
Other income (expense), net	13,742	5,898	(404)	(352)	1,877

Income from continuing operations before income taxes	345,907	432,354	152,177	379,695	460,698
Income tax (benefit) provision	(19,418)	37,073	24,788	42,990	31,531

Net income from continuing operations	365,325	395,281	127,389	336,705	429,167
Less: Net loss attributable to noncontrolling interests	3,684	—	—	—	—

Net income from continuing operations attributable to Microchip Technology	$369,009	$395,281	$127,389	$336,705	$429,167

Basic net income per common share from continuing operations attributable to Microchip Technology stockholders	$1.84	$1.99	$0.65	$1.76	$2.29

Diluted net income per common share from continuing operations attributable to Microchip Technology stockholders	$1.65	$1.82	$0.62	$1.65	$2.20

Dividends declared per common share	$1.425	$1.417	$1.406	$1.390	$1.374

Basic common shares outstanding	200,937	198,291	194,595	191,283	187,066

Diluted common shares outstanding	223,561	217,630	205,776	203,519	194,715

(1) Includes share-based compensation expense as follows:
Cost of sales	$9,010	$7,340	$8,234	$5,648	$6,825
Research and development	28,164	24,554	22,178	14,719	12,874
Selling, general and administrative	21,422	21,893	27,603	17,922	17,113

Consolidated Historical Financial Data of Micrel

The following table sets forth selected historical consolidated financial data of Micrel. This data is derived from Micrel’s Consolidated Financial Statements as of and for the five years ended December 31, 2014, December 31, 2013, December 31, 2012, December 31, 2011 and December 31, 2010, respectively, and the quarterly financial statements as of and for the three months ended March 31, 2015 and March 31, 2014, which in the opinion of management include all adjustments necessary for a fair statement of the results for the interim periods. This selected financial data should be read in conjunction with Micrel’s Consolidated Financial Statements and related notes included in Micrel’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and Micrel’s quarterly report on Form 10-Q for the quarter ended March 31, 2015, each of which is incorporated by reference in this proxy statement/prospectus. See “Where You Can Find More Information”.

	Three Months Ended March 31,		Year Ended December 31,
(in thousands, except per share amounts)	2015	2014	2014	2013	2012	2011	2010
Income Statement Data (1):
Net revenues	$57,955	$59,857	$247,594	$237,080	$250,112	$259,025	$297,366
Cost of revenues	28,606	28,638	119,566	115,034	117,185	115,881	128,535

Gross profit	29,349	31,219	128,028	122,046	132,927	143,144	168,831

Operating expenses:
Research and development	13,964	15,481	62,033	55,853	57,182	49,952	46,271
Selling, general and administrative	11,375	12,436	48,351	45,803	48,010	46,415	47,590
Restructuring charges	—	—	992	1,376	—	—	—

Total operating expenses	25,339	27,917	111,376	103,032	105,192	96,367	93,861

Income from operations	4,010	3,302	16,652	19,014	27,735	46,777	74,970
Interest and other income, net	12	31	62	218	559	825	492

Income before income taxes and noncontrolling interest	4,022	3,333	16,714	19,232	28,294	47,602	75,462
Provision for income taxes	1,300	1,044	3,167	1,584	15,966	13,742	24,927

Net income	2,722	2,289	13,547	17,648	12,328	33,860	50,535
Less: Net income attributable to noncontrolling interest	—	—	—	—	(10)	—	—

Net income attributable to Micrel, Incorporated shareholders	$2,722	$2,289	$13,547	$17,648	$12,318	$33,860	$50,535

Net income per share attributable to Micrel, Incorporated shareholders:
Basic	$0.05	$0.04	$0.24	$0.31	$0.21	$0.55	$0.81

Diluted	$0.05	$0.04	$0.24	$0.30	$0.20	$0.54	$0.81

Weighted average shares used in computing per share amounts:
Basic	56,617	56,388	56,508	57,803	59,623	61,609	62,030

Diluted	58,282	57,208	57,538	58,506	60,288	62,371	62,557

Cash dividends per common share (1)	$0.05	$0.05	$0.20	$0.1425	$0.205	$0.15	$0.14

Share based compensation included in:
Cost of revenues	$274	$234	$997	$1,060	$1,178	$1,009	$798
Research and development	861	690	3,197	2,875	3,132	2,401	1,808
Selling, general and administrative	982	798	3,430	3,162	3,282	2,444	2,119

Total share-based compensation	$2,117	$1,722	$7,624	$7,097	$7,592	$5,854	$4,725

Balance Sheet Data (in thousands):
Working capital	$145,709	$138,046	$137,723	$137,818	$143,579	$175,372	$141,456
Total assets (2)	267,733	279,944	277,180	276,124	281,454	308,018	300,694
Long-term debt and other obligations	4,620	5,113	4,480	4,749	3,813	6,404	5,660
Total shareholders’ equity	224,421	218,072	219,508	217,973	221,104	244,518	221,886

(1)	Cash dividends per common share for 2012 included an accelerated cash dividend of $0.0425 per share of common stock totaling $2.5 million paid on December 27, 2012 to shareholders of record as of December 18, 2012. The accelerated dividend was in lieu of the quarterly dividend that we would have otherwise announced with our quarterly financial results for the fourth quarter of 2012, and that would have been paid in the first quarter of 2013.
(2)	Total assets included goodwill and intangible assets from the Discera acquisition completed in 2013 of $5.3 million and from the Phaselink acquisition completed in 2012 of $14.8 million.

RISK FACTORS

In addition to the other information included and incorporated by reference in this proxy statement/prospectus, including the matters addressed in the section entitled “Special Note Regarding Forward-Looking Statements,” you should carefully consider the following risks before deciding whether to vote for the adoption of the merger agreement, the Micrel adjournment proposal and the golden parachute proposal. In addition, you should read and consider the risks associated with each of the businesses of Microchip and Micrel because these risks will also affect Microchip after the merger. These risks can be found in the Annual Reports on Form 10-K for Microchip for the fiscal year ended March 31, 2015, and for Micrel for the fiscal year ended December 31, 2014, and any amendments thereto, as such risks may be updated or supplemented in each company’s subsequently filed Quarterly Reports on Form 10-Q or Current Reports on Form 8-K, which are incorporated by reference into this proxy statement/prospectus. You should also read and consider the other information in this proxy statement/prospectus and the other documents incorporated by reference in this proxy statement/prospectus. See the section entitled “Where You Can Find More Information”.

Risk Factors Relating to the Merger

Because the market price of Microchip common stock will fluctuate, Micrel shareholders cannot be sure of the number of shares of Microchip common stock they will receive at the time of the Micrel special meeting or at any time prior to the closing of the merger.

Upon completion of the merger, each share of Micrel common stock will be converted into the right to receive merger consideration consisting of shares of Microchip common stock and/or cash pursuant to the terms of the merger agreement. The value of the merger consideration to be received by Micrel shareholders will equal $14.00 per share, subject to adjustment in certain cases as further discussed under “The Merger Agreement—Consideration to be Received in the Merger—Aggregate Stock Election Cap”. However, the number of shares of Microchip common stock that a Micrel shareholder will receive upon completion of the merger will be based on the Microchip closing price for the ten most recent trading days ending on the second to last trading day immediately prior to the closing (the “determination date”). This average price may vary from the closing price of Microchip common stock on the date we announced the merger, on the date that this proxy statement/prospectus was mailed to Micrel shareholders, on the date of the special meeting of Micrel shareholders and on the closing date. In addition, as discussed below under “—Micrel shareholders may receive a form of consideration different from what they elect,” in the event that the value of a share of Microchip common stock on the last trading day immediately prior to the closing date or on the closing date is significantly lower than the ten-day average used to determine the exchange ratio, the portion of the merger consideration that is paid in the form of shares of Microchip common stock could be increased. Any change in the market price of Microchip common stock prior to completion of the merger will affect the number of shares of Microchip common stock that Micrel shareholders will receive upon completion of the merger. Accordingly, at the time of the Micrel special meeting and prior to the election deadline, Micrel shareholders will not necessarily know or be able to calculate the exchange ratio used to determine the number of any shares of Microchip common stock they would receive upon completion of the merger. Additionally, the value of the stock consideration on the determination date may be higher or lower than the value of the stock consideration on the closing date due to changes in the price of Microchip common stock. Neither company is permitted to terminate the merger agreement or resolicit the vote of Micrel’s shareholders solely because of changes in the market prices of either company’s stock. Stock price changes may result from a variety of factors, including general market and economic conditions, changes in our respective businesses, operations and prospects, and regulatory considerations. Many of these factors are beyond our control. You should obtain current market quotations for shares of Microchip common stock and for shares of Micrel common stock.

Micrel shareholders may receive a form of consideration different from what they elect.

The aggregate number of shares of Micrel common stock for which stock elections are made must equal at least 42% of the aggregate number of shares of Micrel common stock outstanding immediately prior to closing (the

“minimum stock percentage”). In addition, the minimum stock percentage will be increased if necessary to enable tax opinions in connection with the transaction to be rendered. This increase in the minimum stock percentage generally would be necessary only if the value of a share of Microchip common stock on the last trading day immediately prior to the closing date or on the closing date is significantly lower than the ten-day average used to determine the exchange ratio. In that case, it is possible that even though the minimum stock percentage of 42% is satisfied, the value as of the closing date of the shares of Microchip common stock that otherwise would be issued as consideration in the merger would be less than 40% of the total value of the merger consideration (including both cash and shares), which is the percentage generally required in order for the tax opinions to be rendered. Thus, the increase in the minimum stock percentage is intended to enable the tax opinions to be rendered by increasing the portion of the merger consideration that is paid in the form of shares of Microchip common stock. In the event that this increase in the minimum stock percentage were required, it would occur immediately before the closing, and holders of Micrel common stock affected by the increase would be informed by a joint press release of Microchip and Micrel. As a result, if the minimum stock percentage is not met and cash elections are oversubscribed, or the minimum stock percentage is increased, then certain adjustments will be made to the merger consideration to be paid to Micrel shareholders to proportionately reduce the aggregate cash considerations received by such holders, in the manner described below in the section entitled “The Merger Agreement—Consideration to be Received in the Merger—Proration”. Thus, you may receive a portion of your consideration in a form you did not elect and that may have different tax consequences from the form of consideration you elected. In addition, if the aggregate consideration to be paid to any holder of Micrel common stock would result in such holder receiving a fractional share of Microchip common stock, cash will be paid in lieu of such fractional share.

If you are a Micrel shareholder and you surrender your shares of Micrel common stock to make an election, you will not be able to sell those shares, unless you revoke your election prior to the election deadline.

If you are a registered Micrel shareholder and want to make a valid cash or stock election, you will have to deliver your stock certificates, if any, and a properly completed and signed form of election and letter of transmittal to the exchange agent. Since the actual election deadline is not currently known, Microchip and Micrel will issue a press release announcing the date of the election deadline at least five business days before that deadline. For further details on the determination of the election deadline, see “The Merger Agreement—Conversion of Shares; Exchange of Certificates; Elections as to Form of Consideration—Election Form”. The election deadline may be significantly in advance of the closing of the merger. You will not be able to sell any shares of Micrel common stock that you have delivered as part of your election unless you withdraw your stock certificates or revoke your election before the deadline by providing written notice to the exchange agent. If you do not revoke your election, you will not be able to liquidate your investment in Micrel common stock for any reason until you receive cash and/or common stock in the merger. In the time between the election deadline and the closing of the merger, the trading price of Micrel common stock may increase or decrease, and you might otherwise want to sell your shares of Micrel common stock to gain access to cash, make other investments or reduce the potential for a decrease in the value of your investment. The date that you will receive your merger consideration depends on the completion date of the merger, which is uncertain. The completion date of the merger might be later than expected due to unforeseen events, such as delays in obtaining regulatory approvals.

The merger is subject to a number of conditions, including certain governmental and regulatory conditions that may not be satisfied, and the merger may not be completed on a timely basis, or at all. Failure to complete the merger could have material adverse effects on Microchip and Micrel.

Completion of the merger is conditioned upon, among other matters, the receipt of certain governmental authorizations, consents, orders or other approvals, including the declaration of the effectiveness of the Form S-4 to which this proxy statement/prospectus relates by the SEC under the Securities Act, and the receipt of any other consents or approvals of any governmental entity required to be obtained in connection with the merger. In deciding whether to grant antitrust or other regulatory clearances, the relevant governmental entities will consider the effect of the merger within their relevant jurisdictions. The governmental agencies from which Microchip and Micrel will seek the approvals have broad discretion in administering the governing regulations. The terms and conditions of the approvals that are granted may impose requirements, limitations or costs or place restrictions on the conduct of Microchip’s business after the merger. There can be no assurance that regulators will not impose conditions, terms, obligations or restrictions and that such conditions, terms, obligations or restrictions will not have the effect of delaying or preventing the completion of the merger or imposing additional material costs on, or materially limiting the revenues of, Microchip following the merger. In addition, neither Microchip nor Micrel can provide assurances that any such conditions, terms, obligations or restrictions will not result in the delay or abandonment of the merger. For a more detailed description of the regulatory review process, see the section entitled “The Merger—Regulatory Clearances Required for the Merger”.

If the merger is not completed on a timely basis, or at all, Micrel’s ongoing business may be adversely affected. Additionally, in the event the merger is not completed, Microchip and Micrel will be subject to a number of risks without realizing any of the benefits of having completed the merger, including (i) the payment of certain fees and costs relating to the merger, such as legal, accounting, financial advisor and printing fees, (ii) the potential decline in the market price of Micrel’s shares of common stock, (iii) the risk that Micrel may not find a party willing to enter into a merger agreement on terms equivalent to or more attractive than the terms set forth in the merger agreement and (iv) the loss of time and resources.

Lawsuits have been filed against Micrel and/or Microchip challenging the merger, and an adverse ruling may prevent the merger from being completed.

Microchip and/or Micrel, as well as the members of the Micrel Board of Directors, have been named as defendants in lawsuits brought by purported shareholders of Micrel challenging the Micrel Board of Directors’ actions in connection with the merger agreement and seeking, among other things, injunctive relief to enjoin the defendants from completing the merger on the agreed-upon terms. See “The Merger—Litigation Related to the Merger” for more information about the lawsuits that have been filed related to the merger.

One of the conditions to the closing of the merger is that no temporary restraining order, preliminary or permanent injunction or other judgment, order or decree issued by any court of competent jurisdiction or other legal restraint or prohibition shall be in effect, and no law shall have been enacted, entered, promulgated, enforced or deemed applicable by any governmental entity that, in any such case, prohibits or makes illegal the consummation of the merger. Consequently, if a settlement or other resolution is not reached in the lawsuits referenced above and the plaintiffs secure injunctive or other relief prohibiting, delaying or otherwise adversely affecting Microchip’s and/or Micrel’s ability to complete the merger, then such injunctive or other relief may prevent the merger from becoming effective within the expected timeframe or at all.

The merger agreement contains provisions that could discourage a potential competing acquiror of Micrel.

The merger agreement contains “no shop” provisions that, subject to limited exceptions, restrict Micrel’s ability to solicit, initiate or endorse, encourage or facilitate competing third-party proposals for the acquisition of its company’s shares or assets. Further, even if Micrel’s Board of Directors withdraws or changes its recommendation with respect to the merger, Micrel will still be required to submit each of its merger-related proposals to a vote at its shareholder meeting, notwithstanding the earlier termination of the merger agreement. In addition, Microchip generally has an opportunity to offer to modify the terms of the merger in response to any competing acquisition proposals before the Micrel Board of Directors may withdraw or change its recommendation with respect to the merger. In certain circumstances in connection with the termination of the merger agreement, Micrel must pay to Microchip a termination fee equal to $34.6 million. If the merger agreement is terminated by a party as a result of the failure to obtain shareholder approval of the merger and merger agreement, Micrel will be required to pay Microchip $8.0 million. See “The Merger Agreement—No Solicitation”, “The Merger Agreement—Termination of the Merger Agreement” and “The Merger Agreement—Expenses and Termination Fees; Liability for Breach”.

These provisions could discourage a potential third-party acquiror that might have an interest in acquiring all or a significant portion of Micrel from considering or proposing that acquisition, at a higher per share cash or market value than the per share value proposed to be received or realized in the merger, or might result in a potential third-party acquiror proposing to pay a lower price to the shareholders than it might otherwise have proposed to pay because of the added expense of the termination fee and/or expense reimbursement that may become payable in certain circumstances.

Micrel’s counterparties may acquire certain rights upon the merger, which could negatively affect Microchip following the merger.

Micrel is party to numerous contracts, agreements, licenses, permits, authorizations and other arrangements that contain provisions giving counterparties certain rights (including, in some cases, termination rights) in the event of an “assignment” of the contract or agreement or a “change in control” of Micrel or its subsidiaries. The definitions of “assignment” and “change in control” vary from contract to contract and, in some cases, the “assignment” or “change in control” provisions may be implicated by the merger. If an “assignment” or “change in control” occurs, a counterparty may be permitted to terminate its contract with Micrel.

Whether a counterparty would have cancellation rights in connection with the merger depends upon the language of its agreement with Micrel. Whether a counterparty exercises any cancellation rights it has would depend on, among other factors, such counterparty’s views with respect to the financial strength and business reputation of Microchip following the merger and prevailing market conditions. Micrel cannot presently predict the effects, if any, if the merger is deemed to constitute a change in control under certain of its contracts and other arrangements, including the extent to which cancellation rights would be exercised, if at all, or the effect on Microchip’s financial condition, results of operations or cash flows following the merger, but such effect could be material.

Although Microchip expects to realize certain benefits as a result of the merger, there is the possibility that Microchip following the merger may be unable to integrate successfully the business of Micrel in order to realize the anticipated benefits of the merger or do so within the intended timeframe.

Microchip will be required to devote significant management attention and resources to integrating the business practices and operations of Micrel with Microchip. Due to legal restrictions, Microchip and Micrel have been able to conduct limited planning regarding the integration of Micrel into Microchip after completion of the merger and Microchip has not yet determined the exact nature of how the businesses and operations of Micrel will be run following the merger. Potential difficulties Microchip may encounter as part of the integration process include the following:

•	the costs of integration and compliance and the possibility that the full benefits anticipated to result from the merger will not be realized;

•	any delay in the integration of management teams, strategies, operations, products and services;

•	diversion of the attention of each company’s management as a result of the merger;

•	differences in business backgrounds, corporate cultures and management philosophies that may delay successful integration;

•	the ability to create and enforce uniform standards, controls, procedures, policies and information systems;

•	the challenge of integrating complex systems, technology, networks and other assets of Micrel into those of Microchip in a manner that minimizes any adverse impact on customers, suppliers, employees and other constituencies;

•	potential unknown liabilities and unforeseen increased expenses or delays associated with the merger, including costs to integrate Micrel; and

•	the disruption of, or the loss of momentum in, each company’s ongoing businesses.

Any of these factors could adversely affect the ability of the combined company to maintain relationships with customers, suppliers, employees and other constituencies or its ability to achieve the anticipated benefits of the merger or could reduce the earnings or otherwise adversely affect the business and financial results of Microchip after the merger.

Current Microchip stockholders and Micrel shareholders will have a reduced ownership and voting interest after the merger and will exercise less influence over management.

Current Microchip stockholders have the right to vote in the election of the Microchip Board of Directors and on other matters affecting Microchip. Current Micrel shareholders have the right to vote in the election of the Micrel Board of Directors and on other matters affecting Micrel. Assuming the holders of 42% of the outstanding shares of Micrel common stock elect stock consideration, immediately after the merger is completed, it is expected that, on a fully diluted basis, current Microchip stockholders (together with holders of Microchip equity-based awards) will collectively own approximately [●]%, and current Micrel shareholders and Micrel roll-over award shares, will collectively own approximately [●]%, of the outstanding shares of Microchip common stock based on the number of shares outstanding of each of Microchip and Micrel on [●], 2015, the most recent practicable date prior to the date of this proxy statement/prospectus. As a result of the merger, current Microchip stockholders and current Micrel shareholders will have less influence on the management and policies of Microchip post-merger than they now have on the management and policies of Microchip and Micrel, respectively.

Some of the executive officers and directors of Micrel have interests in seeing the merger completed that are different from, or in addition to, those of the other Micrel shareholders. Therefore, some of the executive officers and directors of Micrel may have a conflict of interest in recommending the proposals being voted on at the special meeting.

Certain of the executive officers of Micrel may have arrangements that provide them with interests in the merger that are different from, or in addition to, those of shareholders of Micrel generally. These interests include, among others, the acceleration of vesting of certain equity-based awards, enhanced severance payments and/or benefits, and/or continuation of certain indemnification insurance in connection with the merger. These interests may influence the executive officers of Micrel to support or approve the proposals to be presented at the special meeting.

In addition, certain directors of Micrel may have interests in the merger that are different from, or in addition to, those of shareholders of Micrel generally, including, the acceleration of vesting of certain equity-based awards. These interests may influence the directors of Micrel to support or approve the proposals to be presented at the Micrel special meeting.

See “The Merger—Interests of Micrel’s Directors and Executive Officers in the Merger” for a more detailed description of these interests.

The shares of Microchip common stock to be received by Micrel shareholders as a result of the merger will have different rights from the shares of Micrel common stock.

Upon completion of the merger, certain Micrel shareholders will become stockholders of Microchip and their rights as stockholders will be governed by the Microchip charter and the Microchip bylaws. The rights associated with Micrel common stock are different from the rights associated with shares of Microchip common stock. See “Comparison of Stockholders’ Rights”.

Other Risk Factors of Microchip and Micrel

Microchip’s and Micrel’s businesses are and will be subject to the risks described above. In addition, Microchip and Micrel are, and will continue to be, subject to the risks described in Microchip’s Annual Report on Form 10-K for the fiscal year ended March 31, 2015, and Micrel’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014, as amended and as updated by subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, all of which are filed with the SEC and incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information” for the location of information incorporated by reference in this proxy statement/prospectus.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus and the documents incorporated by reference into this proxy statement/prospectus contain forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that are not limited to historical facts, but reflect Microchip’s and Micrel’s current beliefs, expectations or intentions regarding future events. These statements include forward-looking statements both with respect to Microchip and Micrel and the semiconductor industry. Statements that are not historical facts, including statements that use terms such as “anticipates,” “believes,” “expects,” “intends,” “plans,” “projects,” “seeks” and “will” and that relate to Microchip’s and Micrel’s plans and objectives for future operations, are forward-looking statements. In light of the risks and uncertainties inherent in all forward-looking statements, the inclusion of such statements in this proxy statement/prospectus should not be considered as a representation by Microchip, Micrel or any other person that such objectives or plans will be achieved.

Such forward-looking statements include, but are not limited to, statements about the benefits of the transaction involving Microchip and Micrel, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions. All statements that address operating performance, events or developments that Microchip and Micrel expect or anticipate will occur in the future—including statements relating to creating value for shareholders, benefits of the transaction to customers and employees of the combined company, integrating our companies, cost savings, synergies, earnings per share, and the expected timetable for completing the proposed transaction—are forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Although Microchip and Micrel believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be attained and therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. For example, these forward-looking statements could be affected by factors including, without limitation, risks associated with the ability to consummate the merger and the timing of the closing of the merger; the failure to obtain the necessary shareholder vote; the ability to successfully integrate Micrel’s operations and employees; the ability to realize anticipated benefits and synergies of the transaction; the potential impact of announcement of the transaction or consummation of the transaction on relationships, including with Micrel’s employees, customers and competitors; the outcome of any legal proceedings that have been or may be instituted against Micrel and/or Microchip and others following announcement of the transaction; the amount of the costs, fees, expenses and charges related to the merger; changes in the semiconductor industry, financial markets, interest rates and foreign currency exchange rates; and those additional risks and factors discussed in reports filed with the SEC by Microchip and Micrel.

Additional information concerning these and other risk factors is contained in Microchip’s and Micrel’s most recently filed Annual Reports on Form 10-K, as amended, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K and other SEC filings. All subsequent written and oral forward-looking statements concerning Microchip, Micrel, the proposed transaction or other matters attributable to Microchip or Micrel or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. You are cautioned not to place undue reliance on these forward-looking statements, which speak only to the date they are made. Microchip and Micrel are under no obligation (and expressly disclaim any such obligation) to update or revise any forward-looking statement that may be made from time to time, whether as a result of new information, future developments or otherwise.

THE COMPANIES

Microchip Technology Incorporated

Microchip Technology Incorporated is a leading provider of microcontroller, mixed-signal, analog and Flash-IP solutions, providing low-risk product development, lower total system cost and faster time to market for thousands of diverse customer applications worldwide. Microchip offers outstanding technical support along with dependable delivery and quality.

Shares of Microchip common stock are traded on NASDAQ under the symbol “MCHP”. Following the merger, shares of Microchip common stock will continue to be traded on NASDAQ under the symbol “MCHP”.

The principal executive offices of Microchip are located at 2355 West Chandler Boulevard, Chandler, Arizona 85224, and its telephone number is (480) 792-7200. Additional information about Microchip and its subsidiaries is included in documents incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information”.

Micrel, Incorporated

Micrel designs, develops, manufactures and markets a range of high-performance analog power and mixed-signal ICs. These products address a wide range of end markets including industrial and automotive, wireline communications, enterprise and cloud infrastructure and mobility. Micrel also manufactures custom analog and mixed-signal circuits and provide wafer foundry services for customers which produce electronic systems utilizing semiconductor manufacturing processes as well as MEMs technologies.

Micrel’s common stock is traded on NASDAQ under the symbol “MCRL”. Upon completion of the merger, shares of Micrel common stock will cease to be listed on NASDAQ and will subsequently be deregistered under the Exchange Act.

The principal executive offices of Micrel are located at 2180 Fortune Drive, San Jose, California 95131, and its telephone number is (408) 944-0800. Additional information about Micrel and its subsidiaries is included in documents incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information”.

Mambo Acquisition Corp.

Mambo Acquisition Corp. is a wholly owned subsidiary of Microchip and is a California corporation. Merger Sub was formed on May 6, 2015, for the sole purpose of effecting the first merger. In the first merger, Merger Sub will be merged with and into Micrel, with Micrel surviving as a wholly owned subsidiary of Microchip.

The principal executive offices of Merger Sub are located at 2355 West Chandler Boulevard, Chandler, Arizona 85224, and its telephone number is (480) 792-7200.

Mambo Acquisition LLC

Mambo Acquisition LLC is a wholly owned subsidiary of Microchip and is a California limited liability company. Merger Sub 2 was formed on May 6, 2015, for the sole purpose of effecting the second merger. In the second merger, Micrel will be merged with and into Merger Sub 2, with Merger Sub 2 surviving as a limited liability company and a wholly owned subsidiary of Microchip.

The principal executive offices of Merger Sub 2 are located at 2355 West Chandler Boulevard, Chandler, Arizona 85224, and its telephone number is (480) 792-7200.

THE MICREL SPECIAL MEETING

This proxy statement/prospectus is being provided to the shareholders of Micrel as part of a solicitation of proxies by the Micrel Board of Directors for use at the Micrel special meeting to be held at the time and place specified below, and at any properly convened meeting following an adjournment or postponement thereof. This proxy statement/prospectus and the documents incorporated herein by reference provide shareholders of Micrel with the information they need to know to be able to vote or instruct their vote to be cast at the Micrel special meeting.

Date, Time and Place

The Micrel special meeting will be held at Micrel’s principal executive offices located at 2180 Fortune Drive, San Jose, CA 95131, on [●], 2015, at 8:00 a.m.

Purpose of the Micrel Special Meeting

At the Micrel special meeting, Micrel shareholders will be asked to consider and vote on:

•	the proposal to adopt the merger agreement;

•	the Micrel adjournment proposal; and

•	the golden parachute proposal.

Completion of the merger is conditioned on, among other things, adoption of the merger agreement.

Recommendation of the Board of Directors of Micrel

The Micrel Board of Directors has unanimously approved and adopted the merger agreement and has determined that the merger agreement and the transactions contemplated thereby, including the merger, are advisable and in the best interests of Micrel and its shareholders.

The Micrel Board of Directors unanimously recommends that the Micrel shareholders vote “FOR” the adoption of the merger agreement, “FOR” the Micrel adjournment proposal and “FOR” the golden parachute proposal.

Micrel Record Date; Shareholders Entitled to Vote

Only holders of record of Micrel common stock at the close of business on June 16, 2015, the Micrel record date, are entitled to notice of, and to vote at, the Micrel special meeting or any adjournments thereof.

At the close of business on the Micrel record date, 57,120,332 shares of Micrel common stock were issued and outstanding and held by 226 holders of record. Holders of record of Micrel common stock on the Micrel record date are entitled to one vote per share at the Micrel special meeting on each proposal. A list of shareholders of Micrel will be available for review for any purpose germane to the Micrel special meeting at Micrel’s headquarters, at 2180 Fortune Drive, San Jose, California 95131, during regular business hours for a period of ten days before the Micrel special meeting. The list will also be available at the Micrel special meeting during the whole time thereof for examination by any shareholder of record present at the Micrel special meeting.

The Voting Agreements

In connection with the transactions contemplated by the merger agreement, all of Micrel’s directors and executive officers entered into a voting agreement with Microchip, Merger Sub and Merger Sub 2 and have agreed, in their capacities as Micrel shareholders, to, among other things, vote all shares of Micrel’s capital stock beneficially owned by them in favor of adoption of the merger agreement and any related proposal in furtherance thereof and against any proposal made in opposition to the merger, in each case, subject to the terms and conditions of the voting agreement. The voting agreements do not obligate Micrel’s directors and executive officers to elect a certain type of consideration. Raymond D. Zinn, Daniel Heneghan, James G. Gandenberger, and Frank W. Schneider currently intend to elect stock consideration for those shares that each owns as of the effective time and the remaining directors and executive officers currently intend to elect cash consideration. However, all Micrel shareholders, including the directors and executive officers, are able to modify their election through the election deadline and no Micrel shareholder has submitted a completed election form as of the date of this proxy statement/prospectus. As of the record date, the directors and executive officers who signed the voting agreement beneficially owned approximately 14,298,911 shares of Micrel common stock, which represented approximately 24.1% of the total outstanding shares of Micrel’s common stock. As long as the voting agreements remain in effect, approximately 12,122,311 shares of Micrel common stock, which represented approximately 21.2% of the total outstanding shares of Micrel’s common stock, are committed to be voted in favor of the adoption of the merger agreement. The form of voting agreement is attached as Annex B to this proxy statement/prospectus.

Quorum

No business may be transacted at the Micrel special meeting unless a quorum is present. Attendance in person or by proxy at the Micrel special meeting of holders of record of a majority of the outstanding shares of Micrel common stock entitled to vote at the meeting will constitute a quorum. If a quorum is not present, or if fewer shares of Micrel common stock are voted in favor of the proposal to adopt the merger agreement than the number required for its adoption, the Micrel special meeting may be adjourned to allow additional time for obtaining additional proxies or votes. At any subsequent reconvening of the Micrel special meeting, all proxies will be voted in the same manner as they would have been voted at the original convening of the Micrel special meeting, except for any proxies that have been effectively revoked or withdrawn prior to the subsequent meeting.

Failures to vote will not be included in the calculation of the number of shares of Micrel common stock represented at the Micrel special meeting for purposes of determining whether a quorum has been achieved. Abstentions will be included in the calculation of the number of shares of Micrel common stock represented at the Micrel special meeting for purposes of determining whether a quorum has been achieved. Under NASDAQ rules, if brokers do not have discretion to vote on any of the proposals at a shareholders’ meeting, broker non-votes will not count toward the calculation of a quorum. As each of the proposals to be voted on at the Micrel special meeting is considered “non-routine”, brokers do not have discretion to vote on such proposals and as such, broker non-votes will not be included in the calculation of the number of shares of Micrel common stock represented at the Micrel special meeting for purposes of determining whether a quorum has been achieved.

Required Vote

The adoption of the merger agreement requires the affirmative vote of the holders of a majority of the outstanding shares of Micrel common stock as of the record date for the Micrel special meeting. Failures to vote, votes to abstain and broker non-votes, if any, will have the effect of a vote “AGAINST” the proposal.

The approval of the Micrel adjournment proposal requires the affirmative vote of the holders of a majority of the shares of Micrel common stock entitled to vote and present in person or represented by proxy at the Micrel special meeting, whether or not a quorum is present. Abstaining will have the same effect as a vote “AGAINST” the proposal. Failures to vote and broker non-votes, if any, will not be voted, but this will not have an effect on the Micrel adjournment proposal.

The approval of the golden parachute proposal requires the affirmative vote of the holders of a majority of the shares of Micrel common stock present in person or represented by proxy and entitled to vote thereon at the Micrel special meeting, assuming a quorum is present. Abstentions will have the effect of a vote “AGAINST” the proposal. Failures to vote and broker non-votes, if any, will not be voted, but this will not have an effect on the proposal, assuming a quorum is present.

Failures to Vote, Broker Non-Votes and Abstentions

Under applicable regulations, banks, brokerage firms or other nominees holding shares of record may vote those shares in their discretion on certain routine proposals when they do not receive timely voting instructions from the beneficial holders. A “broker non-vote” occurs under the applicable rules when a bank, brokerage firm or other nominee holding shares of record is not permitted to vote on a non-routine matter without instructions from the beneficial owner of the shares and no instruction is given.

In accordance with these rules, banks, brokers and other nominees who hold shares of Micrel common stock in “street name” for their customers, but do not have discretionary authority to vote the shares, may not exercise their voting discretion with respect to the adoption of the merger agreement, the Micrel adjournment proposal or the golden parachute proposal. Accordingly, if banks, brokers or other nominees do not receive specific voting instructions from the beneficial owner of such shares, they may not vote such shares with respect to the adoption of the merger agreement, the Micrel adjournment proposal or the golden parachute proposal. For shares of Micrel common stock held in “street name,” only shares of Micrel common stock affirmatively voted “FOR” the adoption of the merger agreement, the Micrel adjournment proposal and the golden parachute proposal will be counted as affirmative votes therefor.

Abstentions, failures to vote and broker non-votes, if any, will have the same effect as a vote “AGAINST” the adoption of the merger agreement. Abstentions will have the same effect as a vote “AGAINST” the Micrel adjournment proposal. Failures to vote and broker non-votes, if any, will have no effect on the approval of the Micrel adjournment proposal. Abstentions will have the same effect as a vote “AGAINST” the golden parachute proposal. Failures to vote and broker non-votes, if any, will not have an effect on the golden parachute proposal, assuming a quorum is present.

Voting at the Micrel Special Meeting

Whether or not you plan to attend the Micrel special meeting, please submit a proxy for your shares. If you are a registered or “record” holder, which means your shares are registered in your name with Computershare Inc., Micrel’s transfer agent and registrar, you may vote in person at the Micrel special meeting or by proxy. If your shares are held in “street name,” which means your shares are held of record in an account with a bank, brokerage firm or other nominee, you must follow the instructions from your bank, brokerage firm or other nominee in order to vote.

Voting in Person

If you plan to attend the Micrel special meeting and wish to vote in person, you will be given a ballot at the Micrel special meeting. Please note, however, that if your shares are held in “street name,” and you wish to vote at the Micrel special meeting, you must bring to the Micrel special meeting a proxy executed in your favor from the record holder (your bank, brokerage firm or other nominee) of the shares authorizing you to vote at the Micrel special meeting.

In addition, if you are a registered Micrel shareholder, please be prepared to provide proper identification, such as a driver’s license, in order to be admitted to the Micrel special meeting. If you hold your shares in “street name,” you will need to provide proof of ownership, such as a recent account statement or letter from your bank, brokerage firm or other nominee, along with proper identification.

Voting by Proxy

If you are a holder of record, a proxy card is enclosed for your use. Micrel requests that you submit a proxy by:

•	logging onto www.proxyvote.com and following the instructions on your proxy card to submit a proxy via the internet anytime up to 8:59 p.m., California time, on [●], 2015, and following the instructions provided on that site;

•	dialing (800) 690-6903 and listening for further directions to submit a proxy by telephone anytime up to 8:59 p.m., California time, on [●], 2015, and following the instructions provided in the recorded message; or

•	signing and returning the accompanying proxy card in the enclosed postage-paid envelope. Micrel shareholders of record may submit their proxies through the mail by signing, dating, completing and returning their proxy card in the enclosed, pre-addressed, postage-paid envelope. To be valid, a returned proxy card must be signed and dated.

You should submit your proxy in advance of the Micrel special meeting even if you plan to attend the Micrel special meeting. You can always change your vote at the Micrel special meeting.

If you hold your shares of Micrel common stock in a stock brokerage account or if your shares are held in street name, you must provide the record holder of your shares with instructions on how to vote your shares. Please follow the voting instructions provided by your bank, brokerage firm or other nominee. Please note that you may not vote shares of Micrel common stock held in street name by returning a proxy card directly to Micrel or by voting in person at the Micrel special meeting unless you have a “legal proxy,” which you must obtain from your bank, brokerage firm or other nominee. Further, brokers who hold shares of Micrel common stock on behalf of their customers may not give a proxy to Micrel to vote those shares without specific instructions from their customers.

If you are a Micrel shareholder and you do not instruct your bank, brokerage firm or other nominee on how to vote your shares, your bank, brokerage firm broker or other nominee, as applicable, may not vote your shares on any of the proposals to be considered and voted upon at the Micrel special meeting as all such matters are deemed “non-routine” matters pursuant to applicable NASDAQ rules.

If a proxy is returned without an indication as to how the shares of Micrel common stock represented are to be voted with regard to a particular proposal, the shares of Micrel common stock represented by the proxy will be voted in accordance with the recommendation of the Micrel Board of Directors and, therefore, “FOR” each of the proposals to be considered and voted upon at the Micrel special meeting. As of the date hereof, management has no knowledge of any business that will be presented for consideration at the Micrel special meeting and that would be required to be set forth in this proxy statement/prospectus or the related proxy card other than the matters set forth in Micrel’s Notice of Special Meeting of Shareholders. If any other matter is properly presented at the Micrel special meeting for consideration, it is intended that the persons named in the enclosed form of proxy and acting thereunder will vote in accordance with their best judgment on such matter.

Your vote is important. Accordingly, please sign, date and return the enclosed proxy card whether or not you plan to attend the Micrel special meeting in person.

How Proxies Are Counted

All shares of Micrel common stock represented by properly executed proxies received in time for the Micrel special meeting will be voted at the meeting in the manner specified by the shareholders giving those proxies. Properly executed proxies that do not contain voting instructions will be voted “FOR” the adoption of the merger agreement, the Micrel adjournment proposal and the golden parachute proposal.

Only shares of Micrel common stock affirmatively voted for the applicable proposal, and properly executed proxies that do not contain voting instructions, will be counted as favorable votes for adoption of the merger agreement, the Micrel adjournment proposal and the golden parachute proposal. Abstentions, failures to vote and broker non-votes, if any, will have the same effect as votes “AGAINST” the adoption of the merger agreement. Abstentions will have the same effect as a vote “AGAINST” the Micrel adjournment proposal. Failures to vote and broker non-votes, if any, will have no effect on the approval of the Micrel adjournment proposal. Abstentions will have the same effect as a vote “AGAINST” the golden parachute proposal. Failures to vote and broker non-votes, if any, will not be voted, but this will not have an effect on the golden parachute proposal, assuming a quorum is present.

Revocation of Proxies

If you are the record holder of shares of Micrel common stock, you can change or revoke your proxy at any time before your proxy is voted at the Micrel special meeting. You can do this by:

•	timely delivering a new, valid proxy bearing a later date by submitting instructions via the internet, by telephone or by mail as described on the proxy card;

•	timely delivering a signed written notice of revocation to the Corporate Secretary of Micrel; or

•	attending the Micrel special meeting and voting in person, which will automatically cancel any proxy previously given, or you can revoke your proxy in person. Simply attending the Micrel special meeting without voting will not change or revoke any proxy that you have previously given.

A registered Micrel shareholder may revoke a proxy by any of these methods, regardless of the method used to deliver the Micrel shareholder’s previous proxy.

Written notices of revocation and other communications with respect to the revocation of proxies should be addressed as follows:

Micrel, Incorporated

2180 Fortune Drive

San Jose, California 95131

Attention: Corporate Secretary

If your shares are held in street name by your broker, bank or nominee, you should contact your broker, bank or nominee to change your vote.

Solicitation of Proxies

Micrel is soliciting proxies for the Micrel special meeting from its shareholders. In accordance with the merger agreement, Micrel and Microchip will share equally all fees and expenses in relation to the printing, filing and mailing of this proxy statement/prospectus. Micrel will pay all of its other costs of soliciting proxies. In addition to solicitation by use of the mails, proxies may be solicited by Micrel’s directors, officers and employees in person or by telephone or other means of communication. These persons will not receive additional compensation, but may be reimbursed for reasonable out-of-pocket expenses in connection with this solicitation.

Micrel has engaged MacKenzie Partners, Inc. to assist in the solicitation of proxies for the Micrel special meeting. Micrel estimates that it will pay MacKenzie Partners, Inc. a fee of approximately $[●] for proxy solicitation services. Micrel will also reimburse MacKenzie Partners, Inc. for reasonable out-of-pocket expenses and will indemnify MacKenzie Partners, Inc. and its affiliates against certain claims, liabilities, losses, damages and expenses. Micrel will make arrangements with brokerage houses, custodians, nominees and fiduciaries to forward proxy solicitation materials to beneficial owners of shares of Micrel common stock held of record by them. Micrel will also reimburse these brokerage houses, custodians, nominees and fiduciaries for their reasonable expenses incurred in forwarding the proxy materials.

Adjournments or Postponements

Any adjournment of the Micrel special meeting may be made from time to time by the Micrel shareholders, by the affirmative vote of the holders of a majority of shares of Micrel common stock entitled to vote and present in person or represented by proxy, whether or not a quorum is present, without further notice other than by an announcement made at the Micrel special meeting. If a quorum is not present at the Micrel special meeting, or if a quorum is present at the Micrel special meeting but there are not sufficient votes at the time of the Micrel special meeting to approve the adoption of the merger agreement, then Micrel shareholders may be asked to vote to adjourn the Micrel special meeting so as to permit the further solicitation of proxies.

Under the merger agreement, Micrel may, without the prior consent of Microchip, postpone or adjourn its special meeting to the extent necessary in order to conduct business at the Micrel special meeting if (i) as of [●], 2015, there are insufficient shares of Micrel common stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Micrel special meeting, (ii) if the failure to adjourn or postpone the Micrel special meeting would reasonably be expected to be a violation of applicable law, including to comply with comments made by the SEC with respect to this proxy statement/prospectus or (iii) to solicit additional proxies if necessary to obtain the approval of the proposal to adopt the merger agreement.

MICREL PROPOSALS

Micrel Proposal 1: Adoption of the Merger Agreement

Micrel is asking its shareholders to adopt the merger agreement. For a detailed discussion of the terms and conditions of the merger agreement, see “The Merger Agreement”. As discussed in the section entitled “The Merger—Recommendation of the Micrel Board of Directors; Micrel’s Reasons for the Merger,” after careful consideration, the Micrel Board of Directors unanimously approved and adopted the merger agreement and declared the merger agreement and the transactions contemplated thereby, including the merger, to be advisable and in the best interest of Micrel and the Micrel shareholders.

Required Vote

The adoption of the merger agreement requires the affirmative vote of the holders of a majority of the outstanding shares of Micrel common stock entitled to vote thereon. Failures to vote, votes to abstain and broker non-votes, if any, will have the effect of a vote “AGAINST” the proposal.

The Micrel Board of Directors unanimously recommends that Micrel shareholders vote “FOR” the adoption of the merger agreement.

Micrel Proposal 2: Adjournment of the Micrel Special Meeting

Micrel shareholders are being asked to adjourn the Micrel special meeting, if necessary or appropriate, to solicit additional proxies in favor of the adoption of the merger agreement if there are insufficient votes at the time of such adjournment to approve such proposal.

If, at the Micrel special meeting, there are an insufficient number of shares of Micrel common stock present in person or represented by proxy and voting in favor of the adoption of the merger agreement, Micrel may move to adjourn the Micrel special meeting, subject to the terms and conditions of the merger agreement, in order to enable the Micrel Board of Directors to solicit additional proxies for approval of such proposal.

Micrel is asking its shareholders to authorize the holder of any proxy solicited by the Micrel Board of Directors to vote in favor of granting discretionary authority to the proxy holders, and each of them individually, to adjourn the Micrel special meeting to another time and place for the purpose of soliciting additional proxies. If the Micrel shareholders approve this proposal, Micrel could adjourn the Micrel special meeting and use the additional time to solicit additional proxies, including the solicitation of proxies from Micrel shareholders who have previously voted. If the adjournment is for more than 45 days or, if after the adjournment, a new record date is fixed for the adjourned meeting, a new notice of the adjourned meeting will be given to each shareholder of record entitled to vote at the adjourned meeting.

Required Vote

The approval of the Micrel adjournment proposal requires the affirmative vote of the holders of a majority of the shares of Micrel common stock entitled to vote and present in person or represented by proxy, whether or not a quorum is present. Abstaining will have the same effect as a vote “AGAINST” the proposal. Failures to vote and broker non-votes, if any, will not be voted, but this will not have an effect on the Micrel adjournment proposal.

The Micrel Board of Directors unanimously recommends that Micrel shareholders vote “FOR” the Micrel adjournment proposal.

Micrel Proposal 3: Approval of Golden Parachute Compensation

Section 14A of the Exchange Act requires that Micrel provide its shareholders with the opportunity to vote to approve, on an advisory (nonbinding) basis, the “golden parachute” compensation arrangements for Micrel’s named executive officers, as disclosed in the section entitled “The Merger—Interests of Micrel’s Directors and Executive Officers in the Merger—Golden Parachute Compensation”.

In accordance with Section 14A of the Exchange Act, in this proposal Micrel shareholders are being asked to approve the following nonbinding resolution at the Micrel special meeting:

RESOLVED, that the shareholders of Micrel approve, on an advisory (non-binding) basis, the compensation that is to be paid or may become payable by Micrel to Micrel’s named executive officers that is based on or otherwise relates to the merger with Microchip, as disclosed in the table and related notes and narrative disclosure in the section of the proxy statement/prospectus for the merger entitled “The Merger—Interests of Micrel’s Directors and Executive Officers in the Merger—Golden Parachute Compensation”.

Approval of this proposal is not a condition to completion of the merger, and the vote with respect to this proposal is advisory only. Accordingly, the vote will not be binding on Micrel or Microchip, or the Board of Directors or the compensation committee of Micrel or Microchip. Because Micrel or Microchip will be contractually obligated to pay the “golden parachute” compensation, if the merger agreement is adopted and the merger is completed, the “golden parachute” compensation will be payable, subject only to the conditions applicable thereto, regardless of the outcome of the advisory vote.

Required Vote

The approval of the golden parachute proposal requires the affirmative vote of the holders of a majority of the shares of Micrel common stock present in person or represented by proxy and entitled to vote thereon at the Micrel special meeting, assuming a quorum is present. Abstentions will have the effect of a vote “AGAINST” the proposal. Failures to vote and broker non-votes, if any, will not be voted, but this will not have an effect on the proposal, assuming a quorum is present.

The Micrel Board of Directors unanimously recommends that Micrel shareholders vote “FOR” the golden parachute proposal.

THE MERGER

The following is a discussion of the merger and the material terms of the merger agreement between Microchip and Micrel. You are urged to read the merger agreement carefully and in its entirety, a copy of which is attached as Annex A to this proxy statement/prospectus and incorporated by reference herein.

Effects of the Merger

Subject to the terms and conditions of the merger agreement, at the effective time of the merger, Merger Sub will be merged with and into Micrel, with Micrel surviving the merger as a wholly owned subsidiary of Microchip. At the effective time of the second merger, which will be as soon as practicable after the effective time on the closing date of the merger, and as part of a single integrated transaction with the merger, Micrel will be merged with and into Merger Sub 2, with Merger Sub 2 surviving the merger as a limited liability company and a wholly owned subsidiary of Microchip.

In the merger, each outstanding share of Micrel common stock (other than Micrel roll-over award shares and Micrel cancelled award shares, which will be treated as provided under “The Merger Agreement—Treatment of Micrel Equity Awards” below, and other than shares owned, directly or indirectly, by Microchip, Merger Sub or any of their respective subsidiaries, which shares will be cancelled) will be converted into the right to receive the merger consideration consisting of either cash or shares of Microchip common stock which the holder of such share has validly elected to receive (subject to proration if the aggregate cash consideration available in the merger is oversubscribed due to the minimum stock percentage not being reached). If the aggregate consideration to be paid to any holder of Micrel common stock would result in such holder receiving a fractional share of Microchip common stock, cash will be paid in lieu of such fractional share. Microchip shareholders will continue to hold their existing shares of Microchip common stock.

Background of the Merger

The Board of Directors regularly reviews Micrel’s strategic direction and competitive position with a view to enhancing shareholder value. This review has from time to time involved consideration of alternatives including acquisitions and dispositions of businesses, changes in Micrel’s manufacturing strategy, and a possible sale of the company.

On August 7, 2014 entities associated with Starboard disclosed on a Schedule 13D filed with the SEC that they had accumulated 6,782,000 Micrel shares, representing 12.0% of the outstanding shares of Micrel. The Schedule 13D stated that Starboard believed that Micrel common stock was undervalued and represented an attractive investment opportunity. The filing did not reveal any specific plans or proposals. Micrel common stock closed at $10.75 per share that day, immediately prior to Starboard’s Schedule 13D filing.

On August 19, the Micrel Board of Directors discussed the Starboard filing at a regularly scheduled meeting. The Micrel Board of Directors determined that it would be appropriate for Micrel to retain financial and legal advisors to assist the Micrel Board of Directors in the potential consideration of strategic alternatives as well as in preparing for and responding to actions that might be taken by Starboard, including the possibility of Starboard launching a proxy contest as they had done in recent activist campaigns against other companies. The Micrel Board of Directors evaluated four financial advisors when considering who to retain. The Micrel Board of Directors ultimately authorized the retention of Credit Suisse as financial advisor to Micrel based on their experience in such matters, and of Davis Polk & Wardwell LLP as legal counsel to the Micrel Board of Directors.

On August 20, the Micrel Board of Directors authorized the repurchase of an additional $25.0 million of Micrel’s common stock in addition to the remaining authorization to repurchase $17.7 million of Micrel’s common stock.

On September 8, the Micrel Board of Directors elected Robert R. Herb as an independent member of the Board of Directors, filling a vacancy that had been created by the passing of Michael J. Callahan in the previous month.

At Starboard’s request, on September 9, management of Micrel had an introductory meeting with representatives of Starboard at the Micrel offices, including high-level discussion regarding Micrel’s business.

On October 30, representatives of Micrel management and John Bourgoin, in his capacity as Micrel’s lead independent director, met with Starboard at Starboard’s request. In this meeting, the Starboard representatives indicated that in their opinion Micrel was not performing at an acceptable level, and they suggested several “step function” changes in direction, including closing Micrel’s fabrication facility in San Jose and transitioning to a “fabless” manufacturing model, restructuring Micrel with the goal of lowering its effective global income tax rate, and the potential divestiture of Micrel’s local area network solutions (LAN) business unit, which in recent years has represented approximately 20% of Micrel’s revenues. Starboard representatives also encouraged Mr. Bourgoin and management to consider the potential value that could be realized in a sale of Micrel in light of what they considered to be a relatively attractive market for analog semiconductor businesses. Mr. Bourgoin and management agreed to consider Starboard’s suggestions and to review them with the Micrel Board of Directors.

Following the October 30 meeting, management, with the assistance of its financial and legal advisors, commenced a review of strategic alternatives for Micrel, including those suggested by Starboard. This included a detailed review of Micrel’s three year financial plan, separate analyses of Micrel’s three business units, an analysis of the potential costs and benefits of transitioning to a fabless strategy, and a review in conjunction with Micrel’s tax advisors of potential opportunities for reducing Micrel’s effective global income tax rate.

On November 20, the Micrel Board of Directors met with management and its legal and financial advisors to receive an update on the analytical work. Management presented its financial plan, under which Micrel revenues were projected to grow from $248 million in 2014, to $265 million in 2015, to $292 million in 2016 and to $332 million in 2017. See the section titled “—Certain Micrel Prospective Financial Information”.

At the November 20 meeting, Credit Suisse gave an overview of trading in Micrel common stock, which had closed at $10.75 per share on August 7, immediately prior to the original Starboard Schedule 13D, and which had risen to $12.46 per share as of November 19. The Micrel Board of Directors, with Credit Suisse’s assistance, reviewed and discussed the share price appreciation during that period, and believed that most of such appreciation could be attributed to change of control speculation in connection with the Starboard filing rather than to changes in Micrel’s results or outlook or to general market conditions. Credit Suisse reviewed changes in the composition of Micrel’s shareholder base during the period, and with the assistance of Credit Suisse, the Micrel Board of Directors discussed the potential implications of those changes if Starboard were to pursue a proxy contest in connection with the 2015 annual meeting including the risk of Starboard seeking board representation. Credit Suisse reviewed and discussed preliminary financial analyses with respect to Micrel in the context of a sale and other strategic alternatives. Following this discussion, the Micrel Board of Directors directed Credit Suisse to work with management to develop a more in-depth analysis for further discussion with the Micrel Board of Directors at a meeting on December 19.

At the December 19 Board of Directors meeting, Credit Suisse first reviewed management’s financial plan, noting that the plan projected growth of Micrel’s existing businesses based on its existing business model, and anticipated not just significant revenue growth but also gross margin expansion and increases in operating income and earnings per share. Credit Suisse also reviewed and discussed with the Micrel Board of Directors certain updated financial analyses with respect to Micrel assuming Micrel was able to achieve management’s financial plan.

The Micrel Board of Directors, with the assistance of Credit Suisse, reviewed the potential impact of several different strategic scenarios. With respect to the potential sale of the LAN business unit, the Board of Directors concluded that such a transaction would not be likely to create shareholder value, because the remaining company would have lost scale and would be less profitable. With respect to the conversion to a fabless strategy, the Board of Directors concluded that this transition would also not be likely to create shareholder value, at least not in the short term. Although operating expenses could be reduced and gross margins expanded, revenue would be reduced, since certain of Micrel’s products may not be transferred to outside foundries due to logistical and technical issues, and others may not be economically transferred due to relatively low volumes. The analysis of tax optimization strategies, based on inputs from management and from Micrel’s outside tax advisor, concluded that modest improvements to net income could be achieved by licensing certain non-U.S. intellectual property rights to an existing offshore subsidiary. The Micrel Board of Directors, with the assistance of Credit Suisse, also reviewed and discussed a potential leveraged recapitalization, under which Micrel would use the proceeds of a long-term debt issuance to repurchase shares of common stock. The Micrel Board of Directors believed there to be potential for modest value creation assuming the achievement of the revenue and operating margin targets in management’s financial plan, although the incurrence of substantial debt could increase risk and reduce operational flexibility.

The Micrel Board of Directors, with the assistance of Credit Suisse, also reviewed the possibility of a sale of Micrel, including a review and discussion of selected companies deemed similar to Micrel in one or more respects, a review of precedent transactions involving target companies deemed similar to Micrel in one or more respects, including illustrative potential transaction metrics and a list of potential acquirers that might be interested in acquiring Micrel.

On January 7, 2015, the independent directors met separately with Davis Polk to continue the discussion from the December 19 meeting. The consensus of the independent directors was that Micrel faced significant challenges in achieving management’s financial plan and that if Micrel were to continue as an independent company, significant changes would be required in management and strategy. In light of these challenges, the independent directors believed that it would be in the best interests of shareholders for the Micrel Board of Directors to consider strategic alternatives, including a potential sale of Micrel. Thereafter, on January 9, the independent directors then met and, with the assistance of Davis Polk and Credit Suisse, reviewed and discussed what a strategic review process would entail and whether or not it should be publicly announced.

The full Micrel Board of Directors met on Friday, January 16, 2015. The Micrel Board of Directors, with the assistance of Credit Suisse, reviewed and discussed the principal strategic alternatives available to Micrel and the process that might be associated with a proxy contest at the 2015 annual meeting. In light of the short to medium term outlook for Micrel, the Micrel Board of Directors did not foresee improvement in Micrel’s financial results and believed it was an appropriate time to explore strategic alternatives. In addition, the prospect of a costly public proxy contest for board representation that would be disruptive to Micrel further added to the Board of Directors’ belief in the appropriateness of exploring strategic alternatives. The independent directors communicated to Mr. Zinn that, in light of the significant challenges that had been discussed in this meeting and the December 19 meeting, they believed it was appropriate for the Micrel Board of Directors to review strategic alternatives for Micrel, including potentially a sale. Mr. Zinn stated his belief in the achievability of Micrel’s financial plan and his belief that the best interests of the shareholders would be served by successfully executing on that plan as an independent company.

The January 16 discussion did not result in a unanimous view of the Micrel Board of Directors concerning the path forward. Following that meeting Mr. Bourgoin, the lead independent director, communicated to Mr. Zinn that the independent directors had unanimously determined that it was in the best interests of Micrel shareholders for a committee composed of independent directors to consider strategic alternatives, including the sale of Micrel, and that their current intention was to announce this on January 20, and to instruct Credit Suisse to begin soliciting acquisition proposals on behalf of Micrel at that time. The independent directors indicated that their strong preference was for Mr. Zinn to remain as CEO during this process, but that this would require Mr. Zinn’s assurances of his support and cooperation. The independent directors also indicated that if Mr. Zinn was not prepared to pursue strategic alternatives, they were prepared to make changes to the leadership of Micrel. Mr. Bourgoin indicated that he hoped to receive a response prior to a Board of Directors meeting scheduled for the evening of January 18.

At the January 18 Board of Directors meeting, Mr. Zinn indicated that he was prepared to support the judgment of the independent directors, although he indicated that he was not at that time in support of a sale of Micrel and was not committing to vote his shares in favor of a transaction that the independent directors might ultimately support. The independent directors acknowledged this position and expressed their appreciation to Mr. Zinn for his support.

At the January 18 meeting, the Micrel Board of Directors created a Transaction Committee with broad authority to consider strategic alternatives and, if considered appropriate, to recommend action to the Micrel Board of Directors. Mr. Herb (Chairman), Mr. Bourgoin and Mr. Heneghan were named as members of the committee. Micrel announced the strategic review and the formation of the committee on January 20. On that day Micrel common stock closed at $14.08 per share, up from a $13.32 per share closing price on the prior trading day.

The Transaction Committee, following a review and discussion with Micrel’s legal and financial advisors, decided on a multistep process, including an initial broad outreach focused on potential strategic acquirers and limited discussions with potential financial sponsors, a second step in which interested parties would be given limited access to Micrel’s management and information for the purpose of determining whether to submit preliminary valuations, and a third step in which one or more final bidders would be given more extensive access for the purpose of submitting definitive proposals.

Throughout the process, members of the Transaction Committee and the Compensation Committee discussed and considered existing change in control severance arrangements, values of equity and potential additional retention arrangements that may be necessary to preserve the services of key personnel, including with the advice of an independent compensation consultant, on each of January 9, January 13, January 29, February 4, February 10, February 24, March 5, April 25 and April 28.

Specifically, on February 10, 2015, the Transaction Committee approved an overall pool in the amount of $3.3 million for potential retention bonuses and allocated specified amounts for a number of non-executive employees. In addition, on February 11, 2015, the Compensation Committee approved its regular annual equity grants for executive officers based on benchmark information, and on February 24, 2015, approved additional equity grants for certain executive officers based on their individual performance and responsibilities in addition to the formulaic application of benchmark information used in the February 11, 2015 grants.

On February 24, Micrel disclosed in its Annual Report on Form 10-K that the date of its annual shareholder meeting would be June 19 and that the Board of Directors had, in light of the ongoing process, postponed the date for receipt of shareholder proposals to April 17.

From the time of formation of the Transaction Committee through the end of February, Credit Suisse, at the request of the Transaction Committee, contacted a total of 36 potential buyers, of which 32 were strategic buyers and four were financial sponsors. This process resulted in 13 potential bidders signing nondisclosure agreements and participating in management presentations, including Microchip on January 26. Of these bidders, several subsequently declined to pursue the process, and others indicated interest in acquiring a business unit rather than acquiring Micrel as a whole. Three potential acquirers, however, did submit indications of interest regarding the acquisition of Micrel as a whole:

•	A strategic party referred to as Party A indicated interest in the range of $15.00 to $16.00 per share in cash on February 23, 2015.

•	A strategic party referred to as Party B indicated interest at a price of $15.88 per share in cash on February 24, 2015.

•	Microchip indicated interest at $14.00 per share in cash or in shares of Microchip common stock on February 25, 2015.

Based on these indications the Transaction Committee decided to pursue discussions with all three parties with the goal of having all three complete their due diligence investigations and be in a position to submit definitive proposals by early April. The three parties were given access to an online data room and the opportunity to participate in meetings with management throughout the month of March, and were asked to submit more definitive valuation indications by early April. At that time Microchip reaffirmed its proposal at $14.00 per share. On April 3, Party B informed Micrel through Credit Suisse that it had decided not to submit a proposal. On April 7, Party A informed Micrel through Credit Suisse that it had decided not to submit a proposal. Both of these parties indicated that among their reasons for not submitting a proposal was that they believed that Micrel’s common stock price, which was generally trading in a range between $14.50 and $15.50 per share during this period, was fully valued and that a premium to this price would not be justified.

At a meeting on April 8, the Transaction Committee directed Credit Suisse to reengage with Party A and Party B and with certain of the other potential buyers who had initially been contacted to see if they would consider submitting a proposal that would not necessarily involve a significant premium to Micrel’s then-current market price. Over the next several days, these parties declined to reengage.

As certain of the parties who had declined to engage in the process had indicated a potential interest in acquiring individual business units of Micrel, the Transaction Committee, with the assistance of Credit Suisse, considered whether a breakup of Micrel might result in shareholders receiving a higher value than in a sale of Micrel as a whole. Taking into account these discussions and the views of Credit Suisse, the Transaction Committee concluded that the valuation requirements, probable tax expense and inherent complexity and execution risk in attempting to effect three transactions with three separate buyers in parallel made this alternative unworkable. Accordingly, the Transaction Committee directed its advisors to continue to focus on the sale of Micrel as a whole.

On April 13, Micrel again postponed the date of its Annual Meeting from June 19 to August 4 to enable further evaluation of Micrel’s strategic alternatives. Micrel also reopened the period for the furnishing of shareholder proposals to be included in the proxy statement through April 27. The deadline for nominations or other proposals was postponed to June 17.

During the first half of April, discussions continued with Microchip concerning its $14.00 per share proposal. Microchip requested Micrel’s preliminary estimates of financial results for the quarter ended March 31, 2015 on a confidential basis covered by the nondisclosure agreement between the companies. The revenue and gross margin shown in the preliminary results were below Micrel’s internal business plan that was shared with Microchip during the due diligence process. In particular, revenue was $58.0 million in the preliminary estimate component and $60.3 million in the internal business plan for the first quarter of 2015 ended March 31, 2015. Microchip indicated that it was unwilling to increase the value of this proposal but that, subject to Micrel entering into an exclusivity agreement, it expected to be in a position by early May to have completed diligence and entered into a definitive merger agreement. At a meeting on April 16, the Transaction Committee, together with the assistance of Micrel’s legal and financial advisors, discussed whether and on what terms to proceed with the Microchip discussion, and in particular whether to agree to the exclusivity required by Microchip. Following a review and discussion with Credit Suisse, the Transaction Committee believed that, although the $14.00 per share price of the Microchip proposal was below the current market price for Micrel common stock (which closed at $14.76 per share that day), the market price was likely to have been influenced by takeover speculation and therefore was not necessarily representative of the unaffected market value of Micrel common stock.

The Transaction Committee also considered that Microchip had indicated that it would be unwilling to engage without exclusivity, that the duration of the proposed exclusivity was relatively short (three weeks), and that the agreement would not interfere with Micrel’s ability to consider unsolicited offers or to solicit alternatives following the expiration of the exclusivity agreement. The Transaction Committee also considered that the purpose of the exclusivity period was to permit the Board of Directors to consider a definitive merger agreement assuming that one could be negotiated with Microchip, and that entering into the exclusivity agreement did not represent a recommendation by the Transaction Committee or a determination by the Transaction Committee to accept a $14.00 per share offer. Based on these considerations, the Transaction Committee approved entering into an exclusivity agreement with Microchip that would extend through May 7. The exclusivity agreement was executed on April 17.

During the exclusivity period, Microchip continued its due diligence investigation of Micrel and the parties negotiated the terms of a merger agreement.

On April 20, the independent directors met to receive an update from the Transaction Committee. The independent directors were unanimously inclined to the view that, assuming an acceptable merger agreement could be reached with Microchip at $14.00 per share, which was the highest offer available to Micrel, this result would be preferable to the alternative of Micrel remaining independent. Mr. Zinn continued to express dissatisfaction with the valuation, and requested the opportunity to discuss this directly with Steve Sanghi, the CEO of Microchip. Mr. Zinn thought a higher price was justifiable based on his belief in the prospects of Micrel. The Transaction Committee encouraged Mr. Zinn to have this conversation with the goal of increasing the price of the transaction if possible.

On April 23, Micrel released its financial results for the first quarter of 2015 ended March 31, 2015. These results were consistent with the preliminary results shared with Microchip in early April 2015. Micrel also provided revenue guidance for its second quarter of 2015 ending June 30, 2015, which was below the $63.6 million internal business plan that was shared with Microchip, and upon which Microchip conducted its analysis of Micrel.

Over the next several days, Mr. Zinn and Mr. Sanghi had several discussions concerning the potential transaction, including the strategic fit between the two companies, the valuation of the transaction, and the importance to Microchip of obtaining Mr. Zinn’s support for the transaction. They and the Transaction Committee also discussed the potential of structuring the transaction to enable shareholders of Micrel to elect between receiving cash and an amount of Microchip common stock of equivalent value based on its value near the closing of the transaction, with the common stock being issued in a tax-free reorganization. Mr. Sanghi indicated, however, that Microchip was unwilling to increase the price beyond the $14.00 per share reflected in the Microchip offer given the previous misses to Micrel’s plan.

In view of the merger consideration potentially including shares of Microchip common stock, Mr. Herb, management of Micrel and Credit Suisse reviewed financial and other information with respect to Microchip and participated in a call on April 28 with senior management of Microchip during which representatives of Microchip answered questions regarding Microchip’s business, operations, financial conditions, prospects, accounting matters and legal and compliance matters.

At a Board of Directors meeting on April 30, Mr. Zinn reported that he had communicated to Mr. Sanghi his willingness to support the proposed transaction as a director and to enter into an agreement to vote his shares in favor of the transaction. Mr. Zinn informed the Micrel Board of Directors that following his discussion with Mr. Sanghi, he now believed that the price offered by Microchip was the best possible price obtainable by Micrel from Microchip. Davis Polk reviewed with the Micrel Board of Directors the principal open issues related to the merger agreement. These included a requirement by Microchip that in connection with the merger agreement Micrel issue an option to Microchip to acquire 12% of the common stock of Micrel at $14.00 per share that could be voted in favor of the transaction. The Micrel Board of Directors declined to agree to this requirement. In addition, the parties had not reached agreement as to the size of the breakup fee under the merger agreement, with Microchip seeking 4.25% of the fully diluted equity value of Micrel compared to 3.0% offered by Micrel.

Negotiations concerning these open issues continued for several days. On May 4, Microchip indicated that it was prepared to withdraw its requirement for a stock option but that, in order to provide further protection against the possibility of a negative shareholder vote, it would require a fee payable by Micrel in the event of a failed shareholder vote on of the merger equal to 1.5% of Micrel’s fully diluted equity value. Microchip also asserted that its requirement of a 4.25% breakup fee was firm.

On May 4, the full Micrel Board of Directors considered the status of the potential transaction. At the request of the Micrel Board of Directors, Credit Suisse reviewed and discussed its updated financial analyses with respect to Micrel and the proposed merger. Davis Polk reviewed with the directors their fiduciary duties in connection with the process, and reviewed the principal terms of the merger agreement, including the two principal open matters. The Micrel Board of Directors asked the Transaction Committee to continue to work on these matters with the goal of reducing the fees.

The Transaction Committee considered these matters at meetings held on May 5 and 6, at which both Davis Polk and Credit Suisse were present and negotiations continued between the legal teams and between Mr. Herb and Mr. Sanghi. Ultimately these discussions resulted in a proposal by Microchip for a failed vote fee of $8.0 million (compared to approximately $12.6 million under the original proposal) and a breakup fee of 4.125%, or $34,611,981. Mr. Sanghi indicated that Microchip would be unwilling to support a transaction without these elements.

The Transaction Committee considered this final proposal at the May 6 meeting. The Transaction Committee concluded that, in the case of the failed vote fee, it did not believe that the fee would be a material factor in the decision by shareholders as to whether or not to vote in favor of the Merger in light of the small amount of the fee relative to the overall value of the transaction, and that in any case it did not believe that an unfavorable vote was likely. In the case of the breakup fee, the Transaction Committee concluded that the fee would not preclude a superior offer, and that in light of the extensive process that had been conducted and the broad outreach to potential buyers that had occurred, the likelihood of such an offer was not high. The Transaction Committee also concluded that, while it would have been preferable from Micrel’s standpoint to reduce these fees, it believed that Microchip was firm in its requirements, and that accepting these items was necessary in order to obtain the benefits otherwise offered by the Merger. Accordingly, the Transaction Committee resolved unanimously to recommend approval of the merger agreement to the Micrel Board of Directors. The Transaction Committee also approved individual retention bonuses for certain executive officers. These arrangements are further described in the section entitled “—Interests of Micrel’s Directors and Executive Officers in the Merger”.

The Micrel Board of Directors meeting to consider approval of the merger agreement took place on May 7. At that meeting Mr. Herb on behalf of the Transaction Committee reviewed with the Micrel Board of Directors the proposed resolution of the open items. Credit Suisse then reviewed and discussed its financial analyses with respect to Micrel and the proposed merger. Thereafter, at the request of the Micrel Board of Directors, Credit Suisse rendered its oral opinion to the Micrel Board of Directors (which was subsequently confirmed in writing by delivery of Credit Suisse’s written opinion addressed to the Micrel Board of Directors dated as of the same date) as to, as of May 7, 2015, the fairness, from a financial point of view, to the holders of Micrel common stock of the merger consideration to be received by the holders of Micrel common stock in the merger pursuant to the merger agreement. Following further discussion among members of the Board, the Board then voted unanimously to approve and adopt the merger agreement.

Following the Micrel Board of Directors meeting, and a meeting held at the same time by the Microchip Board of Directors, the parties finalized the merger agreement and related schedules and agreements and, later on May 7, exchanged signature pages. After the close of the market that day, Micrel and Microchip issued a joint press release announcing the merger agreement.

Recommendation of the Micrel Board of Directors; Micrel’s Reasons for the Merger

The Micrel Board of Directors has unanimously: (1) determined that the merger agreement, the merger and the other transactions contemplated by the merger agreement are advisable and in the best interests of Micrel and its shareholders; and (2) adopted and approved the merger agreement, the merger and the other transactions contemplated by the merger agreement.

The Micrel Board of Directors unanimously recommends that you vote: (1) “FOR” the adoption of the merger agreement; (2) “FOR” the adjournment of the Special Meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes to adopt the merger agreement at the time of the Special Meeting; and (3) “FOR” the non-binding, advisory proposal to approve compensation that will or may become payable by Micrel to its named executive officers in connection with the merger.

In evaluating the merger agreement, the merger and the other transactions contemplated by the merger agreement, the Micrel Board of Directors consulted with Micrel management and Credit Suisse and Davis Polk. In recommending that shareholders vote in favor of adoption of the merger agreement, the Micrel Board of Directors considered a number of factors, including the following (which are not necessarily presented in order of importance):

•	the merger will permit shareholders to elect to receive the certainty of value and liquidity of cash, subject to possible proration in the event that shareholders fail to elect the minimum stock requirement;

•	the merger will also permit shareholders to elect to continue their participation in the ownership of the Micrel business indirectly through ownership of Microchip common stock in a tax-free reorganization;

•	the relationship of the $14.00 per share merger consideration to the current and historic trading prices of Micrel common stock, including (1) a premium of 3% to the closing price on May 6, 2015, the day before the announcement of the merger agreement, and (2) a premium of 30% to the closing price on August 7, 2014, the day Starboard filed its Schedule 13D;

•	the thorough process that had been conducted by the Board of Directors and the Transaction Committee, including:

•	a review of alternatives to the sale of Micrel, including a detailed analysis of the risks and opportunities of continuing with Micrel’s current business plan, the potential for changes in Micrel’s manufacturing model and the potential for a financial restructuring of Micrel;

•	the results of the solicitation of proposals to acquire Micrel from 32 potential strategic acquirers and four financial sponsors, which resulted in presentations to 13 parties, three preliminary indications of interest and one definitive proposal; and

•	extensive negotiations with Microchip with the goal of maximizing value and minimizing uncertainty with respect to their merger proposal;

•	the Board of Directors’ view, following review and discussion with Credit Suisse, that the trading price of Micrel common stock in the period following Starboard’s Schedule 13D in August 2014, and especially following Micrel’s announcement on January 20, 2015 of its plan to consider strategic alternatives, was materially affected by speculation concerning the possibility of a sale transaction, and that the trading price would likely be materially adversely affected if Micrel were to announce a conclusion of the strategic review process without a sale transaction;

•	the financial analyses reviewed and discussed with the Micrel Board of Directors by representatives of Credit Suisse as well as the oral opinion of Credit Suisse rendered to the Micrel Board of Directors on May 7, 2015, (which was subsequently confirmed in writing by delivery of Credit Suisse’s written opinion addressed to the Micrel Board of Directors dated the same date) as to, as of May 7, 2015, the fairness, from a financial point of view, to the holders of Micrel common stock of the merger consideration to be received by the holders of Micrel common stock in the merger pursuant to the merger agreement;

•	the Micrel Board of Directors’ understanding of Micrel’s business and operations, and its current and historical results of operations, financial prospects and condition, including challenging growth characteristics of Micrel’s core Linear and Power business unit;

•	the Micrel Board of Directors’ belief that in the consolidating industry in which Micrel participates, scale is an important factor, that Micrel’s operating results were suffering, and would likely continue to suffer, as a result of underutilization of manufacturing capacity and other inefficiencies, and that the Micrel business would gain significant efficiencies as part of a much larger organization;

•

the perceived risk of continuing as an independent public company, including: (1) the challenges of achieving the goals reflected in the three-year plan approved by the Micrel Board of Directors in November 2014; (2) that Micrel had failed to achieve its revenue objective in the first quarter of 2015 and that management had indicated to the Board of Directors that it also expected not to meet the revenue targets for the full year; and (3) the time that would be required and the uncertainty that would be experienced in Micrel effecting changes in its manufacturing strategy and executive leadership;

•	the terms of the merger agreement and the related agreements, including:

•	Microchip’s obligations under the merger agreement are not conditioned on receipt of financing;

•	Micrel shareholders will have an uncapped ability to elect to receive Microchip common stock in a tax-free reorganization, subject to adjustment as described under “The Merger Agreement—Consideration to be Received in the Merger—Aggregate Stock Election Cap”;

•	the exchange ratio for the issuance of Microchip common stock in the merger is not fixed in the merger agreement but rather is determined based on average trading prices for the ten trading days ending two days before the merger, reducing market risk for Micrel shareholders between the date of the merger agreement and the closing;

•	Micrel can, in certain circumstances, elect to furnish information to and to conduct negotiations with third parties regarding alternative acquisition proposals;

•	Micrel can terminate the merger agreement in order to accept a superior proposal, subject to Microchip’s ability to match such superior proposal and subject to paying Microchip a termination fee of $34.6 million and other conditions of the merger agreement;

•	the Micrel Board of Directors believed that the termination fee of $34.6 million is reasonable and not preclusive of other offers, and that the failed vote fee of $8.0 million would not be a material factor in the determination by Micrel shareholders as to whether to vote to approve the merger;

•	the merger is subject to approval by the holders of a majority of the outstanding stock of Micrel;

•	the limited number and nature of the conditions to Microchip’s obligation to consummate the merger; and

•	the Micrel Board of Directors believed that the merger agreement was the product of arm’s-length negotiation and contained customary terms and conditions.

The Micrel Board of Directors also considered a number of uncertainties and risks concerning the merger, including the following (which factors are not necessarily presented in order of relative importance):

•	the risks and costs to Micrel if the merger does not close, including the diversion of management and employee attention and the potential effect on relationships with customers and suppliers;

•	shareholders receiving cash will not participate in any future earnings or growth of Micrel and will not benefit from any appreciation in value of Micrel;

•	shareholders electing to receive cash may nonetheless receive a portion of the merger consideration in Microchip common stock if the shareholders electing stock and the non-electing shareholders do not in the aggregate meet the minimum stock percentage;

•	shareholders receiving Microchip common stock will bear the risks and uncertainties of that investment, as described under “Risk Factors”;

•	Micrel is required to pay to Microchip a termination fee of $34.6 million in certain circumstances following termination of the merger agreement, including if the Micrel Board of Directors terminates the merger agreement to accept a superior proposal;

•	Micrel is required to pay to Microchip a fee of $8.0 million if Micrel shareholders fail to approve the merger;

•	Micrel’s operations will be restricted by interim operating covenants in the merger agreement until the completion of the merger, which could effectively prohibit Micrel from undertaking material strategic initiatives or other material transactions without Microchip’s consent;

•	Micrel has incurred and will continue to incur significant transaction costs and expenses in connection with the proposed transaction, regardless of whether the merger was consummated;

•	the cash portion of the merger consideration is taxable to Micrel shareholders that are U.S. persons for U.S. federal income tax purposes;

•	the merger will require antitrust clearance in the United States and Germany;

•	Micrel shareholders will not have dissenters’ rights with respect to the merger under California law; and

•	Micrel’s directors and officers may have interests in the merger that are different from, or in addition to, those of Micrel’s other shareholders (see below under the caption “—Interests of Micrel’s Directors and Executive Officers in the Merger”).

The foregoing discussion summarizes many, if not all, of the material factors considered by the Micrel Board of Directors in its consideration of the merger, but it is not meant to be exhaustive. After considering these and other factors, the Micrel Board of Directors concluded that the potential benefits of the merger outweighed the uncertainties and risks. In view of the variety of factors considered by the Micrel Board of Directors and the complexity of these factors, the Micrel Board of Directors did not find it practicable to, and did not, quantify or otherwise assign relative weights to the foregoing factors in reaching its determination and recommendations. Moreover, each member of the Board of Directors applied his own personal business judgment to the process and may have assigned different weights to different factors. The Micrel Board of Directors unanimously adopted and approved the merger agreement, the merger and the other transactions contemplated by the merger agreement and recommends that shareholders adopt the merger agreement based upon the totality of the information presented to and considered by the Micrel Board of Directors. It should be noted that this explanation of the reasoning of the Micrel Board of Directors and certain information presented in this section, is forward-looking in nature and, therefore, that information should be read in light of the “Special Note Regarding Forward Looking Statements”.

Opinion of Micrel’s Financial Advisor

On May 7, 2015, Credit Suisse rendered its oral opinion to the Micrel Board of Directors (which was subsequently confirmed in writing by delivery of Credit Suisse’s written opinion addressed to the Micrel Board of Directors dated the same date) as to, as of May 7, 2015, the fairness, from a financial point of view, to the holders of Micrel common stock of the merger consideration to be received by the holders of Micrel common stock in the merger pursuant to the merger agreement.

Credit Suisse’s opinion was directed to the Micrel Board of Directors (in its capacity as such), and only addressed the fairness, from a financial point of view, to the holders of Micrel common stock of the merger consideration to be received by the holders of Micrel common stock in the merger pursuant to the merger agreement and did not address any other aspect or implication (financial or otherwise) of the merger. The summary of Credit Suisse’s opinion in this proxy statement/prospectus is qualified in its entirety by reference to the full text of Credit Suisse’s written opinion, which is included as Annex C to this proxy statement/prospectus and sets forth the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Credit Suisse in preparing its opinion. However, neither Credit Suisse’s written opinion nor the summary of its opinion and the related analyses set forth in this proxy statement/prospectus are intended to be, and they do not constitute, advice or a recommendation to any holder of Micrel common stock as to how such holder should vote or act on any matter relating to the merger including, without limitation, whether such holder should elect to receive the cash consideration or the stock consideration for their shares of Micrel common stock in the merger.

In arriving at its opinion, Credit Suisse:

•	reviewed a draft, dated May 6, 2015, of the merger agreement and certain publicly available business and financial information relating to Micrel and Microchip;

•	reviewed certain other information relating to Micrel, including financial forecasts relating to Micrel for the fiscal years ending December 31, 2015 through December 31, 2018 prepared by and provided to Credit Suisse by the management of Micrel (the “Micrel Projections”);

•	reviewed certain other information relating to Microchip, including certain publicly available research analyst estimates relating to the future financial performance of Microchip for the fiscal quarter ended March 31, 2015 and the fiscal year ended March 31, 2016 reviewed and discussed with Credit Suisse by the management of Microchip (the “Analyst Estimates for Microchip”);

•	spoke with the managements of Micrel and Microchip regarding the business and prospects of Micrel and Microchip;

•	considered certain financial and stock market data of Micrel and Microchip, and compared that data with similar data for other companies with publicly traded equity securities in businesses Credit Suisse deemed similar to those of Micrel and Microchip, respectively;

•	considered, to the extent publicly available, the financial terms of certain other business combinations and other transactions which had been effected or announced; and

•	considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which Credit Suisse deemed relevant.

In connection with its review Credit Suisse did not independently verify any of the foregoing information, and Credit Suisse assumed and relied upon such information being complete and accurate in all respects. With respect to the Micrel Projections that Credit Suisse used and relied upon for purposes of its analyses and opinion, although Micrel’s actual financial performance and results had raised concerns among members of the Micrel’s Board of Directors and management regarding whether Micrel would be able to achieve the Micrel Projections, the Micrel Board of Directors confirmed to Credit Suisse that it believed that the Micrel Projections were a reasonable basis on which to evaluate Micrel and the proposed merger and directed Credit Suisse to use and rely upon the Micrel Projections for purposes of Credit Suisse’s analyses and opinion. With respect to the Analyst Estimates for Microchip that Credit Suisse used and relied upon for purposes of Credit Suisse’s analyses and opinion, management of Microchip advised Credit Suisse and Credit Suisse assumed that such Analyst Estimates for Microchip represented reasonable estimates and judgments as to the future financial performance of Microchip and, at the direction of management of Micrel, Credit Suisse assumed that the Analyst Estimates for Microchip were a reasonable basis on which to evaluate Microchip and the proposed merger and Credit Suisse used and relied upon such information for purposes of Credit Suisse’s analyses and opinion. Credit Suisse expressed no view or opinion with respect to the Micrel Projections, the Analyst Estimates for Microchip or the assumptions upon which they were based. Credit Suisse also assumed, with Micrel’s consent, that, in the course of obtaining any regulatory or third party consents, approvals or agreements in connection with the merger or the second merger, no delay, limitation, restriction or condition would be imposed that would have an adverse effect on Micrel, Microchip or the contemplated benefits of the merger and the second merger that would be material to Credit Suisse’s analyses or opinion. With Micrel’s consent Credit Suisse also assumed that the merger and the second merger would be consummated in compliance with all applicable laws and regulations and in accordance with the terms of the merger agreement, without waiver, modification or amendment of any term, condition or agreement thereof that was material to Credit Suisse’s analyses or opinion. In addition, Credit Suisse relied, without independent verification, on the assessments of the managements of Micrel and Microchip as to (i) Microchip’s ability to retain key employees of Micrel and Microchip after giving effect to the merger, (ii) the strategic benefits of the merger, (iii) the validity of, and risks associated with the existing intellectual property, technology, products and services of Micrel and Microchip, (iv) Microchip’s ability to integrate the businesses of Micrel and Microchip and (v) the marketability, commercial viability and market adoption of Micrel’s and Microchip’s current and future products after giving effect to the merger. Micrel advised Credit Suisse and for purposes of Credit Suisse’s analyses and opinion Credit Suisse assumed that, for U.S. federal income tax purposes, the merger would qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. In addition, Credit Suisse was not requested to make, and did not make, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Micrel or Microchip, nor was Credit Suisse furnished with any such evaluations or appraisals. With Micrel’s consent Credit Suisse also assumed that the final form of the merger agreement, when executed by the parties thereto, would conform to the draft reviewed by Credit Suisse in all respects material to Credit Suisse’s analyses and opinion.

Credit Suisse’s opinion only addressed the fairness, from a financial point of view, to the holders of Micrel common stock of the merger consideration to be received by holders of Micrel common stock in the merger pursuant to the merger agreement in the manner set forth above and did not address any other aspect or implication (financial or otherwise) of the merger, the merger agreement or any other agreement, arrangement or understanding entered into in connection therewith or otherwise, including, without limitation, any agreements between Microchip and its affiliates and shareholders of Micrel relating to the merger or otherwise, the form and structure of the merger and the merger consideration, the second merger, the financing of the cash consideration, or the fairness of the amount or nature of, or any other aspect relating to, any compensation or consideration to be received or otherwise payable to any officers, directors, employees, security holders or affiliates of any party to the merger, or class of such persons, relative to the merger consideration or otherwise. Furthermore, Credit Suisse did not express any advice or opinion regarding matters that required legal, regulatory, accounting, insurance, intellectual property, tax, environmental, executive compensation or other similar professional advice. Credit Suisse assumed that Micrel had or would obtain such advice or opinions from appropriate professional sources. The issuance of Credit Suisse’s opinion was approved by an authorized internal committee of Credit Suisse.

Credit Suisse’s opinion was necessarily based upon information made available to Credit Suisse as of the date of Credit Suisse’s opinion and financial, economic, market and other conditions as they existed and could be evaluated on that date. Credit Suisse did not undertake, and is under no obligation, to update, revise, reaffirm or withdraw its opinion, or otherwise comment on or consider events occurring or coming to Credit Suisse’s attention after the date of Credit Suisse’s opinion. Credit Suisse’s opinion did not address the relative merits of the merger as compared to alternative transactions or strategies that might be available to Micrel, nor did Credit Suisse’s opinion address the underlying business decision of the Micrel Board of Directors or Micrel to proceed with or effect the merger. Credit Suisse did not express any opinion as to what the value of shares of Microchip common stock actually would be when issued pursuant to the merger or the price or range of prices at which shares of Microchip common stock or Micrel common stock might be purchased or sold at any time. Credit Suisse assumed that the shares of Microchip common stock to be issued to the holders of Micrel common stock in the merger would be approved for listing on NASDAQ prior to the consummation of the merger.

In preparing its opinion to the Micrel Board of Directors, Credit Suisse performed a variety of analyses, including those described below. The summary of Credit Suisse’s financial analyses is not a complete description of the analyses underlying Credit Suisse’s opinion. The preparation of such an opinion is a complex process involving various quantitative and qualitative judgments and determinations with respect to the financial, comparative and other analytic methods employed and the adaptation and application of those methods to the unique facts and circumstances presented. As a consequence, neither Credit Suisse’s opinion nor the analyses underlying its opinion are readily susceptible to partial analysis or summary description. Credit Suisse arrived at its opinion based on the results of all analyses undertaken by it and assessed as a whole and did not draw, in isolation, conclusions from or with regard to any individual analysis, analytic method or factor. Accordingly, Credit Suisse believes that its analyses must be considered as a whole and that selecting portions of its analyses, analytic methods and factors, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying its analyses and opinion.

In performing its analyses, Credit Suisse considered business, economic, industry and market conditions, financial and otherwise, and other matters as they existed on, and could be evaluated as of, the date of its opinion. No company, business or transaction used in Credit Suisse’s analyses for comparative purposes is identical to Micrel, Microchip or the proposed merger. While the results of each analysis were taken into account in reaching its overall conclusion with respect to fairness, Credit Suisse did not make separate or quantifiable judgments regarding individual analyses. The reference ranges indicated by Credit Suisse’s financial analyses are illustrative and not necessarily indicative of actual values nor predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, any analyses relating to the value of assets, businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold, which may depend on a variety of factors, many of which are beyond Micrel’s control and the control of Credit Suisse. Much of the information used in, and accordingly the results of, Credit Suisse’s analyses are inherently subject to substantial uncertainty.

Credit Suisse’s opinion and analyses were provided to the Micrel Board of Directors (in its capacity as such) in connection with its consideration of the proposed merger and were among many factors considered by the Micrel Board of Directors in evaluating the proposed merger. Neither Credit Suisse’s opinion nor its analyses were determinative of the cash consideration or the stock consideration or of the views of the Micrel Board of Directors with respect to the proposed merger. Under the terms of its engagement by Micrel, neither Credit Suisse’s opinion nor any other advice or services rendered by it in connection with the proposed merger or otherwise, should be construed as creating, and Credit Suisse should not be deemed to have, any fiduciary duty to the Micrel Board of Directors, Micrel, Microchip, any security holder or creditor of Micrel or Microchip or any other person, regardless of any prior or ongoing advice or relationships.

The following is a summary of certain financial analyses reviewed by Credit Suisse with the Micrel Board of Directors in connection with the rendering of its opinion to the Micrel Board of Directors on May 7, 2015. The summary does not contain all of the financial data that holders of Micrel common stock may want or need for purposes of making an independent determination of fair value. Holders of Micrel common stock are encouraged to consult their own financial and other advisors before making any investment decision in connection with the proposed merger. The analyses summarized below include information presented in tabular format. The tables alone do not constitute a complete description of the analyses. Considering the data in the tables below without considering the full narrative description of the analyses, as well as the methodologies underlying, and the assumptions, qualifications and limitations affecting, each analysis, could create a misleading or incomplete view of Credit Suisse’s analyses.

For purposes of its analyses, Credit Suisse reviewed a number of financial metrics including:

•	Enterprise Value (“EV”)—generally the value as of a specified date of the relevant company’s outstanding equity securities (taking into account its options and other outstanding convertible securities) plus the value as of such date of its net debt (the value of its outstanding indebtedness, preferred stock, non-controlling interests and capital lease obligations less the amount of cash and equivalents on its balance sheet).

•	Non-GAAP Earnings Per Share (“EPS”)—generally earnings per share on a GAAP basis, adjusted to exclude the impact of stock-based compensation, amortization of acquisition intangibles and non-recurring items.

Unless the context indicates otherwise, estimates of future financial performance of Micrel were based on the Micrel Projections.

Credit Suisse noted that based on the implied value of the stock consideration of $14.00 per share of Micrel common stock and the Micrel Projections, the merger consideration implied a 2015E enterprise value/revenue multiple of 2.8x, a 2016E enterprise value/revenue multiple of 2.5x, a 2015E Share price/EPS multiple of 28.5x and a 2016E Share price/EPS multiple of 20.3x.

Micrel

Selected Companies Analysis

Credit Suisse considered certain financial data for Micrel and selected companies with publicly traded equity securities Credit Suisse deemed relevant. The selected companies were selected because they were deemed to be similar to Micrel in one or more respects. Estimates of financial performance for the selected companies listed below for the calendar years ending December 31, 2015 and 2016 were based on publicly available equity research analyst and I/B/E/S consensus estimates for those companies.

The financial data reviewed included:

•	Enterprise Value as a multiple of estimated revenue for the year ended December 31, 2015, or “2015E Revenue”;

•	Enterprise Value as a multiple of estimated revenue for the year ended December 31, 2016, or “2016E Revenue”;

•	Share price as a multiple of estimated EPS for the year ended December 31, 2015, or “2015E EPS”;

•	Share price as a multiple of estimated EPS for the year ended December 31, 2016, or “2016E EPS”;

The primary selected companies and corresponding financial data as of May 6, 2015 were:

	EV /		Share price /
	2015E revenue	2016E revenue	2015E EPS	2016E EPS
Microsemi Corporation	2.9x	2.7x	11.6x	10.0x
Intersil Corporation Class A	2.8x	2.6x	18.0x	15.9x
Semtech Corporation	2.9x	2.8x	14.9x	13.0x
Power Integrations, Inc.	3.8x	3.4x	22.6x	18.7x
Exar Corporation	2.2x	NA	18.6x	NA

NA means “Not Available”

The secondary selected companies and corresponding financial data as of May 6, 2015 were:

	EV /		Share price /
	2015E revenue	2016E revenue	2015E EPS	2016E EPS
Linear Technology Corporation	6.6x	6.2x	18.8x	17.6x
Maxim Integrated Products, Inc.	3.8x	3.6x	17.5x	15.1x
Monolithic Power Systems, Inc.	6.1x	5.4x	27.4x	22.7x
Applied Micro Circuits Corporation	2.4x	2.1x	NM	NM

NM means not meaningful because earnings were either negative or so low that they resulted in share price / EPS multiples of over 50x

The selected companies were selected because they were, based on Credit Suisse’s experience and judgment, deemed to be similar to Micrel in one or more respects, including the nature of their business, size, diversification and financial performance. Based on Credit Suisse’s experience and judgment, the primary selected companies were deemed to be more similar to Micrel than the secondary selected companies. No specific numeric or other similar criteria were used to select the selected companies, and all criteria were evaluated in their entirety without application of definitive qualifications or limitations to individual criteria. Credit Suisse identified a sufficient number of companies for purposes of its analysis but may not have included all companies that might be deemed comparable to Micrel.

Taking into account the results of the selected companies analysis, Credit Suisse applied multiple ranges of 2.2x to 3.0x to Micrel’s 2015E Revenue and 2.2x to 2.8x to Micrel’s 2016E Revenue based on the Micrel Projections. The selected companies analysis indicated an implied reference range of $11.45 to $15.16 per share of Micrel common stock, as compared to the cash consideration of $14.00 per share of Micrel common stock and the implied value of the stock consideration of $14.00 per share of Micrel common stock. Credit Suisse noted that the implied reference range of $11.45 to $15.16 per share of Micrel common stock indicated by the selected companies analysis implied a Share price/2015E EPS multiple range of 23.3x to 30.9x and a Share price/2016E EPS multiple range of 16.6x to 21.9x, respectively.

Selected Transactions Analysis

Credit Suisse also considered the financial terms of certain business combinations and other transactions that Credit Suisse deemed relevant. The selected transactions were selected because the target companies were deemed to be similar to Micrel in one or more respects. The financial data reviewed included the implied Enterprise Value (the consideration proposed to be paid in the selected transactions as of the date of announcement) as a multiple of Revenue for the last twelve months, or “LTM Revenue”, the implied Enterprise Value as a multiple of Revenue for the next twelve months, or “NTM Revenue”, the implied Share price as a multiple of EPS for the last twelve months, or “LTM EPS” and the implied Share price as a multiple of EPS for the next twelve months, or “NTM EPS”. Unless the context indicates otherwise, the value of the consideration paid was calculated on an enterprise value basis based on the value of the consideration proposed to be paid in each of the selected transactions as of the date of announcement. Micrel’s revenue for the third fiscal quarter of 2014 included adjustments by Micrel management to reflect changes in Micrel’s accounting for revenue recognition.

The selected transactions and corresponding financial data were:

Date Announced	Acquiror	Target	EV /		Share price /
			LTM Revenue	NTM Revenue	LTM EPS	NTM EPS
Primary
03/18/15	Microsemi Corporation	Vitesse Semiconductor Corporation	3.5x	3.2x	NM	NM
01/27/15	Lattice Semiconductor Corporation	Silicon Image, Inc.	1.7x	1.9x	25.0x	31.0x
06/23/14	Avago Technologies Limited	PLX Technology, Inc.	2.8x	2.4x	28.2x	20.8x
04/29/14	Cirrus Logic, Inc.	Wolfson Microelectronics plc	2.9x	2.5x	NM	27.7x
02/10/14	Microchip Inc.	Supertex, Inc.	3.6x	3.4x	31.0x	35.9x
08/15/13	Maxim Integrated Products, Inc.	Volterra Semiconductor Corporation	2.9x	3.1x	21.8x	24.6x
01/23/12	Semtech Corporation	Gennum Corporation	3.5x	2.9x	20.2x	14.5x
09/22/11	Microsemi Corporation	Zarlink Semiconductor Inc.	2.4x	2.1x	20.7x	12.3x
Secondary
10/15/14	Qualcomm Incorporated	CSR plc	2.1x	2.8x	39.1x	26.1x
08/20/14	Infineon Technologies AG	International Rectifier Corporation	2.2x	2.0x	30.0x	25.3x
06/09/14	Analog Devices, Inc.	Hitite Microwave Corporation	7.3x	6.6x	31.5x	28.3x
05/20/14	Cobham plc	Aeroflex Holding Corp.	2.3x	2.2x	17.0x	15.7x
02/24/14	RF Micro Devices, Inc.	TriQuint Semiconductor, Inc.	1.8x	1.7x	NM	19.1x
12/16/13	Avago Technologies Limited	LSI Corporation	2.5x	2.5x	17.0x	16.6x
11/05/13	M/A-COM Technology	Mindspeed Technologies, Inc.	1.7x	1.7x	36.2x	NM
10/21/13	Microsemi Corporation	Symmetricom, Inc.	1.2x	1.2x	41.2x	24.1x
07/27/12	Apple Inc.	AuthenTec, Inc.	4.9x	4.6x	NM	NM
05/02/12	Microchip Inc.	Standard Microsystems Corporation	1.9x	1.8x	33.9x	21.0x
11/30/11	Skyworks Solutions Inc.	Advanced Analogic Technologies, Inc.	2.1x	2.2x	NM	NM
09/12/11	Broadcom Corporation	NetLogic Microsystems, Inc.	9.2x	8.1x	28.9x	30.5x
04/04/11	Texas Instruments Incorporated	National Semiconductor	4.3x	4.2x	16.3x	17.2x
02/22/11	Gold Holdings, Inc.	Conexant Systems, Inc.	1.3x	1.5x	12.7x	NM
02/21/11	CSR plc	Zoran Corporation	1.0x	0.9x	NM	NM
01/05/11	Qualcomm Incorporated	Atheros Communications, Inc.	3.3x	3.2x	18.1x	22.1x

NM means not meaningful because earnings were either negative or so low that they resulted in share price / EPS multiples of over 50x

The selected transactions were selected because the target companies in the selected transactions were, based on Credit Suisse’s experience and judgment, deemed to be similar to Micrel in one or more respects, including the nature of their business, size, diversification and financial performance. The target companies in the primary selected transactions were deemed to be more similar to Micrel than the target companies in the secondary selected transactions. No specific numeric or other similar criteria were used to select the selected transactions, and all criteria were evaluated in their entirety without application of definitive qualifications or limitations to individual criteria. Credit Suisse identified a sufficient number of transactions for purposes of its analysis but may not have included all transactions that might be deemed comparable to the merger.

Taking into account the results of the selected transactions analysis, Credit Suisse applied a multiple range of 2.9x to 3.5x to Micrel’s LTM Revenue as of March 31, 2015 and a multiple range of 2.7x to 3.2x to Micrel’s NTM Revenue based on the Micrel Projections. The selected transactions analysis indicated an implied reference range of $13.28 to $16.25 per share of Micrel common stock, as compared to the cash consideration of $14.00 per share of Micrel common stock and the implied value of the stock consideration of $14.00 per share of Micrel common stock. Credit Suisse noted that the implied reference range of $13.28 to $16.25 per share of Micrel common stock indicated by the selected transactions analysis implied a Share price/LTM EPS multiple range of 40.6x to 49.7x and a Share price/NTM EPS multiple range of 23.8x to 29.2x, respectively.

Discounted Cash Flow Analysis

Credit Suisse also performed a discounted cash flow analysis of Micrel by calculating the estimated net present value of the projected after-tax, unlevered, free cash flow of Micrel based on the Micrel Projections. Based on Credit Suisse’s experience and judgment, Credit Suisse applied a range of terminal value multiples of 2.0x to 3.0x to Micrel’s estimated 2018E Revenue. For purposes of the discounted cash flow analyses, stock based compensation was treated as a cash expense. The estimated net present value of the projected future cash flow and terminal values were then calculated using discount rates ranging from 7.50% to 10.00% taking into account Credit Suisse’s estimate of Micrel’s weighted average cost of capital.

The discounted cash flow analysis indicated an implied reference range per share of Micrel common stock of $11.95 to $17.13, as compared to the cash consideration of $14.00 per share of Micrel common stock and the implied value of the stock consideration of $14.00 per share of Micrel common stock.

Microchip

Selected Companies Analysis

Credit Suisse considered certain financial data for Microchip and selected companies with publicly traded equity securities Credit Suisse deemed relevant. The selected companies were selected because they were, based on Credit Suisse’s experience and judgment, deemed to be similar to Microchip in one or more respects. No specific numeric or other similar criteria were used to select the selected companies, and all criteria were evaluated in their entirety without application of definitive qualifications or limitations to individual criteria. Credit Suisse identified a sufficient number of companies for purposes of its analysis but may not have included all companies that might be deemed comparable to Microchip. Estimates of financial performance for Microchip and the selected companies listed below for the calendar years ending December 31, 2015 and 2016 were based on publicly available equity research analyst and I/B/E/S consensus estimates for those companies.

The financial data reviewed included:

•	Enterprise Value as a multiple of 2015E Revenue;

•	Enterprise Value as a multiple of 2016E Revenue;

•	Share price as a multiple of 2015E EPS;

•	Share price as a multiple of 2016E EPS;

The selected companies and corresponding financial data as of May 6, 2015 were:

	EV /		Share price /
	2015E revenue	2016E revenue	2015E EPS	2016E EPS
Texas Instruments Incorporated	4.5x	4.3x	18.6x	17.3x
Avago Technologies Limited	5.2x	4.8x	13.6x	13.2x
NXP Semiconductors NV	4.4x	4.0x	16.9x	14.9x
Analog Devices, Inc.	5.3x	5.0x	19.4x	17.6x
Linear Technology Corporation	6.6x	6.2x	18.8x	17.6x
Maxim Integrated Products, Inc.	3.8x	3.6x	17.5x	15.1x

Based on publicly available equity research analyst and I/B/E/S consensus estimates, the corresponding multiples for Microchip were:

	EV /		Share price /
	2015E revenue	2016E revenue	2015E EPS	2016E EPS
Microchip Technology	4.7x	4.4x	16.3x	14.8x

Other Matters

Micrel retained Credit Suisse as its financial advisor in connection with the proposed merger. Micrel selected Credit Suisse based on Credit Suisse’s experience and reputation and Credit Suisse’s knowledge of Micrel and its industry. Credit Suisse is an internationally recognized investment banking firm and is regularly engaged in the evaluation of businesses and securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. Credit Suisse will receive a transaction fee currently estimated to be approximately $5.2 million for its services as financial advisor to Micrel in connection with the merger, $750,000 of which became payable to Credit Suisse upon the rendering of its opinion to the Micrel Board of Directors and the balance of which is contingent upon completion of the merger. In addition, Micrel has agreed to reimburse certain of Credit Suisse’s expenses and to indemnify Credit Suisse and certain related parties for certain liabilities and other items arising out of or related to its engagement.

Credit Suisse and its affiliates have provided other financial advice and services, and may in the future provide financial advice and services, to Microchip, Micrel and their respective affiliates for which Credit Suisse and its affiliates have received, and would expect to receive, compensation including, during the past two years, having been engaged in 2014 as Micrel’s financial advisor in connection with Micrel’s preparations for responding to shareholder activism for which services Micrel agreed to pay Credit Suisse $350,000 of which $100,000 was payable by Micrel in 2014 and the balance is payable on the date of Micrel’s 2015 annual meeting of shareholders. Credit Suisse is a full service securities firm engaged in securities trading and brokerage activities as well as providing investment banking and other financial services. In the ordinary course of business, Credit Suisse and its affiliates may acquire, hold or sell, for its and its affiliates’ own accounts and the accounts of customers, any currency or commodity that may be involved in the merger and equity, debt and other securities and financial instruments (including bank loans and other obligations) of Micrel, Microchip and any other company that may be involved in the merger, as well as provide investment banking and other financial services to such companies and their affiliates. Excluding shares held for the accounts of customers, as of the date of its opinion Credit Suisse owned less than 1% of the outstanding shares of Microchip common stock.

Certain Micrel Prospective Financial Information

Micrel does not, as a matter of course, make public long-term projections as to future performance or other prospective financial information beyond the current fiscal year, and Micrel is especially wary of making projections for multiple years due to the unpredictability of the underlying assumptions and estimates. However, on November 20, 2014 in connection with their review of strategic alternatives, Micrel’s management prepared and provided certain non-public, internal financial projections regarding Micrel’s future operations for fiscal years 2015 through 2017 to the Micrel Board of Directors and Credit Suisse in connection with its evaluation of the merger and certain strategic alternatives and Credit Suisse was authorized to use such information for purposes of its financial analyses with respect to Micrel and the merger. These projections were also provided to Microchip and other potential acquirors after these parties entered into confidentiality agreements with Micrel. Micrel has included below a summary of these projections for the purpose of providing shareholders and investors access to certain non-public information that was furnished to certain parties in connection with the merger, and such information may not be appropriate for other purposes, and is not included to influence your decision to vote for the adoption of the merger agreement. However, it is important to note that Micrel’s results for the first quarter of 2015 fell short of the below projections and management has expressed serious concerns about the ability of Micrel to achieve the projections in the short and long-term. With that in mind, the Micrel Board of Directors considered these projections for purposes of evaluating the merger.

These internal financial projections were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with published guidelines of the SEC, GAAP or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentations of financial projections. The prospective financial information included in this proxy statement/prospectus has been prepared by, and is the responsibility of, Micrel’s management. Neither Micrel’s independent registered public accounting firms or any other independent registered public accounting firms have examined, compiled or performed any procedures with respect to these internal financial forecasts and, accordingly, do not express an opinion or any other form of assurance with respect thereto. The reports of independent registered public accounting firms incorporated by reference in this proxy statement/prospectus relate to the historical financial information of Micrel. They do not extend to the prospective financial information and should not be read to do so.

While presented with numeric specificity, these internal financial projections were based on numerous variables and assumptions (including, but not limited to, the assumption that Micrel would not engage in any acquisitions or change its manufacturing model and other assumptions related to industry performance and competition and general business, economic, market and financial conditions and additional matters specific to Micrel’s businesses) that are inherently subjective and uncertain and are beyond the control of Micrel’s management. Important factors that may affect actual results and cause these internal financial projections to not be achieved include, but are not limited to, risks and uncertainties relating to Micrel’s business (including its ability to achieve strategic goals, objectives and targets over applicable periods), industry performance, general business and economic conditions and other factors described in the sections entitled “Special Note Regarding Forward-Looking Statements” and “Risk Factors”. These internal financial projections also reflect numerous variables, expectations and assumptions available at the time they were prepared as to certain business decisions that are subject to change. As a result, actual results may differ materially from those contained in these internal financial projections. Accordingly, there can be no assurance that the projected results summarized below will be realized.

The inclusion of a summary of these internal financial projections in this proxy statement/prospectus should not be regarded as an indication that any of Micrel, Microchip or their respective officers, directors, affiliates, advisors or other representatives considered these internal financial projections to necessarily be predictive of actual future events, and these internal financial projections should not be relied upon as such nor should the information contained in these internal financial projections be considered appropriate for other purposes. None of Micrel, Microchip or their respective officers, directors, affiliates, advisors or other representatives can give you any assurance that actual results will not differ materially from these internal financial projections. Micrel undertakes no obligation to update or otherwise revise or reconcile these internal financial projections to reflect circumstances existing after the date these internal financial projections were generated or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying these projections are shown to be in error. Since the projections cover multiple years, such information by its nature becomes less predictive with each successive year.

Micrel has not made and makes no representation to Microchip or any shareholder in the merger agreement or otherwise, concerning these internal financial projections or regarding Micrel’s ultimate performance compared to the information contained in these internal financial projections or that the projected results will be achieved. The below projections do not give effect to the merger. Micrel urges all shareholders to review Micrel’s most recent SEC filings for a description of Micrel’s reported financial results.

Micrel Standalone Business Projections

The following is a summary of the unaudited Micrel prospective financial information for fiscal years ended 2015 through 2017 prepared by Micrel’s management (the “Micrel standalone business projections”), based solely on the information available at that time to Micrel’s management. The Micrel standalone business projections were prepared by Micrel’s management during October and November 2014 at the request of the Micrel Board of Directors in connection with Micrel’s strategic review process and finalized on November 20, 2014. The Micrel standalone business projections were provided to the Micrel Board of Directors and Credit Suisse.

Annual

	Year Ended December 31,
	2015E	2016E	2017E
	(in millions, except per share data and percentages)
Net revenues	$265,000	$292,038	$332,468
Gross profit	142,338	161,491	191,112
Gross margin	53.7%	55.3%	57.5%
Total operating expenses	110,170	113,825	117,933
Income from operations	32,168	47,666	73,179
Net income	21,169	31,243	47,826
Net income per share ($/share) (diluted) (1)	0.37	0.56	0.87
Non-GAAP income per share ($/share) (diluted) (1) (2)	0.49	0.69	1.01

(1)	Calculated based on the following number of shares (in thousands): 2015E – 56,800; 2016E – 55,900; 2017E – 55,100
(2)	Non-GAAP income per share (diluted) adds the following to Net income per share (diluted): share-based compensation included in cost of revenue, research and development and selling, general and administrative, amortization of acquisition related intangible assets and tax effects of adjustments to GAAP income.

Management also provided its expectations of revenues for the fiscal year ended 2018 of $355.74 million.

Quarterly

	Three Months Ended
	March 31, 2015E	June 30, 2015E	September 30, 2015E	December 31, 2015E	March 31, 2016E
	(in millions, except per share data and percentages)
Net revenues	$60,300	$63,600	$71,100	$70,000	$70,359
Gross profit	31,204	33,968	39,026	38,140	38,461
Gross margin	51.7%	53.4%	54.9%	54.5%	54.7%
Total operating expenses	27,393	27,600	27,805	27,372	28,470
Income from operations	3,811	6,368	11,221	10,768	9,991
Net income	2,542	4,204	7,359	7,064	6,559
Net income per share ($/share) (diluted)	0.04	0.07	0.13	0.13	0.12
Non-GAAP income per share ($/share) (diluted) (1) (2)	0.07	0.10	0.16	0.16	0.15

(1)	Calculated based on the following number of shares (in thousands): March 31, 2015E – 57,200; June 30, 2015E – 57,000; September 30, 2015E – 56,800; December 31, 2015E – 56,300

(2)	Non-GAAP income per share (diluted) adds the following to Net income per share (diluted): share-based compensation included in cost of revenue, research and development and selling, general and administrative, amortization of acquisition related intangible assets and tax effects of adjustments to GAAP income.

Interests of Micrel’s Directors and Executive Officers in the Merger

Shareholders should be aware that Micrel’s executive officers and directors have agreements or arrangements that may provide them with interests that may differ from, or be in addition to, those of shareholders generally. In particular, as further described below, (i) all unvested equity awards held by non-employee members of the Micrel Board of Directors will accelerate in full upon the consummation of the merger, and (ii) Micrel’s executive officers are entitled to certain benefits if they are involuntarily terminated without cause or are constructively terminated within certain periods following the consummation of the merger.

The Micrel Board of Directors was aware of these agreements and arrangements during its deliberations of the merits of the merger agreement and in determining the recommendation set forth herein.

Current Executive Officers and Directors

Micrel’s executive officers and directors as of the date hereof are:

Raymond D. Zinn	President, Chief Executive Officer and Chairman of the Board of Directors
John E. Bourgoin	Director
Daniel Heneghan	Director
Robert R. Herb	Director
Neil J. Miotto	Director
Frank W. Schneider	Director
Robert DeBarr	Chief Financial Officer, Vice President of Finance and Human Resources
James G. Gandenberger	Vice President of Worldwide Operations & Foundry Business
Mansour Izadinia	Senior Vice President
Rami Kanama	Vice President of Timing and Communications
Jung-Chen Lin	Vice President of LAN Solutions
David Schwartz	Vice President of Worldwide Sales
Colin Sturt	Vice President of Corporate Development, General Counsel and Corporate Secretary

Change in Control Agreements with Executive Officers

In 2014, the compensation committee of Micrel approved a new standardized form of change in control agreement for its officers, including Micrel’s executive officers. The form of agreement and benefits thereunder were established by Micrel’s compensation committee after review of similar types of arrangements at similarly situated companies in the semiconductor industry. Each of Micrel’s named executive officers entered into this new form of agreement during 2014, except for Mr. Izadinia who elected to maintain his previously existing agreement. Accordingly, Micrel’s executive officers (except Mr. Izadinia, whose agreement is described below) have change in control agreements whereby if they are subject to constructive termination or termination without cause during a change of control period, they are entitled, subject to executing and not revoking a general release of claims, to certain benefits. These include:

(i)	a cash lump sum, less applicable withholdings, equal to a number of months (24 months for Mr. Zinn and 12 months for other executive officers) of his base salary then in effect or in effect immediately prior to the change of control, whichever is higher;

(ii)	a cash lump sum, less applicable withholdings, equal to his target annual bonus then in effect or in effect immediately prior to the change of control, whichever is higher;

(iii)	payment or reimbursement of 12 months of healthcare coverage premiums; and

(iv)	accelerated vesting of all of his outstanding equity awards, including stock options and restricted stock units, including those that will be assumed by Microchip as described below in “The Merger Agreement—Treatment of Micrel Equity Awards”.

The consummation of the merger will constitute a change in control under the change in control agreements.

For the purposes of these agreements, a change of control period means the period of time commencing on the earliest of (i) the date Micrel Board of Directors approves either a letter of intent or a term sheet that contemplates one or more transactions that, if completed, would constitute a change of control, (ii) the date that a proposed transaction with Micrel which, if completed, would constitute a change of control is publicly announced or (iii) the date that is six months prior to a change in control; and ending on the 12-month anniversary of the date of a change in control.

They will also have to abide by certain confidentiality and non-solicitation restrictive covenants to receive the above severance and change in control benefits.

For purposes of these agreements, “cause” means:

•	theft, dishonesty or falsification of any employment or company records;

•	malicious or reckless disclosure of our confidential or proprietary information;

•	commission of any immoral or illegal act or any gross or willful misconduct where Micrel Board of Directors reasonably determines that such act or misconduct has (a) seriously undermined the ability of Micrel Board of Directors or Micrel’s management to entrust them with important matters or otherwise work effectively with them, (b) contributed to Micrel’s loss of significant revenues or business opportunities; or (c) significantly and detrimentally affected Micrel or any of its subsidiaries’ business or reputation; or

•	the failure or refusal to follow the reasonable and lawful directives of the Micrel Board of Directors or Micrel’s Chief Executive Officer, provided such failure or refusal continues after their receipt of reasonable notice in writing of such failure or refusal and an opportunity to correct the problem.

For purposes of these agreements, “constructive termination” generally means resignation from employment after the occurrence, without their written consent, of any of the following conditions as long as the condition continues more than 30 days following their written notice of such condition that is provided to the company, within 90 days of the first occurrence of the condition, and their resignation is effective within 60 days following such notice period:

•	a material adverse change in either reporting structure applicable to them or their title, function, job responsibilities or duties, taking into account the company’s size, status as a public company and capitalization as of the date they entered into the agreements;

•	a reduction in their base salary or target bonus of more than 15 percent except in connection with a reduction in base salary affecting all senior management employees in substantially the same proportions;

•	material relocation of their office to a place more than 20 miles from its then present location, except required travel on the company’s business; or

•	Micrel’s failure to obtain an agreement from its successor to assume and agree to perform their agreements in the same manner and to the same extent that Micrel would be required to perform if no succession had taken place.

If Mr. Izadinia is subject to constructive termination or termination without cause (both defined in similar ways as described above) within 12 months after a change in control, Mr. Izadinia is entitled, subject to executing and not revoking a general release of claims, to (i) a cash lump sum, less applicable withholdings, equal to 12 months of his base salary then in effect, (ii) a cash lump sum, less applicable withholdings, equal to an estimated prorated share of his target annual bonus at the rate then in effect, provided that such prorated bonus shall not be more than 70% of his base salary then in effect and (iii) payment or reimbursement of 12 months of healthcare coverage premiums.

Furthermore, immediately prior to a change in control, each of Mr. Izadinia’s outstanding equity awards, including stock options and restricted stock units, would vest and become exercisable with respect to the number of shares that would have vested in the 24 months following the change in control. Such acceleration would not apply to his performance-based option award vesting.

Retention Bonuses

In connection with the merger, and in consideration of their sustained commitment and dedication to Micrel during the process leading to the merger and to encourage retention to assist with integration after the merger, certain of Micrel’s senior executives entered into retention letters with Micrel pursuant to which each executive is eligible to receive a lump sum cash retention bonus (6 months salary, but as for Messrs. Sturt and DeBarr, 12 months salary) on the earlier to occur of December 31, 2015 and the three-month anniversary of the consummation of the merger, subject to the executive’s continued employment through the applicable payment date (or upon an earlier termination without cause). The following executive officers are eligible to receive the following retention bonuses:

Name	Retention Bonuses
Robert DeBarr	$278,100
James G. Gandenberger	$147,439
Mansour Izadinia	$195,056
Rami Kanama	$131,660
Jung-Chen Lin	$134,470
David Schwartz	$148,270
Colin Sturt	$254,871

In addition, an aggregate of approximately $1.3 million in retention bonuses for non-executive employees has been approved.

Equity Awards Held by Non-Employee Directors

Micrel’s non-employee directors receive equity awards under Micrel’s director compensation program. Under Micrel’s Non-Employee Director Equity Compensation Policy, all unvested equity awards held by the non-employee directors immediately prior to consummation of the merger will become fully vested.

Consideration Payable for Shares Held Pursuant to the Merger

The executive officers and directors of Micrel who hold shares at closing will be eligible to receive the same merger consideration as the other Micrel shareholders. The executive officers and directors of Micrel held, in the aggregate, 12,073,803 shares of Micrel common stock (or approximately 21.2% of all outstanding shares) as of April 30, 2015, excluding shares issuable upon exercise of options to purchase shares, which are discussed below.

The table below sets forth the number of shares held by the executive officers and directors of Micrel as of April 30, 2015, excluding shares issuable upon exercise of options to purchase shares, and the value (at $14.00 per share) they would receive for those shares upon consummation of the merger.

Name	Number of Shares Owned	Consideration for Shares Owned (1)
Executive Officers
Raymond D. Zinn	11,810,857	$165,351,998
Robert E. DeBarr	12,915	180,810
James G. Gandenberger	26,425	369,950
Mansour Izadinia	31,103	435,442
Rami Kanama	11,228	157,192
Jung-Chen Lin	51,739	724,346
David Schwartz	21,627	302,778
Colin Sturt	7,409	103,726
Non-Employee Directors
John E. Bourgoin	5,000	70,000
Daniel Heneghan	20,000	280,000
Robert R. Herb	—	—
Neil J. Miotto	22,500	315,000
Frank W. Schneider	53,000	742,000
All Executive Officers and Directors as a Group (13 persons)	12,073,803	169,033,242

(1)	The form of consideration that each holder will receive will be determined by such holder’s election and subject to the proration provisions of the merger agreement.

The above table does not reflect acquisitions and dispositions of shares by executive officers or directors subsequent to April 30, 2015.

Consideration Payable for Vested Equity Awards Pursuant to the Merger

As described below under “The Merger Agreement—Treatment of Micrel Equity Awards”, the merger agreement provides that, at the effective time of the merger, each then-outstanding vested option to purchase shares for which the cash consideration exceeds the exercise price per share underlying such option will be cancelled in exchange for the right to receive an amount in cash from the interim surviving company equal to the product obtained by multiplying the total number of shares underlying such option by the excess of the cash consideration over the per share exercise price of such option, without interest and less any applicable withholding taxes. In addition, the merger agreement provides that any outstanding Micrel restricted stock units that are vested or vest upon the merger will be cancelled in exchange for a cash payment for each vested restricted stock unit equal to the per share cash amount, less applicable withholding taxes.

As described above, all unvested equity awards held by our non-employee directors will vest in full immediately prior to a change in control of Micrel. Therefore, the table below treats equity awards held by non-employee directors as fully vested.

The table below sets forth the number of vested (including, for our non-employee directors and Mr. Izadinia, those that will accelerate) in-the-money Micrel stock options and accelerating restricted stock units, as applicable, held by each executive officer and director as of April 30, 2015 and the corresponding payment to which the holder will be entitled, assuming each such Micrel stock option is not exercised, or restricted stock unit becomes vested, prior to the closing of the merger.

Name	Number of Accelerating Restricted Stock Units	Number of Vested Options	Number of Accelerating Options	Weighted Average Exercise Price of In-the-Money Options	Cash Consideration for Vested and Accelerating Options and Restricted Stock Units
Executive Officers
Raymond D. Zinn	—	745,500	—	9.79	$3,135,931
Robert DeBarr	—	20,000	—	9.10	98,000
James G. Gandenberger	—	14,600	—	10.21	55,270
Mansour Izadinia (1)	24,166	240,000	60,000	13.18	584,324
Rami Kanama	—	18,000	—	10.38	65,160
Jung-Chen Lin	—	80,000	—	7.85	491,900
David Schwartz	—	150,000	—	10.13	580,500
Colin Sturt	—	80,000	—	9.88	329,300
Non-Employee Directors
John E. Bourgoin (1)	8,750	35,000	15,000	10.83	281,150
Daniel Heneghan (1)	7,500	50,000	15,000	9.28	411,500
Robert R. Herb (1)	7,500	—			105,000
Neil J. Miotto (1)	7,500	67,500	15,000	9.95	438,975
Frank W. Schneider (1)	7,500	81,250	18,750	9.86	518,552
All Executive Officers and Directors as a Group (13 persons)	62,916	1,518,850	123,750	10.36	$7,095,562

(1)	Under Micrel’s Non-Employee Director Compensation Policy, all unvested equity awards held by the non-employee directors prior to consummation of the merger will become fully vested. Pursuant to Mr. Izadinia’s change in control agreement, each of his outstanding equity awards vest immediately prior to a change of control with respect to the number of shares that would have vested in the 24 months following the change in control.

Summary of Equity-Related Payments Resulting from the Merger

The following table sets forth the approximate amount of the payments that each of Micrel’s executive officers and directors is entitled to receive in connection with the merger in consideration for their equity securities held as of April 30, 2015, assuming (i) all options are treated as set forth in the merger agreement, (ii) all unvested equity held by non-employee directors are accelerated automatically in connection with the merger, (iii) all listed shares and options are outstanding as of the date that the merger is consummated, (iv) none of the provisions regarding “double trigger” acceleration as described under “The Merger—Interests of Micrel’s Directors and Executive Officers in the Merger—Change in Control Agreements with Executive Officers” above apply and (v) that the value per share received by shareholders is $14.00.

Name	Payment for Shares Held	Payment for Vested and Accelerating Options and Restricted Stock Units	Total Payments
Executive Officers
Raymond D. Zinn	$165,351,998	$3,135,931	$168,487,929
Robert DeBarr	180,810	98,000	278,810
James G. Gandenberger	369,950	55,270	425,220
Mansour Izadinia	435,442	584,324	1,019,766
Rami Kanama	157,192	65,160	222,352
Jung-Chen Lin	724,346	491,900	1,216,246
David Schwartz	302,778	580,500	883,278
Colin Sturt	103,726	329,300	433,026
Non-Employee Directors
John E. Bourgoin	70,000	281,150	351,150
Daniel Heneghan	280,000	411,500	691,500
Robert R. Herb	—	105,000	105,000
Neil J. Miotto	315,000	438,975	753,975
Frank W. Schneider	742,000	518,552	1,260,552
All Executive Officers and Directors as a Group (13 persons)	$169,033,242	$7,095,562	$176,128,804

Golden Parachute Compensation

The following table sets forth the golden parachute compensation potentially payable to or realizable by the named executive officers in connection with the merger based on compensation and benefits in effect as of April 30, 2015 and assuming the triggering event occurred on April 30, 2015:

Golden Parachute Compensation

Name	Cash (1)	Equity (2)	Perquisites/ Benefits (3)	Total (4)
Raymond D. Zinn	$1,282,626	$2,659,109	$17,633	$3,959,369
Robert E. DeBarr	656,200	1,374,324	18,492	2,049,016
James G. Gandenberger	542,317	991,662	17,633	1,551,613
Mansour Izadinia	651,835	387,524	28,800	1,068,160
Colin Sturt	609,742	947,200	28,800	1,585,742

(1)	Consists of (i) a retention bonus payable to certain named executive officers and (ii) potential “double trigger” severance benefits pursuant to the applicable named executive officers’ change in control agreements, which provide for benefits upon the named executive officer’s termination without “cause” or “constructive termination” during a change of control period, all as described above under “The Merger—Interests of Micrel’s Directors and Executive Officers in the Merger—Change in Control Agreements with Executive Officers”.

(2)	Under the change in control agreements, each named executive officer, other than Mr. Izadinia, is entitled to full acceleration of 100% of the unvested shares subject to the named executive officer’s equity awards upon a “double trigger” termination event described in note (1) to this table. Calculated in accordance with SEC rules, this amount reflects $14.00 per share less, in the case of options, the per-share exercise price of the option, multiplied by the number of shares that will vest upon such termination. For Mr. Izadinia, this amount reflects partial single-trigger accelerated vesting of a portion of his equity awards, as described under “The Merger—Interests of Micrel’s Directors and Executive Officers in the Merger—Change in Control Agreements with Executive Officers”.
(3)	These benefit payments represent Micrel’s obligation under the change in control agreements to reimburse the named executive officer for healthcare coverage premiums for the applicable severance period.
(4)	Under the change in control agreements, amounts are subject to reduction in the event the executive would be subject to excise tax under Section 4999 of the Code, if the executive would be better off on an after-tax basis being cutback than paying the excise tax. This table assumes no such reductions are required.

Microchip Board of Directors and Management Following the Merger

Following the merger, and pursuant to the terms of the merger agreement, the members of the Micrel Board of Directors will be replaced by the board of directors of Merger Sub and will not hold any directorships with Merger Sub, Merger Sub 2 or Microchip. As of the date of this proxy statement/prospectus, no discussions have taken place concerning the post-merger employment for the officers of Micrel.

Regulatory Clearances Required for the Merger

The merger is subject to review by the FTC and the Antitrust Division under the HSR Act. Under this statute, Microchip and Micrel are required to make pre-merger notification filings and await the expiration or early termination of the statutory waiting period prior to completing the merger. Microchip and Micrel completed the initial HSR filing on May 15, 2015 and the waiting period expired on June 15, 2015. The merger is also subject to German Antitrust Law. Microchip and Micrel completed the initial pre-merger notification required in Germany on May 22, 2015 and the Federal Cartel Office in Germany cleared the transaction on June 17, 2015. There is no further antitrust clearance required for closure of the transaction.

In addition, during or after the statutory waiting periods and clearance of the merger, and even after completion of the merger, either the Antitrust Division, the FTC, or other governmental authorities could challenge or seek to block the merger under the antitrust laws, as it deems necessary or desirable in the public interest. Other competition agencies with jurisdiction over the merger could also initiate action to challenge or block the merger. In addition, in some jurisdictions, a competitor, customer or other third party could initiate a private action under the antitrust laws challenging or seeking to enjoin the merger, before or after it is completed. Microchip and Micrel cannot be sure that a challenge to the merger will not be made or that, if a challenge is made, Microchip and/or Micrel will prevail.

Dividends

The holders of Microchip common stock will receive dividends if and when declared by the Microchip Board of Directors out of legally available funds or, in the case of stock dividends, out of authorized and available shares of Microchip common stock. Microchip has been declaring and paying quarterly cash dividends on Microchip common stock since the third quarter of fiscal year 2003. Microchip’s total cash dividends paid were $286.5 million, $281.2 million and $273.8 million in fiscal year 2015, fiscal year 2014 and fiscal year 2013, respectively. The Microchip Board of Directors is free to change Microchip’s dividend practices at any time and to increase or decrease the dividend paid, or not to pay a dividend, on Microchip common stock on the basis of Microchip’s results of operations, financial condition, cash requirements and future prospects, and other factors deemed relevant by the Microchip Board of Directors. Microchip’s current intent is to provide for ongoing quarterly cash dividends depending upon market conditions and Microchip’s results of operations.

Under the terms of the merger agreement, Micrel is permitted to pay holders of its common stock regular quarterly dividends consistent with past practice, up to $0.05 per share per quarter. Otherwise, Micrel is generally prohibited from paying dividends on its common stock during the pendency of the merger.

Listing of Microchip Shares

It is a condition to the completion of the merger that the shares of Microchip common stock to be issued to Micrel shareholders, and such other shares of Microchip common stock to be reserved for issuance in connection with the merger, be approved for listing on NASDAQ prior to the effective time of the merger subject to official notice of issuance.

Delisting and Deregistration of Micrel Common Stock

Upon completion of the merger, shares of Micrel common stock currently listed on NASDAQ will cease to be listed on NASDAQ and will subsequently be deregistered under the Exchange Act.

Dissenters’ Rights

Pursuant to California law, shareholders of Micrel will not have dissenters’ rights under Merger Agreement.

Litigation Related to the Merger

In connection with the merger, beginning on May 15, 2015, four putative class action lawsuits were filed in the Superior Court of California, County of Santa Clara, captioned W. Allan v. Micrel, Inc., et al., Case No. 1-15-cv-280762 (the “Allan Action”), P. Alajajian v. Micrel, Inc., et al., Case No. 1-15-cv-280875 (the “Alajajian Action”), S. Stein v. J. Bourgoin, et al., Case No. 1-15-cv-280890 (the “Stein Action”), and Gallegos v. Micrel, Inc., et al., Case No. 1-15-cv-281242 (the “Gallegos Action”), by, respectively, purported Micrel shareholders William Allan, Philip Alajajian, Shiva Stein, and Raymond Gallegos. On June 5, 2015, the Court consolidated the Allan Action, Alajajian Action, and Stein Action into Allan v. Micrel, Inc., et al., Lead Case No. 1-15-cv-280762 (the “Consolidated Action”).

On June 5, 2015, plaintiffs filed a consolidated amended complaint (the “Consolidated Complaint”) in the Consolidated Action. The Consolidated Complaint names as defendants Micrel, the members of the Micrel Board of Directors, Microchip, Merger Sub, and Merger Sub 2. The Consolidated Complaint alleges that all members of the Micrel Board of Directors breached their fiduciary duties by approving the merger, and that Microchip, Merger Sub, and Merger Sub 2 aided and abetted those alleged breaches. The complaint seeks class certification, preliminary and permanent injunctive relief, and damages. Plaintiff in the Gallegos Action filed an amended complaint on June 12, 2015, alleging substantially similar claims, and seeking substantially similar relief. On June 25, 2015, the Court consolidated the Gallegos Action with the Consolidated Action. Micrel and Microchip believe the lawsuits are without merit and intend to defend vigorously against them.

THE MERGER AGREEMENT

The following section summarizes material provisions of the merger agreement, which is included in this proxy statement/prospectus as Annex A and is incorporated herein by reference in its entirety. The rights and obligations of Micrel and Microchip are governed by the express terms and conditions of the merger agreement and not by this summary or any other information contained in this proxy statement/prospectus. Micrel shareholders and Microchip stockholders are urged to read the merger agreement carefully and in its entirety, as well as this proxy statement/prospectus, before making any decisions regarding the merger.

The merger agreement is included in this proxy statement/prospectus only to provide public disclosure regarding its terms and conditions as required by U.S. federal securities laws, and is not intended to provide any factual information about Micrel or Microchip. The merger agreement contains representations and warranties by each of the parties to the merger agreement. These representations and warranties:

•	were made only for purposes of the merger agreement and as of specific dates and may be subject to more recent developments;

•	may not be intended as statements of fact, but rather as a way of allocating the risk between the parties in the event the statements therein prove to be inaccurate;

•	have been qualified by certain disclosures that were made between the parties in connection with the negotiation of the merger agreement, which disclosures are not reflected in the merger agreement itself; and

•	may apply standards of materiality in a way that is different from what may be viewed as material by you or other investors.

Accordingly, the representations and warranties and other provisions of the merger agreement should not be read alone, but instead should be read together with the information provided elsewhere in this proxy statement/prospectus and in the documents incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information”.

This summary is qualified in its entirety by reference to the merger agreement.

Terms of the Merger

The merger agreement provides that, subject to the terms and conditions of the merger agreement, and in accordance with the CCC, at the effective time of the merger, Merger Sub will be merged with and into Micrel and, as a result of the merger, the separate corporate existence of Merger Sub will cease and Micrel will continue as the interim surviving company (“interim surviving company”) and become a wholly owned subsidiary of Microchip (the “merger”). As soon as practicable following the merger on the closing date, Micrel will be merged with and into Merger Sub 2, the separate corporate existence of Micrel will cease and Merger Sub 2 (the “surviving company”) will continue as the surviving limited liability company (“second merger” and, together with the merger, the “mergers”). For U.S. federal income tax purposes, it is intended that the mergers will qualify as a “reorganization” within the meaning of Section 368(a) of the Code and that the merger agreement will be adopted as a plan of reorganization within the meaning of Treasury Regulations Section 1.368-2(g). Each share of Micrel common stock issued and outstanding at the effective time of the merger will be converted into a right to receive either cash or Microchip common stock, as described below. See “—Consideration to be Received in the Merger”.

The rights of Micrel shareholders who receive Microchip common stock as merger consideration will be governed by the Microchip charter and the Microchip bylaws after the completion of the merger.

Effective Time and Completion of the Merger

The closing of the merger will occur on a date and at a time to be agreed upon by Micrel, Microchip and Merger Sub, which date will be no later than the second business day after all of the conditions to the merger set forth in the merger agreement and described in the section entitled “—Conditions to Completion of the Merger” beginning on page 78 of this proxy statement/prospectus are satisfied or waived, or at such other date as agreed to by the parties. The merger and the second merger will become effective when the applicable agreements of merger have been duly filed with the California Secretary of State or at a later time as agreed to by the parties and specified in the agreement of merger.

At the effective time of the merger, Microchip will become the sole owner of Micrel and its business. Therefore, current shareholders of Micrel will cease to have direct ownership interests in Micrel or rights as shareholders of Micrel, will not participate directly in any future earnings or growth of Micrel, will not benefit directly from any appreciation in value of Micrel and will not bear directly the future risks of Micrel’s operations.

Following the completion of the merger, Micrel’s common stock will be delisted from NASDAQ and deregistered under the Exchange Act. As a result, Micrel will be a privately held corporation, and there will be no public market for Micrel’s common stock. This will make certain provisions of the Exchange Act, such as the requirement of furnishing a proxy or information statement in connection with special meetings, no longer applicable to Micrel. After the effective date of the merger, Micrel will also no longer be required to file periodic reports with the SEC on account of Micrel’s common stock.

The directors and officers of Merger Sub immediately prior to the effective time of the merger will be the directors and officers, respectively, of the interim surviving company, each to hold office in accordance with the articles of incorporation and bylaws of the interim surviving company until their respective successors are duly appointed and qualified.

At the effective time of the second merger, which will be as soon as practicable after the effective time on the closing date of the merger, and as part of a single integrated plan, the initial directors and officers of Merger Sub 2 shall be the directors and officers of the interim surviving company.

Microchip and Micrel currently expect the closing of the merger to occur early in the third quarter of calendar year 2015. However, as the merger is subject to various regulatory approvals and the satisfaction or waiver of other conditions described in the merger agreement, it is possible that factors outside the control of Microchip and Micrel could result in the merger being completed at an earlier time, a later time or not at all.

Consideration to be Received in the Merger

At the effective time of the merger, by virtue of the merger, each share of Micrel common stock issued and outstanding immediately prior to the effective time of the merger will be cancelled and converted into the right to receive at the shareholder’s election, either (x) $14.00 in cash (the “per share cash amount”) or (y) shares of Microchip common stock to be calculated by dividing (a) the per share cash amount by (b) the average closing sale price for a share of Microchip common stock, rounded to the nearest one-tenth of a cent, as reported on NASDAQ for the ten most recent trading days ending on the second to last trading day immediately prior to the effective time of the merger (the “stock consideration”), without interest and less any applicable tax withholdings, other than shares of Micrel common stock owned by Microchip, Micrel or any direct or indirect wholly owned subsidiary of Microchip or Micrel immediately prior to the effective time of the merger, which will be cancelled without any consideration paid therefor;

An election form and letter of transmittal are being mailed under separate cover. In order to make a valid election, Micrel shareholders must return their properly completed and signed election form and letter of transmittal to the exchange agent prior to the election deadline. If you are a Micrel shareholder and you do not return your election form and letter of transmittal by the election deadline or improperly complete or do not sign your election form and letter of transmittal, you will receive cash, shares of Microchip common stock or a mixture of cash and shares of Microchip common stock, based on what is available after giving effect to the valid elections made by other shareholders, as well as to the adjustments described below.

If you are a Micrel shareholder, you may specify different elections with respect to different shares held by you (e.g. if you have 100 shares, you could make a cash election with respect to 50 shares and a stock election with respect to the other 50 shares).

Cash Election

The merger agreement provides that each Micrel shareholder who makes a valid cash election (the “cash electing shares”) will have the right to receive, in exchange for each share of Micrel common stock held by such holder an amount of cash equal to the per share cash amount, or the “cash consideration”. Micrel shareholders electing cash consideration may have their aggregate cash consideration proportionately reduced and may receive a portion of their consideration in Microchip common stock, despite their elections, as more fully described below under “—Proration”.

Stock Election

The merger agreement provides that each Micrel shareholder who makes a valid stock election will have the right to receive the stock consideration.

Non-Election Shares

If you are a Micrel shareholder and you do not make an election to receive cash or Microchip common stock in the merger or your elections are not received by the exchange agent by the election deadline, or your forms of election are improperly completed and/or are not signed, you will be deemed not to have made an election. We sometimes refer to shares as to which no election or an invalid election has been made as “non-election shares”. Shareholders not making an election may be paid in only cash, in only Microchip common stock or in a mix of cash and shares of Microchip common stock depending on, and after giving effect to, the number of valid cash elections and stock elections that have been made by other Micrel shareholders using the adjustments described below.

Proration

The aggregate number of shares of Micrel common stock as of immediately prior to closing that holders elect to be paid in Microchip common stock must be equal to or greater than 42% of the shares of Micrel common stock issued and outstanding as of immediately prior to closing (the “minimum stock percentage”). If necessary, the minimum stock percentage will also be increased to enable the rendering of tax opinions that the mergers are “reorganizations”. This increase in the minimum stock percentage generally would be necessary only if the value of a share of Microchip common stock on the last trading day immediately prior to the closing date or on the closing date is significantly lower than the ten-day average used to determine the exchange ratio. In that case, it is possible that even though the minimum stock percentage of 42% is satisfied, the value as of the closing date of the shares of Microchip common stock that otherwise would be issued as consideration in the merger would be less than 40% of the total value of the merger consideration (including both cash and shares), which is the percentage generally required in order for the tax opinions to be rendered. Thus, the increase in the minimum stock percentage is intended to enable the tax opinions to be rendered by increasing the portion of the merger consideration that is paid in the form of shares of Microchip common stock. In the event that this increase in the minimum stock percentage were required, it would occur immediately before the closing, and holders of Micrel common stock affected by the increase would be informed by a joint press release of Microchip and Micrel.

If the stock election is less than the minimum stock percentage (such difference is referred to as “shortfall number”), then:

(1) if the shortfall number is less than or equal to the aggregate number of non-electing shares, then (A) all cash electing shares shall be converted into the right to receive the cash consideration and (B) the non-electing shares of each holder of shares of Micrel’s common stock shall be converted into the right to receive the stock consideration in respect of that number of non-electing shares that is equal to the product obtained by multiplying (I) the number of non-electing shares of such holder by (II) a fraction, the numerator of which is the shortfall number and the denominator of which is the aggregate number of non-electing shares, with the remaining number of such holder’s non-electing shares being converted into the right to receive the cash consideration; and

(2) if the shortfall number exceeds the aggregate number of non-electing shares, then (I) all non-electing shares shall be converted into the right to receive the stock consideration and (II) a number of cash electing shares of each holder of shares of Micrel’s common stock shall be converted into the right to receive the stock consideration equal to the product obtained by multiplying (I) the number of cash electing shares of such holder by (II) a fraction, the numerator of which is the amount by which the shortfall number exceeds the aggregate number of non-electing shares and the denominator of which is the aggregate number of cash electing shares, with the remaining number of such holder’s cash electing shares being converted into the right to receive the cash consideration.

Aggregate Stock Election Cap

If the aggregate stock consideration payable to holders of Micrel common stock who elect stock would be greater than 35,000,000 shares of Microchip common stock then (i) all non-election shares shall be converted into the right to receive the cash consideration, (ii) all cash electing shares shall be converted into the right to receive the cash consideration and (iii) all stock electing shares shall be converted into the right to receive an amount equal to the product of (i) the stock consideration and (ii) a fraction, the numerator of which is 35,000,000 and the denominator of which is the aggregate stock consideration without giving effect to the 35,000,000 cap.

The purpose of the aggregate stock election cap is to address the possibility that a very substantial decline in Microchip’s common stock price prior to the merger could result in Microchip being required to issue a number of shares that would require stockholder approval for the issuance of the stock consideration under NASDAQ rules. The parties consider it unlikely that this cap will be approached.

Adjustment to Merger Consideration

If, during the period between the date of the merger agreement and the effective time of the merger, any change in the outstanding shares of Micrel occurs as a result of any reclassification, recapitalization, stock split (including a reverse stock split) or combination, exchange or readjustment of shares, or any stock dividend, or any record date for any such purpose is established, the cash and/or stock consideration and any other amounts payable pursuant to the merger agreement will be appropriately adjusted.

Fractional Shares

Microchip will not issue fractional shares of Microchip common stock pursuant to the merger agreement. Instead, each Micrel shareholder who would have otherwise been entitled to receive a fraction of a share of Microchip common stock (after aggregating all shares represented by the certificates and book-entry shares delivered by such holder) will receive an amount of cash (without interest) equal to the fractional share to which the holder is entitled multiplied by the per share cash amount.

Conversion of Shares; Exchange of Certificates; Elections as to Form of Consideration

The conversion of Micrel common stock into the right to receive the merger consideration will occur automatically at the effective time of the merger. As soon as reasonably practicable after the effective time of the merger, the exchange agent will exchange certificates representing shares of Micrel common stock for merger consideration to be received in the merger pursuant to the terms of the merger agreement. Wells Fargo Bank, N.A. will be the exchange agent in the merger and will receive your election form and exchange certificates for the merger consideration and perform other duties as explained in the merger agreement.

Election Form

Micrel will mail election forms and letters of transmittal, to Micrel shareholders. Each election form will allow you to make cash or stock elections or a combination of both.

The election deadline is 5:00 p.m., California time, on either (A) the date of the Micrel special meeting or, (B) if the closing date of the merger is more than four business days following the Micrel special meeting, the business day immediately preceding the closing date of the merger (the “election deadline”).

If you wish to elect the type of merger consideration you will receive in the merger, you should carefully review and follow the instructions that will be set forth in the election form. Shareholders who hold their shares of Micrel common stock in “street name” or through a bank, broker or other nominee should follow the instructions of the bank, broker or other nominee for making an election with respect to such shares of Micrel common stock. Shares of Micrel common stock as to which the holder has not made a valid election prior to the election deadline will be treated as non-election shares.

To make a valid election, each Micrel shareholder must deliver a completed election form (accompanied by the included letter of transmittal) by the election deadline to Wells Fargo Bank, N.A., as exchange agent (the “exchange agent”). Such election form must be accompanied by the included letter of transmittal and the certificates representing the shares of Micrel common stock, unless such shares of Micrel common stock are held in book-entry form.

An election form will be properly completed only if accompanied by the included letter of transmittal and the certificates (or book-entry transfer of uncertificated shares) representing all shares of Micrel common stock covered by the election form (or customary affidavits and indemnification regarding the loss or destruction of such certificates, as will be described in the election form).

Generally, an election may be changed, but only by written notice received by the exchange agent prior to the election deadline accompanied by a properly completed and signed revised election form. A Micrel shareholder may also revoke his, her or its election by submitting a written notice to the exchange agent or withdrawing the certificates representing the shares of Micrel common stock covered by the election form, in each case, prior to the election deadline. If an election is revoked, or the merger agreement is terminated, and any certificates have been transmitted to the exchange agent, the exchange agent will promptly return those certificates to the shareholder who submitted such documents, or, in the case of shares of Micrel common stock surrendered by book-entry transfer, the exchange agent will credit an account maintained by such shareholder promptly following the termination of the merger or revocation of the election. Micrel shareholders will not be entitled to revoke or change their elections following the election deadline. As a result, if you have made elections, you will be unable to revoke your elections or sell your shares of Micrel common stock during the interval between the election deadline and the date of completion of the merger.

Once Micrel shareholders have surrendered their Micrel stock certificates to the exchange agent, they may not transfer their shares of Micrel common stock represented by those stock certificates until the merger is completed, unless they revoke their election by written notice to the exchange agent that is received prior to the election deadline.

Shares of Micrel common stock as to which the holder has not made a valid election prior to the election deadline, including as a result of revocation, will be deemed non-election shares. The determination of the exchange agent will be binding as to whether an election has been properly made or revoked. If it is determined by the exchange agent that any purported cash election or stock election was not properly made, the purported election will be deemed to be of no force or effect and the holder making the purported election will be deemed not to have made an election for these purposes, unless a proper election is subsequently made on a timely basis.

The exchange agent will make all computations as to the allocation and the proration contemplated by the merger agreement and any such computation will be conclusive and binding on the holders of Micrel common stock.

Exchange of Certificates

As soon as practical after the closing of the merger, the exchange agent will mail a letter of transmittal to only those persons who were Micrel shareholders at the effective time of the merger and who have not previously submitted an election form, letter of transmittal and properly surrendered shares of Micrel common stock to the exchange agent. This mailing will contain instructions on how to surrender certificated shares of Micrel common stock (if these shares have not already been surrendered) in exchange for the merger consideration the holder is entitled to receive under the merger agreement.

In the event of a transfer of ownership of shares of Micrel common stock that is not registered in the transfer or stock records of Micrel, any merger consideration payable with respect to such shares of Micrel common stock may be payable to the transferee if certificates or book-entry shares are presented to the exchange agent, accompanied by all documents evidencing such transfer and payment of any related transfer taxes.

If a certificate for Micrel common stock has been lost, stolen or destroyed, the exchange agent will issue the consideration properly payable under the merger agreement upon receipt of an affidavit as to that loss, theft or destruction and, if required by Microchip or the exchange agent, the posting of a bond in such amount as Microchip or the exchange agent deems reasonably necessary as indemnity against any claim that may be made.

From and after the effective time of the merger, all holders of certificates representing shares of Micrel common stock or book-entry shares will cease to have any rights as shareholders of Micrel other than the right to receive the merger consideration and the stock transfer books of Micrel will be closed.

Withholding

The exchange agent will be entitled to deduct and withhold from the cash consideration or cash in lieu of fractional shares, cash dividends or distributions payable to any Micrel shareholder the amounts it is required to deduct and withhold under any federal, state, local or foreign tax law. If the exchange agent withholds any amounts, these amounts will be treated for all purposes of the merger as having been paid to the shareholders from whom they were withheld.

Conversion of Shares in the First Merger

At the effective time, each common stock of Merger Sub outstanding immediately prior to the effective time of the merger will be converted into and become one share of the common stock of the interim surviving company and will constitute the only outstanding shares of capital stock of the interim surviving company with respect to the merger.

Conversion of Shares in the Second Merger

At the effective time of the second merger, solely by virtue of the second merger, each of the membership interests of Merger Sub 2 that was issued and outstanding immediately prior to the effective time of the second merger will be converted into one validly issued, fully paid and non-assessable membership interest in the entity surviving the merger of Micrel and Merger Sub 2. In addition, each share of the common stock of the surviving corporation that was issued and outstanding immediately prior to the effective time of the second merger will be cancelled. No consideration will be delivered in exchange for such shares.

Treatment of Micrel Equity Awards

If the merger is completed, Micrel roll-over award shares will be assumed by Microchip and converted into Microchip equity awards as follows:

•	Assumed Micrel Restricted Stock Units. Upon consummation of the merger, each outstanding and unvested Micrel restricted stock unit that does not vest by its terms upon consummation of the merger will be assumed by Microchip and converted into a restricted stock unit with respect to whole shares of Microchip common stock, on substantially the same terms and conditions as applied to such Micrel restricted stock unit immediately prior to the consummation of the merger, with the number of shares of Microchip common stock subject to each such assumed restricted stock unit determined by multiplying the number of unvested Micrel shares subject to the award by the exchange ratio, which is the quotient, rounded to the nearest one ten thousandth, obtained by dividing the per share cash amount by the average closing sale price for a share of Microchip common stock, rounded to the nearest one-tenth of a cent, as reported on NASDAQ for the ten most recent trading days ending on the second to last trading day immediately prior to the effective time of the merger.

•	Assumed Micrel Stock Options. Upon consummation of the merger, each outstanding and unvested Micrel stock option that does not vest by its terms upon consummation of the merger will be assumed by Microchip and converted into a stock option with respect to whole shares of Microchip common stock, on substantially the same terms and conditions applied to such Micrel stock option immediately prior to the consummation of the merger, with the number of shares of Microchip common stock subject to each such assumed stock option determined by multiplying the number of unvested Micrel shares subject to the stock option by the exchange ratio, rounded down to the nearest share. The per share exercise price of each assumed Micrel stock option shall be equal to the quotient, rounded up to the nearest whole cent, obtained by dividing the exercise price per share at which such assumed Micrel stock option is exercisable immediately prior to the consummation of the merger by the exchange ratio.

In addition, if the merger is completed, Micrel cancelled award shares will be cancelled and Microchip will pay each holder of any such equity award as follows:

•	Cancelled Micrel Restricted Stock Units. Upon consummation of the merger, each outstanding Micrel restricted stock unit or portion thereof not assumed by Microchip as described above will be cancelled and the holder thereof will receive a cash payment with respect to each share of Micrel stock subject to the cancelled award equal to the per share cash amount, less applicable tax withholding.

•	Cancelled Micrel Stock Options. Upon consummation of the merger, each outstanding Micrel stock option or portion thereof not assumed by Microchip as described above and that has an applicable exercise price less than the per share cash amount will be cancelled and the holder thereof will receive a cash payment with respect to each share subject to the cancelled stock option equal to the difference between the per share cash amount and the exercise price of the applicable Micrel stock option. For stock options with an applicable exercise price greater than or equal to the per share cash amount, no payment will be received.

Based upon 3,719,141 outstanding Micrel roll-over award shares and 3,570,416 outstanding Micrel cancelled award shares on the record date for the Micrel special meeting and the average (rounded to the nearest one tenth of a cent) of the closing sales prices of Microchip for the ten trading days ending [●] (the second to last trading date before [●]), Microchip will reserve an aggregate of [●] shares of Microchip common stock in respect of Microchip equity awards issued to holders of Micrel roll-over award shares as of the consummation of the closing and pay aggregate cash consideration of $[●] to holders of Micrel cancelled award shares as of immediately prior to closing, in each case in connection with the merger, although these numbers may change based on the number of outstanding shares of Micrel common stock, Micrel roll-over award shares and Micrel cancelled award shares on the closing date.

Special Meeting

Micrel has agreed that it will, as promptly as practicable following the date of the merger agreement and in no event later than 40 days after the commencement of the mailing of this proxy statement/prospectus to Micrel’s shareholders, establish a record date for, call, give notice of, convene and hold the special meeting. In addition, Micrel has agreed to use its reasonable best efforts to secure Micrel’s shareholders’ adoption of the merger agreement. Micrel may delay the special meeting under certain circumstances, including if Micrel reasonably determines that such a delay is necessary to solicit sufficient proxies to secure Micrel’s shareholders’ adoption of the merger agreement.

Representations and Warranties

In the merger agreement, Micrel has made customary representations and warranties to Microchip, Merger Sub and Merger Sub 2 with respect to, among other things:

•	the due organization, valid existence, good standing, power and authority of Micrel and its subsidiaries;

•	the required vote of Micrel’s shareholders;

•	its authority to enter into the merger agreement and to complete the transactions contemplated by the merger agreement, the enforceability of the merger agreement against Micrel and the inapplicability of state anti-takeover statutes;

•	its capitalization, including the number of shares of Micrel common stock issued and outstanding and the number of shares of Micrel common stock underlying outstanding options and other stock-based awards;

•	the absence of conflicts with, creation of liens upon, or defaults under Micrel’s or its subsidiaries’ constituent documents, certain agreements or applicable laws as a result of entering into the merger agreement and the consummation of the merger;

•	the required consents and approvals of governmental entities in connection with the transactions contemplated by the merger agreement;

•	its SEC filings since January 1, 2013, including financial statements contained therein;

•	its internal controls and compliance with the Sarbanes-Oxley Act of 2002;

•	the absence of undisclosed liabilities;

•	its conduct of business and absence of certain changes, except as contemplated by the merger agreement, including that since March 31, 2015 there has been no fact, event, change, development or set of circumstances that has had or would reasonably be expected to have a “material adverse effect” on Micrel, and no damage, destruction or other casualty loss with respect to any real property of Micrel that would be material to Micrel and its subsidiaries, taken as a whole;

•	matters with respect to Micrel’s material contracts;

•	its compliance with laws and permits;

•	the absence of certain litigation or investigations;

•	information relating to Micrel’s customers and suppliers;

•	tax matters;

•	compliance with environmental laws and regulations and other environmental matters;

•	matters related to employee benefit plans;

•	labor and employment matters;

•	intellectual property matters;

•	insurance matters;

•	the absence of undisclosed related party transactions;

•	the absence of undisclosed brokers’ fees and expenses;

•	the receipt by the Micrel Board of Directors of the opinion from Credit Suisse; and

•	the inapplicability of anti-takeover statues, and the absence of a rights plan designed to have the effect of delaying, deterring or discouraging any acquisition of control of Micrel.

In the merger agreement, Microchip, Merger Sub and Merger Sub 2 have made customary representations and warranties to Micrel with respect to, among other things:

•	the due organization, valid existence, good standing, power and authority of Microchip and Merger Sub and Merger Sub 2;

•	the authority of each of Microchip, Merger Sub and Merger Sub 2 to enter into the merger agreement and to complete the transactions contemplated by the merger agreement and the enforceability of the merger agreement against each of Microchip, Merger Sub and Merger Sub 2;

•	the absence of conflicts with, creation of liens upon, or defaults under Microchip’s, Merger Sub’s or Merger Sub 2’s constituent documents, certain agreements or applicable laws as a result of entering into the merger agreement and the consummation of the merger;

•	the required consents and approvals of governmental entities in connection with the transactions contemplated by the merger agreement;

•	the absence of certain litigation or investigations;

•	the absence of undisclosed liabilities;

•	its SEC filings since January 1, 2012, including financial statements contained therein;

•	its capitalization, including the number of shares of Microchip common stock issued and outstanding and the number of shares of Microchip common stock underlying outstanding options and other stock-based awards;

•	its conduct of business and absence of certain changes, except as contemplated by the merger agreement, including that since December 31, 2014 there has been no fact, event, change, development or set of circumstances that has had or would reasonably be expected to have a “material adverse effect” on Microchip;

•	the accuracy and compliance with applicable securities laws of the information supplied by Microchip, Merger Sub and Merger Sub 2 in this proxy statement/prospectus;

•	the operations of Merger Sub;

•	the sufficiency of funds to pay the aggregate consideration to be paid to holders of Micrel common stock and to perform their other obligations contemplated by the merger agreement;

•	the absence of stock ownership of Micrel; and

•	the “reorganization” qualification of the merger.

Many of the representations and warranties in the merger agreement are qualified by a “materiality” or “material adverse effect” standard (that is, they will not be deemed to be untrue or incorrect unless their failure to be true or correct, individually or in the aggregate, would, as the case may be, be material or have a material adverse effect, taken as a whole).

Under the merger agreement, a “material adverse effect” with respect to Micrel and its subsidiaries or Microchip and its subsidiaries is generally defined as any fact, event, circumstance, change or effect that, individually or when taken together with all other facts, events, circumstances, changes or effects, is or is reasonably likely to have a material adverse effect on the business, operations, assets, financial condition or results of operations of such person and its subsidiaries, taken as a whole, provided, however, that in no event will any facts, events, circumstances, changes or effects resulting from or arising out of any of the following, either alone or in combination, be taken into account when determining whether a “material adverse effect” has occurred or may, would or could occur:

•	general economic conditions in the United States or any other country or region in the world (or changes therein), general conditions in the financial markets in the United States or any other country or region in the world (or changes therein) or general political conditions in the United States or any other country or region in the world (or changes therein), except to the extent that such facts, events, circumstances, changes or effects have a disproportionate impact on such person and its subsidiaries, taken as a whole, relative to other participants in the industries in which such person and its subsidiaries conduct business;

•	general conditions in the industries in which such person or any of its subsidiaries conduct business (or changes therein), except to the extent that such facts, events, circumstances, changes or effects have a disproportionate impact on such person and its subsidiaries, taken as a whole, relative to other participants in the industries in which such person and its subsidiaries conduct business;

•	changes in laws (including rules and regulations), orders or judgments by any governmental entity, or generally accepted accounting principles (as applied in the United States), or the interpretation thereof, except to the extent that such facts, events, circumstances, changes or effects have a disproportionate impact on such person and its subsidiaries, taken as a whole, relative to other participants in the industries in which such person and its subsidiaries conduct business;

•	acts of war, terrorism or sabotage in the United States or any other country or region in the world (or any escalation with respect thereto), except to the extent that such facts, events, circumstances, changes or effects have a disproportionate impact on such person and its subsidiaries, taken as a whole, relative to other participants in the industries in which such person and its subsidiaries conduct business;

•	earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters, weather conditions and other similar events in the United States or any other country or region in the world, except to the extent that such facts, events, circumstances, changes or effects have a disproportionate impact on such person and its subsidiaries, taken as a whole, relative to other participants in the industries in which such person and its subsidiaries conduct business;

•	any failure by such person to meet published analysts’ estimates, internal or external projections or forecasts of revenues, earnings or other financial or business metrics, in and of itself (although the underlying causes of any such failure may be taken into account in determining whether a “material adverse effect” has occurred);

•	any decline in the market price or change in the trading volume of the shares of common stock of such person, in and of itself (although the underlying causes of any such decline or change may be taken into account in determining whether a “material adverse effect” has occurred);

•	the public announcement or pendency of the merger agreement or the transactions contemplated by the merger agreement;

•	any action taken (or omitted to be taken) by Micrel at the written request of Microchip, Merger Sub or Merger Sub 2 or by Microchip, Merger Sub or Merger Sub 2 at the written request of Micrel; or

•	any action taken by such person or any of its subsidiaries that is expressly required pursuant to the merger agreement.

The representations and warranties contained in the merger agreement will not survive the effective time of the merger.

Conduct of Business

Covenants of Micrel Relating to Conduct of Its Business

Except as expressly required or permitted by the merger agreement, as disclosed in the disclosure letter, or as approved in advance by Microchip in writing (which approval cannot be unreasonably withheld, conditioned or delayed), from the date of the merger agreement until the consummation of the merger or its earlier termination, Micrel and each of its subsidiaries will carry on its business in the ordinary course consistent with past practice and will use commercially reasonable efforts to keep available the services of its directors, officers and key employees and to preserve its relationships with customers, suppliers, distributors, licensors, licensees and others with which it has significant business dealings.

In addition, except as expressly required or permitted by the merger agreement, as disclosed in the disclosure letter, or as approved in advance by Microchip in writing (which approval cannot be unreasonably withheld, conditioned or delayed), from the date of the merger agreement until the consummation of the merger or its earlier termination, Micrel will not and will not permit any of its subsidiaries to, with certain exceptions:

•	amend its articles of incorporation or bylaws or comparable organizational documents;

•	issue, sell or deliver (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) any securities of Micrel or any of its subsidiaries, except (i) the issuance and sale of shares of Micrel common stock pursuant to existing Micrel equity awards, (ii) grants to newly hired employees issued pursuant to certain specified binding commitments and (iii) pursuant to Micrel’s employee stock purchase plan;

•	acquire or redeem, directly or indirectly, any securities of Micrel or any of its subsidiaries other than (i) in full or partial payment of the exercise price and any applicable taxes pursuant to any exercise, vesting or settlement of Micrel equity awards or (ii) pursuant to the forfeiture of any Micrel equity awards;

•	split, combine or reclassify any shares of common stock, declare, set aside or pay any dividend or other distribution in respect of any shares of capital stock, or make any other actual, constructive or deemed distribution in respect of the shares of capital stock other than regular quarterly cash dividends by Micrel with customary record and payment dates on shares of Micrel common stock not in excess of $0.05 per share;

•	adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

•	incur or assume any long-term or short-term debt or issue any debt securities;

•	assume, guarantee, endorse or otherwise become liable or responsible for the obligations of any other person;

•	make any loans, advances or capital contributions to or investments in any other person;

•	mortgage or pledge any of Micrel’s or its subsidiaries’ material assets or voluntarily create or suffer to exist any lien thereupon other than in the ordinary course of business consistent with past practice;

•	except as may be required by applicable law or as required by the terms of any existing Micrel benefit plan as in effect on the date of the merger agreement:

•	enter into, adopt, amend (including acceleration of vesting), modify or terminate any bonus, profit sharing, compensation, severance, termination, option, restricted stock, restricted stock unit, appreciation right, performance unit, stock equivalent, share purchase agreement, pension, retirement, deferred compensation, employment, severance or other employee benefit agreement, trust, plan, fund or other arrangement for the compensation, benefit or welfare of any director, officer, employee, consultant or independent contractor in any manner;

•	increase in any manner the compensation or fringe benefits of any director, officer, employee or independent contractor;

•	pay any special bonus or special remuneration to any director, officer, employee, consultant or independent contractor; or

•	pay any benefit not required by any plan or arrangement as in effect as of the date of the merger agreement;

•	forgive any loans to any employees, officers or directors of Micrel or any of its subsidiaries, or any of their respective affiliates;

•	make any deposits or contributions of cash or other property to or take any other action to fund or in any other way secure the payment of compensation or benefits under an Micrel benefit plan or agreements subject to such plans or any other contract of Micrel or its subsidiaries other than deposits and contributions that are required pursuant to the terms of an Micrel benefit plan or any agreements subject to such plans in effect as of the date of the merger agreement;

•	enter into, amend, or extend any collective bargaining agreement;

•	other than terminations or demotions in the ordinary course of business consistent with past practice, hire, terminate, demote or promote or offer to hire or promote any employee or potential employee, or encourage any employee to resign from or terminate his or her relationship with Micrel or any of its subsidiaries, in each case, other than as expressly contemplated by the merger agreement; provided that Micrel and its Subsidiaries may replace an employee that terminates his or her employment with Micrel upon (i) Micrel providing Microchip with a written notice of the proposed replacement and (ii) Microchip failing to make a reasonable objection to such replacement within five (5) Business Days; provided further that Micrel and its subsidiaries shall be entitled to hire or offer to hire any employees or potential employee after July 31, 2015 without the consent of Microchip;

•	acquire, sell, lease, license or dispose of any property or assets material to Micrel and its subsidiaries, taken as a whole, in any single transaction or series of related transactions;

•	make any change in any of the accounting principles or practices used by Micrel;

•	(i) make or change any material tax election, (ii) amend any material tax return, (iii) settle or compromise any material liability for taxes, (iv) adopt or change any material tax accounting method or (v) consent to any extension or waiver of any limitation period with respect to any material claim or assessment for taxes;

•	enter into any lease or sublease of real property or modify, amend or exercise any right to renew any lease or sublease of real property, or waive or violate any term or condition thereof or grant any consents thereunder, other than extensions of expiring leases not to exceed a period of six months;

•	abandon, cancel or knowingly allow to lapse or fail to maintain or protect any material intellectual property rights owned by or exclusively licensed to Micrel or any of its subsidiaries;

•	acquire any other entity or any equity interest therein;

•	other than in the ordinary course of business consistent with past practice, enter into, renew, amend or grant any release or relinquishment of any material rights under any material contract;

•	incur any new capital expenditures that, individually or in the aggregate, would create obligations to Micrel or any of its subsidiaries in excess of $200,000;

•	settle or compromise any material pending or threatened legal proceeding;

•	revalue in any material respect any of its properties or assets including writing-off notes or accounts receivable other than in the ordinary course of business consistent with past practice;

•	change pricing or royalties set or charged by persons who have licensed intellectual property rights to Micrel or any of its subsidiaries;

•	enter into or amend any material agreement pursuant to which any other party is granted development, manufacturing or similar rights of any type or scope with respect to any products or technology of Micrel or any of its subsidiaries;

•	except as required by applicable laws, convene any regular or special meeting (or any adjournment or postponement thereof) of the shareholders of Micrel; or

•	authorize, commit or enter into a contract to do any of the foregoing.

Covenants of Microchip Relating to Conduct of Its Business

Except as contemplated, required or permitted by the merger agreement or as approved in advance by Micrel in writing (which approval shall not be unreasonably withheld, conditioned, or delayed), at all times during the period commencing with the execution and delivery of the merger agreement and continuing until the earlier to occur of an acquisition proposal, the termination of the merger agreement or the effective time of the merger, Microchip shall conduct its business, and shall cause each of its subsidiaries to conduct their respective businesses, in each case, in the ordinary course.

No Solicitation

Micrel has agreed that it and its subsidiaries will, and will direct their respective representatives to, immediately cease and cause to be terminated, and will not authorize or knowingly permit any of Micrel’s or its subsidiaries’ representatives to continue, any existing activities, discussions or negotiations with any third party conducted prior to the execution of the merger agreement with respect to an acquisition proposal. Micrel must request in writing that each third party that has executed a confidentiality agreement since the date that is one year prior to the date of the merger agreement in connection with such third party’s consideration of acquiring Micrel or any material portion of Micrel return or destroy all confidential information furnished to such third party by or on behalf of Micrel, and Micrel will use its reasonable best efforts to have such information returned or destroyed.

In addition, Micrel has agreed that, from the date of the merger agreement until the consummation of the merger or its earlier termination, neither Micrel nor its subsidiaries will (and will not authorize or knowingly permit any of their representatives to), directly or indirectly:

•	solicit, initiate, or knowingly encourage, facilitate or induce the making, submission or announcement of an acquisition proposal;

•	knowingly furnish to any third party any non-public information relating to Micrel or any of its subsidiaries for the purpose of assisting or facilitating the making of an acquisition proposal (or any inquiry, offer or proposal that would reasonably be expected to lead to an acquisition proposal);

•	participate or engage in discussions or negotiations with respect to an acquisition proposal with any third party; or

•	execute or enter into any letter of intent, memorandum of understanding or contract contemplating or otherwise relating to an acquisition transaction.

However, prior to obtaining Micrel’s shareholders’ adoption of the merger agreement, Micrel’s board of directors may, directly or indirectly through any representative, engage or participate in discussions or negotiations with any third party and its representatives, and furnish to such third party and its representatives any information relating to Micrel or any of its subsidiaries pursuant to a confidentiality agreement, if:

•	Micrel’s board of directors receives from such third party a written acquisition proposal that Micrel’s board of directors reasonably believes is bona fide that (i) has not been withdrawn, (ii) did not result from a breach of the non-solicitation provisions of the merger agreement and (iii) Micrel’s board of directors concludes in good faith (after consultation with its financial advisor and its outside legal counsel) constitutes or is reasonably likely to lead to a superior proposal;

•	Micrel’s board of directors determines in good faith (after consultation with outside legal counsel) that the failure to engage or participate in such discussions or negotiations or to furnish such information would be inconsistent with its fiduciary duties to its shareholders under California law;

•	solely with respect to the initial contact with such third party, at least 24 hours prior to engaging or participating in any such discussions or negotiations or furnishing any non-public information to such third party, Micrel will have (i) advised Microchip orally and in writing of its receipt of the acquisition proposal, including the terms and conditions of, and identity of the person or group making, such acquisition proposal, (ii) given Microchip a copy thereof and (iii) notified Microchip of Micrel’s intention to engage or participate in such discussions or furnish such information to such third party;

•	Micrel will have entered into a confidentiality agreement with such third party, the terms of which are no less favorable to Micrel than those contained in the confidentiality agreement entered into between Micrel and Microchip (except that the confidentiality agreement with such third party need not contain any “standstill” or similar provision that would prohibit such third party from making any acquisition proposal) and must expressly permit Micrel to comply with the non-solicitation provisions of the merger agreement; and

•	contemporaneously with furnishing any non-public information to such third party that was not previously furnished to Microchip, Micrel furnishes such non-public information to Microchip.

In addition, Micrel has agreed that it will promptly (and in any case within 24 hours) advise Microchip orally and in writing of its receipt of any acquisition proposal or any request for information or inquiry with respect to, or that would reasonably be expected to lead to, an acquisition proposal, including the terms and conditions thereof and the identity of the person or group making such acquisition proposal, request or inquiry. Micrel must also keep Microchip promptly informed of the status and material terms and conditions of any such acquisition proposal, request or inquiry, and give Microchip a copy of any written material amendment or written proposed amendment of any such acquisition proposal promptly upon receipt. Micrel must also provide Microchip with written notice at least 72 hours (or such shorter period provided to members of Micrel’s board of directors) in advance of a meeting of Micrel’s board of directors at which Micrel’s board of directors is reasonably expected to consider an acquisition proposal, an inquiry relating to a potential acquisition proposal, or a request to provide non-public information to any person.

If any of Micrel’s directors, senior members of management, financial advisor or legal advisor takes any action (or any director or senior member of management authorizes any officer, employee, accountant, consultant, agent or other authorized representative of Micrel to take any action) that would be a breach of the non-solicitation provisions of the merger agreement if such action had been taken by Micrel, then such action will be deemed to be a breach of the non-solicitation provisions of the merger agreement by Micrel.

An “acquisition proposal” is defined to mean any offer, proposal or indication of interest from any third party relating to any acquisition transaction.

An “acquisition transaction” is defined to mean any transaction or series of related transactions (other than the transactions contemplated by the merger agreement) involving:

•	any acquisition or purchase by any third party, directly or indirectly, of 15% or more of any class of outstanding voting or equity securities of Micrel, or any tender offer or exchange offer that, if consummated, would result in any third party beneficially owning 15% or more of any class of outstanding voting or equity securities of Micrel;

•	any merger, consolidation, share exchange, business combination, joint venture or other similar transaction involving Micrel pursuant to which the shareholders of Micrel immediately preceding such transaction hold less than 85% of the equity interests in the surviving or resulting entity of such transaction;

•	any sale, lease (other than in the ordinary course of business), exchange, transfer, license (other than in the ordinary course of business), acquisition or disposition of 15% or more of the assets of Micrel or any of its subsidiaries (measured by the lesser of book or fair market value thereof as of the last day of Micrel’s last fiscal year);

•	any liquidation, dissolution, recapitalization, extraordinary dividend or other significant corporate reorganization of Micrel; or

•	any combination of the foregoing.

A “superior proposal” is defined to mean any bona fide written acquisition proposal (except that each reference in the definition of “acquisition transaction” in the merger agreement to “15%” or “85%” will instead be “50%”) that did not result from a breach of the non-solicitation provisions of the merger agreement and that Micrel’s board of directors has determined in good faith (after consultation with its financial advisor and its outside legal counsel, and after taking into account the financial, legal, regulatory and other aspects of such acquisition proposal and all of the terms and conditions of such acquisition proposal (including any termination or break-up fees, expense reimbursement provisions and any conditions, potential time delays or other risks to consummation), as well as any counter-offer or proposal made by Microchip pursuant to the merger agreement in a written offer capable of acceptance) would be more favorable, from a financial point of view, to the holders of common stock of Micrel in their capacities as such than the transactions contemplated by the merger agreement.

Micrel’s Board of Directors’ Recommendation

The Micrel Board of Directors resolved to recommend that the holders of common stock of Micrel adopt the merger agreement in accordance with the applicable provisions of California law. The Micrel Board of Directors also agreed to include its recommendation in this proxy statement/prospectus.

The Micrel Board of Directors also agreed that, from the date of the merger agreement until the consummation of the merger or its earlier termination, neither the Micrel Board of Directors nor any committee thereof will:

•	withdraw, amend or modify (or publicly propose to withhold, withdraw, amend or modify) in a manner adverse to Microchip or Merger Sub, the recommendation of the Micrel Board of Directors;

•	approve, endorse, adopt or recommend (or publicly propose to approve, endorse, adopt or recommend) any acquisition proposal or superior proposal;

•	fail to recommend against the acceptance of any tender offer or exchange offer for the shares of Micrel common stock that constitutes an acquisition proposal within ten business days after the commencement of such offer; or

•	resolve or publicly propose to take any of the foregoing actions.

The foregoing restrictions notwithstanding, at any time prior to the adoption of the merger agreement by Micrel’s shareholders, and after complying with the obligations described in the next paragraph, the Micrel Board of Directors may take the actions in the preceding paragraph (which we refer to in this proxy statement/prospectus as a “recommendation change”) if and only if:

•

The Micrel Board of Directors receives a bona fide written acquisition proposal that did not result from a breach that constitutes superior proposal and determines in good faith (after consultation with outside legal counsel) that the failure to effect a recommendation change would be inconsistent with its fiduciary duties to its shareholders under California law; or

•	a material fact, event, change, development or set of circumstances (an “intervening event”) with respect to the business, operations, financial condition or results of operations of Micrel or any of its subsidiaries (and not relating in any way to (i) an acquisition proposal or (ii) any fluctuation in the market price or trading volume of the common stock of Micrel or of Microchip, in and of itself) that was not known to (or reasonably foreseeable by) Micrel’s Board of Directors as of or prior to the date of the merger agreement has occurred and is continuing, and Micrel’s Board of Directors determines in good faith (after consultation with outside legal counsel) that the failure to effect a recommendation change would be inconsistent with its fiduciary duties to its shareholders under California law.

Prior to effecting a recommendation change, Micrel must give Microchip at least four business days’ notice of its intention to take such action, which notice must include:

•	in the case of a superior proposal, the most current version of the proposed definitive agreement and, to the extent not included therein, all material terms and conditions of the superior proposal and the identity of the person making such superior proposal; or

•	in the case of an intervening event, a written explanation of the Micrel Board of Directors’ basis and rationale for proposing to effect the recommendation change.

In addition, prior to effecting a recommendation change, (i) Micrel must cause its financial and legal advisors to, during the notice period, negotiate with Microchip in good faith any modifications to the terms and conditions of the merger agreement proposed by Microchip, and (ii) Microchip must not have made, within the notice period, a written proposal capable of acceptance that Micrel’s Board of Directors determines in good faith (after consultation with its financial advisor and its outside legal counsel):

•	in the case of a superior proposal, is at least as favorable, from a financial point of view, to shareholders of Micrel, in their capacity as such, as such superior proposal; or

•	in the case of an intervening event, would obviate the need for the Micrel Board of Directors to effect the recommendation change.

If at any time there is a material revision to the terms of a superior proposal, including any revision in price, Micrel must give Microchip a new notice, and a new four business day notice period will commence during which period Micrel will be obligated to take the actions described in the immediately preceding paragraph.

The merger agreement does not prohibit Micrel’s Board of Directors from (i) taking and disclosing to Micrel’s shareholders a position contemplated by Rule 14e-2(a) under the Exchange Act or complying with the provisions of Rule 14d-9 or Item 1012(a) of Regulation M-A under the Exchange Act (including by issuing a “stop, look and listen” statement) or (ii) making any disclosure to Micrel’s shareholders if the board of directors of Micrel determines in good faith, after consultation with outside legal counsel, that the failure to take such action would be inconsistent with applicable law (including board of directors of Micrel’s fiduciary duties). However, any statement made by the Micrel Board of Directors pursuant to Rule 14e-2(a) under the Exchange Act, Rule 14d-9 under the Exchange Act or Item 1012(a) of Regulation M-A under the Exchange Act or otherwise related to an acquisition proposal, it is acknowledged and agreed that any such disclosure, other than a “stop, look and listen” communication of the type contemplated by Section 14d-9(f) of the Exchange Act or any similar communication to shareholders of Micrel will not be deemed to be a recommendation change if the Micrel Board of Directors expressly publicly reaffirms its recommendation in such communication.

Indemnification and Insurance

For six years after the effective time of the merger, Microchip will cause the surviving company and its subsidiaries to honor and fulfill in all respects the obligations of Micrel and its subsidiaries under their respective certificates of incorporation and bylaws (and other similar organizational documents) and all agreements for indemnification, exculpation of liability or advancement of expenses, in effect as of the date of the merger agreement between Micrel or any of its subsidiaries and any of their respective current or former directors and officers or any person who becomes a director or officer prior to the effective time of the merger.

For a period of six years after the effective time of the merger, Microchip and Merger Sub 2 will maintain in effect Micrel’s current directors’ and officers’ liability insurance (the “D&O insurance”) in respect of acts or omissions occurring at or prior to the effective time of the merger, covering each person covered by the D&O insurance immediately prior to the effective time of the merger, on terms with respect to the coverage and amounts no less favorable than those of the D&O insurance in effect on the date of the merger agreement. Alternatively, the surviving company may substitute policies of Microchip, the surviving company or any of their respective subsidiaries containing terms with respect to coverage and amounts no less favorable to such persons than the D&O insurance. In satisfying the foregoing obligations with respect to the D&O insurance, Microchip and the surviving company will not be obligated to pay annual premiums in excess of 200% of the amount paid by Micrel for coverage for its last full fiscal year but, if the annual premiums exceed such amount, Microchip and the surviving company will be obligated to obtain a policy with the greatest coverage available for a cost not exceeding 200% of Micrel’s annual premium amounts as of the date of the merger agreement.

Notwithstanding the foregoing, prior to the effective time of the merger, Micrel may purchase a six-year “tail” prepaid policy on the D&O insurance on terms and conditions no less favorable, in the aggregate, than the D&O insurance and for an amount not to exceed 300% of Micrel’s annual premium amounts as of the date of the merger agreement. In the event that Micrel does not purchase such a tail policy, Microchip may do so on terms and conditions no less favorable, in the aggregate, than the D&O insurance. In the event that either Micrel or Microchip purchases such a tail policy prior to the effective time of the merger, Microchip and the surviving company will maintain such tail policy in full force and effect and continue to honor their respective obligations thereunder, in lieu of their obligation to maintain in effect the D&O insurance.

Employee Plans and Benefits

The merger agreement provides that:

•	Micrel will terminate its 401(k) plan, effective as of the day immediately prior to the date of the consummation of the merger, and Microchip will permit Micrel employees to transfer their account balances into Microchip’s 401(k) plan when distributed from Micrel’s terminated plan, including any outstanding participant loans, unless doing so would adversely affect the tax-qualified status of Microchip’s 401(k) plan;

•	Micrel will terminate (i) all current offering periods under its employee stock purchase plan within 5 days following the date of the merger agreement, and all accumulated payroll deductions as of such termination date will be returned to participants and (ii) its employee stock purchase plan as of the close of business as of the day immediately prior to the date of the consummation of the merger;

•	From the date of the merger agreement to December 31, 2015, Microchip will provide, or will cause to be provided, to all continuing employees of Micrel who remain employed by Microchip or any of its subsidiaries, cash compensation as favorable as that provided to such continuing employees immediately prior to the closing date of the merger; and

•	Micrel will terminate any and all group severance, separation, deferred compensation or salary continuation plans, programs or arrangements maintained by it or any of its subsidiaries, effective in each case no later than the day immediately preceding the closing date of the merger (excluding, for purposes of clarity, any individual severance arrangement entered into by Micrel or one of its subsidiaries with an employee of and any such plan, program or arrangement required to be maintained by Micrel or one of its subsidiaries by applicable law, as disclosed in Micrel’s disclosure letter).

Reasonable Best Efforts

Upon the terms and subject to the conditions set forth in the merger agreement, each of Microchip, Merger Sub, Merger Sub 2 and Micrel will use their reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other party or parties to the merger agreement in doing, all things reasonably necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by the merger agreement, including using reasonable best efforts to:

•	cause the conditions to the merger to be satisfied or fulfilled;

•	obtain all necessary consents, waivers and approvals under any material contracts, leases or intellectual property agreements to which Micrel or any of its subsidiaries is a party in connection with the merger agreement and the consummation of the transactions contemplated by the merger agreement so as to maintain and preserve the benefits under such contracts following the consummation of the transactions contemplated by the merger agreement;

•	obtain all necessary actions or non-actions, waivers, consents, approvals, orders and authorizations from governmental entities, the expiration or termination of any applicable waiting periods and making all necessary registrations, declarations and filings (including registrations, declarations and filings with governmental entities, if any); and

•	execute or deliver any additional instruments reasonably necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, the merger agreement.

As soon as may be reasonably practicable following the execution and delivery of the merger agreement, each of Microchip and Micrel will file with the FTC and the Antitrust Division a Notification and Report Form relating to the merger agreement and the transactions contemplated by the merger agreement as required by the HSR Act (and each of Microchip and Micrel will use reasonable best efforts to file such Form within ten business days following the execution and delivery of the merger agreement), as well as comparable pre-merger notification filings, forms and submissions with any foreign governmental entity that may be required by the antitrust laws of any applicable foreign jurisdiction. Each of Microchip and Micrel will promptly:

•	cooperate and coordinate with the other in the making of such filings;

•	supply the other with any information that may be required in order to effectuate such filings;

•	supply any additional information that reasonably may be required or requested by the FTC, the Antitrust Division or the competition or merger control authorities of any other applicable jurisdiction; and

•	share equally all filing fees and expenses incurred in connection with such filings.

Each party will promptly inform the other of any communication from any governmental entity regarding any of the transactions contemplated by the merger agreement. If Microchip, Merger Sub, Merger Sub 2, Micrel or any affiliate thereof receives a request for additional information or documentary material from any such governmental entity with respect to the transactions contemplated by the merger agreement, then such party will use reasonable best efforts to make, or cause to be made, as soon as reasonably practicable and after consultation with the other party, an appropriate response in compliance with such request. Subject to applicable law, no filing of, or amendment or supplement to, or written correspondence, with any governmental entity with respect to such antitrust laws will be made by Micrel or Microchip without providing the other a reasonable opportunity to review and comment thereon.

In the event that any “control share acquisition,” “fair price,” “moratorium” or other anti-takeover law is or becomes applicable to the merger agreement or any of the transactions contemplated by the merger agreement, Micrel, at the direction of Micrel’s board of directors, will use reasonable best efforts to ensure that the transactions contemplated by the merger agreement may be consummated as promptly as practicable on the terms and subject to the conditions set forth in the merger agreement, and otherwise to minimize the effect of such statute or regulation on the merger agreement and the transactions contemplated thereby.

Neither Microchip nor Merger Sub will:

•	have any obligation to litigate or contest any administrative or judicial action or proceeding or any decree, judgment, injunction or other order, whether temporary, preliminary or permanent; or

•	be under any obligation to make proposals, execute or carry out agreements, enter into consent decrees or submit to orders providing for an antitrust restraint.

An “antitrust restraint” is defined to mean (i) the sale, divestiture, license or other disposition or holding separate (through the establishment of a trust or otherwise) of any assets or categories of assets of Microchip or any of its affiliates or Micrel or any of its subsidiaries, (ii) the imposition of any limitation or regulation on the ability of Microchip or any of its affiliates to freely conduct their business or own such assets, or (iii) the holding separate of the shares of Micrel common stock or any limitation or regulation on the ability of Microchip or any of its affiliates to exercise full rights of ownership of the shares of Micrel common stock.

Other Covenants and Agreements

Microchip and Micrel have made certain other covenants to and agreements with each other regarding various other matters, including:

•	Microchip’s access to Micrel’s information and Microchip’s agreement to keep the information provided to it confidential;

•	an obligation of Micrel to notify Microchip of any litigation against Micrel or any of its directors by any shareholder of Micrel relating to the merger agreement or the transactions contemplated thereby;

•	an obligation to obtain the other party’s consent before making any press release, public statement with respect to the merger agreement or the transactions contemplated thereby; and

•	the obligations of Merger Sub and Merger Sub 2.

Conditions to Completion of the Merger

Conditions to the Obligations of Each Party

The respective obligations of Microchip, Merger Sub and Micrel to consummate the merger will be subject to the satisfaction or waiver (where permissible under applicable law) prior to the effective time of the merger, of each of the following conditions:

•	adoption of the merger agreement by the affirmative vote of holders of at least a majority of the outstanding shares of Micrel common stock;

•	expiration or termination of all applicable waiting periods (and extensions thereof) under the HSR Act, which was received on June 15, 2015;

•	receipt of additional antitrust clearances in Germany, which was received on June 17, 2015;

•	absence of any law that has been enacted, issued, promulgated, entered, enforced or deemed applicable to the merger by any governmental entity of competent jurisdiction, which law is in effect and has the effect of making the merger illegal in any jurisdiction or which has the effect of prohibiting or otherwise preventing the consummation of the merger in any jurisdiction;

•	absence of any order (whether temporary, preliminary or permanent) issued or granted by any governmental entity of competent jurisdiction that has the effect of making the merger illegal in any jurisdiction or which has the effect of prohibiting or otherwise preventing the consummation of the merger in any jurisdiction; and

•	the Form S-4 has been declared effective and no stop order suspending the effectiveness of the Form S-4 will be in effect and no proceedings for such purpose shall be pending before or threatened by the SEC.

Additional Conditions to the Obligations of Micrel

The obligations of Micrel to consummate the merger will also be subject to the satisfaction or waiver (where permissible under applicable law) prior to the effective time of the merger, of each of the following conditions, any of which may be waived (in writing) exclusively by Micrel:

•	the truth and correctness in all respects (disregarding all “material adverse effect” and materiality qualifications and other qualifications based on the word “material” contained in such representations and warranties) of Microchip’s, Merger Sub’s and Merger Sub 2’s representations and warranties in the merger agreement, as of the date of the merger agreement and on and as of the date of the closing of the merger (except for those representations and warranties which address matters only as of a particular date, the truth and correctness of which will be determined as of such particular date), except for any failure to be so true and correct that, individually or in the aggregate, has not had and would not reasonably be expected to have a material adverse effect on the ability of Microchip or Merger Sub to timely consummate the merger and the other transactions contemplated by the merger agreement;

•	the absence of any material adverse effect with respect to Microchip;

•	Microchip’s, Merger Sub’s and Merger Sub 2’s performance in all material respects of all of their respective obligations under the merger agreement required to be performed at or prior to the date of the closing of the merger and Microchip’s and Merger Sub’s compliance in all material respects with all covenants or other agreements of Microchip and Merger Sub required to be performed or complied with by them under the merger agreement;

•	the receipt by Micrel of a certificate on behalf of Microchip, Merger Sub and Merger Sub 2 certifying as to the satisfaction of the foregoing three conditions; and

•	the receipt by Micrel of a tax opinion.

Additional Conditions to the Obligations of Microchip, Merger Sub and Merger Sub 2.

The obligations of Microchip and Merger Sub to consummate the merger will also be subject to the satisfaction or waiver (where permissible under applicable law) prior to the effective time of the merger, of each of the following conditions, any of which may be waived (in writing) exclusively by Microchip and Merger Sub:

•	the truth and correctness in all material respects of Micrel’s representations and warranties concerning (i) the organization and standing of Micrel, (ii) the authority to enter into the merger agreement and certain actions by Micrel’s Board of Directors and the enforceability of the merger agreement, (iii) the absence of any broker’s fees in connection with the transactions contemplated by the merger agreement other than to Credit Suisse, (iv) the delivery of the opinion by Credit Suisse, and (v) the inapplicability of anti-takeover statutes to the merger and the absence of a shareholders rights plan, in each case as of the date of the merger agreement and on and as of the date of the closing of the merger (except for those representations and warranties which address matters only as of a particular date, the truth and correctness of which will be determined as of such particular date);

•	the truth and correctness of Micrel’s representations and warranties concerning its capitalization, as of the date of the merger agreement and as of the date of the closing of the merger (except for those representations and warranties which address matters only as of a particular date, the truth and correctness of which will be determined as of such particular date), except for any failure to be so true and correct in all but a de minimis amount;

•

the truth and correctness in all respects (disregarding all “material adverse effect” and materiality qualifications and other qualifications based on the word “material” contained in such representations and warranties) of Micrel’s other representations and warranties in the merger agreement, as of the date of the merger agreement and on and as of the date of the closing of the merger (except for those representations and warranties which address matters only as of a particular date, the truth and correctness of which will be determined as of such particular date), except for any failure to be so true and correct that, individually or in the aggregate, has not had and would not reasonably be expected to have a material adverse effect or to prevent, materially delay or materially impair the ability of Micrel to consummate the transaction contemplated by the merger agreement in accordance with the terms of the merger agreement and applicable law;

•	Micrel’s performance in all material respects of all of its obligations under the merger agreement required to be performed at or prior to the date of the closing of the merger;

•	the absence of a “material adverse effect” upon Micrel;

•	the receipt by Microchip of a certificate on behalf of Micrel certifying as to the satisfaction of the foregoing five conditions;

•	the absence of (i) any restraining order, preliminary or permanent injunction or other order by any court of competent jurisdiction or governmental entity (A) seeking to enjoin, restrain or prohibit the consummation of the merger or (B) seeking to impose any antitrust restraint; or, (ii) pending any suit, action or proceeding by a governmental entity of competent jurisdiction that seeks to make illegal or prevent or otherwise restrain the consummation of the merger or seeking to impose any antitrust restraint; and

•	the receipt by Microchip of a tax opinion.

Please refer to the section entitled “—Representations and Warranties” beginning on page 67 of this proxy statement/prospectus for the definition of “material adverse effect”.

Termination of the Merger Agreement

Micrel and Microchip may terminate the merger agreement by mutual written consent at any time before the effective time of the merger. In addition, with certain exceptions, either Micrel or Microchip may terminate the merger agreement at any time before the consummation of the merger if:

•	the merger agreement was not adopted by the shareholders of Micrel with the requisite vote at the special meeting or at any adjournment or postponement of the special meeting;

•	any governmental entity of competent jurisdiction has enacted, issued, promulgated, entered, enforced or deemed applicable to any of the transactions contemplated by the merger agreement, including the merger, any law that is in effect and has the effect of making the consummation of the merger illegal in any jurisdiction or which has the effect of prohibiting or otherwise preventing the consummation of the merger in any jurisdiction;

•	any governmental entity of competent jurisdiction has issued or granted any order that has the effect of making the merger illegal in any jurisdiction or which has the effect of prohibiting or otherwise preventing the consummation of the merger, and such order has become final and nonappealable; or

•	the effective time of the merger has not occurred on or before November 3, 2015; however, this termination right will not be available to any party whose action or failure to fulfill any obligation under the merger agreement has been the principal cause of or resulted in the failure of the effective time of the merger to have occurred on or before such dates.

Micrel may also terminate the merger agreement:

•	if Microchip, Merger Sub or Merger Sub 2 has breached any of its covenants or agreements in the merger agreement or if any of the representations and warranties of Microchip and Merger Sub in the merger agreement were inaccurate when made or become inaccurate, and such breach or inaccuracy (i) would give rise to the failure of a condition to Micrel’s obligation to consummate the merger and (ii) if curable by Microchip or Merger Sub through the exercise of commercially reasonable efforts, is not cured within 30 days after delivery of written notice to Microchip of such breach or inaccuracy; or

•	to concurrently enter into a definitive agreement to effect a superior proposal after a recommendation change by the Micrel Board of Directors if (i) Micrel’s shareholders have not yet adopted the merger agreement, (ii) Micrel has satisfied the specified requirements and conditions concerning notification of a recommendation change and negotiation with Microchip as described above in the section entitled “—Micrel’s Board of Directors’ Recommendation” beginning on page 74 of this proxy statement/prospectus and (iii) concurrently with the termination of the merger agreement, Micrel pays to Microchip the termination fee as described below in the section entitled “—Expenses and Termination Fees; Liability for Breach” beginning on page 81 of this proxy statement/prospectus.

Microchip may also terminate the merger agreement if:

•	Micrel has breached any of its covenants or agreements in the merger agreement or if any of the representations and warranties of Micrel in the merger agreement were inaccurate when made or become inaccurate, and such breach or inaccuracy (i) would give rise to the failure of a condition to Microchip’s or Merger Sub’s obligation to consummate the merger and (ii) if curable by Micrel through the exercise of commercially reasonable efforts, is not cured within 30 days after delivery of written notice to Micrel of such breach or inaccuracy; or

•	any of the following has occurred (each a “triggering event,” and together “triggering events”):

•	Micrel has breached (or is deemed to have breached) the non-solicitation provisions of the merger agreement in any material respect, without regard as to whether such breach results in an acquisition proposal; or

•	the Micrel Board of Directors or any committee thereof has effected a recommendation change.

Expenses and Termination Fees; Liability for Breach

Each party will generally pay all fees and expenses it incurs by it in connection with the merger and the other transactions contemplated by the merger agreement, except that Microchip and Micrel will share equally all fees and expenses in relation to the printing, filing and mailing of this proxy statement/prospectus and any filing or other paid to the SEC, in each case in connection with the merger (other than attorneys’ fees, accountants’ fees and related expenses). Microchip and Micrel will also share equally all fees and expenses in relation to any filings related to the HSR Act and the German Antitrust Law (other than attorneys’ fees, accountants’ fees and related expenses).

If the merger agreement is validly terminated, the merger agreement will become void and have no effect, without any liability or obligation on the part of Microchip, Micrel, Merger Sub or Merger Sub 2, except that termination will not relieve either party from any liability or damages resulting from fraud or a willful and material breach of the merger agreement and the obligation to pay any of the fees and expenses described below and the confidentiality agreement and certain general provisions of the merger agreement, including those relating to governing law, submission of jurisdiction and waiver of jury trial, will survive the termination of the merger agreement.

Micrel has agreed to pay to Microchip a fee of $34.6 million if:

•	a triggering event occurs;

•	Micrel terminates the merger agreement to concurrently enter into a definitive agreement to effect a superior proposal; or

•	all of the following occur:

•	the merger agreement is terminated (i) by Micrel or Microchip because the merger agreement is not adopted by the shareholders of Micrel at the special meeting or (ii) by Microchip due to a breach or inaccuracy of the covenants, agreements, representations or warranties of Micrel in the merger agreement;

•	an acquisition proposal is publicly announced, becomes publicly known or is communicated or otherwise made known to Micrel, after the date of the merger agreement and prior to such termination; and

•	within 12 months following the termination of the merger agreement, Micrel enters into a definitive agreement providing for, or consummates, any acquisition transaction (except that each reference in the definition of “acquisition transaction” in the merger agreement to “15%” or “85%” will instead be “50%”).

•	In the event that the merger agreement is terminated by Micrel or Microchip because the merger agreement is not adopted by the shareholders of Micrel at the special meeting, within two business days after demand by Microchip, Micrel shall pay to Microchip an amount equal to $8.0 million by wire transfer of immediately available funds to an account or accounts designated in writing by Microchip.

Specific Performance

Micrel, Microchip, Merger Sub and Merger Sub 2 are entitled to equitable relief without the requirement of posting a bond or other security, including to an injunction or injunctions to prevent breaches of the merger agreement and to enforce specifically the terms and provisions of the merger agreement in any court of the United States or any state having jurisdiction. Specific performance is in addition to any other remedy to which the parties are entitled at law or in equity.

THE VOTING AGREEMENTS

The summary of the material provisions of the voting agreements below and elsewhere in this proxy statement/prospectus is qualified in its entirety by reference to the form of voting agreement, a copy of which is attached as Annex B to this proxy statement/prospectus.

In connection with the execution of the merger agreement, all of the directors and executive officers of Micrel, in his or her capacity as a shareholder of Micrel, has entered into a voting agreement with Microchip pursuant to which he or she has agreed to vote all of his or her shares of Micrel common stock in favor of the adoption of the merger agreement. The voting agreements do not obligate Micrel’s directors and executive officers to elect a certain type of consideration. Raymond D. Zinn, Daniel Heneghan, James G. Gandenberger and Frank W. Schneider currently intend to elect stock consideration for those shares that each owns as of the effective time and the remaining directors and executive officers currently intend to elect cash consideration. However, all Micrel shareholders, including the directors and executive officers, are able to modify their election through the election deadline and no Micrel shareholder has submitted a completed election form as of the date of this proxy statement/prospectus. As of the record date, the individuals who entered into a voting agreement with Microchip collectively beneficially owned in the aggregate approximately 14,298,911 shares of Micrel common stock and owned of record approximately 12,122,311 shares of Micrel common stock, or approximately 21.2% of Micrel’s outstanding common stock entitled to vote at the special meeting.

The individuals who entered into the voting agreement are Raymond D. Zinn, James G. Gandenberger, Mansour Izadinia, Rami Kanama, Jung-Chen Lin, David Schwartz, Colin Sturt, Robert DeBarr, John E. Bourgoin, Robert Herb, Daniel J. Heneghan, Neil J. Miotto and Frank Schneider.

Each individual who entered into a voting agreement with Microchip agreed to vote his or her shares of Micrel common stock at the special meeting:

•	in favor of adoption of the merger agreement, the adoption of the merger agreement and the approval of the terms and each of the other transactions contemplated by the merger agreement;

•	against any inquiry, proposal, offer, indication of interest or transaction that constitutes or could reasonably be expected to lead to an acquisition proposal or acquisition transaction relating to Micrel; and

•	against any action, proposal, transaction or agreement which would reasonably be expected to impede, interfere with, delay, discourage, adversely affect or inhibit the timely consummation of the merger or the fulfillment of Microchip’s, Micrel’s, Merger Sub’s or Merger Sub 2’s conditions under the merger agreement or change in any manner the voting rights of any security of Micrel.

These individuals also granted Microchip a proxy to vote their shares of Micrel common stock on any of the foregoing matters at the special meeting. These individuals further agreed to (i) certain restrictions on the transfer, sale and disposition of their shares of Micrel common stock and (ii) not exercise any dissenters’ rights with respect to the merger.

If the merger agreement is terminated in accordance with its terms, these voting agreements will also terminate.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

General

The following summary discusses the material U.S. federal income tax consequences of the mergers to U.S. Holders (as defined below). This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), applicable Treasury regulations, administrative interpretations and court decisions as in effect as of the date of this proxy statement/prospectus, all of which may change, possibly with retroactive effect. For purposes of this discussion, a “U.S. Holder” is a beneficial owner of Micrel common stock that is for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any state therein or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust (i) that is subject to the primary supervision of a court within the United States and all the substantial decisions of which are controlled by one or more U.S. persons or (ii) that has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

This discussion addresses only the consequences of the exchange of shares of Micrel common stock held as capital assets. It does not address all aspects of U.S. federal income taxation that may be important to a U.S. Holder in light of that shareholder’s particular circumstances, or to a U.S. Holder subject to special rules, such as:

•	a financial institution or insurance company;

•	a tax-exempt organization;

•	a dealer or broker in securities;

•	a shareholder who holds Micrel common stock as part of a hedge, appreciated financial position, straddle, or conversion or integrated transaction; or

•	a shareholder who acquired Micrel common stock pursuant to the exercise of compensatory options or stock purchase plans or otherwise as compensation.

If a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds the shares of Micrel common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. A partner of a partnership holding shares of Micrel common stock should consult its tax advisors.

This discussion of material U.S. federal income tax consequences is not a complete analysis or description of all potential U.S. federal income tax consequences of the mergers. This discussion does not address tax consequences that may vary with, or are contingent on, individual circumstances. In addition, it does not address any alternative minimum tax, any non-income tax or any non-U.S., state or local tax consequences of the mergers or the potential application of the Medicare contribution tax on net investment income. Accordingly, we strongly urge each Micrel shareholder to consult his or her own tax advisor to determine the particular U.S. federal, state or local or foreign income or other tax consequences to him or her of the mergers.

Tax Opinions

Microchip is receiving an opinion of Wilson Sonsini Goodrich & Rosati, P.C., counsel to Microchip, and Micrel is receiving an opinion of Davis Polk & Wardwell LLP, counsel to Micrel (together with Microchip’s counsel, “tax counsel”) each dated as of the effective date of this proxy statement/prospectus. Based on certain representations, covenants and assumptions described below, all of which must continue to be true and accurate in all material respects as of the effective time of the merger, it is the opinion of tax counsel that the mergers will be treated for U.S. federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code. It is a condition to the obligation of each of Microchip and Micrel to complete the merger that the relevant tax counsel confirms its opinion as of the closing date of the mergers.

The opinions of tax counsel regarding the mergers and the confirmation opinions regarding the mergers as of the closing date of the mergers (the “closing date opinions”) each rely on (1) representations and covenants made by Microchip and Micrel, including those contained in certificates of officers of Microchip and Micrel, and (2) specified assumptions, including an assumption regarding the completion of the mergers in the manner contemplated by the merger agreement. In addition, the opinions of tax counsel assume, and tax counsel’s ability to provide the closing date opinions depend on, the absence of changes in existing facts or in law between the effective date of this proxy statement/prospectus and the closing date of the mergers. If any of those representations, covenants or assumptions is inaccurate, tax counsel may not be able to provide the required closing date opinions or the tax consequences of the mergers could differ from those described in the opinions that tax counsel are delivering at the effective time of this proxy statement/prospectus. An opinion of tax counsel neither binds the Internal Revenue Service (“IRS”) nor precludes the IRS or the courts from adopting a contrary position. Neither Microchip nor Micrel intends to obtain a ruling from the IRS on the tax consequences of the mergers.

U.S. Federal Income Tax Consequences to Microchip and Micrel

Neither Microchip nor Micrel will recognize any gain or loss for U.S. federal income tax purposes as a result of the mergers.

U.S. Federal Income Tax Consequences to U.S. Holders Who Participate in the Mergers

Receipt Solely of Microchip Common Stock

A U.S. Holder who receives only shares of Microchip common stock in the mergers will not recognize any gain or loss except for any gain or loss recognized with respect to cash received in lieu of a fractional share of Microchip common stock. U.S. Holders will recognize gain or loss on any cash received in lieu of a fractional share of Microchip common stock equal to the difference between the amount of cash received in lieu of the fractional share and the portion of the holder’s adjusted tax basis of the shares of Micrel common stock surrendered that is allocable to the fractional share. Such gain or loss generally will be long-term capital gain or loss if the holding period in Micrel common stock is more than one year as of the closing date of the mergers. Such U.S. Holder will have an adjusted tax basis in the Microchip common stock received in the mergers, including any fractional share for which cash is received, equal to the adjusted tax basis of the Micrel common stock surrendered by that holder in the mergers. The holding period for Microchip common stock received in the mergers will include the holding period for the Micrel common stock surrendered therefor.

Receipt of Microchip Common Stock and Cash

A U.S. Holder who receives both Microchip common stock and cash in the mergers will not recognize any loss on the exchange, and will recognize gain (if any) equal to the lesser of: (1) the amount of cash so received (excluding cash received in lieu of a fractional share of Microchip common stock); and (2) the excess of the sum of the amount of cash so received (including cash received in lieu of a fractional share of Microchip common stock) and the fair market value on the closing date of the mergers of the shares of Microchip common stock received over the shareholder’s adjusted tax basis for the shares of Micrel common stock surrendered in the exchange. U.S. Holders will also recognize gain or loss on any cash received in lieu of a fractional share of Microchip common stock as described in the section “—Receipt Solely of Microchip Common Stock.”

Any gain recognized with respect to shares of Micrel common stock as a consequence of participating in the mergers generally will be capital gain, and generally will be long-term capital gain if the shares have been held for more than one year on the closing date of the mergers. It is possible, however, that a U.S. Holder would instead be required to treat all or part of such gain as dividend income if the receipt of cash by such U.S. Holder had the effect of a distribution of a dividend (a “dividend equivalent transaction”). If a stockholder with a relatively minimal stock interest in Microchip and Micrel suffers a reduction in its proportionate interest in Microchip as a result of the mergers, such stockholder should not be regarded as having had a dividend equivalent transaction; however, because the potential for dividend equivalent transaction treatment depends on a Micrel shareholder’s individual circumstances, a U.S. Holder should consult its own tax advisor as to whether its receipt of cash in the mergers will be treated as capital gain or dividend income under the Code.

A U.S. Holder who receives Microchip common stock will have an adjusted tax basis in the Microchip common stock received in the mergers (including the basis in any fractional shares for which cash is received) equal to the adjusted tax basis of the shares of Micrel common stock surrendered, increased by the amount of gain, if any, recognized, including any portion of the gain that is treated as a dividend (but excluding gain recognized with respect to fractional shares), and decreased by the amount, if any, of cash received (excluding any cash received in lieu of fractional shares).

The holding period for shares of Microchip common stock received in exchange for shares of Micrel common stock in the mergers will include the holding period for the shares of Micrel common stock surrendered in the mergers.

In the case of a U.S. Holder who holds shares of Micrel common stock with differing tax bases and/or holding periods, the preceding rules must be applied separately to each identifiable block of shares of Micrel common stock.

Receipt Solely of Cash

A U.S. Holder who receives only cash in the mergers will generally recognize gain or loss equal to the difference between the amount of cash received and its adjusted tax basis in the shares of Micrel common stock surrendered in the exchange. It is anticipated that for most U.S. Holders any recognized gain will be capital gain, as described above. However, it is possible that a U.S. Holder would instead be required to treat all or part of such gain as dividend income as described in the section “—Receipt of Microchip Common Stock and Cash.” A U.S. Holder should consult its own tax advisor as to whether its receipt of cash in the mergers will be treated as capital gain or dividend income under the Code.

Reporting

Micrel shareholders who owned at least five percent (by vote or value) of the total outstanding stock of Micrel or Micrel common stock with a tax basis of $1 million or more are required to attach a statement to their tax returns for the year in which the mergers are completed that contains the information listed in Treasury Regulations Section 1.368-3(b). Such statement must include the shareholder’s tax basis in the shareholder’s Micrel common stock and the fair market value of such stock.

Backup Withholding and Information Reporting

Information returns are required to be filed with the IRS in connection with cash payments from a disposition of shares of Micrel common stock by a U.S. Holder pursuant to the mergers, unless the U.S. Holder is an exempt recipient. Backup withholding at a rate of 28% will apply to cash paid in the transaction to a U.S. Holder, unless the shareholder furnishes a correct taxpayer identification number and certifies that he or she is not subject to backup withholding on the IRS Form W-9 included in the letter of transmittal to be delivered to such shareholder following the completion of the mergers or the U.S. Holder establishes an exemption from backup withholding.

Any amount withheld under the backup withholding rules will be allowed as a refund or credit against U.S. federal income tax liability, provided the required information is timely furnished to the IRS. The IRS may impose a penalty upon any taxpayer that fails to provide the correct taxpayer identification number.

ACCOUNTING TREATMENT

Each of Microchip and Micrel prepares its financial statements in accordance with GAAP. The merger will be accounted for using the acquisition method of accounting with Microchip treated as the acquiror of Micrel for accounting purposes. This means that the assets, liabilities and commitments of Micrel, the accounting acquiree, are adjusted to their estimated fair value at the acquisition date. Under the acquisition method of accounting, intangible assets are amortized over their remaining useful lives and tested for impairment at least annually.

COMPARATIVE STOCK PRICE DATA AND DIVIDENDS

Shares of Microchip common stock are listed for trading on NASDAQ under the symbol “MCHP”. Shares of Micrel common stock are listed for trading on NASDAQ under the symbol “MCRL”. The following table presents trading information for Microchip and Micrel common stock on May 6, 2015, the last trading day before announcement of the merger and [●], the most recent practicable trading day before the date of this proxy statement/prospectus. For illustrative purposes, the following table also provides average high, low and closing sales prices calculated by averaging the high, low and closing sales prices for shares of Microchip common stock on each of the trading days during the period of ten trading days ending on the second to last trading day prior to such dates. For illustrative purposes, the following table also provides Micrel equivalent per share information, representing the approximate number of shares of Microchip common stock that Micrel shareholders who elect stock consideration will be entitled to receive, in exchange for each share of Micrel common stock they hold at the effective time of the merger, assuming no proration.

	Microchip Common Stock			Microchip Common Stock (Ten-Day Averages)			Micrel Common Stock			Equivalent Per-Share Value
Date	High	Low	Close	High	Low	Close	High	Low	Close	High	Low	Close
May 6, 2015	$47.91	$46.73	$47.11	48.613	47.790	48.243	$13.75	$13.40	$13.58	0.2880	0.2929	0.2902
[●], 2015	[●]	[●]	[●]	[●]	[●]	[●]	[●]	[●]	[●]	[●]	[●]	[●]

The following tables set forth the high and low closing prices of shares of Microchip common stock and Micrel common stock as reported in the NASDAQ’s consolidated transaction reporting system and the quarterly cash dividends declared per share, for the calendar quarters indicated.

	Micrel			Microchip
Calendar Period	High	Low	Cash Dividends Declared	High	Low	Cash Dividends Declared
Year ended December 31, 2012	$12.25	$9.01	$0.205	$38.42	$29.37	$1.402
First Quarter	12.25	9.88	0.04	38.42	35.17	0.3490
Second Quarter	10.89	9.18	0.04	37.32	30.40	0.3500
Third Quarter	10.99	9.06	0.04	35.73	31.03	0.3510
Fourth Quarter	10.47	9.01	0.085	33.37	29.37	0.3520
Year ended December 31, 2013	10.72	8.79	0.1425	44.75	32.58	1.415
First Quarter	10.69	9.82	—	37.32	32.58	0.3530
Second Quarter	10.40	9.51	0.0425	38.04	34.23	0.3535
Third Quarter	10.72	8.99	0.05	41.69	37.37	0.3540
Fourth Quarter	9.87	8.79	0.05	44.75	38.82	0.3545
Year ended December 31, 2014	14.51	9.65	0.20	49.83	37.73	1.423
First Quarter	11.08	9.65	0.05	48.09	43.61	0.3550
Second Quarter	11.60	9.92	0.05	49.48	45.85	0.3555
Third Quarter	12.62	10.11	0.05	49.83	45.02	0.3560
Fourth Quarter	14.51	11.06	0.05	46.59	37.73	0.3565
Year ending December 31, 2015
First Quarter	15.63	13.25	0.05	52.41	43.02	0.3570
Second Quarter			0.05			0.3575

DESCRIPTION OF MICROCHIP CAPITAL STOCK

The following describes the material terms of the capital stock of Microchip. This description is qualified in its entirety by reference to Microchip’s restated charter and Microchip’s bylaws, each as amended to date, which are incorporated herein by reference into this proxy statement/prospectus. See “Where You Can Find More Information” for more information about the documents incorporated by reference into this proxy statement/prospectus.

Microchip’s charter, as amended, authorizes Microchip to issue up to 450,000,000 shares of common stock and up to 5,000,000 shares of preferred stock. As of March 31, 2015, Microchip had outstanding 202,080,306 shares of common stock and no outstanding shares of preferred stock.

Common Stock

Subject to preferences that may be applicable to any preferred stock outstanding at the time, the holders of outstanding shares of Microchip common stock are entitled to receive dividends out of assets legally available therefor at such times and in such amounts as the Microchip Board of Directors from time to time may determine. Holders of Microchip common stock are also entitled to one vote for each share held on all matters submitted to a vote of Microchip stockholders. Microchip common stock is not entitled to preemptive rights and is not subject to conversion or redemption. Upon liquidation, dissolution or winding-up of Microchip, the assets legally available for distribution to Microchip stockholders would be distributed ratably among the holders of Microchip common stock and any participating preferred stock outstanding at that time after payment of liquidation preferences, if any, on any outstanding preferred stock and payment of other claims of creditors. Each outstanding share of Microchip common stock is, and all shares of Microchip common stock currently outstanding are, fully paid and nonassessable.

Preferred Stock

Microchip is authorized to issue up to 5,000,000 shares of preferred stock. The Microchip Board of Directors is authorized, subject to limitations prescribed by the Delaware General Corporation Law (the “DGCL”), to provide for the issuance of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the rights, preferences and privileges of the shares of each wholly unissued series and any qualifications, limitations or restrictions thereon, and to increase or decrease the number of shares of any such series (but not below the number of shares of such series then outstanding), without any further vote or action by Microchip stockholders. The Microchip Board of Directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of Microchip common stock. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of Microchip and may adversely affect the market price of Microchip common stock, and the voting and other rights of the holders of Microchip common stock. Microchip has no current plans to issue any shares of preferred stock.

COMPARISON OF STOCKHOLDERS’ RIGHTS

Microchip is incorporated under Delaware law and Micrel is incorporated under California law. Differences, therefore, between the rights of Microchip stockholders and the rights of Micrel shareholders result both from differences in the corporate law in Delaware and in California, and differences in the companies’ respective articles or charter and bylaws. The rights of Microchip stockholders are governed by Delaware law, the Microchip charter and the Microchip bylaws, each as amended to date. The rights of Micrel shareholders are currently governed by California law, the Micrel articles and the Micrel bylaws, each as amended to date. Upon completion of the merger, the rights of Micrel shareholders who exchange their shares of Micrel common stock for shares of Microchip common stock in the merger will be governed by Delaware law, the Microchip charter and the Microchip bylaws.

The following is a summary of the material differences between the rights of holders of Microchip common stock and the rights of holders of Micrel common stock, but does not purport to be a complete description of those differences, or a complete description of the specific provisions referred to in this summary. The identification of specific differences is not intended to indicate that other equally significant or more significant differences do not exist. The Microchip charter, the Microchip bylaws, the Micrel articles and the Micrel bylaws are subject to amendment in accordance with their terms. Copies of these governing corporate instruments as currently in effect are available, without charge, to any person, including any beneficial owner to whom this proxy statement/prospectus is delivered, by following the instructions listed under “Where You Can Find More Information”.

Micrel	Microchip
Authorized Shares. The aggregate number of shares which Micrel is authorized to issue is 255,000,000, consisting of (i) 5,000,000 shares of preferred stock, no par value per share, and (ii) 250,000,000 shares of common stock, no par value per share.	Authorized Shares. The aggregate number of shares which Microchip is authorized to issue is 455,000,000, consisting of (i) 5,000,000 shares of preferred stock, par value $0.001 per share, and (ii) 450,000,000 shares of common stock, par value $0.001 per share.

Common Stock. As of the record date, Micrel had issued and outstanding 57,120,322 shares of common stock, of which no shares were held in treasury.	Common Stock. As of the record date, Microchip had issued and outstanding 202,387,811 shares of common stock, of which 16,402,183 shares were held in treasury.

Preferred Stock. Under the Micrel articles, Micrel has 5,000,000 authorized shares of “blank check” preferred stock, no par value. As such, the Micrel Board of Directors may fix or alter the dividend rights, dividend rate, conversion rights, voting rights, rights and terms of redemption, the redemption price or prices, and the liquidation preferences of any wholly unissued series of preferred shares, and the number of shares constituting any such series and the designation thereof. The Board of Directors may also increase or decrease the number of shares of any series subsequent to the issue of shares then-outstanding. The rights of preferred shareholders may supersede the rights of common shareholders.

As of the record date, Micrel has no preferred stock issued and outstanding.

Preferred Stock. Under the Microchip charter, Microchip has 5,000,000 authorized shares of “blank check” preferred stock, par value $0.001. The Microchip charter authorizes the Microchip Board of Directors to provide for the issuance of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the rights, preferences and privileges of the shares of each wholly unissued series and any qualifications, limitations or restrictions thereon, and to increase or decrease the number of shares of any such series (but not below the number of shares of such series then outstanding), without any further vote or action by the stockholders. The rights of preferred stockholders may supersede the rights of common stockholders.

As of the record date, Microchip does not have any preferred stock issued and outstanding. Microchip has no current plans to issue any shares of preferred stock.

Micrel	Microchip
VOTING RIGHTS

Each holder of common stock is entitled to one vote for each share of common stock outstanding in his or her name on the stock record books of Micrel. Except as otherwise provided in the rights, powers or preferences in any class or series of preferred stock of Micrel or as required by law, all voting rights of Micrel will be vested in the holders of common stock.	Under the Microchip charter, each holder of Microchip common stock is entitled to one vote for each share of common stock they hold on all matters to be voted on by Microchip’s stockholders. Except as otherwise provided in the rights, powers or preferences in any class or series of preferred stock of Microchip or as required by law, all voting rights of Microchip will be vested in the holders of Microchip common stock.

SUPERMAJORITY VOTING

Under the Micrel bylaws, shareholders’ right to adopt, amend or repeal the bylaws of Micrel requires, among other things, requires the affirmative vote of a majority of the voting power of all of the then-outstanding shares of Micrel capital stock entitled to vote generally in the election of directors, voting together as a single class.	Not applicable.

AMENDMENTS TO THE ARTICLES OF INCORPORATION OR CHARTER

Under the CCC, an article of incorporation amendment requires approval of the board of directors and approval by a majority of the outstanding stock entitled to vote thereon. The Micrel articles do not require any greater proportion for approval.	Under the DGCL, a charter amendment requires a board resolution advising the amendment and approval by a majority of the outstanding stock entitled to vote thereon, and a majority of the outstanding stock of each class entitled to vote thereon, unless the charter requires a greater proportion for approval. The Microchip charter does not require a greater proportion for approval.

AMENDMENT TO THE BYLAWS

Under the Micrel bylaws, the Micrel Board of Directors may adopt, amend or repeal the Micrel bylaws by a majority of the whole board; provided that only the shareholders may change the authorized number of directors or adopt, amend or repeal any provision of the articles or the bylaws concerning adoption, amendment or repeal of bylaws. A bylaw adopted by the shareholders may restrict or eliminate the power of the Board of Directors to adopt, amend or repeal any or all bylaws.	Under the Microchip charter, the Microchip Board of Directors may make, amend, alter or repeal any Microchip bylaws without the approval of Microchip stockholders. Under the Microchip bylaws, the Microchip bylaws may be amended, altered, repealed or rescinded, or new bylaws may be adopted by the Microchip Board of Directors. Under the Microchip bylaws, any bylaw amendments may be approved by the affirmative vote of the holders of a majority of the outstanding shares of Microchip common stock.

SPECIAL MEETINGS OF STOCKHOLDERS

Under the Micrel bylaws, a special meeting of shareholders for any proper purpose may be called by (i) the chairman of the Board of Directors, (ii) the president or (iii) the Board of Directors pursuant to a resolution adopted by a majority of the total number of authorized directors. A special meeting of shareholders	Under the Microchip bylaws, special meetings of stockholders may be called at any time by the Microchip Board of Directors, by the chairman of Microchip’s Board of Directors, or by one or more Microchip stockholders owning in the aggregate not less than 50% of the entire capital stock of Microchip

Micrel	Microchip

for any proper purpose will be called by the Micrel upon written request of shareholders owning 10% of the shares entitled to vote at that meeting, provided, that such request conforms with requirements specified in the bylaws.	that is issued and outstanding and entitled to vote. Special meetings that are called by any other person or persons must be made in writing, specifying the time of such meeting and the general nature of the business proposed to be transacted, and shall be delivered personally or sent by registered mail or other transmission to the chairman of Microchip’s Board of Directors, the president, chief executive officer or the secretary of Microchip. Business transacted at any special meeting of stockholders is limited to the purposes stated in the notice of the meeting.

Notice of the time and place of each meeting of shareholders must be given in writing not less than 10 days nor more than 60 days prior to the meeting.	Notice of the time and place of every meeting of stockholders must be given in writing not less than 35 days nor more than 60 days prior to the meeting.

STOCKHOLDER PROPOSALS AND NOMINATIONS

Under the Micrel bylaws, for nominations of directors and other proposals properly brought before an annual meeting of shareholders by a shareholder, timely written notice must be given. In general, to be considered timely, a shareholder’s notice must be delivered to Micrel’s Secretary at the principal offices of Micrel not later than 45 days prior to the first anniversary of the date on which proxy materials for the immediately preceding annual meeting of shareholders were mailed.	Under the Microchip bylaws, for nominations of directors and other proposals properly brought before a meeting of stockholders by a stockholder, timely written notice must be given. In general, for nominations of directors at annual meetings that are election meetings and for other proposals properly brought before an annual meeting by a stockholder, to be considered timely, a stockholder’s notice must be delivered to or mailed and received by the Microchip Secretary at Microchip’s principal executive offices not less than 90 days prior to the first anniversary of the preceding year’s annual meeting of stockholders.

STOCKHOLDER ACTION BY WRITTEN CONSENT

Stockholder action by written consent is not prohibited by the Micrel articles and is contemplated by the Micrel bylaws.	Stockholder action by written consent is not prohibited by the Microchip charter and is contemplated by the Microchip bylaws.

BOARD OF DIRECTORS

Number of Directors

The Micrel bylaws provide that the number of directors will not be less than four, nor more than seven, which number will be determined by resolution of the Board of Directors. Any change to the minimum or maximum number of directors must be approved by a majority of the outstanding shares entitled to vote; provided that an amendment reducing the minimum number of directors to a number less than five cannot be approved if the votes cast against its adoption at a meeting are equal to more than 16 2⁄3% of the outstanding shares entitled to vote. The size of Micrel’s board is currently fixed at six directors.	The Microchip bylaws provide that the number of directors will be five, as fixed from time to time by a duly adopted amendment to the certificate of incorporation or by an amendment to the bylaws. The Microchip Board of Directors currently has five directors.

Micrel	Microchip
Classification

The Micrel Board of Directors is not divided into classes. Under the Micrel bylaws, each director is elected at the annual meeting of shareholders for a term of one year.	The Microchip Board of Directors is not divided into classes. Under the Microchip bylaws, each director is elected at the annual meeting of stockholders for a term of one year.

Removal

Under the Micrel bylaws, a director may be removed from office at any time with or without cause by the affirmative vote of the holders of a majority of the voting power of all of the then-outstanding capital stock of Micrel entitled to vote generally at an election of directors; provided that no director may be removed (unless the entire board is removed) when the votes cast against removal, or not consenting in writing to the removal, would be sufficient to elect the director if voted cumulatively at an election at which the same total number of votes were cast (or, if the action is taken by written consent, all shares entitled to vote were voted) and the entire number of directors authorized at the time of the director’s most recent election were then being elected.	Under the Microchip bylaws, a director may be removed from office at any time with or without cause by the affirmative vote of the holders of a majority of the voting power of all of the then-outstanding capital stock of Microchip entitled to vote generally at an election of directors.

Vacancies

Under the Micrel bylaws, vacancies in the Board of Directors may be filled by a majority of the remaining directors, even if less than a quorum, or by a sole remaining director; however, a vacancy created by the removal of a director by the vote or written consent of the shareholders or by court order may be filled only by the affirmative vote of a majority of the shares represented and voting at a duly held meeting at which a quorum is present (which shares voting affirmatively also constitute a majority of the required quorum), or by the unanimous written consent of all shares entitled to vote thereon. A Micrel director elected to fill a vacancy shall hold office until the next annual meeting of the shareholders and until a successor has been elected and qualified.	Under the Microchip charter, any vacancies in the board for any reason, and any directorships resulting from any increase in the number of directors, will be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum, and any directors so chosen will hold office until their successors will be elected and qualified. Under the Microchip bylaws, any newly created directorship resulting from an increase in the number of directors may be filled by a majority of the board then in office. Under the charter, the number of directors constituting the entire Microchip Board of Directors may not be reduced to shorten the term of any incumbent director.

Special Meetings of the Board

Under the Micrel bylaws, special meetings of the board may be held whenever called by the chairman of the board, the president, any vice president, the secretary or by any one director.	Under the Microchip bylaws, the board may be called at any time, and for any purpose permitted by law, by the president or secretary of Microchip or by any two members of the Microchip Board of Directors.

Micrel	Microchip
Director Liability and Indemnification

Micrel’s articles provide that the liability of the directors of Micrel for monetary damages shall be eliminated to the fullest extent permissible under California law. Micrel’s bylaws further provide that Micrel may indemnify its officers and directors to the fullest extent permitted under California law. Micrel’s bylaws further provide that Micrel may indemnify each of its employees and agents against expenses, judgments, fines settlements, and other amounts actually and reasonably incurred in connection with any proceeding, arising by reason of the fact that such person is or was an agent of Micrel, to the extent and in the manner permitted by the CCC.	Under the Microchip charter, no director will be personally liable to Microchip or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under DGCL Section 174 (concerning unlawful distributions to stockholders), (iv) for any transaction from which the director derived an improper personal benefit or (v) for any act or omission occurring prior to the date when the relevant indemnification provision of the Microchip charter will have become effective pursuant to Sections 242, 245 and 103 of the DGCL.

The Microchip bylaws provide that Microchip will indemnify its directors and officers to the fullest extent authorized by the DGCL against all costs, charges, expenses, liabilities and losses (including attorneys’ fees, judgments, fines, and amounts paid or to be paid in settlement) reasonably incurred or suffered by such person in connection therewith.

STOCKHOLDER RIGHTS PLAN

Micrel does not have a shareholder rights plan currently in effect, but under California law, the Micrel Board of Directors could adopt such a plan without shareholder approval.	Microchip does not have a stockholder rights plan currently in effect, but under Delaware law, the Microchip Board of Directors could adopt such a plan without stockholder approval.

BUSINESS COMBINATIONS

The Micrel articles do not require a supermajority vote of shareholders for any action of shareholders related to business combinations.

The Microchip charter does not require a supermajority vote of stockholders for any action of stockholders related to business combinations.

The DGCL prohibits a Delaware corporation from engaging in a “business combination” with an “interested stockholder” (i.e., a stockholder owning 15% or more of the corporation’s voting stock) for three years following the time that the “interested stockholder” becomes such, subject to certain exceptions. Microchip has not opted out of Section 203 in the Microchip charter and is therefore governed by the terms of this provision of the DGCL.

LEGAL MATTERS

The validity of the shares of Microchip common stock offered by this document will be passed upon by Wilson Sonsini Goodrich & Rosati, Professional Corporation, counsel to Microchip. Certain U.S. federal income tax consequences relating to the merger will be passed upon for Micrel by Davis Polk & Wardwell LLP and for Microchip by Wilson Sonsini Goodrich & Rosati, Professional Corporation.

EXPERTS

Microchip

The consolidated financial statements of Microchip appearing in Microchip’s Annual Report on Form 10-K for the year ended March 31, 2015, and the effectiveness of Microchip’s internal control over financial reporting as of March 31, 2015 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

Micrel

The consolidated financial statements (and schedule) of Micrel, Incorporated as of December 31, 2014 and 2013, and for each of the years in the two-year period ended December 31, 2014, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2014 have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The financial statements of Micrel, Incorporated for the year ended December 31, 2012 incorporated in this Prospectus by reference to Micrel, Incorporated’s Annual Report on Form 10-K for the year ended December 31, 2014 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

FUTURE STOCKHOLDER PROPOSALS

Microchip

Microchip stockholders who wish to have proposals considered for inclusion in the Proxy Statement and form of proxy for Microchip’s 2016 Annual Meeting of Stockholders pursuant to Rule 14a-8 under the Exchange Act must cause their proposals to be received in writing by Microchip’s Secretary at Microchip’s principal executive office, 2355 West Chandler Boulevard, Chandler, Arizona 85224, no later than 120 days prior to the one year anniversary of the date that Microchip mails its proxy statement for its 2015 Annual Meeting of Microchip Stockholders (the “Proxy Mailing Date”). Any proposal should be addressed to Microchip’s Secretary and may be included in next year’s proxy materials only if such proposal complies with Microchip’s bylaws and the rules and regulations promulgated by the Securities and Exchange Commission. Nothing in this section will be deemed to require Microchip to include in its Proxy Statement or its proxy relating to any annual meeting any stockholder proposal that does not meet all of the requirements for inclusion established by the Securities and Exchange Commission.

In addition, Microchip’s bylaws require that Microchip be given advance written notice of nominations for election to the Microchip Board of Directors and other matters that stockholders wish to present for action at an annual meeting of stockholders (other than matters included in Microchip’s proxy materials in accordance with Rule 14a-8(e) under the Exchange Act). Microchip’s Secretary must receive such notice at the address set forth above not less than 90 days prior to the one year anniversary of the Proxy Mailing Date, for matters to be presented at the 2016 Annual Meeting of Microchip Stockholders. However, in the event that the date of the

2016 Annual Meeting of Microchip Stockholders is not held within 30 days of the one year anniversary of the date of the Microchip 2015 Annual Meeting of Microchip Stockholders, for notice by the stockholder to be timely it must be received no more than 120 days prior to the date of the 2016 Annual Meeting of Microchip Stockholders and not less than the later of the close of business (a) 90 days prior to the date of the 2016 Annual Meeting of Microchip Stockholders and (b) the 10th day following the day on which public announcement of such meeting was first made by Microchip. If timely notice is not received by Microchip, then Microchip may exercise discretionary voting authority under proxies it solicits to vote in accordance with its best judgment on any such stockholder proposal or nomination.

Micrel

Micrel held its 2014 annual meeting of shareholders on May 22, 2014. It is not expected that Micrel will hold an annual meeting of shareholders for 2015 unless the merger is not completed. If the merger is not completed, Micrel will provide notice of the date fixed for the annual meeting, as well as the deadline for submitting shareholder proposals for such meeting to be included in Micrel’s proxy statement. To be considered eligible for inclusion in Micrel’s proxy statement, a proposal must conform to the requirements of Rule 14a-8 of the Exchange Act and should be sent to the Micrel Corporate Secretary at 2180 Fortune Drive, San Jose, California 95131. In addition, under Micrel’s bylaws, shareholders must comply with specified procedures to nominate directors or introduce an item of business at an annual meeting. Nominations or an item of business to be introduced at the 2015 Micrel annual meeting, if there is such a meeting, must be submitted in writing and received by Micrel not later than the tenth calendar day following the day on which public announcement of the date of the annual meeting is made. To be in proper written form, a shareholder’s notice must contain the specific information required by Micrel’s bylaws. A copy of the Micrel bylaws, which describes the advance notice procedures, can be obtained from the Micrel Corporate Secretary at the address set forth above.

HOUSEHOLDING OF PROXY STATEMENT/PROSPECTUS

The SEC has adopted rules that permit companies and intermediaries such as brokers to satisfy delivery requirements for proxy statements and annual reports with respect to two or more shareholders sharing the same address by delivering a single proxy statement or annual report, as applicable, addressed to those shareholders. As permitted by the Exchange Act, only one copy of this proxy statement/prospectus is being delivered to shareholders residing at the same address, unless shareholders of Micrel have notified Micrel of their desire to receive multiple copies of the proxy statement/prospectus. This process, which is commonly referred to as “householding,” potentially provides extra convenience for shareholders and cost savings for companies.

If, at any time, you no longer wish to participate in householding and would prefer to receive a separate proxy statement/prospectus, or if you are receiving multiple copies of this proxy statement/prospectus and wish to receive only one, please contact Micrel at the address identified below. Micrel will promptly deliver, upon oral or written request, a separate copy of this proxy statement/prospectus to any shareholder residing at an address to which only one copy was mailed. Requests for additional copies should be directed to: Micrel, Incorporated, Attention: Corporate Secretary, 2180 Fortune Drive, San Jose, California 95131 or by telephone at (408) 435-2402.

OTHER MATTERS

As of the date of this proxy statement/prospectus, the Micrel Board of Directors knows of no other matters that will be presented for consideration at the Micrel special meeting other than as described in this proxy statement/prospectus. If any other matters come before the Micrel special meeting or any adjournment or postponement thereof and will be voted upon, the proposed proxy will be deemed to confer authority to the individuals named therein as authorized to vote the shares represented by the proxy as to any matters that may properly come before the meeting. It is intended that the persons named in the enclosed proxy and acting thereunder will vote in accordance with their best judgment on such matters.

WHERE YOU CAN FIND MORE INFORMATION

Microchip and Micrel each file annual, quarterly and current reports, proxy statements and other information with the SEC under the Exchange Act. You may read and copy any of this information at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1 (800) SEC-0330 for further information on the Public Reference Room. The SEC also maintains an internet website that contains reports, proxy and information statements, and other information regarding issuers, including Microchip and Micrel, who file electronically with the SEC. The address of that website is www.sec.gov.

Investors may also consult the Microchip and the Micrel websites for more information about Microchip and Micrel, respectively. Microchip’s website is www.microchip.com. Micrel’s website is www.micrel.com. Information included on these websites is not incorporated by reference into this proxy statement/prospectus.

Microchip has filed with the SEC a registration statement of which this proxy statement/prospectus forms a part. The registration statement registers the shares of Microchip common stock to be issued to Micrel shareholders pursuant to the merger. The registration statement, including the attached exhibits, contains additional relevant information about Microchip and Microchip’s common stock. The rules and regulations of the SEC allow Microchip and Micrel to omit certain information included in the registration statement from this proxy statement/prospectus.

In addition, the SEC allows Microchip and Micrel to disclose important information to you by referring you to other documents filed separately with the SEC. This information is considered to be a part of this proxy statement/prospectus.

This proxy statement/prospectus incorporates by reference the documents listed below that Microchip has previously filed with the SEC (other than information furnished pursuant to Item 2.02 or Item 7.01 of a Current Report on Form 8-K). These documents contain important information about Microchip, its financial condition or other matters.

•	Annual Report on Form 10-K for the fiscal year ended March 31, 2015, as amended.

•	Current Reports on Form 8-K filed on May 7, 2015 and May 8, 2015.

In addition, Microchip incorporates by reference any future filings it makes with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this proxy statement/prospectus (other than information furnished pursuant to Item 2.02 or Item 7.01 of any Current Report on Form 8-K, unless expressly stated otherwise therein). Such documents are considered to be a part of this proxy statement/prospectus, effective as of the date such documents are filed.

You can obtain any of these documents from the SEC through the SEC’s website at the address described above, or Microchip will provide you with copies of these documents, without charge, upon written or oral request to: Microchip Technology Incorporated, Attention: Secretary, 2355 West Chandler Boulevard, Chandler, Arizona 85224, or by telephone at (480) 792-7200.

This proxy statement/prospectus also incorporates by reference the documents listed below that Micrel has previously filed with the SEC (other than information furnished pursuant to Item 2.02 or Item 7.01 of a Current Report on Form 8-K). These documents contain important information about Micrel, its financial condition or other matters.

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2014, as amended.

•	Quarterly Reports on Form 10-Q for the quarterly period ended March 31, 2015.

•	Current Reports on Form 8-K filed on April 13, 2105, May 6, 2015 and May 8, 2015.

In addition, Micrel incorporates by reference any future filings it makes with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this proxy statement/prospectus and prior to the date of the Micrel special meeting (other than information furnished pursuant to Item 2.02 or Item 7.01 of any Current Report on Form 8-K, unless expressly stated otherwise therein). Such documents are considered to be a part of this proxy statement/prospectus, effective as of the date such documents are filed.

You can obtain any of these documents from the SEC through the SEC’s website at the address described above, or Micrel will provide you with copies of these documents, without charge, upon written or oral request to:

Micrel, Incorporated

Attention: Corporate Secretary

2180 Fortune Drive

San Jose, California 95131

(408) 944-0800

In the event of conflicting information in this proxy statement/prospectus in comparison to any document incorporated by reference into this proxy statement/prospectus, or among documents incorporated by reference, the information in the latest filed document controls.

You should rely only on the information contained in or incorporated by reference into this proxy statement/prospectus. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this proxy statement/prospectus. This proxy statement/prospectus is dated [●], 2015. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than that date. You should not assume that the information incorporated by reference into this proxy statement/prospectus is accurate as of any date other than the date of such incorporated document. Neither our mailing of this proxy statement/prospectus to Micrel shareholders nor the issuance by Microchip of shares of Microchip common stock pursuant to the merger will create any implication to the contrary.

Annex A

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and among

MICROCHIP TECHNOLOGY INCORPORATED

MAMBO ACQUISITION CORP.,

MAMBO ACQUISITION LLC

and

MICREL, INCORPORATED

Dated as of May 7, 2015

(Continued)

(Continued)

INDEX OF ANNEXES

Annex A — Form of Voting Agreement

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of May 7, 2015, by and among Microchip Technology Incorporated, a Delaware corporation (“Parent”), Mambo Acquisition Corp., a California corporation and a wholly owned subsidiary of Parent (“Merger Sub”), Mambo Acquisition LLC, a California limited liability company and a wholly owned subsidiary of Parent (“Merger Sub LLC”) and Micrel, Incorporated, a California corporation (the “Company”). All capitalized terms used in this Agreement shall have the respective meanings ascribed thereto in Article I.

W I T N E S S E T H:

WHEREAS, it is proposed that Merger Sub will merge with and into the Company (the “First Step Merger”), and each share of common stock, no par value per share, of the Company (the “Company Common Stock”) that is then outstanding will thereupon be cancelled and converted into the right to receive the Merger Consideration, all upon the terms and subject to the conditions set forth herein.

WHEREAS, as soon as practicable following the First Step Merger on the Closing Date, and as the second step in a single integrated transaction with the First Step Merger, Parent will cause the Company to merge with and into Merger Sub LLC (the “Second Step Merger” and, taken together with the First Step Merger, the “Merger”) in accordance with the applicable provisions of the CCC and California Law, with Merger Sub LLC as the surviving company.

WHEREAS, for U.S. federal income tax purposes, it is intended that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code and that this Agreement will be, and is hereby, adopted as a plan of reorganization within the meaning of Treasury Regulations Section 1.368-2(g).

WHEREAS, the Board of Directors of the Company (the “Company Board”) unanimously has (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, are advisable, (ii) determined that this Agreement and the transactions contemplated hereby, including the Merger, are fair to and in the best interests of the Company and its shareholders, (iii) approved this Agreement and the transactions contemplated hereby, including the Merger, and (iv) resolved to recommend that the Company shareholders adopt this Agreement, all upon the terms and subject to the conditions set forth herein.

WHEREAS, the Boards of Directors of Parent, Merger Sub and Merger Sub LLC unanimously have (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, are advisable, and (ii) approved this Agreement and the transactions contemplated hereby, including the Merger, all upon the terms and subject to the conditions set forth herein.

WHEREAS, concurrently with the execution and delivery of this Agreement, as a condition and inducement to the willingness of Parent, Merger Sub and Merger Sub LLC to enter into this Agreement, each of the directors and certain officers of the Company, in their respective capacities as shareholders of the Company, have entered into Voting Agreements with Parent substantially in the form attached hereto as Annex A (each, a “Voting Agreement” and collectively, the “Voting Agreements”).

NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties, covenants and agreements set forth herein, as well as other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and accepted, and intending to be legally bound hereby, Parent, Merger Sub and the Company hereby agree as follows:

ARTICLE I

DEFINITIONS & INTERPRETATIONS

1.1 Certain Definitions. For all purposes of and under this Agreement, the following capitalized terms shall have the following respective meanings:

“Acquisition Proposal” means any offer, proposal or indication of interest from any Third Party relating to any Acquisition Transaction.

“Acquisition Transaction” means any transaction or series of related transactions (other than the transactions contemplated by this Agreement) involving: (a) any acquisition or purchase by any Third Party, directly or indirectly, of fifteen percent (15%) or more of any class of outstanding voting or equity securities of the Company, or any tender offer or exchange offer that, if consummated, would result in any Third Party beneficially owning fifteen percent (15%) or more of any class of outstanding voting or equity securities of the Company; (b) any merger, consolidation, share exchange, business combination, joint venture or other similar transaction involving the Company pursuant to which the shareholders of the Company immediately preceding such transaction hold less than eighty-five percent (85%) of the equity interests in the surviving or resulting entity of such transaction; (c) any sale, lease (other than in the ordinary course of business), exchange, transfer, license (other than in the ordinary course of business), acquisition or disposition of fifteen percent (15%) or more of the assets of the Company or any of its Subsidiaries (measured by the lesser of book or fair market value thereof as of the last day of the Company’s last fiscal year); (d) any liquidation, dissolution, recapitalization, extraordinary dividend or other significant corporate reorganization of the Company or (e) any combination of the foregoing.

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly controls, is controlled by or is under common control with such Person. For purposes of the immediately preceding sentence, the term “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by contract or otherwise.

“Antitrust Laws” means applicable federal, state, local or foreign antitrust, competition, premerger notification or trade regulation laws, regulations or Orders.

“Applicable Law” means, with respect to any Person, any international, national, federal, state, local, municipal or other law (statutory, common or otherwise), constitution, treaty, convention, resolution, ordinance, directive, code, edict, decree, rule, regulation, ruling or other similar requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity that is binding upon or applicable to such Person, as amended unless expressly specified otherwise.

“Balance Sheet” means the consolidated balance sheet of the Company and its Subsidiaries as of March 31, 2015 that is set forth in the Quarterly Report on Form 10-Q of the Company for the quarter ended March 31, 2015 filed with the SEC.

“Business Day” means any day, other than a Saturday, Sunday or any day that is a legal holiday under the Laws of the State of Arizona or New York or is a day on which banking institutions located in such States are authorized or required by Applicable Law or other action by a Governmental Entity to close.

“Business Facility” means any real property including the land, improvements, soil, soil gas, indoor air, groundwater, and surface water that is or at any time has been owned, operated, or leased by the Company, its Subsidiaries or any of their predecessors in connection with the operation of their respective business.

“California Law” means the CCC and any other Applicable Law of the State of California.

“Cash Consideration” means $14.00.

“CCC” means the California Corporation Code or any successor statute thereto.

“Code” means the Internal Revenue Code of 1986, as amended, or any successor statute thereto.

“Company Capital Stock” means the Company Common Stock, the Company Preferred Stock and any other shares of capital stock of the Company.

“Company Compensatory Awards” means Company Options and Company Restricted Stock Units.

“Company ESPP” means the Company’s 2006 Employee Stock Purchase Plan.

“Company IP” means all Intellectual Property Rights that are used by or otherwise licensed to, owned by or purported to be owned by the Company or any of its Subsidiaries.

“Company Owned Intellectual Property Rights” means all of the Intellectual Property Rights owned by or purported to be owned by or exclusively licensed to the Company or any of its Subsidiaries.

“Company Material Adverse Effect” means any fact, event, circumstance, change or effect (any such item, an “Effect”) that, individually or when taken together with all other Effects that exist or have occurred prior to or at the date of determination of the occurrence of the Company Material Adverse Effect, is or is reasonably likely to have a material adverse effect on the business, operations, assets, financial condition or results of operations of the Company and its Subsidiaries taken as a whole; provided, however, that in no event shall any Effect resulting from or arising out of any of the following, either alone or in combination, be taken into account when determining whether a Company Material Adverse Effect has occurred or may, would or could occur: (a) general economic conditions in the United States or any other country or region in the world (or changes therein), general conditions in the financial markets in the United States or any other country or region in the world (or changes therein) or general political conditions in the United States or any other country or region in the world (or changes therein); (b) general conditions in the industries in which the Company or any of its Subsidiaries conduct business (or changes therein); (c) changes in Applicable Laws, Orders or GAAP (or the interpretation thereof); (d) acts of war, terrorism or sabotage in the United States or any other country or region in the world (or any escalation with respect thereto); (e) earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters, weather conditions and other similar events in the United States or any other country or region in the world (in the case of each of clauses (a), (b), (c), (d) and (e), provided that such Effects may be taken into account when determining whether a Company Material Adverse Effect has occurred to the extent that such Effects have a disproportionate impact on the Company and its Subsidiaries, taken as a whole, relative to other participants in the industries in which the Company and its Subsidiaries conduct business); (f) any failure by the Company to meet published analysts’ estimates, internal or external projections or forecasts of revenues, earnings or other financial or business metrics, in and of itself (it being understood that the underlying cause(s) of any such failure may be taken into account unless otherwise excluded by this definition); (g) any decline in the market price or change in the trading volume of the Company Common Stock, in and of itself (it being understood that the underlying cause(s) of any such decline or change may be taken into account unless otherwise excluded by this definition); (h) the public announcement or pendency of this Agreement or the transactions contemplated hereby (including any loss of, or adverse change in, the relationship of such Person or any of its Subsidiaries with its employees, customers, distributors, partners or suppliers that is related thereto); (i) any action taken (or omitted to be taken) by the Company at the written request of Parent, Merger Sub or Merger Sub LLC; or (j) any action taken by the Company or any of its Subsidiaries that is expressly required pursuant to this Agreement.

“Company Options” means any options to purchase shares of Company Common Stock outstanding, whether granted under any of the Company Plans, assumed by the Company in connection with any merger, acquisition or similar transaction or otherwise issued or granted.

“Company Plans” means the Company’s 2012 Equity Incentive Award Plan, 1994 Stock Option Plan, 2000 Non-Qualified Stock Incentive Plan, 2003 Incentive Award Plan and any other plan or arrangement under which Company Compensatory Awards have been issued, including any sub-plans for non-U.S. employees and consultants.

“Company Preferred Stock” means shares of the undesignated preferred stock, no par value per share, of the Company.

“Company Products” means any and all products and services, including prior versions, currently marketed, sold, licensed, provided or distributed by Company and its Subsidiaries.

“Company Restricted Stock Unit” means any unit or award granted (whether granted by the Company pursuant to the Company Plans, assumed by the Company in connection with any merger, acquisition or similar transaction or otherwise issued or granted) (i) denominated in units, and (ii) pursuant to which the holder thereof is or may become entitled to acquire one or more shares of Company Common Stock or the cash equivalent thereof upon such holder’s continued service with or employment by the Company or any Subsidiary of the Company and/or upon the satisfaction or attainment of one or more performance milestones.

“Continuing Employees” means all employees of the Company or its Subsidiaries who are employed by Parent or any Subsidiary of Parent immediately after the Effective Time.

“Contract” means any written or binding oral contract, subcontract, agreement, commitment, note, bond, mortgage, indenture, lease, license, sublicense, permit, franchise or other instrument, obligation or binding arrangement or understanding of any kind or character.

“DOJ” means the United States Department of Justice, or any successor thereto.

“DOL” means the United States Department of Labor, or any successor thereto.

“Employee Plans” means (i) all “employee benefit plans” (as defined in Section 3(3) of ERISA), whether or not subject to ERISA and (ii) all other employment, consulting and independent contractor agreement, bonus, stock option, stock purchase or other equity-based, benefit, incentive compensation, profit sharing, savings, retirement (including early retirement and supplemental retirement), disability, holiday, vacation, incentive, deferred compensation (including non-qualified plans of deferred compensation), savings, cafeteria, medical, dental, vision, hospitalization, life insurance, accidental death and dismemberment, medical expense reimbursement, dependent care assistance, tuition reimbursement, disability, sick pay, supplemental retirement (including termination indemnities and seniority payments), severance, termination, retention, change of control and other similar fringe, welfare or other employee benefit plans, programs, agreements, contracts, policies, payroll practices or arrangements (whether or not in writing) maintained or contributed to for the benefit of any current or former employee, consultant or independent contractor or director of the Company, any of its Subsidiaries or any ERISA Affiliate, or with respect to which the Company or any of its Subsidiaries has or is reasonably be expected to have any material Liability.

“Environmental Law” means any Applicable Law that relates to protection of human health or safety (to the extent it relates to exposure to Hazardous Materials), the environment or natural resources, or that prohibits, regulates or controls any Hazardous Materials or any Hazardous Materials Activity, including, the Comprehensive Environmental Response, Compensation, and Liability Act of 1980 (“CERCLA”), the Resource Conservation and Recovery Act of 1976, the Federal Water Pollution Control Act, the Clean Air Act, the

Hazardous Materials Transportation Act, the Clean Water Act, the European Union (“EU”) Directive 2012/19/EU on waste electrical and electronic equipment (“WEEE Directive”), the EU Directive 2011/65/EU on the restriction on the use of hazardous substances (the “EU RoHS Directive”), and the European Commission Regulation 1907/2006 (“REACH”), or any successor statutes, rules and regulations thereto.

“Environmental Permit” means any approval, permit, registration, certification, license, clearance or consent required by Environmental Law to be obtained from any Governmental Entity.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder, or any successor statute, rules and regulations thereto.

“ERISA Affiliate” means any Person under common control with the Company or that, together with the Company or any of its Subsidiaries, would be treated as a single employer with the Company or any of its Subsidiaries under Section 4001(b)(1) of ERISA or Section 414 of the Code and the regulations promulgated thereunder.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, or any successor statute, rules and regulations thereto.

“Exchange Ratio” shall mean the quotient obtained by dividing (a) the Cash Consideration by (b) the Parent Average Closing Price, rounded to the nearest one ten thousandth.

“FTC” means the United States Federal Trade Commission, or any successor thereto.

“GAAP” means generally accepted accounting principles, as applied in the United States.

“Governmental Entity” means any government, any governmental or regulatory entity or body, department, commission, board, agency or instrumentality, and any court, tribunal or judicial body, in each case whether federal, state, county, provincial, and whether local or foreign, including any arbitrator or arbitration panel.

“Hazardous Material” means any material, chemical, emission, substance or waste that has been designated by any Governmental Entity to be radioactive, toxic, hazardous, a pollutant, a contaminant or other term of similar import and legal effect, including carbon dioxide and other substances regulated by any Governmental Entity because of its contribution to global warming.

“Hazardous Materials Activity” means the transportation, transfer, recycling, collection, labeling, packaging, storage, use, treatment, manufacture, removal, disposal, remediation or release to the environment of, or human exposure to any Hazardous Material or any product or waste containing a Hazardous Material, including any requirement pursuant to Environmental Law for labeling of Hazardous Materials, payment of waste fees or charges (including so-called e-waste fees), recycling, product take back, or product content.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder, or any successor statute, rules and regulations thereto.

“Intellectual Property Rights” means any or all of the following and all statutory and/or common law rights throughout the world in, arising out of, or associated therewith: (i) all United States and foreign patents and utility models, including utility patents and design patents, and all registrations and applications therefore (including provisional applications) and all reissues, divisions, renewals, extensions, re-examinations, provisionals, continuations and continuations in part thereof and equivalent or similar rights anywhere in the world in inventions (collectively, “Patents”); (ii) all inventions (whether or not patentable, reduced to practice or made the subject of a pending patent application), invention disclosures and improvements, all trade secrets, know-how, and confidential or proprietary information (collectively, “Trade Secrets”); (iii) all works of authorship, copyrights (registered or otherwise, including in Software), mask works, copyright and mask work registrations and applications and all other rights corresponding thereto throughout the world, and all rights therein provided by international treaties or conventions (collectively, “Copyrights”); (iv) all industrial designs and any registrations and applications therefore; (v) all trade names, trade dress, logos, or other corporate designations, trademarks and service marks, whether or not registered, including all common law rights, and trademark and service mark registrations and applications, including all marks registered in the United States Patent and Trademark Office and the Trademark Offices of other nations throughout the world, and all rights therein provided by international treaties or conventions (collectively, “Trademarks”); (vi) all rights in databases and data collections (including knowledge management databases, customer lists and customer databases) and Software; (viii) all rights to Uniform Resource Locators, Web site addresses and domain names and applications and registrations therefore (collectively, “Domain Names”); and (ix) any similar, corresponding or equivalent rights to any of the foregoing.

“International Employee Plan” means any Employee Plan that is maintained in a jurisdiction outside of the United States for the benefit of employees, independent contractors, consultants and/or directors located in such jurisdiction.

“IRS” means the United States Internal Revenue Service, or any successor thereto.

“Knowledge of the Company” means the actual knowledge as of the date hereof of the individuals identified in Section 1.1(a) of the Company Disclosure Letter.

“Legal Proceeding” means any action, claim, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding, public or private), hearing, audit, examination or investigation by or before any Governmental Entity.

“Liabilities” means any liability, indebtedness, obligation or commitment of any kind (whether accrued, absolute, contingent, matured, unmatured or otherwise and whether or not required to be recorded or reflected on a balance sheet under GAAP).

“Lien” means any lien, pledge, hypothecation, charge, mortgage, security interest, encumbrance, option, right of first refusal, preemptive right, community property interest, restriction on the voting of any security, restriction on the transfer of any security or other asset, or restriction on the possession, exercise or transfer of any other attribute of ownership of any asset. For the avoidance of doubt, “Lien” does not include any licenses to Intellectual Property Rights.

“Merger Consideration” means (a) the Cash Consideration or (b) the Stock Consideration.

“Moral Rights” means any right to claim authorship to or to object to any distortion, mutilation, or other modification or other derogatory action in relation to a work that would be prejudicial to the author’s reputation, and any substantially similar right existing under common or statutory law of any country in the world or under any treaty, regardless of whether or not such right is denominated or generally referred to as a “moral right.”

“Nasdaq” means the Nasdaq Global Select Market.

“Object Code” means computer software, substantially or entirely in binary form, which is intended to be directly executable by a computer after suitable processing and linking but without the intervening steps of compilation or assembly.

“Order” means, with respect to any Person, any order, judgment, decision, decree, injunction, ruling, writ, assessment or other similar requirement issued, enacted, adopted, promulgated or applied by any Governmental Entity that is binding on or applicable to such Person or its property.

“Parent Average Closing Price” means the average closing sale price for a share of Parent Common Stock, rounded to the nearest one-tenth of a cent, as reported on Nasdaq for the ten most recent trading days ending on the second to last trading day immediately prior to the Effective Time.

“Parent Common Stock” means shares of common stock, par value $0.001 per share, of Parent.

“Parent Material Adverse Effect” means any Effect that, individually or when taken together with all other Effects that exist or have occurred prior to or at the date of determination of the occurrence of the Parent Material Adverse Effect, is or is reasonably likely to have a material adverse effect on the business, operations, assets, financial condition or results of operations of Parent and its Subsidiaries taken as a whole; provided, however, that in no event shall any Effect resulting from or arising out of any of the following, either alone or in combination, be taken into account when determining whether a Parent Material Adverse Effect has occurred or may, would or could occur: (a) general economic conditions in the United States or any other country or region in the world (or changes therein), general conditions in the financial markets in the United States or any other country or region in the world (or changes therein) or general political conditions in the United States or any other country or region in the world (or changes therein); (b) general conditions in the industries in which Parent or any of its Subsidiaries conduct business (or changes therein); (c) changes in Applicable Laws, Orders or GAAP (or the interpretation thereof); (d) acts of war, terrorism or sabotage in the United States or any other country or region in the world (or any escalation with respect thereto); (e) earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters, weather conditions and other similar events in the United States or any other country or region in the world (in the case of each of clauses (a), (b), (c), (d) and (e), provided that such Effects may be taken into account when determining whether a Parent Material Adverse Effect has occurred to the extent that such Effects have a disproportionate impact on Parent and its Subsidiaries, taken as a whole, relative to other participants in the industries in which Parent and its Subsidiaries conduct business); (f) any failure by Parent to meet published analysts’ estimates, internal or external projections or forecasts of revenues, earnings or other financial or business metrics, in and of itself (it being understood that the underlying cause(s) of any such failure may be taken into account unless otherwise excluded by this definition); (g) any decline in the market price or change in the trading volume of the Parent Common Stock, in and of itself (it being understood that the underlying cause(s) of any such decline or change may be taken into account unless otherwise excluded by this definition); (h) the public announcement or pendency of this Agreement or the transactions contemplated hereby (including any loss of, or adverse change in, the relationship of such Person or any of its Subsidiaries with its employees, customers, distributors, partners or suppliers that is related thereto); (i) any action taken (or omitted to be taken) by Parent at the written request of the Company; or (j) any action taken by Parent or its Subsidiaries that is expressly required pursuant to this Agreement.

“Permitted Liens” means (a) Liens securing Liabilities reflected on the Balance Sheet, (b) Liens for Taxes not yet due and payable or Taxes being contested in good faith through appropriate proceedings and for which adequate reserves have been established in accordance with GAAP on the Balance Sheet, (c) mechanics’, carriers’, workmen’s, repairmen’s, landlord’s or other like Liens or other similar Liens arising or incurred in the ordinary course of business for amounts not in default, (d) Liens imposed by Applicable Law or Order arising in the ordinary course of business, (e) pledges and deposits to secure the performance of bids, trade contracts, leases, surety and appeal bonds, performance bonds and other obligations of a similar nature, in each case in the ordinary course of business consistent with past practice, and (f) defects, imperfections or irregularities in title, easements, covenants and rights of way and other similar restrictions, and zoning, building and other similar codes or restrictions, in each case that do not adversely affect in any material respect the current use of the applicable real property owned, leased, used or held for use by the Company or any of its Subsidiaries, and (g) any other liens or encumbrances that, in the aggregate, do not materially impair the value or the present or intended use and operation of the assets of the Company and its Subsidiaries or, in the case of the Owned Real Property, the value thereof.

“Person” means any individual, corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization, entity or Governmental Entity.

“Public Software” means any Software that is distributed pursuant to a license that (1) requires the licensee to distribute or provide access to the source code of such software or any portion thereof when the object code is distributed, (2) requires the licensee to distribute the software or any portion thereof for free or at some reduced price, or (3) requires that other software or any portion thereof combined with, linked to, or based upon such software (“Combined Software”) be licensed pursuant to the same license or requires the distribution of all or any portion of such Combined Software for free or at some reduced price. The term “Public Software” includes software licensed or distributed under any of the following licenses or distribution models, or licenses or distribution models similar to any of the following: (i) GNU’s General Public License (GPL) or Lesser/Library GPL (LGPL); (ii) the Artistic License (e.g., PERL); (iii) the Mozilla Public License; (iv) the Netscape Public License; (v) the Sun Community Source License (SCSL); (vi) the Sun Industry Standards License (SISL); (vii) the BSD License; and (viii) the Apache License.

“Registered IP” means all United States, international and foreign: (i) Patents; (ii) Trademark registrations and applications for registration; (iii) Copyright registrations and applications for registration; (iv) Domain Name registrations; and (v) any other Intellectual Property Rights that are the subject of an application or registration.

“Representatives” means, with respect to any Person, the directors, officers, employees, financial advisors, attorneys, accountants, consultants, agents and other authorized representatives of such Person, acting in such capacity.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as amended, and the rules and regulations promulgated thereunder, or any successor statute, rules and regulations thereto.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, or any successor statute, rules and regulations thereto.

“Senior Member of Management” means the individuals identified in Section 1.1(b) of the Company Disclosure Letter.

“Shrink-Wrap Code” means generally commercially available Software where available for a cost of not more than (i) $100,000 for an annual license for a single user or work station or (ii) $250,000 in the aggregate for all users and work stations.

“Software” means any and all (i) computer programs, including any and all software implementations of algorithms, models and methodologies, whether in Source Code or Object Code and (ii) computerized databases and compilations.

“Source Code” means computer software and code, in form other than Object Code or machine readable form, which may be displayed in human readable form, including related programmer comments and annotations, help text, instructions and procedural, object-oriented and other code.

“Stock Consideration” means a number of shares of Parent Common Stock equal to the Exchange Ratio.

“Subsidiary” means, with respect to any Person, any entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are at any time directly or indirectly owned by such Person.

“Superior Proposal” means any bona fide, written Acquisition Proposal (except that, for purposes of this definition, each reference in the definition of “Acquisition Transaction” to “15%” or “85%” shall be “50%”) that did not result from a breach of Section 6.1 and that the Company Board has determined in good faith (after consultation with its financial advisor and its outside legal counsel, and after taking into account the financial, legal, regulatory and other aspects of such Acquisition Proposal and all of the terms and conditions of such Acquisition Proposal (including any termination or break-up fees, expense reimbursement provisions and any conditions, potential time delays or other risks to consummation), as well as any counter-offer or proposal made by Parent pursuant hereto in a written offer capable of acceptance) would be more favorable, from a financial point of view, to the holders of Company Common Stock in their capacities as such than the transactions contemplated by this Agreement.

“Tax” means (i) any and all U.S. federal, state, local and non-U.S. taxes and other like assessments, governmental charges, duties, impositions and liabilities, including taxes based upon or measured by gross receipts, income, profits, sales, use and occupation, and value added, goods and services, ad valorem, transfer, franchise, withholding, payroll, recapture, employment, excise and property taxes, together with all interest, penalties and additions imposed with respect to such amounts, (ii) any Liability for the payment of any amounts of the type described in clause (i) as a result of being or having been a member of an affiliated, consolidated, combined or unitary group for any period (including any Liability under Treasury Regulation Section 1.1502-6 or any comparable provision of Applicable Law (including any arrangement for group or consortium relief or similar arrangement)) and (iii) any Liability for taxes of a predecessor or transferor or otherwise by operation of law.

“Tax Returns” means all returns, declarations, estimates, reports, statements and other documents filed or required to be filed in respect of any Taxes, including any attachments thereto or amendments thereof.

“Third Party” means any Person or “group” (as defined under Section 13(d) of the Exchange Act) of Persons, other than Parent or any of its Affiliates or Representatives.

“WARN” means the Worker Adjustment Retraining Notification Act of 1988, as amended, or any successor statute, rules and regulations thereto.

1.2 Additional Definitions. The following capitalized terms shall have the respective meanings ascribed thereto in the respective sections of this Agreement set forth opposite each of the capitalized terms below:

Term	Section Reference
401(k) Termination Date	6.12(a)
Acquisition Proposal	1.1
Acquisition Transaction	1.1
Affiliate	1.1
Aggregate Stock Election Cap	2.7(c)
Aggregate Stock Number	2.7(b)(i)
Agreement	Preamble
Agreement of Merger	2.2(a)
Antitrust Laws	1.1
Antitrust Restraint	6.5(d)
Applicable Law	1.1
Assets	3.21
Assumed Option	6.11(b)(ii)
Assumed RSU	6.11(a)
Balance Sheet	1.1
Business Day	1.1
Business Facility	1.1
California Law	1.1
California Secretary of State	2.2(a)
Cancelled Option	6.11(b)(i)
Cancelled RSU	6.11(a)
Cancelled RSU Consideration	6.11(a)
Capitalization Reference Date	3.4(a)

Term	Section Reference
Capitalization Representation	7.2(a)(ii)
Cash Consideration	1.1
Cash Election	2.7(a)(iii)(1)
Cash Electing Share	2.7(a)(iii)(1)
CCC	1.1
Certificates	2.7(a)(iii)
Closing	2.3
Closing Date	2.3
Code	1.1
Collective Bargaining Agreements	3.19(a)
Company	Preamble
Company Board	Recitals
Company Board Recommendation	6.2(a)
Company Board Recommendation Change	6.2(b)
Company Capital Stock	1.1
Company Common Stock	Recitals
Company Compensatory Awards	1.1
Company Disclosure Letter	Article III Preamble
Company ESPP	1.1
Company Form 10-K	Article III Preamble
Company Owned Intellectual Property Rights	1.1
Company IP	1.1
Company IP Agreements	3.22(c)
Company Material Adverse Effect	7.2(a)(ii)
Company Options	1.1
Company Plans	1.1
Company Preferred Stock	1.1
Company Products	1.1
Company Registered IP	3.22(a)
Company Restricted Stock Unit	1.1
Company Securities	3.4(c)
Company Shareholders’ Meeting	6.3
Confidentiality Agreement	6.9
Consent	3.5(b)
Continuing Employees	1.1
Contract	1.1
Copyrights	1.1
D&O Insurance	6.13(b)
DOJ	1.1
DOL	1.1
Dollars or $	1.3(d)
Domain Names	1.1
Effect	1.1
Effective Time	2.2
Election	2.7(f)(ii)
Employee Plans	1.1
Environmental Law	1.1
Environmental Permit	1.1
ERISA	1.1
ERISA Affiliate	1.1
EU	1.1

Term	Section Reference
EU RoHS Directive	1.1
Exchange Act	1.1
Exchange Agent	2.8(a)
Exchange Fund	2.8(b)
Export Controls	3.23(a)
First Step Merger	Recitals
Form of Election	2.7(f)(i)
Form of Election Date	2.7(f)(i)
Form S-4	6.4(a)
FTC	1.1
GAAP	1.1
Governmental Entity	1.1
Hazardous Material	1.1
Hazardous Materials Activity	1.1
HSR Act	1.1
Import Restrictions	3.23(a)
Indemnified Parties	6.13(a)
Intellectual Property Rights	1.1
Interim Surviving Corporation	2.1(a)
International Employee Plan	1.1
Intervening Event	6.2(c)(ii)
IRS	1.1
Knowledge of the Company	1.1
Labor Organization	3.19(a)
Leased Real Property	3.20(b)
Leases	3.20(b)
Legal Proceeding	1.1
Liabilities	1.1
Lien	1.1
Material Contract	3.11(a)
Maximum Annual Premium	6.13(b)
Merger	Preamble
Merger Consideration	1.1
Merger Sub	Preamble
Merger Sub LLC	Preamble
Moral Rights	1.1
Nasdaq	1.1
Non-Electing Share	2.7(a)(iii)(3)
Notice Period	6.2(c)(i)
Object Code	1.1
Option Consideration	6.11(b)(i)
Order	1.1
Owned Real Property	3.20(a)
Parent	Preamble
Parent Average Closing Price	1.1
Parent Common Stock	1.1
Parent Material Adverse Effect	1.1
Parent Preferred Stock	4.6(a)
Parent RSUs	4.6(a)
Parent SEC Reports	4.7(a)
Parent Securities	4.6(b)

Term	Section Reference
Parent Stock Options	4.6(a)
Patents	1.1
Permits	3.3
Permitted Liens	1.1
Person	1.1
Proxy Statement/Prospectus	6.4(a)
Public Software	1.1
REACH	1.1
Real Property	3.20(b)
Registered IP	1.1
Regulation M-A Filing	6.4(d)
Representatives	1.1
Requisite Shareholder Approval	3.3(c)
Sarbanes-Oxley Act	1.1
SEC	1.1
SEC Reports	3.6(a)
Second Step Merger	Recitals
Securities Act	1.1
Senior Member of Management	1.1
Shortfall Number	2.7(b)(ii)
Shrink-Wrap Code	1.1
Significant Customer	3.15(a)
Significant Supplier	3.15(b)
Software	1.1
Source Code	1.1
Specified Representations	7.2(a)(ii)
Stock Consideration	1.1
Stock Election	2.7(a)(iii)(2)
Stock Electing Share	2.7(a)(iii)(2)
Stock Election Number	2.7(b)(ii)
Minimum Stock Percentage	2.7(b)(i)
Subsidiary	1.1
Subsidiary Securities	3.2(d)
Superior Proposal	1.1
Surviving Company.	2.1
Tail Policy	6.13(b)
Takeover Law	3.29(a)
Tax	1.1
Tax Returns	1.1
Termination Fee Amount	8.3(b)(i)
Termination Date	8.1(d)
Third Party	1.1
Trade Secrets	1.1
Trademarks	1.1
Triggering Event	8.1(f)(ii)
Uncertificated Shares	2.7(a)(iii)
Voting Agreement	Recitals
WARN	1.1
WEEE Directive	1.1

1.3 Certain Interpretations.

(a) Unless otherwise indicated, all references herein to Sections, Articles, Annexes, Exhibits or Schedules, shall be deemed to refer to Sections, Articles, Annexes, Exhibits or Schedules of or to this Agreement, as applicable.

(b) Unless otherwise indicated, the words “include,” “includes” and “including,” when used herein, shall be deemed in each case to be followed by the words “without limitation.”

(c) The table of contents and headings set forth in this Agreement are for convenience of reference purposes only and shall not affect or be deemed to affect in any way the meaning or interpretation of this Agreement or any term or provision hereof.

(d) Unless otherwise specifically provided, all references in this Agreement to “Dollars” or “$” means United States Dollars.

(e) As used in this Agreement, the singular or plural number shall be deemed to include the other whenever the context so requires. Article, Section, clause and Schedule references contained in this Agreement are references to Articles, Sections, clauses and Schedules in or to this Agreement, unless otherwise specified.

(f) As used in this Agreement, the word “extent” and the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such word or phrase shall not mean simply “if.”

(g) Whenever any reference is made in this Agreement to the Company having “made available” any document or information, such phrase shall include having made such document or information available (i) prior to the date of this Agreement in the electronic data room utilized in connection with the transactions contemplated by this Agreement or (ii) if such document is referred to in the Index to Exhibits in the Company Form 10-K, in the Electronic Data Gathering, Analysis and Retrieval (EDGAR) database of the SEC.

(h) The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any Applicable Law or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

ARTICLE II

THE MERGER

2.1 The Merger.

(a) Upon the terms and subject to the conditions set forth in this Agreement and the applicable provisions of California Law, at the Effective Time, Merger Sub shall be merged with and into the Company in the First Step Merger, the separate corporate existence of Merger Sub shall thereupon cease and the Company shall continue as the surviving entity. The Company, as the surviving entity of the First Step Merger, is sometimes hereinafter referred to as the “Interim Surviving Corporation.”

(b) As part of a single integrated plan, as soon as practicable following the Effective Time on the Closing Date, upon the terms and subject to the conditions set forth in this Agreement and the applicable provisions of the CCC and California Law, the Interim Surviving Corporation shall be merged with and into Merger Sub LLC in the Second Step Merger, the separate corporate existence of the Interim Surviving Corporation shall thereupon cease and Merger Sub LLC shall continue as the surviving entity of the Second Step Merger and as a wholly owned Subsidiary of Parent. Merger Sub LLC, as the surviving entity of the Second Step Merger, is referred to herein as the “Surviving Company.”

2.2 The Effective Time of First Step Merger and Second Step Merger.

(a) Upon the terms and subject to the conditions set forth in this Agreement, on the Closing Date, Parent, Merger Sub and the Company shall cause the First Step Merger to be consummated under California

Law by filing an agreement of merger in customary form and substance (the “Agreement of Merger”) with the Secretary of State of the State of California (the “California Secretary of State”) in accordance with the applicable provisions of California Law (the time of such filing and acceptance by the California Secretary of State, or such later time as may be agreed in writing by Parent, Merger Sub and the Company and specified in the Agreement of Merger, being referred to herein as the “Effective Time”).

(b) As soon as practicable after the Effective Time on the Closing Date, Parent shall cause the Second Step Merger to be consummated under California Law by filing an agreement of merger in customary form and substance with the California Secretary of State in accordance with the applicable provisions of California Law and the Second Step Merger shall be effective at the time of such filing and acceptance by the California Secretary of State.

2.3 The Closing. The consummation of the Merger shall take place at a closing (the “Closing”) to occur at the offices of Wilson Sonsini Goodrich & Rosati, Professional Corporation, One Market Street, Spear Tower, San Francisco, California, 94105, on a date and at a time to be agreed upon by Parent, Merger Sub and the Company, which date shall be no later than the second (2nd) Business Day after the satisfaction or waiver (to the extent permitted hereunder) of the last to be satisfied or waived of the conditions set forth in Article VII (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver (to the extent permitted hereunder), of such conditions) or at such other location, date and time as Parent, Merger Sub and the Company shall mutually agree upon in writing. The date upon which the Closing shall actually occur pursuant hereto is referred to herein as the “Closing Date”.

2.4 Effect of the First Step Merger and Second Step Merger.

(a) At the Effective Time, the effect of the First Step Merger shall be as provided in this Agreement and the applicable provisions of California Law. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all of the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Interim Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Interim Surviving Corporation.

(b) At the effective time of the Second Step Merger, the effect of the Second Step Merger shall be as provided in this Agreement and the applicable provisions of California Law. Without limiting the generality of the foregoing and subject thereto, at the effective time of the Second Step Merger, all of the property, rights, privileges, powers and franchises of the Interim Surviving Corporation shall vest in Merger Sub LLC as the Surviving Company in the Second Step Merger, and all debts, liabilities and duties of the Interim Surviving Corporation shall become the debts, liabilities and duties of Merger Sub LLC as the Surviving Company in the Second Step Merger.

2.5 Articles of Incorporation and Bylaws.

(a) Articles of Incorporation. At the Effective Time, subject to the provisions of Section 6.13, the articles of incorporation of the Company shall be amended and restated in its entirety to read identically to the articles of incorporation of Merger Sub, as in effect immediately prior to the Effective Time, and such amended and restated articles of incorporation shall become the articles of incorporation of the Interim Surviving Corporation until thereafter amended in accordance with the applicable provisions of California Law and such articles of incorporation.

(b) Bylaws. At the Effective Time, subject to the provisions of Section 6.13, the bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall become the bylaws of the Interim Surviving Corporation until thereafter amended in accordance with the applicable provisions of California Law, the articles of incorporation of the Interim Surviving Corporation and such bylaws.

(c) Surviving Company. Unless otherwise determined by Parent prior to the effective time of the Second Step Merger, the certificate of formation and the limited liability company agreement of Merger Sub

LLC as in effect immediately prior to the effective time of the Second Step Merger shall be the certificate of formation and the limited liability company agreement of the Surviving Company in the Second Step Merger until thereafter amended in accordance with the applicable provisions of California Law and such limited liability company agreement; provided, however, that at the effective time of the Second Step Merger, the limited liability company agreement of the Surviving Company shall be amended so that the name of the Surviving Company shall be “Micrel, LLC.”

2.6 Directors and Officers.

(a) Directors of the Interim Surviving Corporation. At the Effective Time, the initial directors of the Initial Surviving Corporation shall be the directors of the Merger Sub immediately prior to the Effective Time, each to hold office in accordance with the articles of incorporation and bylaws of the Interim Surviving Corporation until their respective successors are duly elected or appointed and qualified.

(b) Officers of the Interim Surviving Corporation. At the Effective Time, the initial officers of the Initial Surviving Corporation shall be officers of Merger Sub immediately prior to the Effective Time, each to hold office in accordance with the articles of incorporation and bylaws of the Interim Surviving Corporation until their respective successors are duly elected or appointed and qualified.

(c) Directors and Officers of the Surviving Company. At the effective time of the Second Step Merger, the initial directors (or comparable positions) and officers of the Surviving Company shall be the directors and officers, respectively of the Initial Surviving Corporation immediately prior to the such effective time, each to hold the office in accordance with the limited liability company agreement of the Surviving Company until their respective successors are duly elected or appointed and qualified.

2.7 Effect on Capital Stock.

(a) Capital Stock. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company, or the holders of any of the following securities, the following shall occur:

(i) Owned Company Common Stock. Each share of Company Common Stock owned by Parent, the Company, or any direct or indirect wholly owned Subsidiary of Parent or the Company, in each case immediately prior to the Effective Time, shall be cancelled and extinguished without any conversion thereof or consideration paid therefor.

(ii) Capital Stock of Merger Sub. Each share of common stock, no par value per share, of Merger Sub that is issued and outstanding immediately prior to the Effective Time shall be converted into one (1) validly issued, fully paid and nonassessable share of common stock, no par value per share, of the Interim Surviving Corporation, and shall constitute the only outstanding shares of capital stock of the Interim Surviving Corporation. Each certificate evidencing ownership of such shares of common stock of Merger Sub shall thereafter evidence ownership of shares of common stock of the Interim Surviving Corporation.

(iii) Company Common Stock. Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than shares of Company Common Stock owned by Parent, the Company or any direct or indirect wholly owned Subsidiary of Parent or the Company, in each case immediately prior to the Effective Time) shall be cancelled and extinguished, and upon the surrender of (A) certificates representing shares of Company Common Stock (the “Certificates”) and (B) uncertificated shares of Company Common Stock (the “Uncertificated Shares”) in the manner provided in Section 2.8 (or in the case of a lost, stolen or destroyed Certificate, upon delivery of an affidavit (and bond, if required) in the manner provided in Section 2.10), be automatically converted into the right to receive the Merger Consideration, without interest thereon, as set forth below:

(1) Each share of Company Common Stock with respect to which an election to receive cash (a “Cash Election”) has been effectively made and not revoked pursuant to Section 2.7(f)(vi) (each a “Cash Electing Share”) shall be converted into the right to receive the Cash Consideration, subject to adjustment pursuant to Section 2.7(b)).

(2) Each share of Company Common Stock with respect to which an election to receive stock consideration (a “Stock Election”) is properly made and not revoked pursuant Section 2.7(f)(vi) (each a “Stock Electing Share”, and together with the Cash Electing Shares, the “Electing Shares”) shall be converted into the right to receive the Stock Consideration, subject to adjustment pursuant to Section 2.7(c).

(3) Each share of Company Common Stock with respect to which no Cash Election or Stock Election is properly made (or if made, has been revoked) (each, a “Non-Electing Share”) shall be converted into the right to receive the Cash Consideration or the Stock Consideration as determined in accordance with Section 2.7(b) below and subject to adjustment pursuant to Section 2.7(c).

(b) Proration.

(i) Notwithstanding anything to the contrary in this Agreement, other than Section 2.7(c), a minimum number of shares of Company Common Stock equal to the Minimum Stock Percentage (as defined below) of the shares of Company Common Stock issued and outstanding immediately prior to the Effective Time (such number of shares, the “Aggregate Stock Number”) shall be converted into the right to receive the Stock Consideration. The “Minimum Stock Percentage” shall be equal to 42%; provided, however, that if the tax opinion of Parent’s counsel referred to in Section 7.2(g) or the tax opinion of the Company’s counsel referred to in Section 7.3(e) cannot be rendered as a result of the Merger potentially failing to satisfy continuity of interest requirements under applicable federal income tax principles relating to reorganizations under Section 368(a) of the Code (as reasonably determined by such counsel) taking into account the value of a share of Parent Common Stock on the last trading day immediately prior to the Closing Date and on the Closing Date, then the Minimum Stock Percentage shall be increased to the minimum extent necessary to enable such tax opinion or opinions to be rendered (such reduction and increase to be finally calculated and made immediately preceding the Effective Time).

(ii) If the aggregate number of Stock Electing Shares of Company Common Stock (the “Stock Election Number”) is less than or equal to the Minimum Stock Percentage of the Aggregate Stock Number (such difference between the Stock Election Number and the Minimum Stock Percentage of the Aggregate Stock Number, the “Shortfall Number”), then (x) all Stock Electing Shares shall be converted into the right to receive the Stock Consideration and (y) the Cash Electing Shares and Non-Electing Shares shall be treated in the following manner:

(1) If the Shortfall Number is less than or equal to the aggregate number of Non-Electing Shares, then (A) all Cash Electing Shares shall be converted into the right to receive the Cash Consideration and (B) the Non-Electing Shares of each holder of shares of Company Common Stock shall be converted into the right to receive the Stock Consideration in respect of that number of Non-Electing Shares that is equal to the product obtained by multiplying (I) the number of Non-Electing Shares of such holder by (II) a fraction, the numerator of which is the Shortfall Number and the denominator of which is the aggregate number of Non-Electing Shares, with the remaining number of such holder’s Non-Electing Shares being converted into the right to receive the Cash Consideration; and

(2) If the Shortfall Number exceeds the aggregate number of Non-Electing Shares, then (I) all Non-Electing Shares shall be converted into the right to receive the Stock Consideration and (II) a number of Cash Electing Shares of each holder of shares of Company Common Stock shall be converted into the right to receive the Stock Consideration equal to the product obtained by multiplying (I) the number of Cash Electing Shares of such holder by (II) a fraction, the numerator of which is the amount by which the Shortfall Number exceeds the aggregate number of Non-Electing Shares and the denominator of which is the aggregate number of Cash Electing Shares, with the remaining number of such holder’s Cash Electing Shares being converted into the right to receive the Cash Consideration.

(iii) If the Stock Election Number is greater than the Minimum Stock Percentage of the Aggregate Stock Number then all Non-Electing Shares shall be converted into the right to receive the Cash Consideration.

(c) Aggregate Stock Election Cap. Notwithstanding anything to the contrary in this Agreement, including Section 2.7(b)(i), if the aggregate Stock Consideration would be greater than 35,000,000 shares of Parent Common Stock (the “Aggregate Stock Election Cap”) then (i) all Non-Electing Shares shall be converted into the right to receive the Cash Consideration, (ii) all Cash Electing Shares shall be converted into the right to receive the Cash Consideration and (iii) all Stock Electing Shares shall be converted into the right to receive an amount equal to the product of (i) the Stock Consideration and (ii) a fraction, the numerator of which is the Aggregate Stock Election Cap and the denominator of which is the aggregate Stock Consideration without giving effect to the Aggregate Stock Election Cap.

(d) Adjustment to Merger Consideration. If, during the period between the date of this Agreement and the Effective Time, any change in the outstanding shares of Company Capital Stock shall occur as a result of any reclassification, recapitalization, stock split (including reverse stock split) or combination, exchange or readjustment of shares, or any stock dividend, or any record date for any such purpose shall be established, the Merger Consideration and any other amounts payable pursuant to this Agreement shall be appropriately adjusted.

(e) Fractional Shares. In lieu of any fractional share of Parent Common Stock that otherwise would be issuable pursuant to the Merger, each holder of shares of Company Common Stock who otherwise would be entitled to receive a fraction of a share of Parent Common Stock pursuant to the Merger will be paid an amount in cash (without interest) equal to (i) such fractional part of a share of Parent Common Stock multiplied by (ii) the Parent Average Closing Price.

(f) Election Procedures.

(i) All elections in accordance with this Section 2.7 shall be made on a form designed for that purpose and mutually acceptable to the Company and Parent (a “Form of Election”) which will be filed as an exhibit to the Form S-4 and mailed to the holders of record of shares of Company Common Stock as of the record date for the Company Shareholders’ Meeting or on such other date as Parent and the Company mutually agree (the “Form of Election Date”). The Form of Election shall be used by each record holder of shares of Company Common Stock (or, in the case of nominee record holders, the beneficial owner through proper instructions and documentation) who wishes to make a Cash Election or a Stock Election or a combination of both for any and all shares of Company Common Stock held by such holder. The Company shall make available one or more Forms of Election as may be reasonably requested by any Person who becomes a holder (or beneficial owner) of shares of Company Common Stock between the Form of Election Date and the close of business on the Business Day prior to the Election Date.

(ii) For elections to be effective, (A) with respect to shares of Company Common Stock represented by Certificates, a Form of Election and a Letter of Transmittal must be properly completed, signed and actually received by the Exchange Agent and accompanied by the Certificates representing all the shares of Company Common Stock as to which such a Form of Election is being made, duly endorsed in blank or otherwise in form acceptable for transfer on the books of the Company (or an affidavit of lost certificate in accordance with Section 2.10), or (B) with respect to shares of Company Common Stock that are held in book-entry form, Parent shall establish procedures for the delivery of such shares, which procedures shall be reasonably acceptable to the Company (any election that satisfies either (A) or (B), an “Election”).

(iii) An Election must be received by the Exchange Agent not later than 5:00 p.m. California time on (A) the date of the Company Shareholders’ Meeting or, (B) if the Closing Date is more than four (4) Business Days following the Company Shareholders’ Meeting, the Business Day immediately preceding the Closing Date (either of (A) or (B), the “Election Date”) in order to be effective. Any shares of Company Common Stock for which the record holder has not, as of 5:00 p.m., California time, on the Election Date, properly submitted a properly completed Form of Election to the Exchange Agent will be deemed to be Non-Electing Shares. After a Cash Election or Stock Election is validly made with respect to any shares of Company Common Stock, no further registration of transfers of such shares shall be made on the stock transfer books of the Company, unless and until such Cash Election or Stock Election is properly revoked. In addition, all Forms of Election shall automatically be revoked if the Exchange Agent is notified in writing by Parent and the Company that the Merger has been abandoned.

(iv) Parent and the Company shall publicly announce the anticipated Election Date at least five (5) Business Days prior to the anticipated Closing Date. If the Closing Date is delayed to a subsequent date, the Election Date shall be subsequently delayed to a subsequent date, and Parent and the Company shall promptly announce any such delay and, when determined, the rescheduled Election Date.

(v) Subject to the provisions of the agreement entered into with the Exchange Agent, the Exchange Agent shall have the discretion to determine whether Forms of Election have been properly completed, signed, and timely submitted or to disregard defects in forms. Any such determination of Parent or the Exchange Agent shall be conclusive and binding, absent manifest error. Neither Parent nor the Exchange Agent shall be under any obligation to notify any Person of any defect in a Form of Election submitted to the Exchange Agent. Any shares of Company Common Stock relating to which the record holder is deemed to have not submitted a valid Election on or prior to the Election Date shall be deemed to be Non-Electing Shares.

(vi) Any Cash Election or Stock Election may be (A) changed by written notice received by the Exchange Agent prior to 5:00 p.m., California time, on the Election Date, accompanied by a properly completed and signed revised Form of Election or (B) revoked with respect to all or a portion of the shares of Company Common Stock subject thereto by the holder who submitted the applicable Form of Election by written notice received by the Exchange Agent prior to 5:00 p.m., California time, on the Election Date. In addition, Cash Elections and Stock Elections shall automatically be revoked if this Agreement is terminated in accordance with Article VIII. If a Cash Election or Stock Election is revoked with respect to shares of Company Common Stock represented by a Certificate, such Certificate shall promptly be returned to the holder that submitted the same to the Exchange Agent.

(vii) The Exchange Agent shall make all the computations contemplated by this Section 2.7(b), including the determination of the number of Cash Electing Shares, Stock Electing Shares and Non-Electing Shares and, after consultation with Parent and the Company, all such computations will be conclusive and binding on the former holders of shares of the Company Common Stock absent manifest error. The Exchange Agent may, with the agreement of Parent and the Company, make such reasonable rules as are consistent with this Section 2.7 for the implementation of the Elections provided for herein as shall be necessary or desirable to effect fully such Elections.

(g) Company Compensatory Awards. At the Effective Time, each Company Compensatory Award then outstanding under any of the Company Plans shall be treated in accordance with the provisions of Section 6.11.

2.8 Exchange of Certificates.

(a) Exchange Agent. Prior to the Effective Time, Parent shall select a bank or trust company reasonably acceptable to the Company to act as the payment agent for the Merger (the “Exchange Agent”). The Exchange Agent shall also act as the agent for the Company’s shareholders for the purpose of receiving and holding their Certificates and Uncertificated Shares and shall obtain no rights or interests in the shares of Company Common Stock represented thereby.

(b) Exchange Fund. Parent shall deposit (or cause to be deposited) with the Exchange Agent, for payment to the holders of shares of Company Common Stock pursuant to the provisions of this Article II, (i) evidence of Parent Common Stock issuable pursuant to Section 2.7(a) in book-entry form sufficient to issue the aggregate Stock Consideration, (ii) by transfer of immediately available funds, an amount of cash sufficient to pay the aggregate Cash Consideration and (iii) by transfer of immediately available funds, an amount of cash sufficient to make the aggregate payments in lieu of any fractional shares of Parent Common Stock (such amount referenced in clauses (ii) and (iii) together with the evidence of book-entry shares of Parent Common Stock, the “Exchange Fund”).

(c) Payment Procedures. As promptly as practicable following the Effective Time, Parent and Merger Sub shall cause the Exchange Agent to mail to each holder of record (as of immediately prior to the

Effective Time) of shares of Non-Electing Shares (i) a letter of transmittal in customary form and containing customary provisions (which shall specify that delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery of the Certificates or transfer of the Uncertificated Shares to the Exchange Agent) (a “Letter of Transmittal”) and (ii) instructions for use in effecting the surrender of the Certificates or transfer of the Uncertificated Shares in exchange for the Merger Consideration payable in respect thereof pursuant to the provisions of this Article II. Each holder of Electing Shares shall have previously completed and delivered to the Exchange Agent a Letter of Transmittal in accordance with Section 2.7(f)(ii) above. Each holder of shares of Company Common Stock that have been converted into the right to receive the Merger Consideration shall be entitled to receive the Merger Consideration in respect of the shares of Company Common Stock represented by a Certificate or Uncertificated Share, upon (x) surrender to the Exchange Agent of a Certificate, together with a duly completed and validly executed Letter of Transmittal and such other documents as may reasonably be requested by the Exchange Agent, or (y) receipt of an “agent’s message” by the Exchange Agent (or such other evidence, if any, of transfer as the Exchange Agent may reasonably request) in the case of a book-entry transfer of Uncertificated Shares. Until so surrendered or transferred, as the case may be, each such Certificate or Uncertificated Share shall represent after the Effective Time for all purposes only the right to receive the Merger Consideration payable in respect thereof pursuant to the provisions of this Article II. No interest shall be paid or accrued on the cash payable upon the surrender or transfer of such Certificate or Uncertificated Share.

(d) Transfers of Ownership. If any portion of the Merger Consideration is to be paid to a Person other than the Person in whose name the surrendered Certificate or the transferred Uncertificated Share is registered, it shall be a condition to such payment that (i) either such Certificate shall be properly endorsed or shall otherwise be in proper form for transfer or such Uncertificated Share shall be properly transferred and (ii) the Person requesting such payment shall pay to the Exchange Agent any transfer or other similar Tax required as a result of such payment to a Person other than the registered holder of such Certificate or Uncertificated Share or establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable.

(e) Required Withholding. Each of the Exchange Agent, Parent and the Surviving Company shall be entitled to deduct and withhold from any amounts payable pursuant to this Agreement such amounts as may be required to be deducted or withheld therefrom under applicable Tax laws. To the extent that such amounts are so deducted or withheld, such amounts (i) shall be remitted by Parent, Merger Sub, the Surviving Company or the Exchange Agent, as the case may be, to the applicable Governmental Entity and (ii) shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

(f) No Liability. Notwithstanding anything to the contrary set forth in this Agreement, none of the Exchange Agent, Parent, the Surviving Company or any other party hereto shall be liable to a holder of shares of Company Common Stock for any amount properly paid to a public official pursuant to any abandoned property, escheat or similar Applicable Law.

2.9 No Further Ownership Rights in Company Common Stock. From and after the Effective Time, all shares of Company Common Stock shall no longer be outstanding and shall automatically be cancelled, retired and cease to exist, and each holder of a Certificate or Uncertificated Share theretofore representing any shares of Company Common Stock shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration payable therefor upon the surrender thereof in accordance with the provisions of Section 2.8. The Merger Consideration paid in accordance with the terms of this Article II shall be deemed to have been paid in full satisfaction of all rights pertaining to such shares of Company Common Stock. From and after the Effective Time, there shall be no further registration of transfers on the records of the Surviving Company of shares of Company Common Stock that were issued and outstanding immediately prior to the Effective Time, other than transfers to reflect, in accordance with customary settlement procedures, trades effected prior to the Effective Time. If, after the Effective Time, Certificates or Uncertificated Shares are presented to the Surviving Company for any reason, they shall be canceled and exchanged for the Merger Consideration as provided for, and in accordance with the procedures set forth, in this Article II.

2.10 Lost, Stolen or Destroyed Certificates. In the event that any Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof, the Merger Consideration payable in respect thereof pursuant to Section 2.7; provided, however, as a condition precedent to the payment of such Merger Consideration, the Exchange Agent shall require the owners of such lost, stolen or destroyed Certificates to furnish a bond in form satisfactory to the Exchange Agent, Parent and the Surviving Company as indemnity against any claim that may be made against Parent, the Surviving Company or the Exchange Agent with respect to the Certificates alleged to have been lost, stolen or destroyed. The value of the bond of indemnity shall be calculated by the Exchange Agent, based on the value of lost, stolen or destroyed Certificates.

2.11 Taking of Necessary Action; Further Action. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Company with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Company and Merger Sub, the directors and officers of the Surviving Company shall take all such lawful and necessary action on behalf of the Company and Merger Sub.

2.12 Tax Treatment. The Merger is intended to constitute a “reorganization” within the meaning of Section 368(a) of the Code. The parties hereto intend that the First Step Merger and the Second Step Merger will constitute integrated steps in a single “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3, which plan of reorganization the parties adopt by executing this Agreement. Except as specifically set forth in this Agreement, no party hereto shall take any action that would reasonably be expected to cause the Merger to fail to qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except, with respect to any Section of this Article III, as set forth in the section of the disclosure letter delivered by the Company to Parent on the date of this Agreement (the “Company Disclosure Letter”) that specifically relates to such Section or in another section of the Company Disclosure Letter to the extent it is reasonably apparent from the text of such disclosure that such disclosure is applicable to such Section, and except as disclosed in the Annual Report on Form 10-K of the Company for the fiscal year ended December 31, 2014, and any amendments thereto, (the “Company Form 10-K”) or in the Quarterly Report on Form 10-Q of the Company for the quarter ended March 31, 2015 (other than disclosures in the “Risk Factors” or “Forward-Looking Statements” sections of such reports, other disclosures that are similarly non-specific or are predictive or forward-looking in nature and excluding any exhibits incorporated by reference in such reports), the Company hereby represents and warrants to Parent, Merger Sub and Merger Sub LLC as follows:

3.1 Organization and Standing. The Company is a corporation duly organized, validly existing and in good standing under California Law. The Company has the requisite power and authority to carry on its business as it is presently being conducted and to own, lease or operate its respective properties and assets. The Company is duly qualified to do business and is in good standing in each jurisdiction where the character of its properties owned or leased or the nature of its activities make such qualification necessary (to the extent the “good standing” concept is applicable in the case of any jurisdiction outside the United States), except where the failure to be so qualified or in good standing has not had and would not reasonably be expected to be, individually or in the aggregate, a Company Material Adverse Effect. The Company has delivered or made available to Parent complete and correct copies of its articles of incorporation and bylaws, as amended to date. The Company is not in violation of its articles of incorporation or bylaws. The Company has delivered or made available to Parent complete and correct copies of the minutes (or, in the case of draft minutes, the most recent drafts thereof) of all meetings of the shareholders, the Company Board and each committee of the Company Board held since January 1, 2012 other than any such minutes relating to this Agreement or the transactions contemplated hereby or any alternatives to this Merger considered by the Company Board.

3.2 Subsidiaries.

(a) Section 3.2(a) of the Company Disclosure Letter contains a complete and accurate list of the name and jurisdiction of organization of each Subsidiary of the Company. Except for the Company’s Subsidiaries, the Company does not own, directly or indirectly, any capital stock of, or other equity or voting interest in, any Person.

(b) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each of the Company’s Subsidiaries (i) is duly organized, validly existing and in good standing under the Applicable Laws of the jurisdiction of its respective organization (to the extent the “good standing” concept is applicable in the case of any jurisdiction outside the United States), (ii) has the requisite power and authority to carry on its respective business as it is presently being conducted and to own, lease or operate its respective properties and assets, (iii) is duly qualified to do business and is in good standing in each jurisdiction where the character of its properties owned or leased or the nature of its activities make such qualification necessary (to the extent the “good standing” concept is applicable in the case of any jurisdiction outside the United States) and (iv) is in compliance with its respective certificate of incorporation, bylaws or other applicable constituent documents. The Company has delivered or made available to Parent complete and correct copies of the certificates of incorporation and bylaws or other constituent documents, as amended to date, of each of the Company’s material Subsidiaries.

(c) All of the outstanding capital stock of, or other equity or voting interest in, each Subsidiary of the Company (i) have been duly authorized, validly issued and are fully paid and nonassessable and (ii) are owned, directly or indirectly, by the Company, free and clear of all Liens (other than restrictions on transfer imposed by Applicable Law) and free of any other restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other equity or voting interest) that would prevent the operation by the Surviving Company of such Subsidiary’s business as presently conducted.

(d) There are no outstanding (i) securities of the Company or any of its Subsidiaries convertible into or exchangeable for shares of capital stock of, or other equity or voting interest in, any Subsidiary of the Company, (ii) options, stock appreciation rights, warrants, restricted stock units, rights or other commitments or agreements to acquire from the Company or any of its Subsidiaries, or that obligate the Company or any of its Subsidiaries to issue, any capital stock of, or other equity or voting interest in, or any securities convertible into or exchangeable for shares of capital stock of, or other equity or voting interest in, any Subsidiary of the Company, (iii) obligations of the Company to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar agreement or commitment (whether payable in equity, cash or otherwise) relating to any capital stock of, or other equity or voting interest (including any voting debt) in, any Subsidiary of the Company (the items in clauses (i), (ii) and (iii), together with the capital stock of the Subsidiaries of the Company, being referred to collectively as “Subsidiary Securities”) or (iv) other obligations by the Company or any of its Subsidiaries to make any payments based on the price or value of any Subsidiary Securities. There are no Contracts of any kind which obligate the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any outstanding Subsidiary Securities.

3.3 Authorization.

(a) The Company has all requisite corporate power and authority to execute and deliver this Agreement and, subject in the case of the Merger to obtaining the Requisite Shareholder Approval, to consummate the transactions contemplated hereby and to perform its obligations hereunder. Assuming that the representations of Parent, Merger Sub and Merger Sub LLC set forth in Section 4.11 are accurate, the execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby (including the Merger) have been duly authorized by all necessary corporate action on the part of the Company and no additional corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the transactions contemplated hereby (including the Merger), other than in the case of the Merger obtaining the Requisite Shareholder Approval.

This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent, Merger Sub and Merger Sub LLC, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that such enforceability (i) may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar Applicable Law affecting or relating to creditors’ rights generally and (ii) is subject to general principles of equity.

(b) At a meeting duly called and held prior to the execution of this Agreement, the Company Board unanimously (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, are advisable, (ii) determined that this Agreement and the transactions contemplated hereby, including the Merger, are fair to and in the best interests of the Company and its shareholders, (iii) approved this Agreement and the transactions contemplated hereby, including the Merger, and the Voting Agreements, (iv) directed that the adoption of this Agreement be submitted to a vote of the shareholders of the Company at the Company Shareholder Meeting and (v) resolved to recommend that the holders of shares of Company Common Stock adopt this Agreement in accordance with the applicable provisions of California Law.

(c) Assuming that the representations of Parent, Merger Sub and Merger Sub LLC set forth in Section 4.11 are accurate, the affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock voting to adopt this Agreement (the “Requisite Shareholder Approval”) is the only vote of the holders of any class or series of Company Capital Stock necessary (under Applicable Law or otherwise) to consummate the Merger and the other transactions contemplated by this Agreement.

3.4 Capitalization.

(a) The authorized capital stock of the Company consists of (i) 250,000,000 shares of Company Common Stock and (ii) 5,000,000 shares of Company Preferred Stock. As of March 31, 2015 (the “Capitalization Reference Date”), (A) 56,865,368 shares of Company Common Stock were issued and outstanding, (B) no shares of Company Preferred Stock were issued and outstanding or held by the Company as treasury shares and (C) no shares of Company Common Stock were held by the Company as treasury shares. All outstanding shares of Company Common Stock were validly issued, fully paid, nonassessable and free of any preemptive rights. Since the Capitalization Reference Date through (and including) the date of this Agreement, the Company has not issued any shares of Company Capital Stock other than pursuant to Company Restricted Stock Units or the exercise of Company Options or pursuant to the Company ESPP or any 401(k) plans maintained by the Company or any of its Subsidiaries.

(b) Section 3.4(b) of the Company Disclosure Letter sets forth, as of the Capitalization Reference Date, (i) the aggregate number of shares of Company Common Stock that are subject to Company Options, (ii) the aggregate number of shares of Company Common Stock that are subject to Company Restricted Stock Units, (iii) the name or identification number of each holder, (iv) the number of shares of Company Common Stock subject to each Company Option and Company Restricted Stock Unit, (v) the grant date of each Company Option and Company Restricted Stock Unit and (vi) the exercise price for each Company Option (in the case of clauses, (iii), (iv) and (v), on a holder-by-holder basis). The Company shall provide Parent, within three (3) Business Days prior to the anticipated Closing Date, a complete and correct list, as of such date, of all holders of Company Options and Company Restricted Stock Units, specifying, on a holder-by-holder basis, (i) the name of each holder, (ii) the number of Shares subject to each Company Option and Company Restricted Stock Unit, (iii) the grant date of each Company Option and Company Restricted Stock Unit, (iv) the exercise price for each Company Option, (v) the vesting schedule of each Company Option and Company Restricted Stock Unit, (vi) the settlement schedule of each Company Restricted Stock Unit, (vii) the Company Stock Plan under which each Company Option and Company Restricted Stock Unit was issued and (viii) the expiration date of each Company Option. Since the Capitalization Reference Date through (and including) the date of this Agreement, the Company has not granted any Company Compensatory Awards. Each outstanding Company Compensatory Award was granted subject to the terms of a Company Plan. As of the Capitalization Reference Date, 2,397,441 shares of Company Common Stock were reserved for future issuance pursuant to stock awards not yet granted under the Company Plans. All Company Compensatory Awards have been, in all material respects, validly issued and properly approved by the Company Board in accordance with all Applicable Law, and the Company Plans and all Company Compensatory Awards have been, in all material respects, properly accounted for in accordance with GAAP on the consolidated audited financial statements of the Company and its Subsidiaries filed in or furnished with the SEC Reports.

(c) Except as set forth in this Section 3.4, there are (i) no outstanding shares of capital stock of, or other equity or voting interest in, the Company, (ii) no outstanding securities of the Company convertible into or exchangeable for shares of capital stock of, or other equity or voting interest in, the Company, (iii) no outstanding options, stock appreciation rights, warrants, restricted stock units, rights or other commitments or agreements to acquire from the Company, or that obligates the Company to issue, any capital stock of, or other equity or voting interest in, or any securities convertible into or exchangeable for shares of capital stock of, or other equity or voting interest in, the Company, (iv) no obligations of the Company to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar agreement or commitment (whether payable in equity, cash or otherwise) relating to any capital stock of, or other equity or voting interest (including any voting debt) in, the Company (the items in clauses (i), (ii), (iii) and (iv), together with the capital stock of the Company, being referred to collectively as “Company Securities”) and (v) no other obligations by the Company or any of its Subsidiaries to make any payments based on the price or value of the Company Securities. There are no outstanding Contracts of any kind which obligate the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Company Securities.

(d) Other than this Agreement or the Voting Agreements, neither the Company nor any of its Subsidiaries is a party to any Contracts restricting the transfer of, relating to the voting of, requiring registration of, or granting any preemptive rights, anti-dilutive rights or rights of first refusal or similar rights with respect to any securities of the Company.

3.5 Non-contravention; Required Consents.

(a) The execution, delivery or performance by the Company of this Agreement, the consummation by the Company of the transactions contemplated hereby (including the Merger) and the compliance by the Company with any of the provisions hereof do not and will not (i) violate or conflict with any provision of the articles of incorporation or bylaws or other constituent documents of the Company or any of its Subsidiaries, (ii) subject to obtaining the Consents set forth in Section 3.5(a)(ii) of the Company Disclosure Letter, violate, conflict with, or result in the breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration under, or result in the loss of any material benefit or the imposition of any additional payment or other Liability under, any Contract to which the Company or any of its Subsidiaries is a party or by which the Company, any of its Subsidiaries or any of their respective properties or assets may be bound, (iii) assuming compliance with the matters referred to in Section 3.5(b) and, in the case of the consummation of the Merger, subject to obtaining the Requisite Shareholder Approval, violate or conflict with any Applicable Law or Order or (iv) result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of the Company or any of its Subsidiaries, except in the case of each of clauses (ii), (iii) and (iv) above, for such violations, conflicts, defaults, terminations, accelerations or Liens which, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect or prevent, materially delay or materially impair the ability of the Company to consummate the transaction contemplated by this Agreement in accordance with the terms hereof and Applicable Law.

(b) No consent, approval, Order or authorization of, or filing or registration with, or notification to (any of the foregoing being a “Consent”), any Governmental Entity is required on the part of the Company or any of its Subsidiaries in connection with the execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby (including the

Merger), except (i) the filing and recordation of the Agreement of Merger with the California Secretary of State as required by the CCC, (ii) such filings and approvals as may be required by the Nasdaq or any federal or state securities laws, including compliance with any applicable requirements of the Exchange Act (including the filing with the SEC the Proxy Statement/Prospectus and the filing of the Form S-4 and the declaration of effectives of the Form S-4), (iii) compliance with any applicable requirements of the HSR Act and any other Antitrust Laws and (iv) such other Consents, the failure of which to obtain, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect or to prevent, materially delay or materially impair the ability of the Company to consummate the transaction contemplated by this Agreement in accordance with the terms hereof and Applicable Law.

3.6 SEC Reports.

(a) Since January 1, 2013, the Company has filed or furnished (as applicable) all forms, reports, schedules, statements and documents with the SEC that have been required to be so filed or furnished (as applicable) by it under Applicable Law at or prior to the time so required, and, after the date of this Agreement and until the Effective Time, the Company will file all forms, reports, schedules, statements and documents with the SEC that are required to be filed by it under Applicable Law at or prior to the time so required (all such forms, reports, schedules, statements and documents, together with any other forms, reports, schedules, statements or other documents filed or furnished (as applicable) by the Company with the SEC after January 1, 2013 and at or prior to the Effective Time that are not required to be so filed or furnished, the “SEC Reports”).

(b) Each SEC Report complied, or will comply, as the case may be, as of its filing date, as to form in all material respects with the applicable requirements of the Securities Act or the Exchange Act, as the case may be, and with all applicable provisions of the Sarbanes-Oxley Act, each as in effect on the date such SEC Report was, or will be, filed.

(c) As of its filing date (or, if amended or superseded by a filing prior to the date of this Agreement, on the date of such amended or superseded filing), each SEC Report did not, or will not, as the case may be, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

(d) Since January 1, 2013, neither the Company nor any of its Subsidiaries has received from the SEC or any other Governmental Entity (i) any written comments that have not been resolved with respect to any of the SEC Reports (including the financial statements included therein) or any registration statement filed by any of them with the SEC or (ii) any written notice that such SEC Reports (including the financial statements included therein) or registration statements are being reviewed or investigated, and, to the Knowledge of the Company, there is not, as of the date of this Agreement, any investigation or review being conducted by the SEC or any other Governmental Entity of any SEC Reports (including the financial statements included therein).

(e) No Subsidiary of the Company is subject to the reporting requirements of Section 13(a) or Section 15(d) of the Exchange Act.

(f) No executive officer of the Company has failed to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act with respect to any SEC Report, except as disclosed in certifications filed with the SEC Reports. Since January 1, 2013, neither the Company nor any of its executive officers has received any written notice from any Governmental Entity challenging or questioning the accuracy, completeness, form or manner of filing of such certifications.

3.7 Financial Statements.

(a) The consolidated financial statements of the Company and its Subsidiaries contained in the SEC Reports at the time filed were prepared in accordance with GAAP then in effect consistently applied by the Company during the periods and at the dates involved (except as may be indicated in the notes thereto and, in the case of unaudited interim financial statements as may be permitted by the SEC for Quarterly Reports on Form 10-Q), and fairly presented in all material respects the consolidated financial position of the Company and its Subsidiaries as of the dates thereof and the consolidated results of operations and cash flows for the periods then ended (subject to normal year-end adjustments in the case of any unaudited interim financial statements).

(b) The Company’s system of internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) is sufficient in all material respects to provide reasonable assurance (i) that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP, (ii) that receipts and expenditures are executed in accordance with the authorization of management, and (iii) that any unauthorized use, acquisition or disposition of the Company’s assets that would materially affect the Company’s financial statements would be detected or prevented in a timely manner.

(c) The Company’s “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) are reasonably designed to ensure that (i) all material information (both financial and non-financial) required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported to the individuals responsible for preparing such reports within the time periods specified in the rules and forms of the SEC, and (ii) all such material information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the principal executive officer and principal financial officer of the Company required under the Exchange Act with respect to such reports.

(d) To the Knowledge of the Company since January 1, 2013, neither the Company nor any of its Subsidiaries (including any director, officer and employee thereof) nor the Company’s independent auditors has identified or been made aware of (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by the Company and its Subsidiaries, (ii) any fraud, whether or not material, that involves the Company’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by the Company and its Subsidiaries or (iii) any claim or allegation regarding any of the foregoing.

(e) Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, partnership agreement or any similar Contract (including any Contract relating to any transaction, arrangement or relationship between or among the Company or any of its Subsidiaries, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand (such as any arrangement described in Section 303(a)(4) of Regulation S-K of the SEC)) where the purpose or effect of such arrangement is to avoid disclosure of any material transaction involving the Company or any its Subsidiaries in the Company’s consolidated financial statements.

(f) Since January 1, 2013, to the Knowledge of the Company, neither the Company nor any of its Subsidiaries nor any director, officer or auditor of the Company or any of its Subsidiaries has received or otherwise had or obtained knowledge of any substantive complaint, allegation, assertion or claim, whether written or oral, that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices. Since January 1, 2013 no current or former attorney representing the Company or any of its Subsidiaries has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by the Company or any of its officers, directors, employees or agents to the Company Board or any committee thereof or to any current director or executive officer of the Company.

(g) Since January 1, 2013, to the Knowledge of the Company, no employee of the Company or any of its Subsidiaries has provided or is providing information to any law enforcement agency regarding the commission or possible commission of any crime or the violation or possible violation of any Applicable Law of the type described in Section 806 of the Sarbanes-Oxley Act by the Company or any of its Subsidiaries. Since January 1, 2013, to the Knowledge of the Company, neither the Company nor any of its Subsidiaries, nor any director, officer, employee, contractor, subcontractor or agent of the Company or any such Subsidiary has discharged, demoted, suspended, threatened, harassed or in any other manner discriminated against an employee of the Company or any of its Subsidiaries in the terms and conditions of employment because of any lawful act of such employee described in Section 806 of the Sarbanes-Oxley Act.

3.8 Proxy Statement/Prospectus. The Proxy Statement/Prospectus, when filed with the SEC and at the time the S-4 is declared effective by the SEC and on the date first mailed to shareholders of the Company and at the time of the Company Shareholders’ Meeting, will comply as to form in all material respects with the applicable requirements of the Exchange Act and will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that notwithstanding the foregoing, no representation or warranty is made by the Company with respect to information supplied by Parent, Merger Sub or Merger Sub LLC or any of their officers, directors, representatives, agents or employees in writing specifically for inclusion or incorporation by reference in the in the Proxy Statement.

3.9 No Undisclosed Liabilities. Neither the Company nor any of its Subsidiaries has any Liabilities other than (a) Liabilities reflected or otherwise reserved against in the Balance Sheet (or in the consolidated financial statements of the Company and its Subsidiaries included in the SEC Reports filed prior to the date of the Agreement or to the extent disclosed in the notes to such financial statements), (b) Liabilities under this Agreement, (c) fees and expenses payable to any accountant, outside legal counsel or financial advisor which are incurred in connection with the negotiation of this Agreement or the consummation of the transactions contemplated by this Agreement (including the Merger), (d) executory obligations under any Material Contract, other than any such obligations that arose as a result of an existing breach or default (with or without notice or lapse of time or both) thereunder, (e) Liabilities incurred in the ordinary course of business consistent with past practice since the date of the Balance Sheet and (f) Liabilities that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

3.10 Absence of Certain Changes.

(a) Except for actions expressly contemplated by this Agreement, since the date of the Balance Sheet through the date of this Agreement, (i) the business of the Company and its Subsidiaries has been conducted, in all material respects, in the ordinary course consistent with past practice and (ii) the Company has not taken any action that, if taken after the date of this Agreement without the prior written consent of Parent, would constitute a breach of Section 5.2;

(b) Except for actions expressly contemplated by this Agreement, since the date of the Balance Sheet through the date of this Agreement, there has not occurred any damage, destruction or other casualty loss (whether or not covered by insurance) with respect to any Real Property that, individually or in the aggregate, are material to the Company and its Subsidiaries, taken as a whole; and

(c) Since the date of the Balance Sheet, there has not been or occurred or there does not exist any Company Material Adverse Effect or any other Effect that would reasonably be expected to prevent, materially delay or materially impair the ability of the Company to consummate the transaction contemplated by this Agreement in accordance with the terms hereof and Applicable Law.

3.11 Material Contracts.

(a) For purposes of this Agreement, a “Material Contract” means each of the following Contracts (excluding in each case any purchase order entered into by the Company or any of its Subsidiaries in the ordinary course of business consistent with past practice) which is currently in effect and to which the Company or any of its Subsidiaries is a party or by which any of their respective properties or assets are bound:

(i) any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC, other than those agreements and arrangements described in Item 601(b)(10)(iii)) with respect to the Company and its Subsidiaries;

(ii) other than at-will offer letters on the Company’s standard form containing no severance provisions or consulting Contracts which may be cancelled on less than ninety (90) days’ notice without penalty to the Company, any employment or independent contractor Contract (in each case, under which the Company has continuing obligations as of the date hereof) with any current or former executive officer, consultant or employee of the Company or its Subsidiaries or member of the Company Board providing for an annual base compensation in excess of $100,000;

(iii) any Contract or plan, including any stock option plan, stock appreciation right plan or stock purchase plan, any of the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the consummation of the transactions contemplated by this Agreement or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement (including the Merger);

(iv) any Collective Bargaining Agreement or other similar Contract with a Labor Organization;

(v) any Contract (excluding, for the avoidance of doubt, any purchase order) with any Significant Customer or any Significant Supplier providing for indemnification or any guaranty (in each case, under which the Company has continuing obligations as of the date hereof), other than (A) any guaranty by the Company of any of its Subsidiaries’ obligations or (B) any Contract providing for indemnification entered into in connection with the distribution, sale or license of services or hardware or software products in the ordinary course of business consistent with past practice, which indemnification does not materially differ from the provisions embedded in Company’s standard terms of sale as provided or made available to Parent;

(vi) any Contract containing any covenant, commitment or other obligation (A) limiting the right of the Company or any of its Subsidiaries to engage in any line of business or to compete with any Person in any line of business, (B) granting any exclusive rights to any third party, (C) containing a “most favored nation” or similar provision that would affect more than 1% of the Company’s aggregate annual revenues (based solely on the fiscal year ended December 31, 2014) or the provisions of which would be applicable to Parent after the Effective Time, (D) including any “take or pay” or “requirements” obligation, (E) prohibiting the Company or any of its Subsidiaries (or, after the Effective Time, Parent) from engaging in business with any Person or levying a fine, charge or other payment for doing so (other than any prohibition pertaining to the non-solicitation of employees) or (F) otherwise prohibiting or limiting the right of the Company or its Subsidiaries to sell, distribute or manufacture any products or services or to purchase or otherwise obtain any software, components, parts or subassemblies, in the case of each of clauses (A) through (F) other than any such Contracts that may be cancelled without liability to the Company or its Subsidiaries of more than $200,000 and upon notice of ninety (90) days or less;

(vii) any Contract (A) relating to the license, disposition or acquisition by the Company or any of its Subsidiaries after the date of this Agreement of a material amount of assets other than in the ordinary course of business, (B) pursuant to which the Company or any of its Subsidiaries will acquire any material ownership interest in any other Person or other business enterprise other than the Company’s Subsidiaries or (C) relating to the formation, control or operation of any joint venture;

(viii) any Contract for the acquisition or disposition of any business containing any continuing (A) profit sharing arrangements or “earn-out” arrangements or (B) indemnification or similar contingent payment obligations;

(ix) any joint marketing or development agreements under which the Company or any of its Subsidiaries have continuing obligations or costs in excess of $200,000 per year, to jointly market any product, technology or service, and which may not be canceled without penalty upon notice of ninety (90) days or less;

(x) any material outsourcing Contracts (including material Contracts to assemble, manufacture and package any Company Product) other than Contracts between the Company and a Significant Supplier;

(xi) Based upon amounts paid or received thereunder during the most recent completed fiscal year of the Company, (A) any Contract between the Company and any Significant Customer, (B) the top five (5) distributor contracts, (C) any Contract between the Company and any Significant Supplier, (D) the top three (3) development contracts, and (E) the top five (5) sales representative contracts;

(xii) The top five (5) Contracts (based upon amounts paid thereunder during the most recent completed fiscal year of the Company, and excluding, for the avoidance of doubt, any purchase order) containing any service obligation on the part of the Company or any of its Subsidiaries (as measured by continuing costs to be incurred by the Company or any of its Subsidiaries in connection with those services);

(xiii) any Contract that is required to be listed in Section 3.22(c) of the Company Disclosure Letter;

(xiv) any mortgages, indentures, guarantees, loans or credit agreements, security agreements or other Contracts relating to the borrowing of money by, or extension of credit to, the Company or any of its Subsidiaries, other than (A) accounts receivables and payables in the ordinary course of business consistent with past practice and (B) loans to direct or indirect wholly-owned Subsidiaries;

(xv) any mortgage, lease, loan or other material Contract relating to any sale leaseback transaction of any real property previously owned by the Company or any of its Subsidiaries;

(xvi) any Leases;

(xvii) any Contract entered into since January 1, 2013 to settle a Legal Proceeding other than (A) releases entered into with former employees or independent contractors of the Company which do not contain cash settlements in excess of $300,000 or (B) settlement agreements for cash only (which has been paid) and does not exceed $300,000 as to such settlement; and

(xviii) any material Contract with any Governmental Entity.

(b) Section 3.11(b) of the Company Disclosure Letter contains a list that is complete and accurate in all material respects as of the date hereof of all Material Contracts, and identifies each subsection of Section 3.11(a) that describes such Material Contract. The Company has delivered or made available to Parent complete and correct copies of each such Material Contract.

(c) Each Material Contract is valid and binding on the Company (and/or each such Subsidiary of the Company, as the case may be) and is in full force and effect, and neither the Company nor any of its Subsidiaries party thereto, nor, to the Knowledge of the Company, any other party thereto, is in breach of, or default under any such Material Contract, and no event has occurred that with notice or lapse of time or both would constitute such a breach or default thereunder by the Company or any of its Subsidiaries, or, to the Knowledge of the Company, any other party thereto, except in each of the foregoing cases as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole. As of the date hereof, neither the Company nor any of its Subsidiaries has received any written notice or other written communication regarding any actual or possible violation or breach of or default under, or intention to cancel or modify, any Material Contract, except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.

3.12 Compliance with Applicable Law. The Company and each of its Subsidiaries are and since January 1, 2012 have been in compliance with all Applicable Laws and Orders, except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole. Since January 1, 2013, neither the Company nor any of its Subsidiaries (a) has received any written notice of any administrative, civil or criminal investigation or audit by any Governmental Entity relating to the

Company or any of its Subsidiaries, (b) has received any written notice from any Governmental Entity alleging any violation by the Company or any of its Subsidiaries of any Applicable Law or Order nor (c) has provided any written notice to any Governmental Entity regarding any violation by the Company or any of its Subsidiaries of any Applicable Law or Order, and no such notice referred to in clauses (a), (b) or (c) of this Section 3.12 remains outstanding or unresolved as of the date of this Agreement, except in each case as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.

3.13 Permits. The Company and its Subsidiaries are, and since January 1, 2013 have been, in compliance with the terms of all permits, licenses, authorizations, consents, approvals and franchises from Governmental Entities required to occupy and operate each Real Property and to conduct their businesses as currently conducted (“Permits”), and no suspension or cancellation of any such Permits is pending or, to the Knowledge of the Company, threatened, except for such noncompliance, suspensions or cancellations that, individually or in the aggregate, are not and would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole. Since January 1, 2013, neither the Company nor any of its Subsidiaries has received any written notice from any Governmental Entity regarding (a) any violation by the Company or any of its Subsidiaries of any Permits or the failure to have any required Permits, or (b) any revocation, cancellation or termination of any Permits held by the Company or any of its Subsidiaries, and no such notice in either case remains outstanding or unresolved as of the date of this Agreement, except in each case as, individually or in the aggregate, is not and would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

3.14 Litigation. As of the date hereof, there is no Legal Proceeding pending or, to the Knowledge of the Company, threatened (a) against the Company or any of its Subsidiaries or any of the respective properties of the Company or any of its Subsidiaries that (i) involves an amount in controversy in excess of $200,000, (ii) seeks material injunctive relief, or (iii) seeks to impose any legal restraint on or prohibition against or limit the Surviving Company’s ability to operate the business of the Company and its Subsidiaries substantially as it was operated immediately prior to the date of this Agreement, (b) to the Knowledge of the Company, against any current or former director or officer of the Company or any of its Subsidiaries (in their respective capacities a such), whether or not naming the Company or any of its Subsidiaries or (c) by the Company or any of its Subsidiaries against any third party that (i) involves an amount in controversy in excess of $200,000 or (ii) seeks material injunctive relief. As of the date hereof, neither the Company nor any of its Subsidiaries nor any of their respective properties, including the Assets and the Real Property, is subject to any outstanding Order that, individually or in the aggregate, is or would reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, or to prevent, materially delay or materially impair the ability of the Company to consummate the transaction contemplated by this Agreement in accordance with the terms hereof and Applicable Law.

3.15 Customers and Suppliers.

(a) To the Knowledge of the Company, (i) neither the Company nor any of its Subsidiaries has any outstanding material disputes concerning any Company Products with any customer who accounted for at least 1% of the Company’s revenues during the fiscal year ended December 31, 2014 based on amounts paid or payable to the Company or its Subsidiaries by such customers (each, a “Significant Customer”) and (ii) since January 1, 2014 neither the Company nor any of its Subsidiaries has received any written or bona fide oral notice from any Significant Customer that such Significant Customer shall not continue as a customer of the Company or any of its Subsidiaries other than, for the avoidance of doubt, in connection with the loss of a design opportunity. Since December 31, 2014, the Company has not had any material quantity of Company Products returned by a purchaser thereof except for normal warranty returns consistent with past history or pursuant to stock rotation rights under the Company’s distributor agreements.

(b) To the Knowledge of the Company, (i) neither the Company nor any of its Subsidiaries has any outstanding material dispute concerning products and/or services provided by any supplier to which amounts paid or payable by the Company and its Subsidiaries to such supplier during the fiscal year ended December 31, 2014 accounted for an amount equal to or greater than $500,000 during the fiscal year ended December 31, 2014 (each, a “Significant Supplier”) and (ii) since January 1, 2014 neither the Company nor any of its Subsidiaries has received any written or, to the Knowledge of the Company, bona fide oral notice from any Significant Supplier that such Significant Supplier shall not continue as a supplier to the Company or any of its Subsidiaries. To the Knowledge of the Company, the Company and its Subsidiaries have access, in all material respects and on commercially reasonable terms, to all products and services reasonably necessary to carry on the Company’s business, and the Company has no Knowledge of any reason why it will not continue to have such access in all material respects and on commercially reasonable terms.

3.16 Taxes.

(a) Each of the Company and its Subsidiaries has prepared and timely filed (taking into account all applicable extensions) all material income, franchise and other U.S. federal, state, local and non-U.S. Tax Returns required to be filed by it, and such Tax Returns in all material respects are true and correct and have been completed in accordance with Applicable Law.

(b) Each of the Company and its Subsidiaries has (i) timely paid all material Taxes it is required to pay (whether or not shown on a Tax Return), and (ii) timely withheld (and timely paid over any withheld amounts to the appropriate Taxing authority) all material federal and state income Taxes, Federal Insurance Contribution Act and Federal Unemployment Tax Act amounts, and other Taxes (including all material Taxes required to be withheld on any U.S. or non-U.S. Company Compensatory Awards) it is required to withhold.

(c) No material audit or other examination of any Tax Return of the Company or any of its Subsidiaries is presently in progress, nor has the Company or any of its Subsidiaries been notified in writing of any request for such a material audit or other examination. No material adjustment relating to any Tax Return filed by the Company or any of its Subsidiaries has been proposed in writing by any Governmental Entity. No written claim has ever been made by any Governmental Entity that the Company or any of its Subsidiaries is or may be subject to taxation in a jurisdiction in which it does not file Tax Returns.

(d) There are no Liens on the assets of the Company or any of its Subsidiaries relating or attributable to Taxes, other than Permitted Liens.

(e) Neither the Company nor any of its Subsidiaries has (i) ever been a member of an affiliated group (within the meaning of Section 1504(a) of the Code) filing a consolidated federal income Tax Return (other than a group the common parent of which was the Company), or (ii) any Liability for the Taxes of any person other than the Company and its Subsidiaries under Treasury Regulations Section 1.1502-6 (or any similar provision of Applicable Law, including any arrangement for group or consortium relief or similar arrangement), as a transferee or successor, by contract or by operation of law (other than pursuant to Contracts entered into in the ordinary course of business the principal purposes of which is unrelated to Taxes).

(f) Neither the Company nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code during the two-year period ending on the date hereof or otherwise in a transaction that could be treated as part of a plan (or series of related transactions) pursuant to which the transactions contemplated by this Agreement are a part.

(g) Neither the Company nor any of its Subsidiaries has engaged in any transaction that is the same as or substantially similar to one of the types of transactions that the Internal Revenue Service has determined to be a tax avoidance transaction and identified by notice, regulation, or other form of published guidance as a listed transaction, as set forth in Treasury Regulations Section 1.6011-4(b)(2).

(h) Neither the Company nor any of its Subsidiaries has knowledge of any facts or has taken or agreed to take any action that would reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

3.17 Environmental Matters.

(a) Except as has not resulted in and would not reasonably be expected to result in a Company Material Adverse Effect, (i) the Company and its Subsidiaries are and since January 1, 2012 and have been, in compliance in all material respects with all applicable Environmental Laws; and (ii) to the Knowledge of the Company, all Company Products comply with the restricted substance requirements set forth in Annex II of the EU RoHS Directive.

(b) Except as has not resulted in and would not reasonably be expected to result in a Company Material Adverse Effect, (i) the Company and its Subsidiaries hold and maintain all of the Environmental Permits necessary for the operations of the Company or any of its Subsidiary as such activities are currently being conducted; (ii) all such Environmental Permits are valid and in full force and effect; (iii) the Company and its Subsidiaries are in compliance with all covenants and conditions of all such Environmental Permits; and (iv) to the Knowledge of the Company, no circumstances exist that would reasonably be expected to cause any Environmental Permit to be revoked, modified, or rendered non-renewable upon payment of the permit fee.

(c) Except as has not resulted in and would not reasonably be expected to result in a Company Material Adverse Effect, (i) no Legal Proceeding is pending, or to the Knowledge of the Company, threatened, concerning or relating to any Environmental Law, Environmental Permit, or any Hazardous Materials Activity with respect to the Company or any of its Subsidiaries and (ii) neither the Company nor any Subsidiary has received any written information request from any Governmental Entity pursuant to Environmental Law.

(d) Except in material compliance with Environmental Laws or in a manner that would not reasonably be expected to result in a Company Material Adverse Effect, (i) no Hazardous Materials are present on any Business Facility currently owned, operated, or leased by the Company or any Subsidiary or were present on any other Business Facility at the time it ceased to be owned, operated, or leased by the Company, any of its Subsidiaries, or any of their predecessors, in each case which Hazardous Materials would reasonably be expected to require the Company or its Subsidiaries to conduct any investigation or remedial action pursuant to Environmental Law; and (ii) no lien imposed pursuant to Environmental Law is present on any Owned Real Property.

(e) Except as would not reasonably be expected to result in a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries has entered into any Contract that requires it to guarantee, reimburse, pledge, defend, hold harmless or indemnify any other party with respect to liabilities arising under Environmental Laws.

(f) To the Knowledge of the Company, the Company has delivered or made available to Parent all material environmental records prepared in the past four (4) years and in the Company’s and its Subsidiaries’ possession concerning any material non-compliance with or material violation of Environmental Laws or Environmental Permits by the Company or its Subsidiary, environmental site assessments of any Business Facility in the possession of the Company or its Subsidiaries.

3.18 Employee Benefit Plans.

(a) Section 3.18(a) of the Company Disclosure Letter sets forth a complete and accurate list of all material Employee Plans. With respect to each material Employee Plan, to the extent applicable, the Company has made available to Parent complete and accurate copies of (i) the most recent annual report on Form 5500 required to have been filed with the IRS for each Employee Plan, including all schedules thereto; (ii) the most recent determination letter, if any, from the IRS for any Employee Plan that is intended to qualify under Section 401(a) of the Code; (iii) the plan documents and summary plan descriptions, if any, including any amendments or statements of material modifications thereto, or a written description of the terms of any Employee Plan that is not in writing; (iv) any related trust agreements, insurance contracts, insurance policies or other documents of any funding arrangements; (v) any notices to or from the IRS or any office or representative of the DOL or any similar Governmental Entity since January 1, 2010, relating to any compliance issues in respect of any such Employee Plan; (vi) with respect to each International Employee Plan, to the extent applicable, the Company has made available to Parent complete and accurate copies of (A) the most recent annual report or similar compliance documents required to be filed with any Governmental Entity with respect to such plan, if any, and (B) any document comparable to the determination letter referenced under clause (ii) above issued by a Governmental Entity, if any; and (vii) all other material Contracts directly relating to each Employee Plan, including administrative service agreements.

(b) Each Employee Plan has been maintained, operated and administered in compliance in all material respects with its terms and with all Applicable Law, including the applicable provisions of ERISA and the Code, and, to the Knowledge of the Company, there is no circumstance that exists that would materially affect such compliance. The Company does not maintain any International Employee Plans with respect to which it has or is reasonably expected to have any Liability in excess of $200,000.

(c) Each Employee Plan that is intended to be “qualified” under Section 401 of the Code may rely on an unrevoked favorable prototype opinion letter or has received a favorable determination letter from the IRS with respect to such Employee Plan’s tax-qualified status under the Code and nothing has occurred or exists since the date of such determination or opinion letter that would reasonably be expected to materially and adversely affect the qualified status of any such Employee Plan.

(d) All contributions, premiums and other payments required to be made with respect to any Employee Plan have been timely made, accrued or reserved for, except as would not be expected to result in a material liability. Except as required by Applicable Law or the terms of an Employee Plan, neither the Company nor any of its Subsidiaries has any plan or commitment to establish any new material Employee Plan or amend in any material respect an existing Employee Plan.

(e) There are no material Legal Proceedings pending or, to the Knowledge of the Company, threatened on behalf of or against any Employee Plan, the assets of any trust under any Employee Plan, or the plan sponsor, plan administrator or any fiduciary or any Employee Plan with respect to the administration or operation of such plans, other than routine claims for benefits that have been or are being handled through an administrative claims procedure.

(f) None of the Company, any of its Subsidiaries, or, to the Knowledge of the Company, any of their respective directors, officers, employees or agents has, with respect to any Employee Plan, engaged in or been a party to any non-exempt “prohibited transaction,” as such term is defined in Section 4975 of the Code or Section 406 of ERISA, which could reasonably be expected to result in the imposition of a material penalty assessed pursuant to Section 502(i) of ERISA or a material tax imposed by Section 4975 of the Code.

(g) Neither the Company, any of the its Subsidiaries nor any of their respective ERISA Affiliates has in the six (6) years prior to the date hereof maintained, participated in or contributed to (or been obligated to contribute to) (i) an Employee Plan subject to Section 412 of the Code or Title IV of ERISA, (ii) a “multiemployer plan” (as defined in Section 3(37) of ERISA), (iii) a “multiple employer plan” as defined in Section 210 of ERISA or Section 413(c) of the Code, (iv) a “funded welfare plan” within the meaning of Section 419 of the Code or (v) a voluntary employees’ beneficiary association under Section 501(c)(9) of the Code.

(h) No Employee Plan provides post-termination or retiree life insurance, health or other welfare benefits to any person, other than pursuant to Section 4980B of the Code or any similar Applicable Law.

(i) Each Employee Plan, and any award thereunder, that is or forms part of a “nonqualified deferred compensation plan” subject to Section 409A of the Code has been maintained, operated and administered in material compliance with the applicable requirements of Section 409A of the Code. Each Company Option, stock appreciation right, or other similar right to acquire Company Common Stock or other equity of the Company, granted to or held by an individual or entity who is or may reasonably be subject to United States taxation, (i) has an exercise price that is not less than the fair market value of the underlying equity as of the date such Company Option, stock appreciation right or other similar right was granted, and (ii) has been properly accounted for in accordance with GAAP on the consolidated financial statements of the Company and its Subsidiaries filed in or furnished with the SEC Reports.

(j) Neither the execution or delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement (including the Merger) will, either alone or in conjunction with any other event, (i) result in any material payment or benefit becoming due or payable, or required to be provided, to any director, employee, consultant or independent contractor of the Company or any of its Subsidiaries, (ii) materially increase the amount or value of any benefit or compensation otherwise payable or required to be provided to any such director, employee, consultant or independent contractor, (iii) result in the acceleration of the time of payment, vesting or funding of any such benefit or compensation or (iv) result in the payment of any amount that would not be deductible by reason of Section 280G of the Code. There is no contract, agreement, plan or arrangement to which the Company or any of its Subsidiaries is a party or by which it is bound to compensate any current or former employee or other disqualified individual for excise taxes which may be required pursuant to Section 4999 of the Code or any Taxes required by Section 409A of the Code.

(k) No International Employee Plan has Liabilities, other than those Liabilities that would not reasonably be expected to be material to the Company and its Subsidiaries taken as a whole, that as of the Closing Date will not be offset in full by insurance or otherwise be fully accrued.

3.19 Labor Matters.

(a) Neither the Company nor any of its Subsidiaries is a party to any Contract or arrangement between or applying to, one or more employees or other service providers and a union, trade union, works council, group of employees or any other employee representative body, for collective bargaining or other negotiating or consultation purposes or reflecting the outcome of such collective bargaining or negotiation or consultation with respect to their respective employees with any labor organization, union, group, association, works council or other employee representative body, or is bound by any equivalent national or sectoral agreement (“Collective Bargaining Agreements”). There are no pending material activities or proceedings or, to the Knowledge of the Company, threatened or reasonably anticipated by any works council, union, trade union, or other labor-relations organization or entity (“Labor Organization”) to organize any such employees. There are no lockouts, strikes, slowdowns, work stoppages or, to the Knowledge of the Company, threats thereof by or with respect to any employees of the Company or any of its Subsidiaries nor have there been any such lockouts, strikes, slowdowns or work stoppages or threats thereof with respect to any employees of the Company or any of its Subsidiaries, except in each case as would not be material to the Company. The consummation of the transactions contemplated by this Agreement (including the Merger) will not entitle any person (including any Labor Organization) to any payments under any Collective Bargaining Agreement, or require the Company or any of its Subsidiaries to consult with, provide notice to, or obtain the consent or opinion of any Labor Organization except in each case as, individually or in the aggregate, is not and would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole. Except as would not be expected to result in a material liability, neither the Company nor any of its Subsidiaries, nor to the Knowledge of the Company any of their respective representatives or employees, has committed any unfair labor practice in connection with the operation of their respective businesses of the Company or any of its Subsidiaries, and, except as would not be expected to result in a material liability, there is no charge, complaint or other action against the Company or any of its Subsidiaries by the National Labor Relations Board or any comparable Governmental Entity pending or to the Knowledge of the Company threatened.

(b) The Company and its Subsidiaries have complied with all Applicable Laws and Orders relating to employment, employment practices, terms and conditions of employment, worker classification (including the proper classification of workers as independent contractors and consultants and for overtime purposes), leased and seconded employees, tax withholding, prohibited discrimination, equal employment, fair employment practices, meal and rest periods, immigration status, employee safety and health, wages (including overtime wages), compensation, and hours of work, except in each case as, individually or in the aggregate, is not and would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole. Neither the Company nor any of its Subsidiaries is a party to any material conciliation agreement, consent decree or other employment-related agreement or order with any Governmental Entity.

(c) Each of the Company and its Subsidiaries is in compliance in all material respects with WARN. In the past two years, (i) neither the Company nor any of its Subsidiaries has effectuated a “plant closing” (as defined in WARN) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of its business, (ii) there has not occurred a “mass layoff” (as defined in WARN) affecting any site of employment or facility of the Company or any of its Subsidiaries, and (iii) neither the Company nor any of its Subsidiaries has been affected by any transaction or engaged in layoffs or employment terminations sufficient in number, including as aggregated, to trigger application of any similar state, local or foreign law or regulation. Neither the Company nor its Subsidiaries has caused any of their respective employees to suffer an “employment loss” (as defined in WARN) during the ninety (90) day period prior to the date hereof, and there has been no termination which would trigger any notice or other obligations under WARN.

3.20 Real Property.

(a) Section 3.20(a) of the Company Disclosure Letter sets forth a true and complete list of all of the real property owned by the Company or any of its Subsidiaries as of the date hereof (the “Owned Real Property”), including street address, legal description and use. Other than the Owned Real Property, neither the Company nor any of its Subsidiaries nor any of their predecessors has ever owned any other real property. Neither Company nor any of its Subsidiaries is party to any agreement to purchase or sell real property. Except as set forth in Section 3.20(a) of the Company Disclosure Letter, the Company owns the Owned Real property free and clear of all Liens. The Company has a valid, enforceable title policy for the Owned Real Property in its full market value and has delivered a true and correct copy of it to Parent.

(b) Section 3.20(b)(i) of the Company Disclosure Letter contains a complete and accurate list of all of the existing leases, subleases, licenses, or other agreements which provide for payments by the Company or its Subsidiaries in excess of $100,000 per year (collectively, the “Leases”) under which the Company or any of its Subsidiaries uses or occupies or has the right to use or occupy, now or in the future, any real property (such real property, the “Leased Real Property” and, collectively with the Owned Real Property, the “Real Property”) including, with respect to each Lease, the name of the lessor, or the master lessor and sublessor, the date and term of the Lease and each amendment thereto, the square footage of the premises leased thereunder, and the aggregate annual rental payable thereunder). The Company has heretofore made available to Parent true and correct copies of all Leases (including all modifications, amendments, supplements, consents, waivers and side letters thereto and all agreements in connection therewith, including all work letters, improvement agreements, estoppel certificates, and subordination agreements). Each Lease is valid and binding on the Company (and/or each such Subsidiary of the Company, as the case may be) and is in full force and effect, and neither the Company nor any of its Subsidiaries party thereto, nor, to the Knowledge of the Company, any other party thereto, is in breach of, or default under, any such Lease, and no event has occurred that with notice or lapse of time or both would constitute such a breach or default thereunder by the Company or any of its Subsidiaries, or, to the Knowledge of the Company, any other party thereto, except in each of the foregoing cases as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole. Neither the Company nor any of its Subsidiaries has received any written notice or other written communication regarding any actual or possible violation or breach of or default under, or intention to cancel or modify, any Lease, except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole. Section 3.20(b)(ii) of the Company

Disclosure Letter contains a complete and accurate list of all of the existing leases, subleases, licenses, or other agreements granting to any Person, other than the Company or any of its Subsidiaries, any material right to use or occupy, now or in the future, any of the Real Property. Neither the Company nor any of its Subsidiaries owes broker commissions with respect to any Real Property that, individually or in the aggregate, would reasonably be expected to be material to the Company and its Subsidiaries. The Company or its Subsidiaries have valid leasehold estates in the Leased Real Property, subject to no Liens other than Permitted Liens, except as, individually or in the aggregate, would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole. The execution and delivery of this Agreement by the Company does not, and the consummation of the transactions contemplated hereby will not, result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or materially impair the rights of the Company or any of its Subsidiaries or alter the rights or obligations of the landlord under, or give to others any rights of termination, amendment, acceleration or cancellation of any Leases, or otherwise adversely affect the continued use and possession of any Real Property for the conduct of business as presently conducted, except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries taken as a whole. The Company and its Subsidiaries as of the date hereof occupy all of the Real Property for the operation of their business except as set forth in Section 3.20(b)(ii) of the Company Disclosure Letter and there are no other parties occupying or with a right to occupy the Real Property.

(c) The Company has not received any written notice from any insurance company of any defects or inadequacies in any Owned Real Property or any part thereof which would reasonably be expected to adversely affect the insurability of such Owned Real Property or the premiums for the insurance thereof. No written notice has been given by any insurance company which has issued a policy with respect to any portion of any Owned Real Property or by any board of fire underwriters (or other body exercising similar functions) requesting the performance of any repairs, alterations or other work with which compliance has not been made.

(d) Except as set forth in Section 3.20(d) of the Company Disclosure Letter: (i) there is no pending or, to the knowledge of the Company, threatened condemnation or similar proceeding affecting any Owned Real Property or any portion thereof, and (ii) are no Legal Proceedings pending or, to the knowledge of the Company, threatened against the Company, or, to the knowledge of the Company, against third parties affecting any Owned Real Property, and the Company is not aware of any facts which might result in any such Legal Proceeding and (iii) there are no pending or, to the knowledge of the Company, threatened special assessments or improvements or activities of any public or quasi-public body either planned, in process, or completed which may give rise to any special assessment against any Owned Real Property.

3.21 Assets; Personal Property. Except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, (i) the machinery, equipment, furniture, fixtures and other tangible personal property and assets owned, leased or used by the Company or any of its Subsidiaries (the “Assets”) are, in the aggregate, sufficient and adequate in all material respects to carry on their respective businesses in all material respects as presently conducted, and such Assets are in good operating condition and repair in all material respects (ordinary wear and tear and ongoing maintenance excepted) and (ii) the Company and its Subsidiaries are in possession of and have good title to, or valid leasehold interests in or valid rights under contract to use such Assets.

3.22 Intellectual Property.

(a) Section 3.22(a) of the Company Disclosure Letter contains a complete and accurate list of the Company Owned Intellectual Property Rights that are Registered IP (“Company Registered IP”) (other than Company Owned Intellectual Property Rights that are exclusively licensed to the Company and are not Patents) and material unregistered Trademarks (the “Unregistered Trademarks”), in each case listing, as applicable, (i) the name of the current owner, (ii) the jurisdiction where the application/registration is located, (iii) the application or registration number, (iv) the filing date, and issuance/registration/grant date, and (v) the prosecution status thereof.

(b) To the Knowledge of the Company, (i) the Company Registered IP and Unregistered Trademarks are valid, sustaining and enforceable and (ii) with respect to each item of Company Registered IP, all necessary registration, maintenance and renewal fees have been paid, in each case of clauses (i) and (ii), except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, as a whole.

(c) Section 3.22(c) of the Company Disclosure Letter contains a complete and accurate list of all Contracts (i) under which the Company or any of its Subsidiaries has the right to use or acquire ownership of any material Company IP, other than Shrink-Wrap Code or (ii) under which the Company or any of its Subsidiaries licenses to others the right to use or agreed to transfer to others any Intellectual Property Rights that are material Company Owned Intellectual Property Rights, other than non-disclosure agreements and non-exclusive license agreements entered into in the ordinary course of business (such Contracts, the “Company IP Agreements”). The Company has made available to Parent complete and correct copies of each such Company IP Agreement. To the Knowledge of the Company, (w) each Company IP Agreement is valid and binding on the Company or the Subsidiary of the Company that is a party thereto and is in full force and effect; (x) neither the Company nor any of its Subsidiaries that are a party thereto, nor, to the Knowledge of the Company, any other party thereto, is in breach of, or default under, any Company IP Agreement; (y) no event has occurred that with notice or lapse of time or both would constitute such a breach or default under any Company IP Agreement by the Company or any of its Subsidiaries; and (z) there are no pending material disputes regarding the scope of any Company IP Agreements, performance under the Company IP Agreements, or with respect to payments made or received under any Company IP Agreements; in each case of clauses (w), (x), (y) and (z), except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.

(d) To the Knowledge of the Company, (i) the Company and its Subsidiaries own or have sufficient rights to use all Intellectual Property Rights that are either used in or necessary for the conduct of the business of the Company and its Subsidiaries as currently conducted, and (ii) neither the operation of the business of the Company nor the use, provision, support, reproduction, making, distribution, marketing, sale, license or display of the Company Products by Company or its Subsidiaries infringes or misappropriates the Intellectual Property Rights or Moral Rights of any Person, in each case of clauses (i) and (ii), except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.

(e) To the Knowledge of the Company, (i) the Company and its Subsidiaries own all right, title and interest in the Company Owned Intellectual Property Rights (other than Company Owned Intellectual Property Rights that are exclusively licensed to the Company) free and clear of all Liens (other than (A) obligations arising under the terms of any (1) of the Company IP Agreements listed on Section 3.22(e) of the Company Disclosure Letter, (2) Contracts for Shrink-Wrap Code or (3) Contracts for out-bound non-disclosure agreements entered into in the ordinary course of business and (B) Permitted Liens); (ii) the Company and its Subsidiaries have the exclusive right to bring actions against any person that is infringing any Company Owned Intellectual Property Rights and to retain for themselves any damages recovered in any such action; and (iii) no Person other than the Company and its Subsidiaries has ownership rights to any Company Owned Intellectual Property Rights, in each case of clauses (i), (ii) and (iii), except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.

(f) (i) The Company and each of its Subsidiaries have taken commercially reasonable steps to protect the confidentiality of the Trade Secrets that comprise any part of the Company IP, and (ii) to the Knowledge of the Company, (A) there is no unauthorized use, disclosure or misappropriation of any such Trade Secrets by any Person and (B) all use and disclosure of Trade Secrets owned by another Person by the Company or any of its Subsidiaries have been pursuant to the terms of a written agreement with such Person or such use and disclosure by the Company or any of its Subsidiaries was otherwise lawful; in each case of clauses (i) and (ii), except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole. Without limiting the foregoing, the Company and its Subsidiaries have a policy requiring employees, consultants and contractors to execute a confidentiality and assignment agreement which (i) assigns to the Company or one of its Subsidiaries all right, title and interest in any Intellectual Property Rights created by such persons within the scope of their involvement with the Company or applicable Subsidiary and (ii) provides reasonable protection for Trade Secrets of the Company and its Subsidiaries, in each case of clauses (i) and (ii), except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole. To the Knowledge of the Company, to the extent permissible under Applicable Law, all current or former employees, consultants and contractors of the Company or any Subsidiary that have created any Company Owned Intellectual Property Rights have executed such agreements, and no party to any such agreement is in breach thereof, except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.

(g) To the Knowledge of the Company, no Person is infringing upon or otherwise violating any Company Owned Intellectual Property Rights, and neither the Company nor any of its Subsidiaries have asserted or threatened any claim against any Person alleging the same that remains unresolved, except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.

(h) There is no unresolved Legal Proceeding brought by a third party that has been served upon, filed or, to the Knowledge of the Company, threatened with respect to (i) any alleged infringement or other violation by the Company or any of its Subsidiaries or any of its or their current products or services or other operation of the Company’s or any of its Subsidiaries’ business of the Intellectual Property Rights of such third party or (ii) any challenge to the validity or enforceability of, or contesting the Company’s or any of its Subsidiaries’ rights with respect to, any Company IP, in each of clauses (i) and (ii), except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole. The Company and its Subsidiaries are not subject to any Order of any Governmental Entity that materially restricts or impairs the use, transfer or licensing of any Company Owned Intellectual Property Rights, except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.

(i) To the Knowledge of the Company, the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby (including the Merger) will not result in any of the following events that, but for the consummation of the transactions contemplated hereby, would not have occurred: (i) the Company or its Subsidiaries granting to any third party any rights or licenses to any Company Owned Intellectual Property Rights, except to the extent currently licensed, (ii) the vesting of any right of termination or cancellation of the counterparty under any Company IP Agreement, (iii) any payment of fees, penalties or royalties under any Company IP Agreement, (iv) a change in the scope of any Intellectual Property Rights granted to, or by, the Company or its Subsidiaries, (v) the imposition of any Lien on any Company Owned Intellectual Property Rights (other than Permitted Liens), or (vi) after the Merger, Parent or any of its Subsidiaries or Affiliates being required to grant any third party any rights or licenses to any of Parent’s or any of its Subsidiaries’ or Affiliates’ Intellectual Property Rights (except with respect to the Company Owned Intellectual Property Rights), in each case of clauses (i) through (vi), except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.

(j) To the Knowledge of the Company, except as set forth in Section 3.22(j) of the Company Disclosure Letter, no Software that constitutes Public Software was or is contained or included in, incorporated into, or integrated with any Company Product, except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole. Section 3.22(j) of the Company Disclosure Letter sets forth a list of all such Public Software, including: (i) the name of the Public Software; (ii) the website at which the license terms are available; (iii) the applicable Company Product referred to in the first sentence of this Section 3.22(j); and (iv) whether or not the Public Software has been modified or distributed.

(k) The Company and its Subsidiaries are in full compliance with all Public Software license agreements to which the Company or a Subsidiary, as applicable, is a party, except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.

(l) To the Knowledge of the Company, neither the Company nor any of its Subsidiaries have published or disclosed any Source Code owned by the Company or its Subsidiaries, except to their employees, customers or advisers pursuant to non-disclosure agreements, commercial agreements or license agreements subject to confidentiality obligations, nor has any other Person done so, except as authorized by the Company under a non-disclosure agreement, commercial agreement or license agreement subject to confidentiality obligations, in each case, except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole. The consummation of the transactions contemplated hereby (including the Merger) will not constitute a condition sufficient to entitle the beneficiary under any Source Code escrow arrangement under which the Company or any of its Subsidiaries have deposited any material Source Code for any Company Product to require release of such Source Code, except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.

(m) To the Knowledge of the Company, all personally identifiable information which has been collected, stored, maintained or otherwise used by the Company and its Subsidiaries has been collected, stored, maintained and used in accordance with all Applicable Laws, Contracts, and Company policies and industry standards, except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole. To the Knowledge of the Company, neither the Company nor its Subsidiaries has received a notice of noncompliance with Applicable Laws, Contracts or Company policies related to personally identifiable information.

(n) To the Knowledge of the Company, there are no material defects or errors in the Company Products or any “back door,” “time bomb,” “Trojan horse,” “worm,” “drop dead device,” “virus” or other software routines or hardware components that permit unauthorized access or the unauthorized disruption, impairment, disablement or erasure of such Company Product or data or other software of users of the Company Products, except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.

(o) (i) The Company and its Subsidiaries have taken reasonable steps and implemented reasonable procedures to prevent viruses and other disabling codes from entering Company Products and to otherwise safeguard the information technology systems, and personally identifiable information contained therein, of the Company and its Subsidiaries; (ii) to the Knowledge of the Company, there have been no material unauthorized intrusions or breaches of the security of information technology systems of the Company and its Subsidiaries; and (iii) the Company and its Subsidiaries have reasonable disaster recovery plans procedures and facilities for the business; in each case of clauses (i), (ii) and (iii), except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.

(p) Section 3.22(p) of the Company Disclosure Letter sets forth a true and complete list of all industry standards bodies or similar organizations in which the Company and/or any of its Subsidiaries is a member. To the Knowledge of the Company, (i) there is no obligation to license any of the Company Owned Intellectual Property Rights to any third party as a result of participation or membership in any standards body or similar organization and (ii) the Company and its Subsidiaries are in material compliance with their current membership in such organizations, in each case of clauses (i) and (ii), except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.

(q) To the Knowledge of the Company, no rights have been granted to any Governmental Entity with respect to any Company Product other than substantially the same standard commercial rights as are granted by the Company to commercial end users of the Company Products in the ordinary course of business consistent with past practices, except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.

3.23 Export Control and Import Laws.

(a) Since January 1, 2013, to the Knowledge of the Company (i) the Company and each of its Subsidiaries have been in compliance with all Applicable Laws regarding export and reexport control (“Export Controls”), including the Export Administration Regulations maintained by the U.S. Department of Commerce, trade and economic sanctions maintained by the Treasury Department’s Office of Foreign Assets Control and the International Traffic in Arms Regulations maintained by the Department of State and any applicable anti-boycott compliance regulations and (ii) the Company and its Subsidiaries have been in compliance with all applicable import Laws (“Import Restrictions”), including Title 19 of the U.S. Code and Title 19 of the Code of Federal Regulations, in each case except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.

(b) No Legal Proceeding is pending or, to the Knowledge of the Company, threatened, concerning or relating to any export or import activity of the Company or any of its Subsidiaries and no voluntary self-disclosures have been filed by or for the Company or any of its Subsidiaries since January 1, 2013 with respect to possible violations of any Export Controls or Import Restrictions.

3.24 Insurance. The Company and its Subsidiaries have material policies of insurance covering the Company, its Subsidiaries or any of their respective employees, properties or assets, including policies of life, property, title, fire, workers’ compensation, products liability, directors’ and officers’ liability and other casualty and liability insurance, in each case in a form and amount that is, to the Knowledge of the Company, in all material respects customarily carried by persons conducting business similar to that of the Company and which the Company believes is adequate for the operation of its business. As of the date hereof, except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, (a) all such insurance policies are in full force and effect, (b) no notice of cancellation has been received in connection with such policies, (c) there is no existing default or event which, with the giving of notice or lapse of time or both, would constitute a default, by any insured thereunder, (d) there is no claim pending under any of such policies as to which coverage has been questioned, denied or disputed by the underwriters of such policies and (e) there has been no threatened termination of, or premium increase with respect to, any such policies.

3.25 Anti-Bribery Laws. Since January 1, 2013, neither the Company nor any of its Subsidiaries (including any of their respective officers or directors, and to the Knowledge of the Company, their agents, employees or other Person associated with or acting on their behalf) has, directly or indirectly, (a) taken any action which would cause it to be in violation of the Foreign Corrupt Practices Act of 1977, as amended, or any rules or regulations thereunder, the U.K. Bribery Act of 2010, as amended, or any other comparable foreign law or statute; (b) used any corporate funds for unlawful contributions, loans, gifts, entertainment or other unlawful expenses relating to political activity; or (c) made, offered or authorized any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns.

3.26 Related Party Transactions. Except as set forth in the SEC Reports or compensation or other employment arrangements in the ordinary course of business, there are no transactions, agreements, arrangements or understandings currently in effect that would be required to be disclosed under Item 404 of Regulation S-K promulgated under the Securities Act.

3.27 Brokers; Fees and Expenses. Except for Credit Suisse Securities (USA) LLC (true and correct copies of whose engagement letter has been furnished or made available to Parent), there is no investment banker, broker, finder, agent or other Person that has been retained by or is authorized to act on behalf of the Company or any of its Subsidiaries who is entitled to any financial advisors, brokerage, finder’s or other fee or commission in connection with the transactions contemplated hereby (including the Merger).

3.28 Opinion of Financial Advisors. The Company Board has received the written opinion (or an oral opinion to be confirmed in writing) of Credit Suisse Securities (USA) LLC to the effect that, as of the date of the meeting of the Company Board at which the Company Board approved this Agreement, and based upon and subject to the assumptions, qualifications, limitations and other matters considered by Credit Suisse Securities (USA) LLC in connection with the preparation of its opinion, the Merger Consideration to be received by the holders of Company Common Stock in the Merger pursuant to this Agreement is fair, from a financial point of view, to such holders and, as of the date of this Agreement, such opinion has not been withdrawn, revoked or modified.

3.29 State Anti-Takeover Statutes; No Rights Plan.

(a) No other “control share acquisition,” “fair price,” “moratorium” or other antitakeover Applicable Law (such Applicable Law a “Takeover Law”) applies to the Merger, this Agreement, the Voting Agreements or any of the other transactions contemplated hereby or thereby.

(b) The Company has no rights plan, “poison-pill” or other comparable agreement or arrangement designed to have the effect of delaying, deterring or discouraging any Person from acquiring control of the Company. To the Knowledge of the Company, no Contract entered into in by the Company prohibits any Person from making any Acquisition Proposal following the execution and announcement of this Agreement.

3.30 No Other Representations or Warranties. Except for the representations and warranties contained in this Article III, neither the Company nor any other Person on behalf of the Company or any of its Subsidiaries makes any other representation or warranty, express or implied, to Parent or Merger Sub with respect to the Company or any of its Subsidiaries or any of the transactions contemplated hereby.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT, MERGER SUB AND MERGER SUB LLC

Except, with respect to any Section of this Article IV, as set forth in the section of the disclosure letter delivered by Parent to the Company on the date of this Agreement that specifically relates to such Section or in another section of such disclosure letter to the extent it is reasonably apparent from the text of such disclosure that such disclosure is applicable to such Section, and except as disclosed in the Annual Report on Form 10-K of Parent for the fiscal year ended May 30, 2014, the Quarterly Reports on Form 10-Q of Parent for the periods ended June 30, 2014, September 30, 2014 and December 31, 2014 and the Schedule 14A of Parent for the annual stockholders’ meeting held on August 25, 2014, (other than disclosures in the “Risk Factors” or “Forward-Looking Statements” sections of such reports, other disclosures that are similarly non-specific or are predictive or forward-looking in nature and excluding any exhibits incorporated by reference in such reports), Parent, Merger Sub and Merger Sub LLC hereby represent and warrant to the Company as follows:

4.1 Organization and Standing. Parent is a duly organized, validly existing and in good standing under the laws of the State of Delaware and has the requisite corporate power and authority to conduct its business as it is presently being conducted and to own, lease or operate its properties and assets. Merger Sub is a duly organized, validly existing and in good standing under the laws of the State of California and has the requisite corporate power and authority to conduct its business as it is presently being conducted and to own, lease or operate its properties and assets. Merger Sub LLC is a duly organized, validly existing and in good standing under the laws of the State of California and has the requisite limited liability company power and authority to conduct its business as it is presently being conducted and to own, lease or operate its properties and assets. Each of Parent, Merger Sub and Merger Sub LLC is duly qualified to do business and is in good standing in each jurisdiction where the character of its properties owned or leased or the nature of its activities make such qualification necessary, except where the failure to be so qualified or in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

4.2 Authorization. Each of Parent, Merger Sub and Merger Sub LLC has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby and to perform its obligations hereunder. The execution and delivery of this Agreement by Parent, Merger Sub and Merger Sub LLC and the consummation by Parent, Merger Sub and Merger Sub LLC of the transactions contemplated hereby (including the Merger) have been duly authorized by all necessary corporate action on the part of Parent, Merger Sub and Merger Sub LLC, and no additional corporate proceedings on the part of Parent or Merger Sub are necessary to authorize this Agreement or to consummate the transactions contemplated hereby (including the Merger). This Agreement has been duly executed and delivered by each of Parent, Merger Sub and Merger Sub LLC and, assuming the due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of each of Parent, Merger Sub and Merger Sub LLC, enforceable against each in accordance with its terms, except that such enforceability (a) may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar Applicable Laws affecting or relating to creditors’ rights generally and (b) is subject to general principles of equity.

4.3 Non-contravention; Required Consents.

(a) The execution, delivery or performance by Parent, Merger Sub and Merger Sub LLC of this Agreement, the consummation by Parent, Merger Sub and Merger Sub LLC of the transactions contemplated hereby (including the Merger) and the compliance by Parent, Merger Sub and Merger Sub LLC with any of the provisions hereof do not and will not (i) violate or conflict with any provision of the certificates of incorporation or bylaws or other constituent documents of Parent or Merger Sub, (ii) violate, conflict with or result in the breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or result in the termination of, or materially accelerate the performance required by, or result in a right of termination or material acceleration under, or result in the loss of any material benefit or the imposition of any additional material payment or other material Liability under, any Contract to which Parent or Merger Sub is a party or by which Parent, Merger Sub or any of their respective properties or assets may be bound, (iii) assuming compliance with the matters referred to in Section 4.3(b), violate or conflict with any Applicable Law or Order or (iv) result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of Parent or Merger Sub, except in the case of each of clauses (ii), (iii) and (iv) above, for such violations, conflicts, defaults, terminations, accelerations or Liens which, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect or would not reasonably be expected to prevent, materially delay or materially impair the ability of Parent, Merger Sub and Merger Sub LLC to consummate the transactions contemplated by this Agreement in accordance with the terms hereof or Applicable Law.

(b) No consent, approval, Order or authorization of, or filing or registration with, or notification to (any of the foregoing being a “Consent”), any Governmental Entity is required on the part of Parent, Merger Sub or any of their Subsidiaries in connection with the execution, delivery and performance by Parent, Merger Sub and Merger Sub LLC of this Agreement and the consummation by Parent, Merger Sub and Merger Sub LLC of the transactions contemplated hereby (including the Merger), except (i) the filing and recordation of the Agreement of Merger with the California Secretary of State as required by the CCC, (ii) such filings and approvals as may be required by the Nasdaq or any federal or state securities laws, including compliance with any applicable requirements of the Exchange Act (including the filing with the SEC the Proxy Statement/Prospectus and the filing of the Form S-4 and the declaration of effectives of the Form S-4), (iii) compliance with any applicable requirements of the HSR Act and any other Antitrust Laws and (iv) such other Consents, the failure of which to obtain, individually or in the aggregate, would not reasonably be expected to be have a Parent Material Adverse Effect or would not reasonably be expected to prevent, materially delay or materially impair the ability of Parent, Merger Sub and Merger Sub LLC to consummate the transactions contemplated by this Agreement in accordance with the terms hereof or Applicable Law.

4.4 Litigation. As of the date hereof, there are no Legal Proceedings pending or, to the knowledge of Parent, threatened against Parent or Merger Sub or any of their Affiliates that would, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. As of the date hereof, neither Parent nor Merger Sub nor any of their Affiliates is subject to any outstanding Order that would, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

4.5 Proxy Statement/Prospectus. The information supplied by Parent, Merger Sub, Merger Sub LLC or their respective officers, directors, representatives, affiliates, agents or employees for inclusion in the Proxy Statement/Prospectus, the Form S-4, any filing pursuant to Rule 165 or Rule 425 under the Securities Act or Rule 13a-12 under the Exchange Act or in any other document filed with any other Governmental Entity in connection herewith, will not, at the time the filing of such document with the SEC or other Governmental Entity or at the time of any amendment or supplement thereto, or on the date the Proxy Statement/Prospectus is first sent to shareholders of the Company or at the time of the Company Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

4.6 Capitalization.

(a) The authorized capital stock of Parent consists of 450,000,000 shares of Parent Common Stock and 5,000,000 shares of preferred stock, $0.001 par value per share (the “Parent Preferred Stock”). As of April 30, 2015, there were (i) 202,085,759 shares of Parent Common Stock outstanding, (ii) no shares of Parent Preferred Stock outstanding, (iii) an aggregate of 645,902 shares of Parent Common Stock subject to outstanding employee stock options (the “Parent Stock Options”), (iv) an aggregate of 5,320,897 shares of Parent Common Stock subject to outstanding restricted stock units (the “Parent RSUs”), (v) 16,736,825 shares of Parent Common Stock were reserved for issuance under all equity plans maintained by Parent (including upon exercise of the Parent Stock Options and Parent RSUs), (vi) an aggregate of 5,722,903 shares were reserved for issuance under Parent’s 2001 Employee Stock Purchase Plan, as amended and Parent’s International Employee Stock Purchase Plan, as amended and (vii) 16,704,235 shares were held by Parent in its treasury. All of the outstanding shares of Parent Common Stock have been duly authorized and validly issued, and are fully paid and non-assessable and all shares of Parent Common Stock that may be issued pursuant to any Parent Stock Options or Parent RSUs will be, when issued in accordance with the respective terms thereof, duly authorized and validly issued and fully paid, and, in each case, are and will be free and clear of any preemptive rights, restrictions on transfer (other than restrictions under applicable federal, state and other securities laws, Parent’s certificate of incorporation or under the terms of any plans under which they were issued) or Liens (other than Permitted Liens and other than Liens created by the holder thereof).

(b) Except as set forth in this Section 4.6, and for changes since April 30, 2015 resulting from the exercise of Parent Stock Options, settlement of Parent RSUs outstanding on such date or the grant of stock based compensation to directors or employees, there are no outstanding (i) shares of capital stock or other voting securities of or ownership interests in the Parent, (ii) securities of Parent convertible into or exchangeable for shares of capital stock or other voting securities of Parent, (iii) warrants, calls, options or other rights to acquire from Parent or other obligation of Parent to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of Parent or (iv) restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock of or voting securities of Parent (the items in clauses (i) through (iv) being referred to collectively as the “Parent Securities”). There are no outstanding obligations of Parent or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Parent Securities.

(c) The shares of Parent Common Stock to be issued as part of the Merger Consideration have been duly authorized and, when issued and delivered in accordance with the terms of this Agreement, will have been validly issued and will be fully paid and nonassessable and the issuance thereof is not subject to any preemptive or other similar right.

4.7 Parent SEC Reports.

(a) Since January 1, 2012, Parent has filed or furnished (as applicable) all forms, reports, schedules, statements and documents with the SEC that have been required to be so filed or furnished (as applicable) by it under Applicable Law at or prior to the time so required (all such forms, reports, schedules, statements and documents, together with any other forms, reports, schedules, statements or other documents filed or furnished (as applicable) by the Company with the SEC after January 1, 2012 and at or prior to the Effective Time that are not required to be so filed or furnished, the “Parent SEC Reports”).

(b) Each Parent SEC Report complied as of its filing date, as to form in all material respects with the applicable requirements of the Securities Act or the Exchange Act, as the case may be, and with all applicable provisions of the Sarbanes-Oxley Act, each as in effect on the date such Parent SEC Report was filed.

(c) As of its filing date (or, if amended or superseded by a filing prior to the date of this Agreement, on the date of such amended or superseded filing), each Parent SEC Report did not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

(d) Since January 1, 2012, neither Parent nor any of its Subsidiaries has received from the SEC or any other Governmental Entity (i) any written comments that have not been resolved with respect to any of the Parent SEC Reports (including the financial statements included therein) or any registration statement filed by any of them with the SEC or (ii) any written notice that such Parent SEC Reports (including the financial statements included therein) or registration statements are being reviewed or investigated, and there is not, as of the date of this Agreement, any investigation or review being conducted by the SEC or any other Governmental Entity of any Parent SEC Reports (including the financial statements included therein).

(e) No executive officer of Parent has failed to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act with respect to any Parent SEC Report, except as disclosed in certifications filed with the Parent SEC Reports. Since January 1, 2012, neither Parent nor any of its executive officers has received any written notice from any Governmental Entity challenging or questioning the accuracy, completeness, form or manner of filing of such certifications.

4.8 Financial Statements. The consolidated financial statements of Parent and its Subsidiaries filed in or furnished with the Parent SEC Reports have been or will be, as the case may be, prepared in accordance with GAAP consistently applied by Parent during the periods and at the dates involved (except as may be indicated in the notes thereto and, in the case of unaudited interim financial statements as may be permitted by the SEC for Quarterly Reports on Form 10-Q), and fairly present in all material respects, or will fairly present in all material respects, as the case may be, the consolidated financial position of Parent and its Subsidiaries as of the dates thereof and the consolidated results of operations and cash flows for the periods then ended (subject to normal year-end adjustments in the case of any unaudited interim financial statements).

4.9 No Undisclosed Liabilities. Neither Parent nor any of its Subsidiaries has any Liabilities that would be required by GAAP to be reflected on a consolidated balance sheet of Parent and its Subsidiaries (or in the notes thereto), except (a) Liabilities reflected or otherwise reserved against in the consolidated balance sheet of Parent as of March 31, 2015 (or disclosed in the notes thereto) or in the consolidated financial statements of Parent and its Subsidiaries included in the Parent SEC Reports filed prior to the date of this Agreement, (b) Liabilities under this Agreement, (c) fees and expenses payable to any accountant, outside legal counsel or financial advisor which are incurred in connection with the negotiation of this Agreement or the consummation of the transactions contemplated by this Agreement (including the Merger), (d) Liabilities incurred in the ordinary course of business consistent with past practice since March 31, 2015 and (e) Liabilities that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

4.10 Absence of Certain Changes. (a) Except for actions expressly contemplated by this Agreement, since December 31, 2014 through the date of this Agreement, the business of Parent and its Subsidiaries has been conducted, in all material respects, in the ordinary course consistent with past practice (b) since December 31, 2014, there has not been or occurred or there does not exist any Parent Material Adverse Effect or any other Effect that would reasonably be expected to prevent, materially delay or materially impair the ability of Parent, Merger Sub and Merger Sub LLC to consummate the transaction contemplated by this Agreement in accordance with the terms hereof or Applicable Law.

4.11 Operations of Merger Sub. Merger Sub has engaged in no other business activities other than those related to the transactions contemplated by this Agreement. Merger Sub is a direct wholly-owned Subsidiary of Parent.

4.12 Funds. Parent currently has, and will have (and will cause Merger Sub to have) immediately prior to the Effective Time, sufficient funds to pay the aggregate Merger Consideration contemplated by this Agreement and to perform the other obligations of Parent, Merger Sub and Merger Sub LLC contemplated by this Agreement.

4.13 Reorganization. Neither Parent nor Merger Sub has knowledge of any facts or has taken or agreed to take any action that would reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

4.14 No Other Representations or Warranties. Except for the representations and warranties contained in this Article IV, neither the Company nor any other Person on behalf of the Company or any of its Subsidiaries makes any other representation or warranty, express or implied, to Parent Merger Sub or Merger Sub LLC with respect to the Company or any of its Subsidiaries or any of the transactions contemplated hereby.

4.15 Ownership of Company Common Stock. None of Parent, Merger Sub, Merger Sub LLC or any of their Affiliates (i) owns (directly or indirectly, beneficially or of record) any shares of capital stock of the Company, or (ii) other than this Agreement, is a party to any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of, any shares of capital stock of the Company.

ARTICLE V

INTERIM CONDUCT OF BUSINESS

5.1 Affirmative Obligations of the Company. Except as (a) expressly required or permitted by this Agreement, (b) set forth in Section 5.1 or Section 5.2 of the Company Disclosure Letter or (c) approved in advance by Parent in writing (which approval shall not be unreasonably withheld, conditioned or delayed), at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, (i) the Company and each of its Subsidiaries shall (i) carry on its business in the usual, regular and ordinary course in substantially the same manner as heretofore conducted and in compliance with all applicable Laws, (ii) pay its debts and material Taxes when due, in each case subject to good faith disputes over such debts or Taxes for which adequate reserves have been established in accordance with GAAP on the appropriate financial statements, (iii) pay or perform all material obligations when due and (iv) use commercially reasonable efforts, consistent with past practices and policies, to (A) preserve intact its present business organization, (B) keep available the services of its directors, officers and key employees and (C) preserve its relationships with customers, suppliers, distributors, licensors, licensees and others with which it has significant business dealings.

5.2 Negative Obligations of the Company. Except as (w) expressly required or permitted by this Agreement, (x) set forth in Section 5.1 or Section 5.2 of the Company Disclosure Letter or (y) approved in advance by Parent in writing (which approval shall not be unreasonably withheld, conditioned or delayed), at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company shall not do any of the following and shall not permit its Subsidiaries to do any of the following:

(a) amend its articles of incorporation or bylaws or comparable organizational documents;

(b) issue, sell or deliver (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) any Company Securities or any Subsidiary Securities, other than (i) the issuance and sale of shares of Company Common Stock pursuant to Company Compensatory Awards outstanding as of or prior to the date hereof, (ii) grants to newly hired employees of Company Compensatory Awards pursuant to binding commitments prior to the date hereof as set forth on Section 5.2 of the Company Disclosure Letter or (iii) pursuant to the Company ESPP;

(c) acquire or redeem, directly or indirectly, any Company Securities or Subsidiary Securities other than (i) in full or partial payment of the exercise price and any applicable Taxes pursuant to any exercise, vesting or settlement of Company Compensatory Awards or (ii) pursuant to the forfeiture of any Company Compensatory Awards;

(d) other than (i) dividends or distributions made by any direct or indirect wholly-owned Subsidiary of the Company to the Company or one of its Subsidiaries or (ii) regular quarterly cash dividends by the Company with customary record and payment dates on shares of Company Common Stock not in excess of $0.05 per share per quarter, split, combine or reclassify any shares of capital stock, declare, set aside or pay any dividend or other distribution (whether in cash, shares or property or any combination thereof) in respect of any shares of capital stock, or make any other actual, constructive or deemed distribution in respect of the shares of capital stock;

(e) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries (other than the transactions contemplated hereby, including the Merger);

(f) (i) incur or assume any long-term or short-term debt or issue any debt securities, except for (A) short-term debt incurred to fund operations of the business in the ordinary course of business consistent with past practice and (B) loans or advances to or from direct or indirect wholly-owned Subsidiaries, (ii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other Person except with respect to obligations of direct or indirect wholly-owned Subsidiaries of the Company, (iii) make any loans, advances or capital contributions to or investments in any other Person except for routine advances in the ordinary course of business consistent with past practice to employees of the Company or any of its Subsidiaries or (iv) mortgage or pledge any of its or its Subsidiaries’ material assets, tangible or intangible, or voluntarily create or suffer to exist any Lien thereupon (other than Permitted Liens) other than in the ordinary course of business consistent with past practice;

(g) except as may be required by Applicable Law or as required by the terms of any Employee Plan as in effect as of the date hereof, enter into, adopt, amend (including acceleration of vesting), modify or terminate any bonus, profit sharing, compensation, severance, termination, option, restricted stock, restricted stock unit, appreciation right, performance unit, stock equivalent, share purchase agreement, pension, retirement, deferred compensation, employment, severance or other employee benefit agreement, trust, plan, fund or other arrangement for the compensation, benefit or welfare of any director, officer, employee, consultant or independent contractor in any manner or increase in any manner the compensation or fringe benefits of any director, officer, employee, consultant or independent contractor or pay any special bonus or special remuneration to any director, officer, employee, consultant or independent contractor, or pay any benefit not required by any plan or arrangement as in effect as of the date hereof;

(h) forgive any loans to any employees, officers or directors of the Company or any of its Subsidiaries, or any of their respective Affiliates;

(i) make any deposits or contributions of cash or other property to or take any other action to fund or in any other way secure the payment of compensation or benefits under the Employee Plans or agreements subject to the Employee Plans or any other Contract of the Company or any of its Subsidiaries other than deposits and contributions that are required pursuant to the terms of the Employee Plans or any agreements subject to the Employee Plans in effect as of the date hereof;

(j) enter into, amend, or extend any Collective Bargaining Agreement;

(k) other than terminations or demotions in the ordinary course of business consistent with past practice, hire, terminate, demote or promote or offer to hire, or promote any employee or potential employee, or encourage any employees to resign from or terminate his relationship with the Company or any of its Subsidiaries, in each case, other than as expressly contemplated by this Agreement; provided that the Company and its Subsidiaries may replace an employee that terminates his or her employment with the Company upon (i) the Company providing Parent with a written notice of the proposed replacement and (ii) Parent failing to make a reasonable objection to such replacement within five (5) Business Days; provided further that the Company and its Subsidiaries shall be entitled to hire or offer to hire any employees or potential employee after July 31, 2015 without the consent of Parent;

(l) acquire, sell, lease, license or dispose of any property or assets material to the Company and its Subsidiaries, taken as a whole, in any single transaction or series of related transactions;

(m) except as may be required as a result of a change in Applicable Law or in GAAP, make any change in any of the accounting principles or practices used by it;

(n) (i) make or change any material Tax election, (ii) amend any material Tax Return, (iii) settle or compromise any material Liability for Taxes, (iv) adopt or change any material Tax accounting method or (v) consent to any extension or waiver of any limitation period with respect to any material claim or assessment for Taxes;

(o) (i) enter into any lease or sublease of real property (whether as a lessor, sublessor, lessee or sublessee) or (ii) modify, amend or exercise any right to renew any lease or sublease of real property or waive or violate any term or condition thereof or grant any consents thereunder, other than extensions of expiring leases not to exceed a period of six months;

(p) abandon, cancel or knowingly allow to lapse or fail to maintain or protect any material Company Owned Intellectual Property Rights;

(q) (i) acquire (by merger, consolidation or acquisition of stock or assets) any other Person or any equity interest therein, (ii) other than in the ordinary course of business consistent with past practice, enter into, renew, amend or grant any release or relinquishment of any material rights under any Material Contract or Company IP Agreement or (iii) other than capital expenditures contemplated by the Company’s capital expenditures set forth in Section 5.2(q) of the Company Disclosure Letter, incur any new capital expenditure(s) that, individually or in the aggregate, would create obligations to the Company or any of its Subsidiaries in excess of $200,000;

(r) settle or compromise any pending or threatened Legal Proceeding other than the settlement or compromise of a Legal Proceeding (i) reflected or reserved against in full in the Balance Sheet or (ii) that does not include any obligation (other than the payment of money of $200,000 or less) to be performed by the Company or its Subsidiaries following the Effective Time that is or would reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole;

(s) except as required by Applicable Law or GAAP, revalue in any material respect any of its properties or assets including writing-off notes or accounts receivable other than in the ordinary course of business consistent with past practice;

(t) change pricing or royalties set or charged by persons who have licensed Intellectual Property Rights to the Company or any of its Subsidiaries;

(u) enter into or amend any material agreement pursuant to which any other party is granted development, manufacturing or similar rights of any type or scope with respect to any products or technology of the Company or any of its Subsidiaries;

(v) except as required by applicable Laws, convene any regular or special meeting (or any adjournment or postponement thereof) of the shareholders of the Company; and

(w) authorize, commit or enter into a Contract to do any of the foregoing.

5.3 Affirmative Obligations of Parent. Except (a) as contemplated, required or permitted by this Agreement or (b) as approved in advance by the Company in writing (which approval shall not be unreasonably withheld, conditioned, or delayed), at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of (x) the termination of this Agreement pursuant to Article VIII and (y) the Effective Time, Parent shall conduct its business, and shall cause each of its Subsidiaries to conduct their respective businesses, in each case, in the ordinary course.

5.4 Negative Obligations of Parent. Except (i) as contemplated, required or permitted by this Agreement or (ii) as approved in advance by the Company in writing (which approval shall not be unreasonably withheld, conditioned, or delayed), at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of (x) the termination of this Agreement pursuant to Article VIII and (y) the Effective Time, Parent shall not do any of the following and shall not permit its Subsidiaries to do any of the following:

(a) amend its certificate of incorporation, bylaws or other organizational documents to the extent such amendment would have an adverse effect on the transactions contemplated by this Agreement, the occurrence of the Effective Time or the consummation of the Closing, or would adversely affect the holders of shares in a manner that does not affect all holders of Parent Common Stock generally;

(b) acquire (by merger or stock or asset purchase or otherwise) any corporation, partnership, other business organization or any material business or division thereof or otherwise effect any consolidation, merger, business combination, recapitalization or similar transaction (other than the Merger) if such acquisition could reasonably be expected to prevent or materially delay the consummation of the transactions contemplated by this Agreement;

(c) take any action or fail to take any action that is intended to, or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the ability of Parent, Merger Sub or Merger Sub LLC to consummate the Merger or other transactions contemplated by this Agreement; or

(d) enter into any Contract with respect to any of the foregoing.

ARTICLE VI

ADDITIONAL AGREEMENTS

6.1 No Solicitation.

(a) The Company and its Subsidiaries shall, and shall direct their respective Representatives to, immediately cease and cause to be terminated, and shall not authorize or knowingly permit any of the Company’s or its Subsidiaries’ Representatives to continue, any and all existing activities, discussions or negotiations with any Third Party conducted heretofore with respect to any Acquisition Proposal. The Company shall promptly (and in any event within three (3) Business Days following the date hereof) request in writing that each Third Party that has executed a confidentiality agreement since the date which is one year prior to the date of this Agreement in connection with its consideration of acquiring the Company or any material portion thereof return or destroy all confidential information heretofore furnished to such Third Party by or on behalf of the Company, and the Company shall use its reasonable best efforts to have such information returned or destroyed (to the extent destruction or return of such information is permitted by such confidentiality agreement).

(b) At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company and its Subsidiaries shall not (and shall not authorize or knowingly permit any of their Representatives to), directly or indirectly, (i) solicit, initiate, or knowingly encourage, facilitate or induce the making, submission or announcement of an Acquisition Proposal, (ii) knowingly furnish to any

Third Party any non-public information relating to the Company or any of its Subsidiaries for the purpose of assisting or facilitating the making of an Acquisition Proposal or any inquiry, offer or proposal that would reasonably be expected to lead to an Acquisition Proposal, (iii) participate or engage in discussions or negotiations with respect to an Acquisition Proposal with any Third Party or (iv) execute or enter into any letter of intent, memorandum of understanding or Contract contemplating or otherwise relating to an Acquisition Transaction (other than a confidentiality agreement pursuant to this Section 6.1(b)); provided, however, that notwithstanding the foregoing, prior to obtaining the Requisite Shareholder Approval, the Company Board may, directly or indirectly through any Representative, with respect to any Third Party that has made (and not withdrawn) an Acquisition Proposal that the Company Board reasonably believes is bona fide after the date of this Agreement that did not result from a breach (or deemed breach) of this Section 6.1 that the Company Board concludes in good faith (after consultation with its financial advisor and its outside legal counsel) constitutes or is reasonably likely to lead to a Superior Proposal, (A) engage or participate in discussions or negotiations with such Third Party and its Representatives and/or (B) furnish to such Third Party and its Representatives any information (including non-public information) relating to the Company or any of its Subsidiaries pursuant to a confidentiality agreement the terms of which are no less favorable to the Company than those contained in the Confidentiality Agreement (provided that such confidentiality agreement need not contain any “standstill” or similar provision that would prohibit such Third Party from making any Acquisition Proposal) and containing additional provisions that expressly permit the Company to comply with the terms of this Section 6.1 (which confidentiality agreement shall be provided to Parent for informational purposes immediately following the execution and delivery thereof), provided that in the case of any action taken pursuant to the foregoing clauses (A) or (B), (1) the Company Board determines in good faith (after consultation with outside legal counsel) that the failure to take such action would be inconsistent with its fiduciary duties to shareholders of the Company under California Law, (2) solely with respect to the initial contact with respect to any Third Party, at least twenty-four (24) hours prior to engaging or participating in any such discussions or negotiations with, or furnishing any non-public information to, such Third Party, the Company shall have provided the notice required by Section 6.1(d) (and if such Acquisition Proposal is in written form, the Company shall give Parent a copy thereof) and notice of the Company’s intention to engage or participate in discussions or negotiations with, or furnish non-public information to, such Third Party and (3) contemporaneously with furnishing any non-public information to such Person, the Company furnishes such non-public information to Parent (to the extent such information has not been previously furnished or made available by the Company to Parent or any of its Representatives).

(c) Without limiting the generality of the foregoing, Parent, Merger Sub and the Company acknowledge and hereby agree that any action taken by any Representative of the Company or any of its Subsidiaries that would be a breach of the restrictions set forth in this Section 6.1 if taken by the Company shall be deemed to be a breach of this Section 6.1 by the Company for all purposes of and under this Agreement; provided, however, that any such action taken by any Representative of the Company or any of its Subsidiaries (other than any member of the Company Board, the Company Board’s financial advisor or outside legal counsel or any Senior Member of Management) shall not be deemed to be a breach of this Section 6.1 by the Company, unless such action was authorized, directed or knowingly permitted by any member of the Company Board or any Senior Member of Management.

(d) The Company shall promptly, and in all cases within twenty-four (24) hours of its receipt, advise Parent orally and in writing of its receipt of any Acquisition Proposal or any request for information or inquiry with respect to, or that would reasonably be expected to lead to, an Acquisition Proposal, including the terms and conditions of, and identity of the Person or group making, such Acquisition Proposal, request or inquiry.

(e) The Company shall keep Parent promptly informed of the status and material terms and conditions (including all material amendments or proposed amendments) of any such Acquisition Proposal, request or inquiry and, promptly upon receipt of any written material amendment or written proposed amendment of any such Acquisition Proposal, the Company shall give Parent a copy thereof. In addition to the foregoing, the Company shall provide Parent with written notice at least seventy-two (72) hours (or such shorter period as may be provided to the members of the Company Board) in advance of a meeting of the Company Board at which the Company Board is reasonably expected to consider an Acquisition Proposal, an inquiry relating to a potential Acquisition Proposal, or a request to provide non-public information to any Person.

6.2 Company Board Recommendation; Intervening Events.

(a) Subject to the terms of this Section 6.2, the Company Board shall (i) unanimously recommend that the Company’s shareholders adopt this Agreement in accordance with the applicable provisions of California Law (the “Company Board Recommendation”) and (ii) include the Company Board Recommendation in the Proxy Statement.

(b) Subject to the terms of this Section 6.2, at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, neither the Company Board nor any committee thereof shall (i) withdraw, amend or modify (or publicly propose to withhold, withdraw, amend or modify) in a manner adverse to Parent or Merger Sub, the Company Board Recommendation, (ii) approve, endorse, adopt or recommend, or publicly propose to approve, endorse, adopt or recommend, any Acquisition Proposal or Superior Proposal, (iii) fail to recommend against the acceptance of any tender offer or exchange offer for the Company Common Stock that constitutes an Acquisition Proposal within ten (10) Business Days after the commencement of such offer, or (iv) resolve or publicly propose to take any of the foregoing actions (any of the foregoing, a “Company Board Recommendation Change”; provided that, for the avoidance of doubt, none of (i) the Company’s delivery to Parent of any notice contemplated by Section 6.2(c), (ii) a determination by the Company Board that an Acquisition Proposal constitutes a Superior Proposal immediately prior to providing notice to Parent pursuant to Section 6.2(c)(i)(C), or (iii) the disclosure by the Company of such determination in connection with providing notice to Parent pursuant to Section 6.2(c)(i)(C), shall be deemed to be a Company Board Recommendation Change).

(c) Notwithstanding anything to the contrary set forth in this Agreement, the Company Board may effect a Company Board Recommendation Change at any time prior to obtaining the Requisite Shareholder Approval, if and only if:

(i) (A) the Company Board has received a bona fide written Acquisition Proposal that did not result from a breach (or deemed breach) of Section 6.1 that constitutes Superior Proposal, (B) the Company Board determines in good faith (after consultation with outside legal counsel) that the failure to effect such Company Board Recommendation Change would be inconsistent with its fiduciary duties to shareholders of the Company under California Law, (C) prior to effecting such Company Board Recommendation Change, the Company shall have (1) given Parent at least four (4) Business Days’ notice (the “Notice Period”) of its intention to take such action (which notice shall include the most current version of the proposed definitive agreement and, to the extent not included therein, all material terms and conditions of such Superior Proposal and the identity of the Person making such Superior Proposal) and (2) caused its financial and legal advisors to, during the Notice Period, negotiate with Parent in good faith any modifications to the terms and conditions of this Agreement proposed by Parent, in its discretion, and (D) Parent shall not have made, within the Notice Period, a written counteroffer or proposal capable of acceptance that the Company Board determines in good faith, after consultation with its financial advisor and its outside legal counsel, is at least as favorable, from a financial point of view, to shareholders of the Company, in their capacity as such, as such Superior Proposal (it being understood that (x) any material revision to the terms of a Superior Proposal, including any revision in price, shall require a new notice pursuant to clause (C) above and (y) there may be more than one Notice Period); or

(ii) (A) a material fact, event, change, development or set of circumstances occurs or exists after the date of this Agreement with respect to the business, operations, financial condition or results of operations of the Company or any of its Subsidiaries (and not relating in any way to (x) an Acquisition Proposal or (y) any fluctuation in the market price or trading volume of the Company Common Stock or Parent Common Stock, in and of itself) that was not known to the Company Board nor reasonably foreseeable by the Company Board as of or prior to the date of this Agreement (such material fact, event, change, development or set of circumstances, an “Intervening Event”) shall have occurred and be continuing, (B) the Company Board determines in good faith

(after consultation with outside legal counsel) that the failure to effect such Company Board Recommendation Change would be inconsistent with its fiduciary duties to shareholders of the Company under California Law, (C) prior to effecting such Company Board Recommendation Change, the Company shall have (1) given Parent at least four (4) Business Days’ prior written notice of its intention to take such action (which notice shall include a written explanation of the Company Board’s basis and rationale for proposing to effect such Company Board Recommendation Change) and (2) if requested by Parent, negotiated with Parent in good faith during such four (4) Business Day notice period any modifications to the terms of this Agreement proposed by Parent, in its discretion, and (D) Parent shall not have made, within the four (4) Business Day notice period, a written offer or proposal capable of acceptance that the Company Board determines in good faith, after consultation with its financial advisor and its outside legal counsel, would obviate the need for the Company Board to effect such Company Board Recommendation Change.

(d) The Company shall ensure that any Company Board Recommendation Change (A) does not change or otherwise affect the approval of this Agreement by the Company Board and (B) does not have the effect of causing any Takeover Law to be applicable to this Agreement, the Voting Agreements, the Merger or any of the other transactions contemplated hereby.

(e) Nothing in this Agreement shall prohibit the Company Board from (i) taking and disclosing to shareholders of the Company a position contemplated by Rule 14e-2(a) under the Exchange Act or complying with the provisions of Rule 14d-9 or Item 1012(a) of Regulation M-A under the Exchange Act (including by issuing a “stop, look and listen” statement) or (ii) making any disclosure to the shareholders of the Company if the Company Board determines in good faith, after consultation with outside legal counsel, that the failure to take such action would be inconsistent with Applicable Law (including the Company Board’s fiduciary duties); provided that, with respect to any statement(s) made by the Company Board pursuant to Rule 14e-2(a) under the Exchange Act, Rule 14d-9 under the Exchange Act or Item 1012(a) of Regulation M-A under the Exchange Act or otherwise related to an Acquisition Proposal, it is acknowledged and agreed that any such disclosure, other than a “stop, look and listen” communication of the type contemplated by Section 14d-9(f) of the Exchange Act or any similar communication to shareholders of the Company, shall not be deemed to be a Company Board Recommendation Change if the Company Board expressly publicly reaffirms the Company Board Recommendation in such communication or in connection with such action.

(f) The Company shall not take any action to (i) exempt any Person (other than Parent, Merger Sub, Merger Sub LLC and their respective Affiliates) from the provisions on “business combinations” contained in any Takeover Law or (ii) otherwise cause such restrictions not to apply, in each case unless such actions are taken simultaneously with a termination of this Agreement by the Company in accordance with the terms hereof.

6.3 Company Shareholders’ Meeting. Subject to Applicable Law, the rules and regulations of the Nasdaq and the Company’s articles of incorporation and bylaws, the Company shall establish a record date for, call, give notice of, convene and hold a meeting of the shareholders of the Company (the “Company Shareholders’ Meeting”) as promptly as practicable following the date of this Agreement (and in no event later than forty (40) days after the commencement of the mailing of the Proxy Statement/Prospectus to the Company’s shareholders) for the purpose of voting upon the adoption of this Agreement in accordance with California Law. Notwithstanding the foregoing, (a) if there are insufficient shares of the Company Common Stock necessary to conduct business at the Company Shareholders’ Meeting, the Company may extend the date of the Company Shareholders’ Meeting to the extent (and only to the extent) the Company reasonably determines that such delay is necessary in order to conduct business at the Company Shareholders’ Meeting, (b) the Company may delay the Company Shareholders’ Meeting to the extent (and only to the extent) the Company reasonably determines that such delay is required by Applicable Law, including to comply with comments made by the SEC with respect to the Proxy Statement, and (c) the Company may delay the Company Shareholders’ Meeting to the extent (and only to the extent) the Company reasonably determines that such delay is necessary to solicit sufficient proxies to secure the Requisite Shareholder Approval. Subject to Section 6.1 and Section 6.2, the Company shall solicit from shareholders of the Company proxies in favor of the adoption of this Agreement in accordance with California Law and shall use its reasonable best efforts to secure the Requisite Shareholder Approval at the Company Shareholders’ Meeting. Unless this Agreement is earlier terminated pursuant to Article VIII, the Company shall establish a record date for, call, give notice of, convene and hold the Company Shareholders’ Meeting in accordance with this Section 6.3, whether or not (i) the Company Board at any time subsequent to the date hereof shall have effected a Company Board Recommendation Change or otherwise shall determine that this Agreement is no longer advisable or recommends that shareholders of the Company reject it or (ii) there occurs the commencement, disclosure, announcement or submission to the Company of any Acquisition Proposal. The Company agrees that it shall not submit to the vote of the shareholders of the Company any Acquisition Proposal (whether or not a Superior Proposal) prior to the vote of the Company’s shareholders with respect to the Merger at the Company Shareholders’ Meeting. The notice of such Company Shareholders’ Meeting shall state that a resolution to adopt this Agreement, a non-binding, advisory resolution to approve the compensation that may become payable to the Company’s named executive officers in connection with the Merger, and a resolution to adjourn the Company Shareholders’ Meeting will be considered at the Company Shareholders’ Meeting, and no other matters shall be considered or voted upon at the Company Shareholders’ Meeting without Parent’s prior written consent (not to be unreasonably withheld).

6.4 Form S-4 and Proxy Statement/Prospectus.

(a) As promptly as practicable after the execution and delivery of this Agreement, Parent and the Company shall prepare, and Parent shall file with the SEC, a registration statement on Form S-4 in connection with the issuance of shares of Parent Common Stock in the Merger pursuant to the terms of this Agreement (as may be amended or supplemented from time to time, the “Form S-4”). The Form S-4 shall include (i) a prospectus for the issuance of shares of Parent Common Stock in the Merger and (ii) a proxy statement of the Company for use in connection with the solicitation of proxies for the matters to be considered at the Company Shareholders’ Meeting (as may be amended or supplemented from time to time, the “Proxy Statement/Prospectus”). Each of Parent and the Company shall use its reasonable best efforts to have the Form S-4 declared effective by the SEC under the Securities Act as promptly as practicable after such filing with the SEC. Without limiting the generality of the foregoing, each of the Company and Parent shall, and shall cause its respective representatives to, fully cooperate with the other party hereto and its respective Representatives in the preparation of the Form S-4 and the Proxy Statement/Prospectus, and shall furnish the other party hereto with all information concerning it and its Affiliates as the other party hereto may deem reasonably necessary or advisable in connection with the preparation of the Form S-4 and the Proxy Statement/Prospectus, and any amendment or supplement thereto, and each of Parent and the Company shall provide the other party hereto with a reasonable opportunity to review and comment thereon. As promptly as practicable after the Form S-4 is declared effective by the SEC, the Company shall cause the Proxy Statement/Prospectus to be mailed to its shareholders.

(b) Unless the Company Board shall have effected a Company Board Recommendation Change in accordance with the terms of Section 6.2, the Proxy Statement/Prospectus shall include the Company Board Recommendation.

(c) Except as otherwise set forth in this Agreement, no amendment or supplement (including by incorporation by reference) to the Form S-4 or the Proxy Statement/Prospectus shall be made without the approval of Parent and the Company, which approval shall not be unreasonably withheld, conditioned or delayed.

(d) Each of Parent and the Company shall cause the Form S-4 and the Proxy Statement/Prospectus, as applicable, to comply in all material respects as to form and substance with the requirements of the Securities Act and the Exchange Act. Without limiting the generality of the foregoing, the information supplied or to be supplied by either party hereto for inclusion or incorporation by reference in the Form S-4 shall not, at the time the Form S-4 is filed with the SEC or declared effective by the SEC or at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The information supplied or to be supplied by either party hereto for inclusion or incorporation by reference in the Proxy Statement/Prospectus shall not, on the date the Proxy Statement/Prospectus (or any amendment thereof or supplement thereto) is first mailed to shareholders, at the time of the Company Shareholders’ Meeting, or as of the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. In addition, the information supplied or to be supplied by or on behalf of either party hereto for inclusion in any filing pursuant to Rule 165 and Rule 425 under the Securities Act or Rule 14a-12 under the Exchange Act (each, a “Regulation M-A Filing”) shall not, at the time any such Regulation M-A Filing is filed with the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(e) Without limiting the generality of the foregoing, prior to the Effective Time (i) the Company and Parent shall notify each other as promptly as practicable upon becoming aware of any event or circumstance which should be described in an amendment of, or supplement to, the Form S-4, Proxy Statement/Prospectus or any Regulation M-A Filing so that any such document would not include any misstatement of material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, and as promptly as practicable thereafter, an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by applicable Law or the SEC, disseminated to the shareholders of the Company. The Company and Parent shall each notify the other as promptly as practicable after the receipt by such party of any written or oral comments of the SEC or its staff on, or of any written or oral request by the SEC or its staff for amendments or supplements to, the Form S-4, the Proxy Statement/Prospectus or any Regulation M-A Filing, and shall promptly supply the other with copies of all correspondence between it or any of its representatives and the SEC or its staff with respect to any of the foregoing filings.

(f) Each of the Company and Parent shall make any necessary filings with respect to the Merger under the Securities Act and the Exchange Act and the rules and regulations thereunder and shall use commercially reasonable efforts to ensure that such filings after the date of this Agreement and prior to the Closing Date (and, if amended or superseded by a filing prior to the Closing Date, then on the date of such filing) will not contain any untrue statement of a material fact or omit (or will have omitted) to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. In addition, Parent shall use reasonable best efforts to take all actions required under any applicable federal or state securities or “Blue Sky” Laws in connection with the issuance of shares of Parent Common Stock in the Merger.

(g) Each of the parties shall use reasonable best efforts to execute and deliver customary tax representation letters to the Company’s and Parent’s counsel, in form and substance reasonably acceptable to such counsel, in connection with the delivery of the tax opinions referred to in Section 7.2(g) and Section 7.3(e).

(h) Expenses incurred in connection with the preparation, printing and mailing of the Proxy Statement/Prospectus and the Form S-4 any other filings with the SEC and filing fees, if any, shall be shared equally by Parent and the Company.

6.5 Reasonable Best Efforts to Complete.

(a) Upon the terms and subject to the conditions set forth in this Agreement, each of Parent, Merger Sub, Merger Sub LLC and the Company shall use their reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other party or parties hereto in doing, all things reasonably necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement (including the Merger), including using reasonable best efforts to: (i) cause the conditions to the Merger set forth in Article VII hereof to be satisfied or fulfilled; (ii) obtain all necessary consents, waivers and approvals under any

Material Contracts, Leases or Company IP Agreements to which the Company or any of its Subsidiaries is a party in connection with this Agreement and the consummation of the transactions contemplated hereby (including the Merger) so as to maintain and preserve the benefits under such Contracts following the consummation of the transactions contemplated hereby (including the Merger); (iii) obtain all necessary actions or non-actions, waivers, consents, approvals, Orders and authorizations from Governmental Entities, the expiration or termination of any applicable waiting periods, making all necessary registrations, declarations and filings (including registrations, declarations and filings with Governmental Entities, if any), and (iv) execute or deliver any additional instruments reasonably necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement.

(b) Without limiting the generality of the foregoing provisions of Section 6.5(a), as soon as may be reasonably practicable following the execution and delivery of this Agreement, each of Parent and the Company shall file with the FTC and the Antitrust Division of the DOJ a Notification and Report Form relating to this Agreement and the transactions contemplated hereby (including the Merger) as required by the HSR Act (and each of Parent and the Company shall use reasonable best efforts to file such Form within ten (10) Business Days following the execution and delivery of this Agreement), as well as comparable pre-merger notification filings, forms and submissions with any foreign Governmental Entity that may be required by the Antitrust Laws of any applicable foreign jurisdiction. Each of Parent and the Company shall promptly (i) cooperate and coordinate with the other in the making of such filings, (ii) supply the other with any information that may be required in order to effectuate such filings, (iii) supply any additional information that reasonably may be required or requested by the FTC, the DOJ or the competition or merger control authorities of any other applicable jurisdiction, and (iv) share equally all filing fees and expenses incurred in connection with filings made in connection with this Section 6.5(b) (excluding, for the avoidance of doubt, all fees and expenses payable to any attorneys, accountants or other advisors incurred in connection with this Section 6.5(b), which shall be paid by the party incurring such expenses). Each party hereto shall promptly inform the other party or parties hereto, as the case may be, of any communication from any Governmental Entity regarding any of the transactions contemplated by this Agreement (including the Merger). If any party hereto or Affiliate thereof receives a request for additional information or documentary material from any such Governmental Entity with respect to the transactions contemplated by this Agreement (including the Merger), then such party shall use reasonable best efforts to make, or cause to be made, as soon as reasonably practicable and after consultation with the other party, an appropriate response in compliance with such request. Subject to Applicable Law, no filing of, or amendment or supplement to, or written correspondence with any Governmental Entity or its staff with respect to such Antitrust Laws shall be made by the Company or Parent without providing the other party a reasonable opportunity to review and comment thereon.

(c) Without limiting the generality of the foregoing provisions of Section 6.5(a), in the event that any Takeover Law is or becomes applicable to this Agreement or any of the transactions contemplated by this Agreement (including the Merger), the Company, at the direction of the Company Board, shall use reasonable best efforts to ensure that the transactions contemplated by this Agreement (including the Merger) may be consummated as promptly as practicable on the terms and subject to the conditions set forth in this Agreement, and otherwise to minimize the effect of such statute or regulation on this Agreement and the transactions contemplated hereby (including the Merger).

(d) Notwithstanding anything in this Agreement to the contrary, it is expressly understood and agreed that: (i) neither Parent nor Merger Sub shall have any obligation to litigate or contest any administrative or judicial action or proceeding or any decree, judgment, injunction or other order, whether temporary, preliminary or permanent; and (ii) neither Parent nor Merger Sub shall be under any obligation to make proposals, execute or carry out agreements, enter into consent decrees or submit to orders providing for (A) the sale, divestiture, license or other disposition or holding separate (through the establishment of a trust or otherwise) of any assets or categories of assets of Parent or any of its Affiliates or the Company or any of its Subsidiaries, (B) the imposition of any limitation or regulation on the ability of Parent or any of its Affiliates to freely conduct their business or own such assets, or (C) the holding separate of the shares of Company

Common Stock or any limitation or regulation on the ability of Parent or any of its Affiliates to exercise full rights of ownership of the shares of Company Common Stock (any of the foregoing, an “Antitrust Restraint”).

6.6 Access. At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company shall afford Parent and its Representatives reasonable access during normal business hours and in a manner that does not unreasonably disrupt or interfere with business operations, upon reasonable notice, to the properties, books and records, Contracts, Permits, and personnel of the Company, as Parent may reasonably request; provided, however, that no information or knowledge obtained by Parent in any investigation conducted pursuant to this Section 6.6 shall affect or be deemed to modify any representation or warranty of the Company set forth herein or the conditions to the obligations of Parent, Merger Sub and Merger Sub LLC to consummate the transactions contemplated hereby, including the Merger, or the remedies available to the parties hereunder; and provided further, that the terms and conditions of the Confidentiality Agreement (as amended pursuant to Section 6.9) shall apply to any information provided to Parent pursuant to this Section 6.6; and provided further, that the Company shall not conduct or cause to be conducted any sampling, testing or other invasive investigation of the air, soil, soil gas, surface water, groundwater, building materials or other environmental media; and provided further, that the Company shall not be required to, nor shall the Company be required to cause its Subsidiaries to, afford access or disclose any information that would (a) violate any obligation of the Company or any of its Subsidiaries to any Third Party, (b) jeopardize protections afforded the Company or any of its Subsidiaries under the attorney-client privilege or attorney work product doctrine or (c) violate any Applicable Law or Order. In the event that the Company does not provide access to or disclose information to Parent in reliance on the final proviso of the preceding sentence, it shall use reasonable best efforts to communicate such information in a manner that does not result in the violation of any such obligation, Law or Order or the jeopardy of such protections.

6.7 Notification.

(a) At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company shall give prompt notice to Parent upon becoming aware of any Legal Proceeding pending or, to the Knowledge of the Company, threatened, or any Order, that if existing prior to the date of this Agreement would have caused the representations and warranties in Section 3.14 to be untrue or inaccurate; provided, however, that no such notification shall affect or be deemed to modify any representation or warranty of the Company set forth herein or the conditions to the obligations of Parent, Merger Sub and Merger Sub LLC to consummate the transactions contemplated hereby, including the Merger, or the remedies available to the parties hereunder; and provided further, that the terms and conditions of the Confidentiality Agreement (as amended pursuant to Section 6.9) shall apply to any information provided pursuant to this Section 6.7(a).

(b) At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, (i) the Company shall give prompt notice to Parent of any notice or other communication received by it from any third party, subsequent to the date of this Agreement and prior to the Effective Time, alleging any material breach of or material default under any Lease or Material Contract or Company IP Agreement to which the Company or any of its Subsidiaries is a party and (ii) each party shall give prompt notice to the other party of any notice or other communication received by it or any of its Subsidiaries from any third party, subsequent to the date of this Agreement and prior to the Effective Time, alleging that the consent of such third party is or may be required in connection with the transactions contemplated by this Agreement (including the Merger); provided, however, that no such notification shall affect or be deemed to modify any representation or warranty set forth herein or the conditions to the obligations of any party to consummate the transactions contemplated hereby, including the Merger, or the remedies available to the parties hereunder; and provided further, that the terms and conditions of the Confidentiality Agreement (as amended pursuant to Section 6.9) shall apply to any information provided pursuant to this Section 6.7(b).

(c) At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, Parent shall give prompt notice to the Company upon becoming aware that any representation or warranty made by it, Merger Sub or Merger Sub LLC in this Agreement has become untrue or inaccurate in any material respect, or of any failure of Parent, Merger Sub or Merger Sub LLC to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement in; provided, however, that no such notification shall affect or be deemed to modify any representation or warranty of Parent set forth herein or the conditions to the obligations of the Company to consummate the transactions contemplated hereby, including the Merger, or the remedies available to the parties hereunder and provided further, that the terms and conditions of the Confidentiality Agreement (as amended pursuant to Section 6.9) shall apply to any information provided pursuant to this Section 6.7(c).

6.8 Certain Litigation. The Company shall promptly advise Parent orally and in writing after becoming aware of any Legal Proceeding commenced after the date hereof against the Company or any of its directors by any shareholder of the Company (on their own behalf or on behalf of the Company) relating to this Agreement or the transactions contemplated hereby (including the Merger) and shall keep Parent reasonably informed regarding any such Legal Proceeding. The Company shall give Parent the opportunity to consult with the Company regarding the defense or settlement of any such shareholder litigation and shall consider Parent’s views with respect to such shareholder litigation and shall not settle any such shareholder litigation without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed).

6.9 Confidentiality. Parent, Merger Sub, Merger Sub LLC and the Company hereby acknowledge that Parent and the Company have previously executed a Confidentiality Agreement, dated January 26, 2015 (as amended, the “Confidentiality Agreement”), which shall continue in full force and effect in accordance with its terms; provided, however, that notwithstanding the foregoing, effective as of the execution and delivery hereof, the Confidentiality Agreement shall be deemed to be amended so as to permit Parent to make any counteroffer or proposal contemplated by Section 6.2(c) or Section 8.1(e)(ii) (which deemed amendment shall survive any termination of this Agreement in accordance with its terms or otherwise).

6.10 Public Disclosure. Each of the Company and Parent shall not, without the prior written consent of the other (which consent shall not be unreasonably withheld, delayed or conditioned), issue any press release or otherwise make any public statement with respect to this Agreement or the transactions contemplated hereby (including the Merger), except (a) as may be required by Applicable Law or any listing agreement with a national securities exchange, in which case the Company or Parent, as the case may be, shall make commercially reasonable efforts to consult with the other prior to any such release or public statement and (b) with regard to a Company Board Recommendation Change.

6.11 Company Compensatory Awards.

(a) Company Restricted Stock Units. At the Effective Time, each award of Company Restricted Stock Units (or portion thereof) that is outstanding and unvested immediately prior to the Effective Time (and does not vest as a result of the consummation of the transactions contemplated hereby) shall, by virtue of the Merger, be assumed by Parent (each, an “Assumed RSU”). The number of shares of Parent Common Stock subject to each Assumed RSU shall be equal to the product of (i) the number of shares of Company Common Stock underlying such unvested Company Restricted Stock Unit award as of immediately prior to the Effective Time multiplied by (ii) the Exchange Ratio (with the resulting number, rounded down to the nearest whole share). Except as otherwise agreed to by Parent and a holder of such Assumed RSUs, such Assumed RSUs will be subject to substantially the same terms and conditions as applied to the related award of Company Restricted Stock Units immediately prior to the Effective Time, including the same vesting schedule applicable thereto. Any Company Restricted Stock Unit (or portion thereof) that is not an Assumed RSU (each, a “Cancelled RSU”) shall, by virtue of the Merger and at the direction of Parent (which is hereby given pursuant to this Agreement), be cancelled and terminated and converted into the right to receive an amount in cash, without interest, with respect to each share of Company Common Stock underlying such Cancelled RSU, equal to the product of the Exchange Ratio multiplied by the Parent Average Closing Price (the “Cancelled RSU Consideration”), except as may otherwise be required by Section 409A of the Code, in which case such Company Restricted Stock Unit shall be treated as an Assumed RSU. The holder of each Cancelled RSU shall receive at the Effective Time from the Company, or as soon as practicable thereafter (but in no even later than the Company’s first full payroll after the Effective Time) from the Surviving Company, an amount in cash equal to the Cancelled RSU Consideration.

(b) Company Options.

(i) At the Effective Time, each Company Option (or portion thereof) that is outstanding and vested as of immediately prior to the Effective Time (or vests as a result of the consummation of the transactions contemplated hereby) (each, a “Cancelled Option”) shall, by virtue of the Merger and at the direction of Parent (which is hereby given pursuant to this Agreement), be cancelled and terminated and converted into the right to receive an amount in cash, without interest, with respect to each share underlying such Cancelled Option, equal to the excess, if any, of the product of the Exchange Ratio multiplied by the Parent Average Closing Price, over the per share exercise price of such Cancelled Option (such amount being hereinafter referred to as the “Option Consideration”). The holder of each Cancelled Option shall receive at the Effective Time from the Company, or as soon as practicable thereafter (but in no even later than the Company’s first full payroll after the Effective Time) from the Surviving Company, an amount in cash equal to the Option Consideration. If the exercise price per share of any such Cancelled Option is equal to or greater than the Cash Consideration, such Company Option shall, by direction of Parent (which is hereby given pursuant to this Agreement), be cancelled without any cash payment being made in respect thereof. The payment of Option Consideration to the holder of a Cancelled Option shall be reduced by any income or employment tax withholding required under the Code any Applicable Law or as otherwise agreed by the parties at the time the Company Option was granted.

(ii) At the Effective Time, each Company Option (or portion thereof) that is outstanding and unvested as of immediately prior to the Effective Time (and does not vest as a result of the consummation of the transactions contemplated hereby) shall be assumed by Parent (each, an “Assumed Option”). Each such Assumed Option shall be subject to substantially the same terms and conditions as applied to the related Company Option immediately prior to the Effective Time, including the vesting schedule applicable thereto, except that (A) the number of shares of Parent Common Stock subject to each Assumed Option shall be equal to the product of (x) the number of shares of Company Common Stock underlying such unvested Assumed Option as of immediately prior to the Effective Time multiplied by (y) the Exchange Ratio (with the resulting number rounded down to the nearest whole share), and (B) the per share exercise price of each Assumed Option shall be equal to the quotient determined by dividing (x) the exercise price per share at which such Assumed Option was exercisable immediately prior to the Effective Time by (y) the Exchange Ratio (with the resulting price per share rounded up to the nearest whole cent). Each Assumed Option so assumed by Parent shall qualify following the Effective Time as an incentive stock option as defined in Section 422 of the Code to the extent permitted under Section 422 of the Code and to the extent such Assumed Option qualified as an incentive stock option prior to the Effective Time, and, further, that the assumption of Assumed Options pursuant to this Section shall be effected in a manner that satisfies the requirements of Sections 409A and 424(a) of the Code and the Treasury Regulations promulgated thereunder, and this Section 6.11(b) will be construed consistent with this intent.

(c) Necessary Actions; Form S-8. The Company shall, at Parent’s direction (which is hereby given pursuant to this Agreement), take all actions necessary to effect the transactions contemplated by this Section 6.11 under all Company Plans and Company Compensatory Awards or any other plan or arrangement of the Company, including delivering all required notices, obtaining all necessary consents, and making any determinations and/or resolutions of the Company Board or a committee thereof. Promptly after the Effective Time (but in no event later than fifteen (15) Business Days following the Effective Time), if available for use by Parent, Parent shall prepare and file with the SEC a registration statement on Form S-8

(or other appropriate form) relating to the shares of Parent Common Stock issuable with respect to assumed or converted Company Compensatory Awards under this Section 6.11.

6.12 Employee Matters.

(a) The Company shall terminate, effective as of the day immediately preceding the date the Company becomes a member of the same Controlled Group of Corporations (as defined in Section 414(b) of the Code) as Parent (the “401(k) Termination Date”), any and all 401(k) plans maintained by the Company or any of its Subsidiaries, unless Parent provides written notice to the Company that such 401(k) plan(s) shall not be terminated. The Company shall provide Parent evidence that the 401(k) plan(s) of the Company and its Subsidiaries have been terminated pursuant to resolutions of the Company Board or the board of directors of its Subsidiaries, as applicable. The form and substance of such resolutions shall be subject to the reasonable review and approval of Parent, which shall not be unreasonably withheld or delayed. As soon as practicable following the 401(k) Termination Date, Parent shall permit all Continuing Employees who were eligible to participate in any 401(k) plan maintained by the Company or any of its Subsidiaries immediately prior to the 401(k) Termination Date to participate in Parent’s 401(k) plan, and shall permit each such Continuing Employee to elect to transfer his or her account balance when distributed from any terminated 401(k) plan maintained by the Company or any of its Subsidiaries, including any outstanding participant loans from such 401(k) plans, to Parent’s 401(k) plan, except to the extent accepting such transfers would adversely affect the tax-qualified status of the Parent 401(k) plan, or as may be prohibited by Parent’s 401(k) plan.

(b) The Company shall take all action that may be necessary to: (i) cause the rights of participants in the Company ESPP with respect to all current offering periods to terminate on or prior to five (5) days from the date of this Agreement, and all accumulated payroll deductions allocated to each participant’s account as of such date under the Company ESPP shall be returned to such participant as soon as reasonably practicable following such date (without interest) and in any event in accordance with the terms of the Company ESPP, and (ii) to cause the Company ESPP to terminate effective as of the close of business on the day immediately prior to the Effective Time. The Company shall take all necessary actions so that no new offering is commenced or made under the Company ESPP on or following the date of this Agreement. Prior to the date actions must be taken under this Section 6.12(b), and subject to the reasonable review and approval by Parent, the Company shall take all actions necessary give effect to the transactions contemplated by this Section 6.12(b).

(c) From and after the Effective Time through December 31, 2015, Parent will provide, or will cause to be provided, to all Continuing Employees who remain employed by Parent or any Subsidiary of Parent, cash compensation as favorable as that provided to such Continuing Employees immediately prior to the Effective Time.

(d) As of the Effective Time, with respect to Continuing Employees, Parent shall cause the service of each such Continuing Employee with the Company and its Subsidiaries prior to the Effective Time to be recognized for purposes of eligibility to participate, levels of benefits and vesting (but not for purposes of benefit accrual) under each severance, vacation, fringe or other welfare benefit plan, program or arrangement of the Parent or the Surviving Corporation, as applicable, but in which any Continuing Employee is or becomes eligible to participate, but solely to the extent permitted by Applicable Law and to the extent such credit would not result in a duplication of benefits. From and after the Effective Time, Parent shall, to the extent permitted by Applicable Law and the terms of the applicable plans, (i) cause any pre-existing conditions or limitations and eligibility waiting periods under any U.S. group health plans of Parent or its Subsidiaries to be waived with respect to the Continuing Employees and their eligible dependents and (ii) give each of the Continuing Employee in the U.S. credit for the plan year in which the Effective Time occurs toward applicable deductibles and annual out of pocket limits for expenses incurred prior to the Effective Time for which payment has been made. Unused vacation days accrued by Continuing Employees located in the U.S. under the plans and policies of the Company and its Subsidiaries shall carry over to Parent or the Surviving Corporation to the maximum extent permitted by Applicable Law, and each

Continuing Employee shall be paid by the Company in cash for any accrued and unused vacation days that Parent and the Company mutually determine are not permitted by Applicable Law to be carried over.

(e) The Company shall terminate any and all group severance, separation, deferred compensation or salary continuation plans, programs or arrangements maintained by the Company or any of its Subsidiaries, effective in each case no later than the day immediately preceding the Effective Time (excluding, for purposes of clarity, any individual severance arrangement entered into by the Company or one of its Subsidiaries with an employee of and any such plan, program or arrangement required to be maintained by the Company or one of its Subsidiaries by Applicable Law, as disclosed on Section 6.12(d) of the Company Disclosure Letter). The Company shall provide Parent evidence that such plans have been terminated pursuant to resolutions of the Company Board or the board of directors of its Subsidiaries, as applicable (the form and substance of which resolutions shall be subject to review and approval of Parent).

(f) Nothing contained herein shall be construed as requiring Parent, the Company or any of their Affiliates to continue any specific benefit plan or program, or to continue the employment of any specific person. No provision of this Agreement shall be construed to create any right to any compensation or benefits on the part of any Continuing Employee or other future, present or former employee of Parent, the Company or their respective Affiliates. Sections 6.11 and 6.12 are intended to be for the sole benefit of the parties to this Agreement, and nothing in Sections 6.11 and 6.12 or elsewhere in this Agreement shall be deemed to confer upon any other person any rights or remedies hereunder or make any employee or other service provider of the parties or their respective Subsidiaries a third party beneficiary of this Agreement. No provision of this Agreement shall operate as an amendment to any benefit plan maintained by the Company or Parent or their respective Affiliates. Further, Parent, the Company and their respective Affiliates retain the right to amend or terminate their benefit plans at any time and from time to time, subject to the provisions of this Agreement and the terms of such plans.

6.13 Directors’ and Officers’ Indemnification and Insurance.

(a) For six (6) years after the Effective Time, Parent shall cause the Surviving Company and its Subsidiaries to honor and fulfill in all respects the obligations of the Company under its articles of incorporation and bylaws and its Subsidiaries under their respective certificates of incorporation and bylaws (and other similar organizational documents) and all agreements for indemnification (that have been disclosed to Parent prior to the date hereof), exculpation of liability or advancement of expenses, in effect as of the date hereof between the Company or any of its Subsidiaries and any of their respective current directors, officers or employees or former directors and officers or any person who becomes a director or officer prior to the Effective Time (the “Indemnified Parties”).

(b) For a period of six (6) years after the Effective Time, Parent and the Surviving Company shall maintain in effect the Company’s current directors’ and officers’ liability insurance (“D&O Insurance”) in respect of acts or omissions occurring at or prior to the Effective Time, covering each person covered by the D&O Insurance immediately prior to the Effective Time, on terms with respect to the coverage and amounts no less favorable than those of the D&O Insurance in effect on the date of this Agreement; provided, however, that the Surviving Company may, at its option, substitute therefor policies of Parent, the Surviving Company or any of their respective Subsidiaries containing terms with respect to coverage and amounts no less favorable to such persons than the D&O Insurance, provided further, however, that in satisfying its obligations under this Section 6.13(b), Parent and the Surviving Company shall not be obligated to pay annual premiums in excess of two hundred percent (200%) of the amount of the Company’s annual premium amounts as of the date hereof (such two hundred percent (200%) amount, the “Maximum Annual Premium”) (which premiums the Company represents and warrants to be as set forth in Section 6.13 of the Company Disclosure Letter), provided further that if the annual premiums of such insurance coverage exceed such amount, Parent and the Surviving Company shall be obligated to obtain a policy with the greatest coverage available for a cost not exceeding the Maximum Annual Premium. Prior to the Effective Time, notwithstanding anything to the contrary set forth in this Agreement, the Company may purchase a six-year “tail” prepaid policy (the “Tail Policy”) on the D&O Insurance on terms and conditions no less favorable, in the aggregate, than the D&O Insurance and for an amount not to exceed three hundred percent (300%) of the Company’s annual premium amounts as of the date hereof. In the event that the Company does not purchase the Tail Policy, Parent may purchase a Tail Policy on the D&O Insurance on terms and conditions no less favorable, in the aggregate, than the D&O Insurance. In the event that either the Company or Parent shall purchase such a Tail Policy prior to the Effective Time, Parent and the Surviving Company shall maintain such Tail Policy in full force and effect and continue to honor their respective obligations thereunder, in lieu of all other obligations of Parent and the Surviving Company under the first sentence of this Section 6.13(b) for so long as such Tail Policy shall be maintained in full force and effect.

(c) The obligations under this Section 6.13 shall not be terminated, amended or otherwise modified in such a manner as to adversely affect any Indemnified Party (or any other person who is a beneficiary under a Tail Policy referred to in Section 6.13(b) (and their heirs and representatives)) without the prior written consent of such person. Each of the Indemnified Parties or other persons who are beneficiaries under the D&O Insurance or the Tail Policy referred to in Section 6.13(b) (and their heirs and representatives) are intended to be third party beneficiaries of this Section 6.13, with full rights of enforcement as if a party thereto.

(d) In the event Parent or the Surviving Company (i) consolidates with or merges into any other Person and shall not be the continuing or surviving entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then proper provision shall be made so that such continuing or surviving entity or transferee of such assets, as the case may be, shall assume the obligations set forth in this Section 6.13. The rights of the Indemnified Parties (and other persons who are beneficiaries under the D&O Insurance or the Tail Policy referred to in Section 6.13(b) (and their heirs and representatives)) under this Section 6.13 shall be in addition to, and not in substitution for, any other rights that such persons may have under the certificate or articles of incorporation, bylaws or other equivalent organizational documents and any and all indemnification agreements of or entered into by the Company or any of its Subsidiaries, or applicable Law (whether at law or in equity).

6.14 Stock Exchange Listing. Parent shall use its reasonable best efforts to cause the shares of Parent Common Stock to be issued in the Merger, and such other shares of Parent Common Stock to be reserved for issuance in connection with the Merger, to be approved for listing on Nasdaq, subject to official notice of issuance, prior to the Effective Time.

6.15 Obligations of Merger Sub and Merger Sub LLC. Parent shall take all action necessary to cause Merger Sub, Merger Sub LLC and the Surviving Company to perform their respective obligations under this Agreement and to consummate the transactions contemplated by this Agreement, including the Merger and payment of any amounts payable hereunder, upon the terms and subject to the conditions set forth in this Agreement.

6.16 Director and Officer Resignations. Prior to the Closing Date, unless Parent instructs the Company otherwise, the Company shall use reasonable best efforts to obtain the resignation (in form and substance acceptable to Parent) of each individual serving as a director or officer of (or comparable position with) the Company and its Subsidiaries from his or her position as a director or officer of (or comparable position with) the Company and its Subsidiaries (and not as an employee, if applicable, of the Company or any of its Subsidiaries). For the avoidance of doubt, such resignation shall not (i) prejudice in any manner any contractual rights such officer or director may have with the Company or any of its Subsidiaries or (ii) cause such officer to cease to become entitled to any benefit under any Employee Plan to which he/she would otherwise be entitled in his or her position as an officer.

ARTICLE VII

CONDITIONS TO THE MERGER

7.1 Conditions to the Obligations of Each Party to Effect the Merger. The respective obligations of Parent, Merger Sub and the Company to consummate the Merger shall be subject to the satisfaction or waiver (where permissible under Applicable Law) prior to the Effective Time, of each of the following conditions:

(a) Requisite Shareholder Approval. The Requisite Shareholder Approval shall have been obtained.

(b) Antitrust and Other Governmental Approvals. All waiting periods (and extensions thereof) applicable to the transactions contemplated by this Agreement (including the Merger) under the HSR Act shall have expired or been terminated and all other antitrust, competition or merger control or regulatory consents set forth on Section 7.1(b) of the Company Disclosure Letter shall have been received (or been deemed to have been received by virtue of the expiration or termination of any applicable waiting period).

(c) No Legal Prohibition. No Governmental Entity of competent jurisdiction shall have (i) enacted, issued, promulgated, entered, enforced or deemed applicable to the Merger any Applicable Law that is in effect and has the effect of making the Merger illegal in any jurisdiction or which has the effect of prohibiting or otherwise preventing the consummation of the Merger in any jurisdiction or (ii) issued or granted any Order (whether temporary, preliminary or permanent) that has the effect of making the Merger illegal in any jurisdiction or which has the effect of prohibiting or otherwise preventing the consummation of the Merger in any jurisdiction.

(d) Form S-4 Effectiveness. The Form S-4 shall have been declared effective and no stop order suspending the effectiveness of the Form S-4 shall be in effect and no proceedings for such purpose shall be pending before or threatened by the SEC.

7.2 Additional Conditions to the Obligations of Parent, Merger Sub and Merger Sub LLC to Effect the Merger. The obligations of Parent, Merger Sub and Merger Sub LLC to consummate the Merger shall be further subject to the satisfaction or waiver (where permissible under Applicable Law) prior to the Effective Time, of each of the following conditions, any of which may be waived (in writing) exclusively by Parent, Merger Sub and Merger Sub LLC:

(a) Representations and Warranties.

(i) Each of the representations and warranties of the Company set forth in this Agreement (other than the Capitalization Representation and the Specified Representations) shall have been true and correct in all respects as of the date of this Agreement and shall be true and correct in all respects on and as of the Closing Date with the same force and effect as if made on and as of such date (except for those representations and warranties which address matters only as of a particular date (the accuracy of which shall be determined as of such particular date)), except for any failure to be so true and correct that, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.

(ii) Each of the representations and warranties set forth in Section 3.1 (Organization and Standing), Section 3.3 (Authorization), Section 3.27 (Brokers; Fees and Expenses), Section 3.28 (Opinion of Financial Advisor) and Section 3.29 (State Anti-Takeover Statutes) (collectively, the “Specified Representations”) shall have been true and correct in all material respects as of the date of this Agreement and shall be true and correct in all material respects on and as of the Closing Date with the same force and effect as if made on and as of such date, and (iii) the representations and warranties set forth in Section 3.4 (Capitalization) (the “Capitalization Representation”) shall have been true and correct in all respects as of the date of this Agreement and shall be true and correct in all respects as of the Closing Date with the same force and effect as if made on and as of such date, in all but a de minimis amount; except in the case of each of the foregoing clauses (i)-(iii) inclusive, for those representations and warranties which address matters only as of a particular date (the accuracy of which shall be determined as of such particular date); and provided that, for purposes of determining the accuracy of the representations and warranties of the Company set forth in this Agreement for purposes of

Section 7.2(a)(i), (A) all “Company Material Adverse Effect” and materiality qualifications and other qualifications based on the word “material” or similar phrases contained in such representations and warranties shall be disregarded (it being understood and hereby agreed that (x) the phrase “similar phrases” as used in this proviso shall not be deemed to include any dollar thresholds contained in any such representations and warranties and (y) such qualifications shall not be disregarded pursuant to the terms of this proviso in the representation and warranty set forth in Section 3.10(b)) and (B) any update of or modification to the Company Disclosure Letter made or purported to have been made after the date of this Agreement shall be disregarded).

(b) Covenants and Agreements. The Company shall have performed in all material respects all of its obligations under this Agreement required to be performed at or prior to the Closing Date.

(c) Company Material Adverse Effect. No Company Material Adverse Effect shall have occurred or exist following the execution and delivery of this Agreement (whether or not events or circumstances occurring prior to the execution and delivery of this Agreement caused or contributed to the occurrence of such Company Material Adverse Effect).

(d) Closing Certificate. Parent shall have received a certificate signed on behalf of the Company by the chief executive officer and chief financial officer of the Company certifying as to the satisfaction of the matters set forth in paragraphs (a), (b) and (c) of this Section 7.2.

(e) Legal Proceedings. There shall not be (i) any restraining order, preliminary or permanent injunction or other order by any court of competent jurisdiction or Governmental Entity (A) seeking to enjoin, restrain or prohibit the consummation of the Merger or (B) seeking to impose any Antitrust Restraint; or (ii) pending any suit, action or proceeding by a Governmental Entity of competent jurisdiction that seeks to make illegal or prevent or otherwise restrain the consummation of the Merger or seeking to impose any Antitrust Restraint;

(f) Third Month Closing. The Closing Date shall not occur in the third month of any fiscal quarter of Parent.

(g) Tax Opinion. Parent shall have received an opinion of Wilson Sonsini Goodrich & Rosati PC in form and substance reasonably satisfactory to Parent, on the basis of certain facts, representations and assumptions set forth in such opinion, dated the Closing Date, to the effect that the Merger will be treated for federal income tax purposes as a reorganization qualifying under the provisions of Section 368(a) of the Code. In rendering such opinion, such counsel shall be entitled to rely upon customary tax representations of officers of Parent and the Company.

7.3 Additional Conditions to the Obligations of the Company to Effect the Merger. The obligations of the Company to consummate the Merger shall be further subject to the satisfaction or waiver (where permissible under Applicable Law) prior to the Effective Time, of each of the following conditions, any of which may be waived (in writing) exclusively by the Company:

(a) Representations and Warranties. (i) Each of the representations and warranties of Parent, Merger Sub and Merger Sub LLC set forth in this Agreement (other than the representations and warranties set forth in Section 4.2 (Authorization) shall have been true and correct in all respects as of the date of this Agreement and shall be true and correct in all respects on and as of the Closing Date with the same force and effect as if made on and as of such date, except for any failure to be so true and correct that, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect, and (ii) the representations and warranties set forth in Section 4.2 (Authorization) and Section 4.6 (Capitalization) shall have been true and correct in all material respects as of the date of this Agreement and shall be true and correct in all material respects on and as of the Closing Date with the same force and effect as if made on and as of such date; except in the case of each of the foregoing clauses (i)-(ii) inclusive, for those representations and warranties which address matters only as of a particular date (the accuracy of which shall be determined as of such particular date); and provided that, for purposes of determining the accuracy of the representations and warranties of Parent, Merger Sub and Merger Sub LLC set forth in this Agreement for purposes of Section 7.3(a)(i), all “Parent Material Adverse Effect” and materiality qualifications and other qualifications based on the word “material” or similar phrases contained in such representations and warranties shall be disregarded.

(b) Covenants and Agreements. Each of Parent, Merger Sub and Merger Sub LLC shall have performed in all material respects all of their respective obligations under this Agreement required to be performed at or prior to the Closing Date and complied in all material respects with all covenants or other agreements of Parent, Merger Sub and Merger Sub LLC required to be performed or complied with by them under this Agreement.

(c) Parent Material Adverse Effect. No Parent Material Adverse Effect shall have occurred or exist following the execution and delivery of this Agreement (whether or not events or circumstances occurring prior to the execution and delivery of this Agreement caused or contributed to the occurrence of such Parent Material Adverse Effect).

(d) Closing Certificate. The Company shall have received a certificate signed on behalf of Parent, Merger Sub and Merger Sub LLC by a duly authorized officer of Parent, Merger Sub and Merger Sub LLC as to the satisfaction of the matters set forth in paragraphs (a), (b) and (c) of this Section 7.3.

(e) Tax Opinion. The Company shall have received an opinion of Davis Polk & Wardwell LLP in form and substance reasonably satisfactory to the Company, on the basis of certain facts, representations and assumptions set forth in such opinion, dated the Closing Date, to the effect that the Merger will be treated for federal income tax purposes as a reorganization qualifying under the provision of Section 368(a) of the Code. In rendering such opinion, such counsel shall be entitled to rely upon customary tax representations of officers of Parent and the Company.

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

8.1 Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after receipt of the Requisite Shareholder Approval (except as provided below), provided that the party desiring to terminate this Agreement pursuant to this Section 8.1 (other than pursuant to Section 8.1(a)) shall give notice of such termination to the other party or parties hereto, only as follows:

(a) by mutual written agreement of Parent and the Company; or

(b) by either Parent or the Company, if the Company Shareholders’ Meeting shall have been held and the Requisite Shareholder Approval shall not have been obtained thereat or at any adjournment or postponement thereof; provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(b) shall not be available to any party hereto whose action or failure to fulfill any obligation under this Agreement has been the principal cause of or resulted in the failure to obtain the Requisite Shareholder Approval; or

(c) by either Parent or the Company if any Governmental Entity of competent jurisdiction shall have (i) enacted, issued, promulgated, entered, enforced or deemed applicable to any of the transactions contemplated hereby (including the Merger) any Applicable Law that is in effect and has the effect of making the consummation of the Merger illegal in any jurisdiction or which has the effect of prohibiting or otherwise preventing the consummation of the Merger in any jurisdiction or (ii) issued or granted any Order that has the effect of making the Merger illegal in any jurisdiction or which has the effect of prohibiting or otherwise preventing the consummation of the Merger and such Order shall have become final and nonappealable; or

(d) by either Parent or the Company, if the Effective Time shall not have occurred on or before November 3, 2015 (the “Termination Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(d) shall not be available to any party hereto whose action or failure to fulfill any obligation under this Agreement has been the principal cause of or resulted in the failure of the Effective Time to have occurred on or before the Termination Date; or

(e) by the Company:

(i) in the event (A) of a breach of any covenant or agreement on the part of Parent or Merger Sub set forth in this Agreement or (B) that any of the representations and warranties of Parent, Merger Sub and Merger Sub LLC set forth in this Agreement shall have been inaccurate when made or shall have become inaccurate, in either case such that the conditions set forth in Section 7.3(a) or Section 7.3(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate; provided, however, that notwithstanding the foregoing, in the event that such breach by Parent or Merger Sub or such inaccuracies in the representations and warranties of Parent or Merger Sub are curable by Parent or Merger Sub through the exercise of commercially reasonable efforts, then the Company shall not be permitted to terminate this Agreement pursuant to this Section 8.1(e)(i) until thirty (30) calendar days after delivery of written notice from the Company to Parent of such breach or inaccuracy (it being understood that the Company may not terminate this Agreement pursuant to this Section 8.1(e)(i) if such breach or inaccuracy by Parent or Merger Sub is cured within such thirty (30) calendar day period); or

(ii) prior to obtaining the Requisite Shareholder Approval, in order to enter into a definitive agreement with respect to a Superior Proposal after a Company Board Recommendation Change, provided that (A) the Company has complied with the terms of Section 6.2(c)(i), (B) concurrently with the termination of this Agreement, the Company enters into a definitive agreement to effect such Superior Proposal and (C) concurrently with the termination of this Agreement, the Company pays to Parent the Termination Fee Amount payable pursuant to and in accordance with Section 8.3(b)(ii).

(f) by Parent:

(i) in the event (A) of a breach of any covenant or agreement on the part of the Company set forth in this Agreement or (B) that any representation or warranty of the Company set forth in this Agreement shall have been inaccurate when made or shall have become inaccurate, in either case such that the conditions set forth in Section 7.2(a) or Section 7.2(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate; provided, however, that notwithstanding the foregoing, in the event that such breach by the Company or such inaccuracies in the representations and warranties of the Company are curable by the Company through the exercise of commercially reasonable efforts, then Parent shall not be permitted to terminate this Agreement pursuant to this Section 8.1(f)(i) until thirty (30) calendar days after delivery of written notice from Parent to the Company of such breach or inaccuracy, as applicable (it being understood that Parent may not terminate this Agreement pursuant to this Section 8.1(f)(i) if such breach or inaccuracy by the Company is cured within such thirty (30) calendar day period); or

(ii) in the event that a Triggering Event shall have occurred. For all purposes of and under this Agreement, a “Triggering Event” shall be deemed to have occurred if, prior to the Effective Time, any of the following shall have occurred: (A) the Company shall have breached the provisions of Section 6.1 or Section 6.2 (or be deemed, pursuant to the terms thereof, to have breached) in any material respect (without regard to whether such breach results in an Acquisition Proposal); or (B) the Company Board or any committee thereof shall have for any reason effected a Company Board Recommendation Change.

8.2 Notice of Termination; Effect of Termination. Any proper termination of this Agreement pursuant to Section 8.1 hereof shall be effective immediately upon the delivery of written notice of the terminating party to the other party or parties hereto, as applicable. In the event of the termination of this Agreement pursuant to Section 8.1, this Agreement shall be of no further force or effect without Liability of any party or parties hereto, as applicable (or any shareholder, director, officer, employee, agent, consultant or representative of such party or parties) to the other party or parties hereto, as applicable, except (a) for the terms of Section 6.9, this Section 8.2, and Section 8.3 and Article IX, each of which shall survive the termination of this Agreement and (b) that nothing herein shall relieve any party or parties hereto, as applicable, from Liability for any willful and material breach of, or fraud in connection with, this Agreement. In addition to the foregoing, no termination of this Agreement shall affect the obligations of the parties hereto set forth in the Confidentiality Agreement (as amended pursuant to Section 6.9), all of which obligations shall survive termination of this Agreement in accordance with their terms.

8.3 Fees and Expenses.

(a) General. Except as set forth in Section 6.4, Section 6.5(b)(iv) and Section 8.3(b), all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby (including the Merger) shall be paid by the party or parties, as applicable, incurring such expenses whether or not the Merger is consummated. Expenses incurred in connection with the preparation, printing and mailing of the Proxy Statement/Prospectus and the Form S-4 any other filings with the SEC and filing fees, if any, related thereto or under the HSR Act or any comparable pre-merger notification filings, forms and submissions with any foreign Governmental Entity that may be required by the merger notification or control Laws of any applicable foreign jurisdiction shall be shared equally by Parent and the Company.

(b) Company Payments.

(i) In the event that this Agreement is terminated pursuant to Section 8.1(f)(ii), within two (2) Business Days after demand by Parent, the Company shall pay to Parent a fee equal to $34,611,981.00 (the “Termination Fee Amount”) by wire transfer of immediately available funds to an account or accounts designated in writing by Parent.

(ii) In the event that this Agreement is terminated pursuant to Section 8.1(e)(ii), concurrently with and as a condition to the effectiveness of such termination, the Company shall pay to Parent a fee equal to the Termination Fee Amount by wire transfer of immediately available funds to an account or accounts designated in writing by Parent.

(iii) The Company shall pay to Parent a fee equal to the Termination Fee Amount, by wire transfer of immediately available funds to an account or accounts designated in writing by Parent, within two (2) Business Days after demand by Parent, in the event that (A) (1) this Agreement is terminated pursuant to Section 8.1(b) or (2) this Agreement is terminated pursuant to Section 8.1(d), (B) after the date of this Agreement and prior to such termination, an Acquisition Proposal shall have been publicly announced or shall have become publicly known, or shall have been communicated or otherwise made known to the Company and (C) within twelve (12) months following the termination of this Agreement, either an Acquisition Transaction (whether or not the Acquisition Transaction referenced in the preceding clause (B)) is consummated or the Company enters into a definitive agreement providing for an Acquisition Transaction (whether or not the Acquisition Transaction referenced in the preceding clause (B)). For purposes of this Section 8.3(b)(iii), all references to “15%” and “85%” in the definition of “Acquisition Transaction” shall be deemed to be references to “50%.”

(iv) In the event that this Agreement is terminated pursuant to Section 8.1(b) hereof, within two (2) Business Days after demand by Parent, the Company shall pay to Parent an amount equal to eight million dollars ($8,000,000), by wire transfer of immediately available funds to an account or accounts designated in writing by Parent.

(v) Notwithstanding the foregoing, in no event shall the aggregate amounts payable from the Company to Parent under this Section 8.3(b) exceed the Termination Fee Amount.

(c) Enforcement. The Company acknowledges and hereby agrees that the provisions of Section 8.3(b) are an integral part of the transactions contemplated by this Agreement (including the Merger), and that, without such provisions, Parent would not have entered into this Agreement. Accordingly, if the Company shall fail to pay in a timely manner the amounts due pursuant to Section 8.3(b), and, in order to obtain such payment, Parent makes a claim that results in a judgment against the Company for payment of the Termination Fee Amount, the Company shall pay to Parent its reasonable costs and expenses (including its reasonable attorneys’ fees and expenses) incurred in connection with such suit, together with interest on the amounts set forth in Section 8.3(b) at the prime rate of Citibank N.A. in effect on the date such payment was required to be made.

8.4 Amendment. Subject to Applicable Law and subject to the other provisions of this Agreement, this Agreement may be amended by the parties hereto at any time by execution of an instrument in writing signed on behalf of each of Parent, Merger Sub and the Company; provided, however, that in the event that this Agreement has been approved by shareholders of the Company in accordance with California Law, no amendment shall be made to this Agreement that requires the approval of such shareholders of the Company without such approval.

8.5 Extension; Waiver. At any time and from time to time prior to the Effective Time, any party or parties hereto may, to the extent legally allowed and except as otherwise set forth herein, (a) extend the time for the performance of any of the obligations or other acts of the other party or parties hereto, as applicable, (b) waive any inaccuracies in the representations and warranties made to such party or parties hereto contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions for the benefit of such party or parties hereto contained herein. Any agreement on the part of a party or parties hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party or parties, as applicable. Any delay in exercising any right under this Agreement shall not constitute a waiver of such right.

ARTICLE IX

GENERAL PROVISIONS

9.1 Survival of Representations, Warranties and Covenants. The representations, warranties and covenants of the Company, Parent, Merger Sub and Merger Sub LLC contained in this Agreement shall terminate at the Effective Time, and only the covenants that by their terms survive the Effective Time shall so survive the Effective Time in accordance with their respective terms.

9.2 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by commercial delivery service, or sent via telecopy (receipt confirmed) or e-mail transmission to the parties at the following addresses or fax numbers (or at such other address or fax numbers for a party as shall be specified by like notice):

(a) if to Parent or Merger Sub, to:

Microchip Technology Incorporated

2355 W. Chandler Blvd.

Chandler, AZ 85224

Attention: Kim van Herk, Vice President and General Counsel

Fax No: (480) 792-4112

E-mail: kim.vanherk@microchip.com

with copies (which shall not constitute notice) to:

Wilson Sonsini Goodrich & Rosati

Professional Corporation

900 South Capital of Texas Highway

Las Cimas IV, Fifth Floor

Austin, TX 78746

Attention: J. Robert Suffoletta, Jr.

Fax No.: (512) 338-5499

E-mail: rsuffoletta@wsgr.com

and copies (which shall not constitute notice) to:

Wilson Sonsini Goodrich & Rosati

Professional Corporation

One Market Street

Spear Tower, Suite 3300

San Francisco, CA 94105

Attention: Robert T. Ishii

Fax No.: (415) 947-2099

E-mail: rishii@wsgr.com

(b) if to the Company, to:

Micrel, Incorporated

2180 Fortune Drive

San Jose, California 95131

Attention: Colin Sturt

Fax No.: 408-474-1077

E-mail: colin.sturt@micrel.com

with copies (which shall not constitute notice) to:

Davis Polk & Wardwell LLP

1600 El Camino Real

Menlo Park, California 94025

Attention: William M. Kelly

Fax No.: 650-752-3603

E-mail: william.kelly@davispolk.com

9.3 Assignment. No party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other parties. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

9.4 Entire Agreement. This Agreement and the documents and instruments and other agreements among the parties hereto as contemplated by or referred to herein, including the Company Disclosure Letter and the Exhibits and Schedules hereto, constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties and their Affiliates with respect to the subject matter hereof; provided, however, the Confidentiality Agreement (as amended pursuant to Section 6.9) shall not be superseded, shall survive any termination of this Agreement and shall continue in full force and effect until the earlier to occur of (a) the Effective Time and (b) the date on which the Confidentiality Agreement is terminated in accordance with its terms.

9.5 Third Party Beneficiaries. Except (a) as set forth in or contemplated by the provisions of Section 6.13 and (b) from and after the Effective Time, the rights of the holders of Company Common Stock to receive the Merger Consideration in accordance with Article II, this Agreement is not intended to confer upon any other Person any rights or remedies hereunder.

9.6 Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other Persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

9.7 Other Remedies. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy.

9.8 Specific Performance. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to equitable relief without the requirement of posting a bond or other security, including to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

9.9 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of California, regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof.

9.10 Consent to Jurisdiction. Each of the parties hereto (a) irrevocably consents to the service of the summons and complaint and any other process in any action or proceeding relating to the transactions contemplated by this Agreement, for and on behalf of itself or any of its properties or assets, in accordance with Section 9.2 or in such other manner as may be permitted by Applicable Law, and nothing in this Section 9.10 shall affect the right of any party to serve legal process in any other manner permitted by Applicable Law; (b) irrevocably and unconditionally consents and submits itself and its properties and assets in any action or proceeding to the exclusive jurisdiction of the state or federal courts located in the State of California, County of Santa Clara in the event any dispute or controversy arises out of this Agreement or the transactions contemplated hereby (including the Merger), or for recognition and enforcement of any judgment in respect thereof; (c) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court; (d) agrees that any actions or proceedings arising in connection with this Agreement or the transactions contemplated hereby (including the Merger) shall be brought, tried and determined only in the state or federal courts located in the State of California, County of Santa Clara; (e) waives any objection that it may now or hereafter have to the venue of any such action or proceeding in any such court or that such action or proceeding was brought in an inconvenient court and agrees not to plead or claim the same; and (f) agrees that it will not bring any action relating to this Agreement or the transactions contemplated hereby (including the Merger) in any court other than the aforesaid courts. Each of Parent, Merger Sub and the Company agrees that a final judgment in any action or proceeding in such courts as provided above shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Applicable Law.

9.11 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart.

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed by their respective duly authorized officers to be effective as of the date first above written.

MICROCHIP TECHNOLOGY INCORPORATED

By:	/s/ Steve Sanghi
Name: Steve Sanghi Title: President and Chief Executive Officer

MAMBO ACQUISITION CORP.

By:	/s/ J. Eric Bjornholt
Name: J. Eric Bjornholt Title: President and Treasurer

MAMBO ACQUISITION LLC

By:	/s/ J. Eric Bjornholt
Name: J. Eric Bjornholt Title: President and Treasurer

MICREL, INCORPORATED

By:	/s/ Raymond D. Zinn
Name: Raymond D. Zinn Title: President, Chief Executive Officer and Chairman of the Board

[SIGNATURE PAGE TO MERGER AGREEMENT]

Annex B

FORM OF VOTING AGREEMENT

THIS VOTING AGREEMENT (this “Agreement”) is made and entered into as of May 7, 2015 by and among Microchip Technology Incorporated, a Delaware corporation (“Parent”), Mambo Acquisition Corp., a California corporation and a wholly owned subsidiary of Parent (“Merger Sub”), Mambo Acquisition LLC, a California limited liability company and a wholly owned subsidiary of Parent (“Merger Sub 2”) and the undersigned shareholder (the “Shareholder”) of Micrel, Incorporated, a California corporation (the “Company”). Capitalized terms that are used but not defined herein shall have the respective meanings ascribed thereto in the Merger Agreement (defined below).

W I T N E S S E T H

WHEREAS, concurrently with the execution and delivery of this Agreement, the Company, Parent, Merger Sub and Merger Sub 2 are entering into an Agreement and Plan of Merger (as may be amended from time to time, the “Merger Agreement”), which provides for the merger (the “First Step Merger”) of Merger Sub with and into the Company, and the merger (the “Second Step Merger” and, taken together with the First Step Merger, the “Merger”) of the Company with and into Merger Sub 2.

WHEREAS, pursuant to the Merger, all outstanding capital stock of the Company will be converted into the right to receive the Merger Consideration as set forth in the Merger Agreement.

WHEREAS, as of the date hereof, the Shareholder is the beneficial owner (as defined in Rule 13d-3 promulgated under the Exchange Act) of the number of shares of Company Common Stock and other securities convertible into, or exercisable or exchangeable for, shares of Company Common Stock, all as set forth on the signature page of this Agreement (collectively, the “Securities”).

WHEREAS, as an inducement and a condition to the willingness of Parent, Merger Sub and Merger Sub 2 to enter into the Merger Agreement, and in consideration of the substantial expenses incurred and to be incurred by them in connection therewith, the Shareholder has agreed to enter into, be legally bound by and perform this Agreement.

NOW THEREFORE, in consideration of the recitals and the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, the parties hereto agree as follows:

SECTION 1. Representations and Warranties of the Shareholder.

The Shareholder hereby represents and warrants to Parent, Merger Sub and Merger Sub 2 as follows:

(a) The Shareholder has all requisite power and authority to execute and deliver this Agreement and to perform the Shareholder’s obligations under this Agreement. The execution, delivery and performance of this Agreement have been duly authorized by the Shareholder. This Agreement has been duly executed and delivered by the Shareholder and, assuming this Agreement constitutes a valid and binding obligation of Parent, Merger Sub and Merger Sub 2, constitutes a valid and binding obligation of the Shareholder enforceable against the Shareholder in accordance with its terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies. If the Shareholder is married on the date of this Agreement, the Shareholder’s spouse shall execute and deliver to the Company a spousal consent in the form of Exhibit A hereto (“Spousal Consent”), effective on the date hereof. Notwithstanding the execution and delivery thereof, such consent shall not be deemed to confer or convey to the spouse any rights in the Shareholder’s Securities that do not otherwise exist by operation of law or the agreement of the parties.

(b) The Securities and the certificates (or any book-entry notations used to represent any uncertificated shares of Company Common Stock) representing the Securities are now, and at all times during the term hereof will be, held by the Shareholder, or by a nominee or custodian for the benefit of the Shareholder, and the Shareholder has valid title to the Securities, free and clear of any Liens (including voting trusts and voting commitments), except as would not limit the Shareholder’s ability to vote the Securities in the manner provided herein and except as provided by this Agreement. As of the date of this Agreement, the Shareholder does not own of record or beneficially any securities of the Company, or any options, warrants or rights exercisable for securities of the Company, other than the Securities set forth on the signature page of this Agreement. The Shareholder has full power to vote the Securities as provided herein. Neither the Shareholder nor any of the Securities is subject to any voting trust, proxy or other agreement, arrangement or restriction with respect to the voting or disposition of the Securities, except as would not limit the Shareholder’s ability to vote the Securities in the manner provided herein and except as otherwise contemplated by this Agreement or the Merger Agreement.

(c) (i) No filing with, and no permit, authorization, consent or approval of any state, federal or foreign governmental authority is necessary on the part of the Shareholder for the execution and delivery of this Agreement by the Shareholder and the performance by the Shareholder of the Shareholder’s obligations under this Agreement and (ii) neither the execution and delivery of this Agreement by the Shareholder nor the performance by the Shareholder of the Shareholder’s obligations under this Agreement nor compliance by the Shareholder with any of the provisions hereof shall (x) result in the creation of an encumbrance on any of the Securities or (y) violate any order, writ, injunction, decree, statute, rule or regulation applicable to the Shareholder or any of the Securities, except in the case of (x) or (y) for violations, breaches or defaults that would not in the aggregate materially impair the ability of the Shareholder to perform its obligations hereunder.

(d) As of the date hereof, there is no Action pending or, to the knowledge of the Shareholder, threatened against or affecting the Shareholder and/or any of its Affiliates before or by any Governmental Entity that would reasonably be expected to impair the ability of the Shareholder to perform its obligations hereunder or to consummate the transactions contemplated hereby in a timely manner.

(e) The Shareholder understands and acknowledges that Parent, Merger Sub and Merger Sub 2 are entering into the Merger Agreement in reliance upon the Shareholder’s execution and delivery of this Agreement.

SECTION 2. Covenants of the Shareholder. The Shareholder agrees as follows:

(a) The Shareholder shall not, directly or indirectly, (i) sell, transfer (including by operation of law), pledge, assign or otherwise encumber or dispose of, or enter into any agreement, option or other arrangement (including any profit sharing arrangement) or understanding with respect to any of the Securities to any person, (ii) deposit any Securities into a voting trust or enter into any voting arrangement, whether by proxy, voting agreement, voting trust, power-of-attorney, attorney-in-fact, agent or otherwise, with respect to the Securities, except as contemplated by this Agreement, or (iii) take any other action that would in any way make any representation or warranty of the Shareholder herein untrue or incorrect in any material respect.

(b) At any meeting of the Company’s shareholders called to vote upon the Merger and the Merger Agreement or at any adjournment, postponement or recess thereof or in any other circumstances upon which a vote, consent or other approval (including by written consent) is sought with respect to the Merger and the Merger Agreement, the Shareholder shall vote (or cause to be voted) all of the Securities: (i) in favor of the Merger, the adoption of the Merger Agreement and the approval of the terms thereof and each of the other transactions contemplated by this Agreement or the Merger Agreement; (ii) against any inquiry, proposal, offer, indication of interest or transaction that constitutes or could reasonably be expected to lead to, an Acquisition Proposal or Acquisition Transaction relating to the Company and (iii) against any action, proposal, transaction or agreement which would reasonably be expected to impede, interfere with, delay, discourage, adversely affect or inhibit the timely consummation of the Merger or the fulfillment of Parent’s, the Company’s, Merger Sub’s or Merger Sub 2’s conditions under the Merger Agreement or change in any manner the voting rights of any security of the Company (including by any amendments to the Company’s charter or bylaws).

(c) The Shareholder shall use commercially reasonable efforts to take, or cause to be taken, all reasonable actions, and to do, or cause to be done, all things reasonably necessary to fulfill the Shareholder’s obligations under this Agreement, including, without limitation, attending, if applicable, any meeting of the Company’s shareholders or any adjournment, postponement or recess thereof.

(d) The Shareholder shall not exercise any rights to demand appraisal of any Securities that may arise with respect to the Merger.

SECTION 3. Grant of Irrevocable Proxy.

(a) The Shareholder hereby irrevocably (i) grants to Parent and any designee of Parent, alone or together, the Shareholder’s proxy, and (ii) appoints Parent and any designee of Parent as the Shareholder’s proxy, attorney-in-fact and agent (with full power of substitution and resubstitution), alone or together, in each case, for and in the name, place and stead of the Shareholder, to vote the Securities, or grant a consent or approval in respect of the Securities, in accordance with Section 2(b) above at any meeting of the Company’s shareholders or at any adjournment thereof or in any other circumstances upon which their vote, consent or other approval is sought in favor of the approval of the issuance of shares of Company Common Stock in the Merger pursuant to the terms of the Merger Agreement. The Shareholder agrees to execute such documents or certificates evidencing such proxy as Parent may reasonably request. The Shareholder acknowledges receipt and review of a copy of the Merger Agreement.

(b) The Shareholder represents that any proxies heretofore given in respect of the Securities are not irrevocable, and that any such proxies are hereby revoked.

(c) THE SHAREHOLDER HEREBY AFFIRMS THAT THE PROXY SET FORTH IN THIS SECTION 3 IS COUPLED WITH AN INTEREST AND IS IRREVOCABLE UNTIL SUCH TIME AS THIS AGREEMENT TERMINATES IN ACCORDANCE WITH ITS TERMS. The Shareholder hereby further affirms that the irrevocable proxy is given in connection with the execution of the Merger Agreement, and that such irrevocable proxy is given to secure the performance of the duties of the Shareholder under this Agreement. The Shareholder hereby ratifies and confirms all that such irrevocable proxy may lawfully do or cause to be done by virtue hereof. Such irrevocable proxy shall be valid until the termination of this Agreement in accordance with its terms. The power of attorney granted by the Shareholder is a durable power of attorney and shall survive the bankruptcy, dissolution, death or incapacity of the Shareholder.

SECTION 4. Assignment; Binding Effect. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties, except that Parent may assign all or any of its rights and obligations hereunder to any affiliate of Parent; provided, however, that no such assignment shall relieve the assigning party of its obligations hereunder if such assignee does not perform such obligations. Subject to the preceding sentence, this Agreement shall be binding upon, inure solely to the benefit of, and be enforceable by, the parties hereto and their respective permitted successors and assigns. Notwithstanding anything contained in this Agreement to the contrary, nothing in this Agreement, expressed or implied, is intended to or shall confer on any person other than the parties hereto or their respective heirs, successors, executors, administrators and assigns any rights, benefits, remedies, obligations or liabilities of any nature whatsoever under or by reason of this Agreement.

SECTION 5. Termination.

(a) This Agreement, and all rights and obligations of the parties hereunder, shall terminate upon the first to occur of (a) the Effective Time, (b) the date on which the Merger Agreement is terminated in accordance with its terms, or (c) the mutual written agreement of the parties to terminate this Agreement. In the event of termination of this Agreement pursuant to this Section 5, this Agreement will become null and void and of no effect with no liability on the part of any party hereto; provided, however, that no such termination will relieve any party hereto from any liability for any willful, knowing and material breach of this Agreement occurring prior to such termination.

SECTION 6. Shareholder Capacity. Notwithstanding anything to the contrary in this Agreement, the parties acknowledge that (a) the Shareholder is entering into this Agreement solely in the Shareholder’s capacity as a record and/or beneficial owner of Company Common Stock and not in such Shareholder’s capacity as a director, officer or employee of Company or in the Shareholder’s capacity as a trustee or fiduciary of any Employee Plans and (b) nothing in this Agreement is intended to limit or restrict the Shareholder from taking any action or inaction or voting in favor in the Shareholder’s sole discretion on any matter in his or her capacity as a director of the Company or in the Shareholder’s capacity as a trustee or fiduciary of any Employee Plans (if applicable), and none of such actions in such capacity shall be deemed to constitute a breach of this Agreement.

SECTION 7. Parent. Nothing herein shall be construed to limit or affect any action or inaction by (a) Parent, Merger Sub or Merger Sub 2 in accordance with the terms of the Merger Agreement or (b) any Affiliate, officer, director or direct or indirect equity holder of Parent, Merger Sub or Merger Sub 2 acting in his or her capacity as a director or officer of Parent, Merger Sub or Merger Sub 2; provided, however, that this Section 7 shall not relieve any such Person from any liability or obligation that he, she or it may have independently of this Agreement or as a consequence of any action or inaction by such Person.

SECTION 8. No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in Parent, Merger Sub or Merger Sub 2 any direct or indirect ownership or incidence of ownership of or with respect to any Securities. All rights, ownership and economic benefits of and relating to the Securities shall remain vested in and belong to the Shareholder, and Parent, Merger Sub and Merger Sub 2 shall have no authority to manage, direct, superintend, restrict, regulate, govern, or administer any of the policies or operations of the Company or exercise any power or authority to direct the Shareholder in the voting of any of the Securities, except as otherwise provided herein.

SECTION 9. General Provisions.

(a) Except as otherwise set forth in the Merger Agreement, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expense, whether or not the transactions contemplated hereby are consummated.

(b) Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in a writing that refers to this Agreement and signed, in the case of an amendment, by each of the parties hereto, or in the case of a waiver, by the party against whom the waiver is to be effective. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by applicable law.

(c) Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in a writing that refers to this Agreement and signed, in the case of an amendment, by each of the parties hereto, or in the case of a waiver, by the party against whom the waiver is to be effective. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by applicable law.

(d) All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by commercial delivery service, or sent via telecopy (receipt confirmed) or e-mail transmission to the parties at the following addresses or fax numbers (or at such other address or fax numbers for a party as shall be specified by like notice):

(i) if to Parent, Merger Sub or Merger Sub 2:

Microchip Technology Incorporated

2355 W. Chandler Blvd.

Chandler, AZ 85224

Attention: Kim van Herk, Vice President and General Counsel

Fax No: (480) 792-4112

E-mail: kim.vanherk@microchip.com

with copies (which shall not constitute notice) to:

Wilson Sonsini Goodrich & Rosati Professional Corporation

900 South Capital of Texas Highway

Las Cimas IV, Fifth Floor

Austin, TX 78746

Attention: J. Robert Suffoletta, Jr.

Fax No.: (512) 338-5499

E-mail: rsuffoletta@wsgr.com

and copies (which shall not constitute notice) to:

Wilson Sonsini Goodrich & Rosati Professional Corporation

One Market Street

Spear Tower, Suite 3300

San Francisco, CA 94105

Attention: Robert T. Ishii

Fax No.: (415) 947-2099

E-mail: rishii@wsgr.com

(ii) if to Shareholder, to the address[es] set forth on the signature page to this Agreement.

(d) When a reference is made in this Agreement to a Section, such reference shall be to a Section of this Agreement unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Wherever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

(e) This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart. Signatures delivered by facsimile or electronic transmission shall be binding for all purposes hereof.

(f) This Agreement and the Merger Agreement constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof.

(g) This Agreement shall be governed by the laws of the State of California, regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof.

(h) Each party hereto hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction and proper venue of the state or federal courts located in the State of California, County of Santa Clara, and each party consents to personal and subject matter jurisdiction and venue in such courts and waives and relinquishes all right to attack the suitability or convenience of such venue or forum by reason of their present or future domiciles, or by any other reason. The parties acknowledge that all directions issued by the forum court, including all injunctions and other decrees, will be binding and enforceable in all jurisdictions and countries. Each of the parties hereto hereby waives to the fullest extent permitted by applicable Law any right it may have to a trial by jury with respect to any litigation directly or indirectly arising out of, under or in connection with this Agreement or the transactions contemplated hereby.

(i) If any provision of this Agreement or the application thereof to any party or set of circumstances shall, in any jurisdiction and to any extent, be finally held invalid or unenforceable by any rule of law or public policy, such term or provision shall only be ineffective as to such jurisdiction, and only to the extent of such invalidity or unenforceability, without invalidating or rendering unenforceable any other terms or provisions of this Agreement or under any other circumstances, and the parties shall negotiate in good faith a substitute provision which comes as close as possible to the invalidated or unenforceable term or provision, and which puts each party in a position as nearly comparable as possible to the position it would have been in but for the finding of invalidity or unenforceability, while remaining valid and enforceable.

(j) Each of the parties acknowledges that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof and agrees that the parties’ respective remedies at law for a breach or threatened breach of any of the provisions of this Agreement would be inadequate and, in recognition of that fact, each agrees that, in the event of a breach or threatened breach by any party of the provisions of this Agreement, in addition to any remedies at law or damages, each party, respectively, without posting any bond, shall be entitled to obtain equitable relief in the form of specific performance, a temporary restraining order, a temporary or permanent injunction or any other equitable remedy which may then be available in order to enforce the terms hereof.

[Signature pages follow]

IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed and delivered as of the date first written above.

MICROCHIP TECHNOLOGY INCORPORATED

By:
Name:
Title:

MAMBO ACQUISITION CORP.

By:
Name:
Title:

MAMBO ACQUISITION LLC

By:
Name:
Title:

SHAREHOLDER

Name:

Shareholder’s Address for Notice:

Facsimile:
Attention:

Shares owned of record:		Beneficially owned shares:

Class of Shares	Number	Class of Shares	Number

Exhibit A

SPOUSAL CONSENT

The undersigned represents that the undersigned is the spouse of:

Name of Shareholder

and that the undersigned is familiar with the terms of the Voting Agreement (the “Agreement”), entered into as of May 7, 2015, by and among Microchip Technology Incorporated, a Delaware corporation (“Parent”), Mambo Acquisition Corp., a California corporation and a wholly owned subsidiary of Parent (“Merger Sub”), Mambo Acquisition LLC, a California limited liability company and a wholly owned subsidiary of Parent (“Merger Sub 2”) and the undersigned’s spouse. The undersigned hereby agrees that the interest of the undersigned’s spouse in all property which is the subject of the Agreement shall be irrevocably bound by the terms of the Agreement and by any amendment, modification, waiver or termination signed by the undersigned’s spouse. The undersigned further agrees that the undersigned’s community property interest in all property which is the subject of the Agreement shall be irrevocably bound by the terms of the Agreement, and that the Agreement shall be binding on the executors, administrators, heirs and assigns of the undersigned. The undersigned further authorizes the undersigned’s spouse to amend, modify or terminate the Agreement, or waive any rights thereunder, and that each such amendment, modification, waiver or termination signed by the undersigned’s spouse shall be binding on the community property interest of undersigned in all property which is the subject of the Agreement and on the executors, administrators, heirs and assigns of the undersigned, each as fully as if the undersigned had signed such amendment, modification, waiver or termination.

Dated: , 2015
Name:

ANNEX C

OPINION OF CREDIT SUISSE SECURITIES (USA) LLC

May 7, 2015

Micrel, Incorporated

2180 Fortune Drive

San Jose, CA 95131

Attention: Board of Directors

Members of the Board of Directors:

You have asked us to advise you in your capacity as the Board of Directors of Micrel, Incorporated (the “Company”) with respect to the fairness, from a financial point of view, to the holders of common stock, no par value (“Company Common Stock”), of the Company of the Merger Consideration (as defined below) to be received by such holders in the Merger pursuant to the Merger Agreement (as defined below). You have advised us that, pursuant to the Agreement and Plan of Merger (the “Merger Agreement”) to be entered into by and among Microchip Technology Incorporated (the “Acquiror”), Mambo Acquisition Corp., a wholly owned subsidiary of the Acquiror (“Merger Sub”), Mambo Acquisition LLC, a wholly owned subsidiary of the Acquiror (“Merger Sub LLC”) and the Company (i) Merger Sub will merge with and into the Company (the “Merger”), (ii) each outstanding share of Company Common Stock will be converted into the right to receive, at the election of the holder thereof and subject to certain limitations and election and proration procedures as to which we express no opinion, either (A) $14 in cash (the “Cash Consideration”) or (B) a number of shares of common stock, par value $0.001 per share (“Acquiror Common Stock”), of the Acquiror (the “Stock Consideration”), equal to (x) $14 divided by (y) the Parent Average Closing Price (as defined below), rounded to the nearest one ten thousandth, and (iii) the Company will become a wholly owned subsidiary of the Acquiror. The Stock Consideration or the Cash Consideration, as applicable, is referred to herein as the “Merger Consideration” and the term “Parent Average Closing Price” means the average closing sale price for a share of Acquiror Common Stock, rounded to the nearest one-tenth of a cent, as reported on the NASDAQ Global Select Market for the ten most recent trading days ending on the second to last trading day immediately prior to the effective time of the Merger. We further understand that, as soon as practicable following the Merger, the Acquiror will cause the Company to merge with and into Merger Sub LLC (the “Second Step Merger”).

In arriving at our opinion, we have reviewed a draft, dated May 6, 2015, of the Merger Agreement and certain publicly available business and financial information relating to the Company and the Acquiror. We have also reviewed certain other information relating to the Company and the Acquiror, including financial forecasts relating to the Company for the fiscal years ending December 31, 2015 through December 31, 2018 prepared by and provided to us by the management of the Company (the “Company Projections”) and certain publicly available research analyst estimates relating to the future financial performance of the Acquiror reviewed and discussed with us by the management of the Acquiror (the “Analyst Estimates for the Acquiror”). We have also spoken with the managements of the Company and the Acquiror regarding the business and prospects of the Company and the Acquiror. We have also considered certain financial and stock market data for the Company and the Acquiror, and we have compared that data with similar data for other companies with publicly traded equity securities in businesses we deemed similar to those of the Company and the Acquiror, and we have considered, to the extent publicly available, the financial terms of certain other business combinations and other transactions which have been effected or announced. We also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant.

In connection with our review we have not independently verified any of the foregoing information, and we have assumed and relied upon such information being complete and accurate in all respects. With respect to the Company Projections that we have used and relied upon for purposes of our analyses and this opinion, although the Company’s actual financial performance and results have raised concerns among members of the Company’s Board of Directors and management regarding whether the Company will be able to achieve the Company

Projections, the Company’s Board of Directors believes that the Company Projections are a reasonable basis on which to evaluate the Company and the proposed Merger and has directed us to use and rely upon such projections for purposes of our analyses and this opinion. With respect to the Analyst Estimates for the Acquiror that we have used and relied upon for purposes of our analyses and this opinion, management of the Acquiror has advised us and we have assumed that such Analyst Estimates for the Acquiror represent reasonable estimates and judgments as to the future financial performance of the Acquiror and, at the direction of management of the Company, we have assumed that the Analyst Estimates for the Acquiror are a reasonable basis on which to evaluate the Acquiror and the proposed Merger and we have used and relied upon such information for purposes of our analyses and this opinion. We express no view or opinion with respect to the Company Projections, the Analyst Estimates for the Acquiror or the assumptions upon which they are based.

We also have assumed, with your consent, that, in the course of obtaining any regulatory or third party consents, approvals or agreements in connection with the Merger or the Second Step Merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on the Company, the Acquiror or the contemplated benefits of the Merger and the Second Step Merger that would be material to our analyses or this opinion. With your consent we have also assumed that the Merger and the Second Step Merger will be consummated in compliance with all applicable laws and regulations and in accordance with the terms of the Merger Agreement, without waiver, modification or amendment of any term, condition or agreement thereof that is material to our analyses or this opinion. In addition, we have relied, without independent verification, on the assessments of the managements of the Company and the Acquiror as to (i) the Acquiror’s ability to retain key employees of the Company and the Acquiror after giving effect to the Merger, (ii) the strategic benefits of the Merger, (iii) the validity of, and risks associated with the existing intellectual property, technology, products and services of the Company and the Acquiror, (iv) the Acquiror’s ability to integrate the businesses of the Company and the Acquiror and (v) the marketability, commercial viability and market adoption of the Company’s and the Acquiror’s current and future products after giving effect to the Merger. You have advised us and for purposes of our analyses and our opinion we have assumed that, for U.S. federal income tax purposes, the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. In addition, we have not been requested to make, and have not made, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company or the Acquiror, nor have we been furnished with any such evaluations or appraisals. With your consent we have also assumed that the final form of the Merger Agreement, when executed by the parties thereto, will conform to the draft reviewed by us in all respects material to our analyses and this opinion.

Our opinion only addresses the fairness, from a financial point of view, to the holders of Company Common Stock of the Merger Consideration to be received by such holders in the Merger pursuant to the Merger Agreement in the manner set forth above and does not address any other aspect or implication (financial or otherwise) of the Merger, the Merger Agreement or any other agreement, arrangement or understanding entered into in connection therewith or otherwise, including, without limitation, any agreements between the Acquiror and its affiliates and stockholders of the Company relating to the Merger or otherwise, the form and structure of the Merger and the Merger Consideration, the Second Step Merger, the financing of the Cash Consideration, or the fairness of the amount or nature of, or any other aspect relating to, any compensation or consideration to be received or otherwise payable to any officers, directors, employees, securityholders or affiliates of any party to the Merger, or class of such persons, relative to the Merger Consideration or otherwise. Furthermore, we are not expressing any advice or opinion regarding matters that require legal, regulatory, accounting, insurance, intellectual property, tax, environmental, executive compensation or other similar professional advice. We have assumed that the Company has or will obtain such advice or opinions from the appropriate professional sources. The issuance of this opinion was approved by our authorized internal committee.

Our opinion is necessarily based upon information made available to us as of the date hereof and financial, economic, market and other conditions as they exist and can be evaluated on the date hereof. We have not undertaken, and are under no obligation, to update, revise, reaffirm or withdraw this opinion, or otherwise comment on or consider events occurring or coming to our attention after the date hereof. Our opinion does not address the relative merits of the Merger as compared to alternative transactions or strategies that might be available to the Company, nor does it address the underlying business decision of the Board of Directors of the Company (the “Board”) or the Company to proceed with or effect the Merger. We are not expressing any opinion as to what the value of shares of Acquiror Common Stock actually will be when issued pursuant to the Merger or the price or range of prices at which shares of Acquiror Common Stock or Company Common Stock may be purchased or sold at any time. We have assumed that the shares of Acquiror Common Stock to be issued to the holders of Company Common Stock in the Merger will be approved for listing on the NASDAQ Global Select Market prior to the consummation of the Merger.

We have acted as financial advisor to the Company in connection with the Merger and will receive a fee for our services, the principal portion of which is contingent upon the consummation of the Merger. We also became entitled to receive a fee upon the rendering of our opinion. In addition, the Acquiror has agreed to reimburse certain of our expenses and to indemnify us and certain related parties for certain liabilities and other items arising out of or related to our engagement. We and our affiliates have provided other financial advice and services, and may in the future provide financial advice and services, to the Company, the Acquiror and their respective affiliates for which we and our affiliates have received, and would expect to receive, compensation including, during the past two years, having provided advisory services to the Company in 2014. We are a full service securities firm engaged in securities trading and brokerage activities as well as providing investment banking and other financial services. In the ordinary course of business, we and our affiliates may acquire, hold or sell, for our and our affiliates’ own accounts and the accounts of customers, any currency or commodity that may be involved in the Merger and equity, debt and other securities and financial instruments (including bank loans and other obligations) of the Company, the Acquiror and any other company that may be involved in the Merger, as well as provide investment banking and other financial services to such companies and their affiliates.

It is understood that this letter is for the information of the Board (in its capacity as such) in connection with its consideration of the Merger and does not constitute a recommendation to the Board with respect to the proposed Merger or advice or a recommendation to any holder of Company Common Stock as to how such holder should act or vote on any matter relating to the proposed Merger including, without limitation, whether such holder should elect to receive the Cash Consideration or the Stock Consideration for their shares of Company Common Stock in the Merger.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration to be received by the holders of Company Common Stock in the Merger pursuant to the Agreement is fair, from a financial point of view, to such holders.

Very truly yours,

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Wally Cheng
Manager Director

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers

Section 145 of the DGCL authorizes a court to award or a corporation’s board of directors to grant indemnification to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising by reason of the fact that the person was an officer, director, employee or agent of the corporation, or is or was serving at the request of the corporation or other enterprise (including liabilities arising under the Exchange Act). Article VI of Microchip’s bylaws provides for mandatory indemnification of its directors and executive officers, to the maximum extent permitted by the DGCL. Article VI of Microchip’s bylaws also provides for permissive indemnification of Microchip’s employees and agents to the extent, and in the manner, permitted by the DGCL. Microchip has entered into indemnification agreements with its directors and selected officers, a form of which was filed on February 5, 1993 as Exhibit 10.1 to Registration Statement No. 33-57960. The indemnification agreements provide Microchip’s directors and selected officers with further indemnification to the maximum extent permitted by the DGCL. Microchip’s directors and officers are insured under policies of insurance maintained by Microchip, subject to the limits of the policies, against any claims made against them by reason of being or having been such directors or officers.

Item 21.	Exhibits and Financial Statement Schedules

(a) Exhibits

Exhibit Number	Exhibit Description

2.1	Agreement and Plan of Merger, dated as of May 7, 2015, by and among Microchip Technology Incorporated, Mambo Acquisition Corp., Mambo Acquisition LLC and Micrel, Incorporated (included as Annex A to the proxy statement/prospectus forming a part of this registration statement).*

3.1	Restated Certificate of Incorporation of Microchip Technology Incorporated (included as Exhibit 3.1 to Form 10-Q filed on November 12, 2002).*

3.2	Amended and Restated Bylaws of Incorporation of Microchip Technology Incorporated, as amended through August 25, 2014 (included as Exhibit 3.1 to Form 8-K filed on August 27, 2014).*

4.1	Indenture, dated as of December 7, 2007, by and between Wells Fargo Bank, National Association, as Trustee, and Microchip Technology Incorporated (included as Exhibit 4.1 to Form 8-K filed on December 7, 2007).*

4.2	Indenture, dated as of February 11, 2015, between Microchip Technology Incorporated and Wells Fargo Bank, N.A. (included as Exhibit 4.1 to Form 8-K filed on February 11, 2015).

4.3	Registration Rights Agreement, dated as of December 7, 2007, by and between J.P. Morgan Securities Inc. and Microchip Technology Incorporated (included as Exhibit 4.2 to Form 8-K filed on December 7, 2007).*

5.1	Opinion of Wilson Sonsini Goodrich & Rosati, PC regarding the legality of the securities being issued.

8.1	Tax Opinion of Wilson Sonsini Goodrich & Rosati, PC.

8.2	Tax Opinion of Davis Polk & Wardwell LLP.

10.1	Form of Voting Agreement, by and among Microchip Technology Incorporated, Mambo Acquisition Corp., Mambo Acquisition LLC and the executive officers and directors of Micrel, Incorporated.

Exhibit Number	Exhibit Description

23.1	Consent of Ernst & Young LLP (related to its reports relating to Microchip’s consolidated financial statements and internal control over financial reporting).

23.2	Consent of KPMG LLP (related to its reports relating to Micrel’s consolidated financial statements and internal control over financial reporting).

23.3	Consent of PricewaterhouseCoopers LLP (related to its reports relating to Micrel’s consolidated financial statements).

23.4	Consent of Wilson Sonsini Goodrich & Rosati, PC (included in Exhibit 5.1 and Exhibit 8.1).

23.5	Consent of Davis Polk & Wardwell LLP (included as part of its opinion in Exhibit 8.2).

24.1	Power of Attorney (included in Part II to this Registration Statement).*

99.1	Consent of Credit Suisse Securities (USA) LLC.

99.2	Form of Proxy of Micrel.

99.3	Election Form.

99.4	Letter of Transmittal.

*	Previously filed.

Item 22.	Undertakings

(1) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) The registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933, and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(4) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions hereof, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(5) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(6) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chandler, State of Arizona, on June 26, 2015.

MICROCHIP TECHNOLOGY INCORPORATED

By:	/s/ Steve Sanghi
Name:	Steve Sanghi
Title:	President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Steve Sanghi Steve Sanghi	Chairman, President and Chief Executive Officer (Principal Executive Officer)	June 26, 2015

/s/ J. Eric Bjornholt J. Eric Bjornholt	Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	June 26, 2015

* Matthew W. Chapman	Director	June 26, 2015

* L.B. Day	Director	June 26, 2015

* Esther Johnson	Director	June 26, 2015

* Wade F. Meyercord	Director	June 26, 2015

*By:	/s/ Steve Sanghi
Steve Sanghi
Attorney-in-fact

EXHIBIT INDEX

Exhibit Number	Exhibit Description

2.1	Agreement and Plan of Merger, dated as of May 7, 2015, by and among Microchip Technology Incorporated, Mambo Acquisition Corp., Mambo Acquisition LLC and Micrel, Incorporated (included as Annex A to the proxy statement/prospectus forming a part of this registration statement).*

3.1	Restated Certificate of Incorporation of Microchip Technology Incorporated (included as Exhibit 3.1 to Form 10-Q filed on November 12, 2002).*

3.2	Amended and Restated Bylaws of Incorporation of Microchip Technology Incorporated, as amended through August 25, 2014 (included as Exhibit 3.1 to Form 8-K filed on August 27, 2014).*

4.1	Indenture, dated as of December 7, 2007, by and between Wells Fargo Bank, National Association, as Trustee, and Microchip Technology Incorporated (included as Exhibit 4.1 to Form 8-K filed on December 7, 2007).*

4.2	Indenture, dated as of February 11, 2015, between Microchip Technology Incorporated and Wells Fargo Bank, N.A. (included as Exhibit 4.1 to Form 8-K filed on February 11, 2015).*

4.3	Registration Rights Agreement, dated as of December 7, 2007, by and between J.P. Morgan Securities Inc. and Microchip Technology Incorporated (included as Exhibit 4.2 to Form 8-K filed on December 7, 2007).*

5.1	Opinion of Wilson Sonsini Goodrich & Rosati, PC regarding the legality of the securities being issued.

8.1	Tax Opinion of Wilson Sonsini Goodrich & Rosati, PC.

8.2	Tax Opinion of Davis Polk & Wardwell LLP.

10.1	Form of Voting Agreement, by and among Microchip Technology Incorporated, Mambo Acquisition Corp., Mambo Acquisition LLC and the executive officers and directors of Micrel, Incorporated.

23.1	Consent of Ernst & Young LLP (related to its reports relating to Microchip’s consolidated financial statements and internal control over financial reporting).

23.2	Consent of KPMG LLP (related to its reports relating to Micrel’s consolidated financial statements and internal control over financial reporting).

23.3	Consent of PricewaterhouseCoopers LLP (related to its report relating to Micrel’s consolidated financial statements).

23.4	Consent of Wilson Sonsini Goodrich & Rosati, PC (included in Exhibit 5.1 and Exhibit 8.1).

23.5	Consent of Davis Polk & Wardwell LLP (included as part of its opinion in Exhibit 8.2).

24.1	Power of Attorney (included in Part II to this Registration Statement).*

99.1	Consent of Credit Suisse Securities (USA) LLC.

99.2	Form of Proxy of Micrel.

99.3	Election Form.

99.4	Letter of Transmittal.

*	Previously filed.